Form 10-K/A, Exhibit 13
period 1993-12-31
ETOWN CORP; ELIZABETHTOWN WATER CO /NJ/
filed 1994-03-30
CIK 764403, 32379

Exhibit 13


               E'TOWN CORPORATION

Portion of the 1993 Annual Report to Shareholder's which is incorporated by reference into this filing on Form 10-K for the year ended December 31, 1993.


                     INDEX
                                                     Page
                                                     ----

Management's Discussion and Analysis of Consolidated
Financial Condition and Results of Operations          1


Consolidated Financial Statements                      9


Notes to Consolidated Financial Statements            15


Independent Auditors' Report                          42


Other Financial and Statistical Data                  43


Stock Price and Dividend Data                         44


























            MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company) and E'town Properties, Inc. (Properties).
The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. The following analysis sets forth significant events affecting the financial condition of E'town and Elizabethtown at December 31, 1993, and the results of operations for the years ended December 31, 1993, 1992 and 1991.

LIQUIDITY AND CAPITAL RESOURCES
Capital Expenditures Program

     Consolidated capital expenditures, primarily for water utility plant, were $32.7 million during 1993. Capital expenditures for the three-year period ending December 31, 1996, are estimated to be $196.9 million, of which $196.5 million is for Elizabethtown's utility plant and $.4 million is for real estate-related expenditures.

     Elizabethtown's construction program includes additional mains and storage facilities necessary to serve customers who were added during the last several years. In addition, Elizabethtown anticipates upgrading its existing surface water treatment plant by rehabilitating certain components and adding facilities designed to maximize its capacity. These projects are designed to ensure the plant's compliance with proposed water quality and other environmental regulations.

     Elizabethtown's estimated capital expenditures through 1996 include $100.0 million, excluding an Allowance for Funds Used During Construction (AFUDC), for construction of a new water treatment plant, the Canal Road Water Treatment Plant (Plant), near its existing plant. The Plant is scheduled to be completed in 1996. The Plant, which will have a rated production capacity of 40 million gallons per day, is necessary to meet existing and anticipated customer demands and to replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination.

     In August 1993, the Board of Regulatory Commissioners (BRC) approved a stipulation (1993 Plant Stipulation) signed by the parties to the Company's petition relating to the Plant. The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimate regarding the Plant's cost, at that time of $87 million, and construction period were reasonable. The 1993 Plant Stipulation authorizes the Company to levy a rate surcharge if the Company's pre-tax interest coverage ratio for any 12 month historical period drops below
2.0 times.  The surcharge would equal 20% of the Company's gross
                              -1-

interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as the Company's next base rate increase after the coverage ratio falls below 2.0 times, but in no event prior to January 1, 1995. Also, the surcharge would remain in effect for 12 months and could be extended by the BRC for up to six additional months. The 1993 Plant Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in the Company's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

     Elizabethtown has solicited bids from general contractors for the construction of the Plant. The estimated cost of the Plant, as of March 23, 1994, is approximately $100 million, excluding AFUDC. The Company has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. The Company expects to execute a contract and commence construction in the spring of 1994.

     Also included in the Company's capital program is $12.2 million for new wells, treatment facilities and transmission lines to augment Mount Holly's water supplies. Such projects are necessary for Mount Holly to comply with recent state legislation requiring Mount Holly and other water purveyors located in a particular area in southern New Jersey to obtain additional sources of water to replace portions of their existing supplies.

CAPITAL RESOURCES

     During 1993, Elizabethtown, including Mount Holly, financed 28.2% of its capital expenditures from internally generated funds (after payment of common stock dividends). The balance was funded from
(i) capital contributions from E'town from the sale of common stock,
(ii) the remaining proceeds of various New Jersey Economic Development Authority (NJEDA) tax-exempt bond issues from prior years and
(iii) short-term bank debt on an interim basis.

     For the three-year period ending December 31, 1996, Elizabethtown, including Mount Holly, estimates that 15% of its capital expenditures will be financed with internally generated funds (after the payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock, long-term debentures, proceeds of tax-exempt NJEDA bonds and short-term borrowings under a revolving credit agreement (see below), on an interim basis.
The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects over the next three years, including the Plant. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA.
                              -2-


     On May 17, 1993, E'town issued 575,000 shares of common stock for net proceeds of $16.6 million. The net proceeds were used to fund equity contributions to Elizabethtown of $11.0 million in May 1993 and $2.8 million in September 1993. Elizabethtown used a portion of such contributions to repay $7.0 million of short-term bank debt incurred for construction expenditures and invested the balance on a short-term basis until needed for construction expenditures. E'town used $1.0 million of the proceeds to repay short-term bank debt previously incurred for working capital. The balance of the proceeds has been invested on a short-term basis and is expected to be used to fund working capital requirements of the Corporation.

     During 1993, E'town raised $6.0 million from the sale of common stock issued under its Dividend Reinvestment and Stock Purchase Plan
(DRP). Such proceeds were used to fund equity contributions to Elizabethtown primarily for Elizabethtown's capital expenditures.

     On August 24, 1993, E'town, Properties and Elizabethtown sold three parcels of land totalling 260 acres to the Somerset County Park Commission for $3.4 million. The cash generated by the sale has been invested on a short-term basis and will be used to fund a $2.2 million equity contribution to Elizabethtown when required by the Company for construction expenditures. The remainder of the proceeds will be used to fund working capital requirements of the Corporation.

     On November 9, 1993, Elizabethtown issued $50 million of 7 1/4% Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30 million of the Company's 8 5/8% Debentures due 2007 and $20 million of the Company's 10 1/8% Debentures due 2018. The aggregate redemption premiums of $2.7 million were paid from general Company funds.

     During 1994, E'town Corporation expects to issue approximately 500,000 shares of common stock, through a public offering prior to June 30, 1994, to finance additional equity contributions to Elizabethtown. Proceeds from all stock issued under E'town's DRP will continue to fund additional equity contributions to Elizabethtown.

     Elizabethtown is negotiating a committed revolving credit agreement, which is expected to be in place by April 1994, with an agent bank and up to five additional participating banks to replace its existing uncommitted lines of credit. The agreement will provide up to $60 million in revolving short-term notes to provide sufficient short-term financing for the Company to fund, together with other monies, its $196.5 million capital program. The agreement will allow the Company to borrow, repay and reborrow up to $60 million for the first three years, after which time the Company may convert any outstanding balances to a five-year fully amortizing term loan. The agreement will further provide that among other covenants, the Company must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1.
                                -3-


December 31, 1992 and 1991

     In April 1992, E'town issued 500,000 shares of common stock for net proceeds of $12.7 million. Proceeds of the issue funded an $11.0 million capital contribution to Elizabethtown, and the balance was used to repay E'town's short-term bank debt previously incurred to fund working capital. Also, E'town funded additional equity contributions of $4.2 million to Elizabethtown from E'town's DRP. During 1992, Elizabethtown issued $15 million of 8% Debentures to repay short-term bank debt, of which, $9 million was incurred to repay Elizabethtown's
4 7/8% Debentures due February 1, 1992, and the remainder was incurred to finance construction expenditures.

     On February 14, 1991, E'town issued 523,700 shares of common stock for net proceeds of $11.6 million. Proceeds of the issue funded an $8 million capital contribution to Elizabethtown, and the balance was used to repay E'town's short-term bank debt previously incurred to fund working capital. Also, E'town funded additional equity contributions of $1.8 million to Elizabethtown from E'town's DRP. During 1991, Elizabethtown issued $27.5 million of 8 3/4% Debentures to retire $25 million of 11 1/8% Debentures and, through the NJEDA, issued a total of $25.5 million of tax-exempt debentures with interest rates of 6.6% and 6.7% to refinance $10.5 million of tax-exempt 8.20% Debentures and $15 million of 6.20% NJEDA Notes.

RESULTS OF OPERATIONS

Net Income for 1993 was $13.8 million or $2.59 per share on a primary basis as compared to $10.2 million or $2.21 per share for 1992. The increase in net income resulted from higher levels of outdoor water use due to abnormally hot and dry summer weather and the gain from the land sale referred to above. Also, rate increases received in March of 1993 and 1992, enabled the Company to cover higher levels of operating and financial expenses in 1993 without adversely affecting net income. Summer water use in excess of what management believes to be normal contributed approximately $1.8 million or $.34 per share. The land sale produced an after-tax gain of $1.1 million or $.21 per share. The average number of shares outstanding in 1993 increased 15.3% over 1992. Assuming a return to normal weather patterns in 1994, the Company expects that earnings for 1994 will be less than earnings realized in 1993.

     Net Income for 1992 was $10.2 million or $2.21 per share on a primary basis, as compared to $9.5 million or $2.32 per share for 1991. Net income increased primarily because the Company realized $3.3 million from the rate increase granted in March 1992, which was partially offset by increased expenses. Earnings per share fell because the average number of shares outstanding increased by 13.4%.

                                  -4-

Operating Revenues increased $10.8 million or 12.1% in 1993. Of this increase, $4.8 million relates to the combined effect of the rate increases of $5.0 million and $4.0 million effective March 1993 and 1992, respectively. Also, sales to retail customers increased $3.8 million and sales to other water systems increased $1.2 million due to hot, dry summer weather.

     Operating Revenues increased $ $3.1 million or 3.6% in 1992 primarily because of the rate increase effective March 1992. Retail water consumption dropped by $1.5 million in 1992 due to relatively wet summer weather. However, lower consumption by retail customers was partially offset by an increase in sales to other water systems of $.4 million.

Operation Expenses increased by $3.5 million or 9.9% in 1993 primarily due to increases in the quantity of power and raw water purchased to meet higher than normal summer loads. Also, the unit costs of power and purchased water increased, as did labor costs and the cost of medical and other benefits.

     Operation Expenses increased $1.5 million or 4.4% in 1992.
Increases in labor, the price of purchased water and worker's compensation premiums were partially offset by a reduction in hospitalization premiums.

Maintenance Expenses increased less than $.1 million or .2% in 1993 and $.3 million or 5.7% in 1992 due to fluctuations in routine maintenance at various operating facilities.

Depreciation Expense increased $.6 million or 9.5% in 1993 and $.4 million or 6.3% in 1992 due to additional depreciable plant being placed in service during those periods.

Revenue Taxes increased $1.4 million or 12.8% in 1993 and $.4 million or 3.4% in 1992 due to additional taxes on the higher revenues explained above.

Real Estate, Payroll and Other Taxes increased $.2 million or 9.6% in 1993 due to increased payroll taxes resulting from labor cost increases and state income taxes resulting from the adoption of SFAS 109. Real Estate, Payroll and Other Taxes increased by $.1 million in 1992.

Federal Income Taxes increased $1.7 million or 31.4% in 1993 and
$.3 million or 5.0% in 1992 due to the changes in the components of taxable income discussed herein. The increase in 1993 also includes
$.2 million due to the change in the federal statutory tax rate from 34% to 35%.
                            -5-

Other Income increased in total by $1.2 million in 1993. Other Income increased due to a gain on the sale of land in August 1993 of $1.7 million or $1.1 million, net of federal income taxes, discussed previously. A decrease in the equity component of AFUDC of $.2 million resulted from the timing of construction expenditures. Other Income decreased because Properties adjusted the carrying values of certain investments downward to their estimated net realizable values (see "Economic Outlook - Properties"). This decrease is comprised of a downward adjustment of $.1 million to the carrying value of the Bordentown property and a similar adjustment of $.2 million to the Mansfield property. These adjustments were compared to a downward adjustment of $.2 million in 1992 to the investment in Solar Electric Generating System V (SEGS). Other increases of $.5 million resulted from various miscellaneous items. Federal income taxes, as a result of all of the above, increased $.7 million.

     In 1992 Other Income increased in total by $.2 million. Other Income in 1992 includes an equity component of AFUDC of $.6 million, which is offset by the $.2 million adjustment to SEGS discussed previously. Other income also decreased by $.1 million due to various other miscellaneous items. Federal income taxes, as a result of all of the above, increased $.1 million.

Total Interest Charges increased $.9 million or 8.4% in 1993, due primarily to an increase in interest for long-term debt issued in September 1992 and a reduction in earnings from NJEDA trust funds due to reduced trust fund balances. These items were partially offset by lower interest on short-term debt due to reduced borrowings.

     Total Interest Charges decreased $.4 million or 3.9% in 1992 due to the net effect of (i) new long-term debt issued in September 1992,
(ii) lower interest costs as a result of long-term debt refinancing and
(iii) lower levels of short-term debt balances and their related rates.

ECONOMIC OUTLOOK

     Consolidated earnings for E'town for the next several years will be determined primarily by Elizabethtown's ability to generate adequate earnings and, to a lesser degree, the ability of Properties and E'town to generate adequate returns on their real estate investments.
                            -6-


Elizabethtown and Subsidiary

     Elizabethtown believes that it has sufficient surface and well water supplies to meet its customers' needs and that it is, and will remain, in compliance with all water quality standards. Nonetheless, governmental water quality and service regulations will require Elizabethtown and Mount Holly to make significant investments in water treatment, transmission and storage facilities including, most significantly, the Plant. This capital program will require regular external financing and rate relief for the next several years.

     Because Elizabethtown expects its rate base to grow more quickly than pumpage over the next several years, Elizabethtown anticipates filing for a rate increase in 1994, and regularly thereafter, so that it may have the opportunity to realize satisfactory returns on equity. Adequate equity returns will enable Elizabethtown to continue to attract external capital to finance improvements necessary to maintain safe and adequate service. Future earnings of the Company will be primarily affected by weather and customer usage, the magnitude and timing of capital expenditures, the rate of growth of revenues and expenses, and the adequacy and timeliness of regulatory relief.

Properties

     Included in non-utility property and other investments at December 31, 1993 and 1992 is $11.9 million and $13.3 million, respectively, of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are or were being sought. Based upon independent appraisals received at various times prior to, and during 1993, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1993, after the adjustments to the Mansfield and Bordentown properties discussed below.

After sewer capacity became available for its parcel in Bordentown, New Jersey (which was purchased together with lands across the town line in Mansfield), Properties determined that the Bordentown parcel was ready for its intended use and has listed the parcel with a broker for sale. Effective in 1993, the carrying charges on the Bordentown parcel were, and will continue to be, expensed since this property is ready for its intended use. Such carrying charges were approximately $.2 million in 1993.
                            -7-


     Properties continues to seek permits and more favorable zoning treatment for its Mansfield property and, therefore, continues to capitalize various carrying charges. During the second quarter of 1993, the carrying value of the Mansfield property held by Properties exceeded its estimated net realizable value and, as a result, carrying charges incurred after that date were, and continue to be, adjusted monthly. This is due to the fact that the Mansfield property is not yet ready for its intended use and, therefore, various carrying charges continue to be capitalized while, based upon recent appraisals, the market value of the property has remained constant. An allowance of $.2 million for the year ended December 31, 1993, to adjust the carrying value of the Mansfield property, has been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. As Properties expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use, further adjustments for these capitalized carrying charges, reflecting management's estimate of the net realizable value of the property, should be expected. Such carrying costs were approximately $.3 million in 1993.

     The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals on a regular basis.
                                -8-

E'town Corporation and Subsidiaries
Statements of Consolidated Income                   Year Ended December 31,
                                         --------------------------------------
                                             1993         1992         1991
                                         ------------ ------------ ------------
Operating Revenues                        $99,996,120  $89,167,337  $86,086,103
                                          -----------  -----------  -----------
Operating Expenses:
  Operation                                39,280,920   35,744,262   34,246,828
  Maintenance                               5,716,157    5,704,843    5,399,139
  Depreciation                              7,285,309    6,654,986    6,258,302
  Revenue taxes                            12,501,804   11,086,349   10,717,838
  Real estate, payroll and other taxes      2,706,447    2,469,066    2,322,425
  Federal income taxes (Note 3)             7,170,406    5,455,022    5,193,665
                                          -----------  -----------  -----------
        Total operating expenses           74,661,043   67,114,528   64,138,197
                                          -----------   ----------   ----------
Operating Income                           25,335,077   22,052,809   21,947,906
                                          -----------   ----------   ----------
Other Income:
  Gain on sale of land (Note 7)             1,685,521
  Allowance for equity funds used
   during construction (Note 2)               445,339      599,443
  Write-down of non-utility property
   and other investments (Note 7)            (269,315)    (180,000)
  Federal income taxes (Note 3)              (790,320)    (117,623)     (15,404)
  Other--net                                  396,515      (73,493)      45,305
                                          -----------  -----------  -----------
        Total other income                  1,467,740      228,327       29,901
                                          -----------  -----------  -----------
Total Operating and Other Income           26,802,817   22,281,136   21,977,807
                                          -----------  -----------  -----------
Interest Charges:
  Interest on long-term debt               12,374,224   11,389,341   11,488,492
  Other interest expense--net                  95,848      564,064      610,131
  Capitalized interest (Note 2)              (805,882)  (1,197,328)    (977,482)
  Amortization of debt discount--net          258,799      244,047      321,596
                                          -----------  -----------  -----------
        Total interest charges             11,922,989   11,000,124   11,442,737
                                          -----------  -----------  -----------
Income Before Preferred Stock
  Dividends of Subsidiary                  14,879,828   11,281,012   10,535,070
Preferred Stock Dividends                   1,050,000    1,050,000    1,050,000
                                          -----------  -----------  -----------
Net Income                                $13,829,828  $10,231,012  $ 9,485,070
                                          ===========  ===========  ===========
Earnings Per Share of Common Stock (Note 2):
 Primary                                  $      2.59  $      2.21  $      2.32
                                          ===========  ===========  ===========
 Fully Diluted                            $      2.54  $      2.18  $      2.28
 Average Number of Shares Outstanding for =========== =========== =========== the Calculation of Earnings Per Share:
 Primary                                    5,337,939    4,627,814    4,080,118
                                          ===========  ===========  ===========
 Fully Diluted                              5,651,808    4,950,768    4,413,178
                                          ===========  ===========  ===========
Dividends Paid Per Common Share           $      2.01  $      2.00  $      2.00
                                          ===========  ===========  ===========
See Notes to Consolidated Financial Statements.
                                                -9-
E'town Corporation and Subsidiaries
Consolidated Balance Sheets

                                                            December 31,
                                                    ---------------------------
Assets                                                  1993           1992
                                                    ------------   ------------

Utility Plant--At Original Cost:
  Utility plant in service                          $438,178,824   $411,317,989
  Construction work in progress                       17,242,088     11,809,783
                                                    ------------   ------------
       Total utility plant                           455,420,912    423,127,772
 Less accumulated depreciation and amortization       82,128,023     75,874,538
                                                    ------------   ------------
       Utility plant--net                            373,292,889    347,253,234
                                                    ------------   ------------


Non-utility Property and Other Investments (Note 7)   13,545,589     15,005,380
                                                    ------------   ------------


Funds Held by Trustee for Construction
  Expenditures (Note 2)                                  382,306      8,902,183
                                                    ------------   ------------


Current Assets:
  Cash and cash equivalents                            7,376,472      2,408,429
  Short-term investments                                  30,622         30,622
  Customer and other accounts receivable
   (less reserve: 1993, $434,000; 1992, $377,000)     12,031,414     11,032,897
 Unbilled revenues                                     7,248,322      6,559,721
 Materials and supplies--at average cost               1,623,702      1,616,832
 Prepaid insurance, taxes, other                       1,603,955      1,606,276
                                                    ------------   ------------
       Total current assets                           29,914,487     23,254,777
                                                    ------------   ------------


Deferred Charges (Note 9):
  Prepaid pension expense (Note 12)                      962,595        778,176
  Abandonments                                           152,097        228,146
  Waste residual management                              587,589        561,551
  Emergency water projects                               113,412        230,013
  Unamortized debt expenses                            8,648,030      5,542,874
  Taxes recoverable through future rates (Note 3)     26,643,663
  Postretirement benefit expense (Note 12)             1,004,556
  Other unamortized expenses                             484,767        773,765
                                                    ------------   ------------
       Total deferred charges                         38,596,709      8,114,525
                                                    ------------   ------------
           Total                                    $455,731,980   $402,530,099
                                                    ============   ============

See Notes to Consolidated Financial Statements.

                                          -10-

                                                             December 31,
                                                    ---------------------------
Capitalization and Liabilities                          1993           1992
                                                    ------------   ------------

Capitalization (Notes 4 and 5):
  Common shareholders' equity                       $128,374,207   $102,749,893
  Cumulative preferred stock--redeemable              12,000,000     12,000,000
  Long-term debt--net                                154,406,533    154,999,463
                                                    ------------   ------------
       Total capitalization                          294,780,740    269,749,356
                                                    ------------   ------------

Current Liabilities:
  Notes payable--banks (Note 6)                                       6,500,000
  Long-term debt--current portion (Note 4)                42,000         42,000
  Accounts payable and other liabilities               9,645,055      8,985,477
  Customers' deposits                                    276,497        273,238
  Municipal and state taxes accrued                   12,569,445     11,087,926
  Federal income taxes accrued                           947,274        649,156
  Interest accrued                                     3,052,160      3,550,163
  Preferred stock dividends accrued                       89,178         89,178
                                                    ------------   ------------
       Total current liabilities                      26,621,609     31,177,138
                                                    ------------   ------------



Deferred Credits:
  Customer advances for construction                  45,149,522     45,292,966
  Federal income taxes (Note 3)                       58,363,510     28,403,699
  State income taxes (Note 3)                            151,538
  Unamortized investment tax credits                   8,852,487      9,046,119
  Emergency water projects (Note 9)                      127,704        244,304
  Accumulated postretirement benefits                  1,015,004
                                                    ------------   ------------
       Total deferred credits                        113,659,765     82,987,088
                                                    ------------   ------------

Contributions in Aid of Construction                  20,669,866     18,616,517
                                                    ------------   ------------

Commitments and Contingent Liabilities (Note 11)
                                                    ------------   ------------
           Total                                    $455,731,980   $402,530,099
                                                    ============   ============


See Notes to Consolidated Financial Statements.

                                           -11-
E'town Corporation and Subsidiaries
Statements of Consolidated Capitalization

                                                             December 31,
                                                    ----------------------------
                                                        1993            1992
                                                    ------------    ------------
 E'town Corporation:
  Common Shareholders' Equity (Notes 4 and 5):
   Common stock without par value, authorized,
   15,000,000 shares; issued 1993, 5,661,504
   shares; 1992, 4,881,576 shares                  $ 87,842,657    $ 64,261,763
   Paid-in capital                                    1,315,025       1,315,025
   Capital stock expense                             (3,357,165)     (2,479,987)
   Retained earnings                                 43,207,666      40,228,199
   Less cost of treasury stock; 1993, 22,032
    shares; 1992, 20,356 shares                        (633,976)       (575,107)
                                                   ------------    ------------
     Total common shareholders' equity              128,374,207     102,749,893
                                                   ------------    ------------
 Elizabethtown Water Company:
  Cumulative Preferred Stock - Redeemable (Note 4):
   $100 par value, authorized, 200,000
    shares; $8.75 series, issued  and
    outstanding, 120,000 shares                      12,000,000      12,000,000
                                                   ------------    ------------
 Cumulative Preferred Stock:
   $25 par value, authorized, 500,000 shares;
   none issued

 Long-Term Debt (Note 4):
  E'town Corporation:
   6 3/4% Convertible Subordinated Debentures,
   due 2012                                          12,497,000      12,700,000

  Elizabethtown Water Company:
   8 5/8% Debentures, due 2007                                       30,000,000
   10 1/8% Debentures, due 2018                                      20,000,000
   7.20% Debentures, due 2019                        10,000,000      10,000,000
   7 1/2% Debentures, due 2020                       15,000,000      15,000,000
   6.60% Debentures, due 2021                        10,500,000      10,500,000
   6.70% Debentures, due 2021                        15,000,000      15,000,000
   8 3/4% Debentures, due 2021                       27,500,000      27,500,000
   8% Debentures, due 2022                           15,000,000      15,000,000
   7 1/4% Debentures, due 2028                       50,000,000

  The Mount Holly Water Company:
   Notes Payable (due serially through 2000)            186,300         228,300
                                                   ------------    ------------
    Total long-term debt                            155,683,300     155,928,300
    Unamortized discount--net                        (1,276,767)       (928,837)
                                                   ------------    ------------
    Total long-term debt--net                       154,406,533     154,999,463
                                                   ------------    ------------
          Total capitalization                     $294,780,740    $269,749,356
                                                   ============    ============

See Notes to Consolidated Financial Statements.

                                        -12-
E'town Corporation and Subsidiaries
Statements of Consolidated Cash Flows            Year Ended December 31,
                                         ---------------------------------------
                                             1993          1992          1991
Cash Flows from Operating Activities:    ------------  -----------  -----------
Net Income                                $13,829,828  $10,231,012  $ 9,485,070
Adjustments to reconcile net income
 to net cash provided by operating
 activities:
  Depreciation                              7,285,309    6,654,986    6,258,302
  Write-down of non-utility property
   and other investments                      269,315      180,000
  Gain on sale of land                     (1,685,521)
  Amortization of deferred charges          1,399,410    1,981,701    3,654,031
  Increase in deferred charges             (4,233,375)  (1,847,202)  (7,502,304)
  Deferred income taxes and investment
   tax credits--net                         3,274,054    3,385,483    4,040,331
  Capitalized interest and AFUDC            1,251,221)  (1,796,771)    (977,482)
  Other operating activities--net            (390,231)      (2,669)    (499,536)
Change in current assets and liabilities
 excluding cash, short-term investments
 and current portion of debt:
  Customer and other accounts receivable     (998,517)     807,763     (880,062)
  Unbilled revenues                          (688,601)    (164,241)    (450,793)
  Accounts payable and other liabilities      662,837     (964,663)   1,780,657
  Accrued/prepaid interest and taxes        1,283,955      407,304    1,961,431
  Other                                        (6,870)       3,473      (34,699)
                                         ------------ ------------ ------------
Net cash provided by operating activities  18,750,372   18,876,176   16,834,946
Cash Provided by Financing Activities:   ------------ ------------ ------------
Decrease in funds held by Trustee for
 construction expenditures                8,519,877     12,390,518    6,650,299
Proceeds from issuance of debentures     50,000,000     15,000,000   53,000,000
Proceeds from issuance of common stock   22,644,847     17,258,786   13,499,761
Repayment of short-term notes                                       (15,000,000)
Repayment of long-term debt             (50,245,000)    (9,503,000) (36,007,500)
Contributions and advances for
 construction--net                        1,909,905      3,066,832    5,270,774
Net decrease in notes payable--banks     (6,500,000)   (13,500,000)  (8,000,000)
Dividends paid on common stock          (10,850,361)    (9,284,160)  (8,282,142)
                                       ------------   ------------ ------------
Net cash provided by
 financing activities                    15,479,268     15,428,976   11,131,192
Cash Used for Investing Activities:    ------------   ------------  -----------
Utility plant expenditures (excluding
 AFUDC)                                  (32,516,755)  (33,292,602) (27,732,407)
Development costs of land (excluding
 capitalized interest)                      (194,842)     (286,885)    (169,438)
Proceeds from sale of land                 3,450,000
                                        ------------  ------------ ------------
Cash used for investing activities       (29,261,597)  (33,579,487) (27,901,845)
                                        ------------  ------------  ------------
Net Increase in Cash and Cash Equivalents  4,968,043       725,665        64,293
Cash and Cash Equivalents at
 Beginning of Year                         2,408,429     1,682,764     1,618,471
                                        ------------  ------------  ------------
Cash and Cash Equivalents at End of Year $ 7,376,472  $  2,408,429  $  1,682,764
                                        ============  ============  ============



Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest (net of amount capitalized)    $ 12,296,508  $ 11,332,836  $ 12,496,837
Income taxes                               5,881,008     3,875,774     3,898,793
Preferred stock dividends of subsidiary $  1,050,000  $  1,050,000  $  1,050,000

See Notes to Consolidated Financial Statements.

                                       -13-
E'town Corporation and Subsidiaries
Statements of Consolidated Shareholders' Equity

                                               Year Ended December 31,
                                       ---------------------------------------
                                          1993           1992          1991
                                       ------------   -----------   ----------
Common Stock:
 Balance at Beginning of Year          $ 64,261,763  $ 45,952,195  $ 31,761,854
 Public sale of common stock (1993,
   575,000 shares; 1992, 500,000
   shares; 1991, 523,700 shares)         17,465,625    13,437,500    12,294,631
 Common stock issued under Dividend
   Reinvestment and Stock Purchase
   Plan (1993, 200,878 shares; 1992,
   161,802 shares; 1991, 72,552 shares)   6,009,298     4,197,938     1,766,832
 Exercise of stock options (1993,
   4,050 shares; 1992, 21,900 shares;
   1991, 5,250 shares)                      105,971       540,356       123,878
 Issuance of restricted stock
   (1992, 5,072 shares)                                   133,774
 Conversion of E'town Corporation
   6 3/4% Convertible Subordinated
   Debentures to common stock
   (1991, 125 shares)                                                     5,000
                                       ------------  ------------  ------------
 Balance at End of Year                  87,842,657    64,261,763    45,952,195
                                       ------------  ------------  ------------

Paid-in Capital:                          1,315,025     1,315,025     1,315,025
                                       ------------  ------------  ------------
 Capital Stock Expense:
 Balance at Beginning of Year            (2,479,987)   (1,698,001)   (1,007,421)
 Expenses incurred for the issuance
  and sale of common stock                 (877,178)     (781,986)     (690,580)
                                       ------------  ------------  ------------
 Balance at End of Year                  (3,357,165)   (2,479,987)   (1,698,001)
                                       ------------  ------------  ------------
 Retained Earnings:
 Balance at Beginning of Year            40,228,199    39,281,347    38,078,419
 Net income                              13,829,828    10,231,012     9,485,070
 Dividends on Common Stock (1993,
  $2.01, 1992 and 1991, $2.00)          (10,850,361)   (9,284,160)   (8,282,142)
                                       ------------  ------------  ------------
 Balance at End of Year                  43,207,666    40,228,199    39,281,347
                                       ------------  ------------  ------------
Treasury Stock:
 Balance at Beginning of Year              (575,107)     (306,311)     (306,311)
 Cost of shares redeemed to exercise
   stock options (1993, 1,676 shares;
   1992, 9,850 shares)                      (58,869)     (268,796)
                                       ------------  ------------  ------------
 Balance, End of Year                      (633,976)     (575,107)     (306,311)
                                       ------------  ------------  ------------

Total Common Shareholders' Equity      $128,374,207  $102,749,893  $ 84,544,255
                                       ============  ============  ============

See Notes to Consolidated Financial Statements.
                                            -14-


                   E'TOWN CORPORATION AND SUBSIDIARIES
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 1.  ORGANIZATION
     E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company) and E'town Properties, Inc. (Properties). The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown.

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Consolidation
     The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities and follow the Uniform System of Accounts, as adopted by the New Jersey Board of Regulatory Commissioners (BRC).

     Utility Plant and Depreciation
     Income is charged with the cost of labor, materials and other expenses incurred in making repairs and minor replacements and in maintaining the properties. Utility plant accounts are charged with the cost of improvements and major replacements of property. When depreciable property is retired or otherwise disposed of, the cost thereof, plus the cost of removal net of salvage, is charged to accumulated depreciation.
                                 -15-

     Depreciation generally is computed on a straight-line basis at functional rates for various classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.74% percent for 1993 and 1.72% for 1992 and 1991.

     Allowance for Funds Used During Construction
     Elizabethtown capitalizes, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC is added to the construction cost of the project and included in rate base and then recovered in rates during the project's useful life. AFUDC is comprised of a debt component (credited to Interest Charges), and an equity component (credited to Other Income) in the Statements of Consolidated Income. (See Note 10). The equity component considers the increased reliance on equity contributions to Elizabethtown from E'town's stock sales. Such equity contributions have become an integral part of the financing of Elizabethtown's construction program. AFUDC totaled $837,234, $1,215,916 and $391,936 for 1993,
     1992 and 1991, respectively.

     Non-utility Property
     Properties capitalizes direct costs, real estate taxes and interest costs associated with real estate properties that are being developed. These costs are expensed on properties ready for their intended use. The amount of interest capitalized for 1993, 1992 and 1991 totaled $413,987, $580,855 and $585,546, respectively. (See Note 7).
                                 -16-

     Revenues
     Revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.

     Federal Income Taxes
     E'town files a consolidated federal tax return. Deferred income taxes are provided for timing differences in the recognition of revenues and expenses for tax and financial statement purposes for E'town and Properties. Deferred income taxes are also provided for each regulated water utility to the extent permitted by the BRC.

     The regulated water utilities account for prior years' investment tax credits by the deferral method, which amortizes the credits over the lives of the respective assets. The non-regulated companies utilize the flow-through method to account for investment tax credits. This method treats the credits as a reduction of federal income taxes in the year the credits arise.

     Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards (SFAS) 109, "Accounting for Income Taxes." (See Note 3).
                                 -17-



     Customer Advances for Construction and Contributions in Aid of
     Construction
     Customer Advances for Construction and Contributions in Aid of Construction represent capital provided by developers for main extensions to new real estate developments. Some portion of Customer Advances for Construction is refunded based upon the revenues that the new developments generate. Contributions in Aid of Construction are Customer Advances for Construction that are no longer subject to refund.

     Short-term Investments
     Short-term investments are stated at cost, which approximates market value.

     Earnings Per Share of Common Stock
     Primary earnings per share are computed on the basis of the weighted average number of shares outstanding, plus common stock equivalents, assuming all stock options are exercised. Fully diluted earnings per share assumes both the conversion of the 6 3/4% Convertible Subordinated Debentures and the common stock equivalents referred to above.
                                 -18-


     Postretirement Benefits
     Effective January 1, 1993, the Corporation adopted SFAS 106,
     "Employers' Accounting for Postretirement Benefits Other Than Pensions." (See Note 12).

     Funds Held by Trustee for Construction Expenditures
     Proceeds from New Jersey Economic Development Authority financings are held in trust until such time as qualified project expenditures are incurred. Income received from the investment of the trust fund assets is recorded as an offset to the related interest expense.

     Cash Equivalents
     The Corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents for purposes of the Statements of Consolidated Cash Flows.

     Reclassification
     Certain prior year amounts have been reclassified to conform to the current year presentation.
                                 -19-


3.  FEDERAL INCOME TAXES
    The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35% in 1993, 34% in 1992 and 1991) with the amount reported in the Statements of Consolidated Income follow:
                                               1993     1992     1991
                                               ----------------------
                                               (Thousands of Dollars)
    Tax expense at statutory rate ........   $7,994    $5,730   $5,353

    Items for which deferred taxes
     are not provided:
      Capitalized interest ...............       (2)       (3)      16
      Difference between book and tax
       depreciation ......................       81        66       50
    Investment tax credits................     (208)     (210)    (210)
    Other ................................       96       (10)
                                             ------    ------    ------
    Provision for federal income taxes.....  $7,961    $5,573    $5,209
                                             ======    ======    ======
    The provision for federal income taxes
     is composed of the following:
    Current ...............................  $6,180    $4,170    $4,261
    Tax collected on main extensions ......  (1,341)   (1,982)   (3,127)
    Deferred:
      Tax depreciation ....................   3,183     3,052     3,003
      Alternative minimum tax..............                82       600
      Capitalized interest.................     217       315       134
      Other ...............................     (84)       38       542
    Investment tax credits-net.............    (194)     (202)     (204)
                                             ------    ------    ------
    Total provision .......................  $7,961    $5,573    $5,209
                                             ======    ======    ======

    Effective January 1, 1993, the Corporation adopted SFAS 109, "Accounting for Income Taxes." SFAS 109 establishes new accounting rules that change the manner in which income tax expense is determined for accounting purposes. SFAS 109 utilizes a liability method under which deferred taxes are provided at the enacted statutory rate for all temporary differences between financial statement earnings amounts and the tax basis of existing assets or liabilities.
                                 -20-
     In connection with the adoption of SFAS 109, the Corporation recorded additional deferred taxes for water utility temporary differences not previously recognized. The increased deferred tax liability was offset by a corresponding asset representing the future revenue expected to be recovered through rates based on established regulatory practice permitting such recovery. The increased deferred tax liability totaled $25,352,412 at January 1, 1993 and $26,643,663 at December 31, 1993.

     In addition, the adoption of SFAS 109 resulted in a credit to Federal Income Tax Expense of $63,271 and a charge to Real Estate, Payroll and Other Tax Expense of $141,068 to record the changes in deferred income taxes payable by the non-regulated companies.

     In accordance with SFAS 109, deferred tax balances of the Corporation have been reflected at the Corporation's current federal income tax rate, which is 35%. The increase in the statutory tax rate, retroactive to January 1, 1993, from 34% to 35%, is the result of the Omnibus Budget Reconciliation Act of 1993, which was passed by Congress on August 2, 1993. The increase in the statutory tax rate resulted in the recognition of additional federal income tax expense of $176,048 and an additional deferred federal income tax liability of $94,402.
                                 -21-
     The net deferred income tax liability as of December 31, 1993 is comprised of the following:
                                                    1993
                                           ----------------------
                                           (Thousands of Dollars)
          Deferred tax assets                   $  3,804
          Deferred tax liabilities               (62,168)
                                                --------
          Net deferred income tax liabilities   $(58,364)
                                                ========

     The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1993 is as follows:

                                                    1993
                                           ----------------------
                                           (Thousands of Dollars)

          Water utility plant--net               $(49,582)
          Non-utility property                     (1,378)
          Other investments                        (1,046)
          Taxes recoverable                        (9,326)
          Investment tax credit                     3,098
          Pension expenditures                       (335)
          Other--net                                  205
                                                 --------
          Net deferred income tax liabilities    $(58,364)
                                                 ========


 4.  CAPITALIZATION
     On May 17, 1993, E'town issued 575,000 shares of common stock for net proceeds of $16,591,927. The net proceeds were used to fund equity contributions to Elizabethtown of $11,000,000 in May 1993 and $2,800,000 in September 1993. Elizabethtown used a portion of such contributions to repay $7,000,000 of short-term bank debt incurred for construction expenditures and invested the balance on a short-term basis until needed for construction expenditures. E'town used $1,000,000 of the proceeds to repay short-term bank debt previously incurred for working capital. The balance of the proceeds have been invested on a short-term basis and are expected to be used to fund working capital requirements of the Corporation.
                                 -22-

     During 1993, E'town issued 200,878 shares for $6,009,297 under the Company's Dividend Reinvestment and Stock Purchase Plan (DRP). The proceeds of the DRP were used to fund equity contributions to Elizabethtown primarily for capital expenditures.

     In January 1991, the Board of Directors of E'town adopted a Shareholders' Rights Plan (Rights Plan). Generally, under the Rights Plan, if a person or group acquires 10% or more of the Corporation's common stock or announces a tender offer for the Corporation's common stock, non-acquiring shareholders may, under certain circumstances, exercise rights (Rights) to purchase additional shares of common stock on terms which allow them to significantly increase their percentage ownership of the Corporation's common stock. Such Rights may be redeemed by the Board of Directors.

     Cumulative Preferred Stock - Redeemable
     Elizabethtown's $8.75 Cumulative Preferred Stock has optional redemption privileges beginning in 1994 at $108.75 per share, which diminish annually until 2009, when redemption is at par ($100). Beginning in December 1994, sinking fund payments of $600,000 are required annually through 2018.

     Elizabethtown proposes to issue 120,000 shares of $100 par value Cumulative Preferred Stock in March 1994. The proceeds of the issue will be used to redeem $12,000,000 of the Company's $8.75 Cumulative Preferred Stock. The redemption premium of $1,050,000 will be paid from general Company funds.
                                 -23-

    Long-term Debt
     Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1993, $12,831,414 of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $30,376,252 of E'town's consolidated retained earnings were unrestricted.

     On November 9, 1993, Elizabethtown issued $50,000,000 of 7 1/4% Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30,000,000 of the Company's 8 5/8% Debentures due 2007 and $20,000,000 of the Company's 10 1/8% Debentures due 2018. The aggregate redemption premiums of $2,681,000 were paid from general Company funds.

     On September 16, 1992, Elizabethtown issued $15,000,000 of 8% Debentures due September 1, 2022. The proceeds of this issue were used to repay short-term bank debt, of which $9,000,000 was incurred to repay Elizabethtown's 4 7/8% Debentures on their February 1, 1992 maturity date and the remainder was incurred to finance construction expenditures.

     E'town's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December 31, 1993, 312,425 shares of common stock were reserved for issuance upon exercise of the conversion rights.
                                  -24-
5.   STOCK OPTION PLAN
     E'town has a qualified non-compensatory incentive stock option plan under which options to purchase shares of E'town's common stock have been granted to certain officers and other key employees at prices not less than the fair market value at the date of grant. The plan provides that any options granted may be exercised at any time up to an expiration date, not to exceed 10 years from the date of each grant.
     A summary of the details of stock option grants and outstanding balances is presented below:

      Year     Shares    Option        Shares                Outstanding
     Granted   Granted   Price   Exercised or Expired   12/31/92     12/31/93
     -------   -------   ------  --------------------  ----------   ----------
      1983     10,500   $18.42        6,000 (1986)
                                        600 (1988)
                                      1,500 (1991)
                                      2,400 (1992)          -0-          -0-

      1985     26,369    26.17        2,250 (1991) (A)
                                      3,300 (1992)        20,819
                                      4,050 (1993)                      16,769

      1987     36,000    25.67        4,050 (1989)
                                      3,750 (1990)
                                      3,750 (1991)
                                      4,500 (1991) (A)
                                     11,700 (1992)         8,250         8,250

      1989      7,500    24.67                             7,500         7,500

      1990      7,500    26.67                             7,500         7,500
               ------                ------               ------        ------
      Total    87,869                47,850               44,069        40,019
               ======                ======               ======        ======

      (A) Expired Options

6.   LINES OF CREDIT
     E'town has existing uncommitted lines of credit with several banks aggregating $41,000,000 for which compensating balances are maintained. Information relating to bank borrowings and compensating balances is as follows:
                                     -25-
                                                 1993        1992        1991
                                                -------------------------------
                                                    (Thousands of Dollars)

     Maximum amount outstanding..........       $8,000     $29,750     $26,500
     Average monthly amount outstanding..        2,514     $16,544     $16,882
     Average interest rate at year end...         (A)          4.1%        5.6%
     Compensating balances at year end...       $  195     $   205     $   230
     Weighted average interest rate based
      on average daily balances..........          3.8%        4.6%        6.5%
     (A) No outstanding bank borrowings at year end.
     Elizabethtown is negotiating a committed revolving credit agreement, which is expected to be in place by April 1994, with an agent bank and up to five additional participating banks to replace its existing uncommitted lines of credit discussed above. The agreement will provide up to $60,000,000 in revolving short-term notes to provide sufficient short-term financing for the Company to fund, together with other monies, its capital program, which is estimated to be $196,451,000 through 1996. The agreement will allow the Company to borrow, repay and reborrow up to $60,000,000 for the first three years, after which time the Company may convert any outstanding balances to a five-year, fully amortizing term loan. The agreement will further provide that among other covenants, the Company must maintain a ratio of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1.
                                 -26-

7.   NON-UTILITY PROPERTY AND OTHER INVESTMENTS
     On August 24, 1993, E'town, Properties and Elizabethtown sold three parcels of land totalling 260 acres to the Somerset County Park Commission for $3,450,000. The sale produced an after-tax gain of approximately $1,100,000 or $.21 per share. The cash generated by the sale has been invested on a short-term basis and will be used to fund a $2,200,000 equity contribution to Elizabethtown when required by the Company for construction expenditures. The remainder of the proceeds will be used to fund working capital requirements of the Corporation.

     Included in Non-utility Property and Other Investments at December 31, 1993 and 1992, is an investment of $1.6 million, or $.5 million, net of related deferred taxes, in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California. In 1992, E'town reduced the carrying value of the investment by $180,000 in order to present the investment at management's estimate of its approximate net realizable value. No such reduction in carrying value was made in 1993 as management believes that the net realizable value of the investment in SEGS at December 31, 1993 exceeds its carrying value.
                                 -27-

     Also included in Non-utility Property and Other Investments at December 31, 1993 and 1992 is $11.9 million and $13.3 million, respectively, of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are, or were, being sought.

     Based upon independent appraisals received at various times prior to and during, 1993, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1993, after the adjustments to the Mansfield and Bordentown properties discussed below.

     After sewer capacity became available for its parcel in Bordentown, New Jersey (which was purchased together with lands across the town line in Mansfield), Properties determined that the Bordentown parcel was ready for its intended use and has listed the parcel with a broker for sale. Accordingly, the original acquisition has been divided, for investment purposes, into a Bordentown parcel and a Mansfield parcel. As a result of allocating the recorded costs between the two parcels, the carrying value of the Bordentown portion exceeded its estimated
                                 -28-
   net realizable value by $85,526 in the first quarter of 1993. An allowance for this amount has been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets as a reduction of Other Income and Non-utility Property and Other Investments, respectively. Effective in 1993, the carrying charges on the Bordentown parcel were, and will continue to be, expensed since this property is ready for its intended use. Such carrying charges were approximately $.2 million in 1993.

     Properties continues to seek permits and more favorable zoning treatment for its Mansfield property and, therefore, continues to capitalize various carrying charges. During the second quarter of 1993 the carrying value of the Mansfield property held by Properties exceeded its estimated net realizable value. This is due to the fact that the Mansfield property is not yet ready for its intended use and therefore, various carrying charges continue to be capitalized while, based upon recent appraisals, the market value of the property has remained constant. An allowance of $183,789 for the year ended December 31, 1993, to adjust the carrying value of the Mansfield property, has been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. As Properties expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use, further adjustments for these capitalized carrying charges, reflecting management's estimate of the net realizable value of the property, should be expected. Such carrying charges were approximately $.3 million in 1993.
                                -29-

     The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals and its investment in SEGS through cash flow analyses.

8.   FINANCIAL INSTRUMENTS
     The carrying amounts and the estimated fair values, as of
     December 31, 1993 and 1992 of financial instruments issued by the Corporation, are as follows:
                                                1993           1992
                                            ---------------------------
                                               (Thousands of Dollars)
     Cash (1):
       Carrying amount                      $  7,376        $  2,408
       Estimated fair value                    7,376           2,408

     Short-term investments (2):
       Carrying amount                      $     31        $     31
       Estimated fair value                       41              37

     Cumulative preferred stock (2):
       Carrying amount                      $ 12,000        $ 12,000
       Estimated fair value                   13,020          12,960

     Long-term debt (2):
       Carrying amount                      $154,407        $154,999
       Estimated fair value                  167,094         160,190

     (1) Fair value approximates the carrying amount.

     (2) Estimated fair values are based upon quoted market prices for these or similar securities.
                                -30-
9.   DEFERRED CHARGES AND CREDITS
     Abandonments
     The abandonment cost of a small filter plant has been deferred and is being amortized for ratemaking purposes over a 10-year period ending in 1995.

     Waste Residual Management
     The costs of the waste residual management programs are being amortized over three-year periods for ratemaking purposes.

     No return is being earned on either of the above unamortized deferred charge balances.

     Emergency Water Projects
     The 1984 assessment for Elizabethtown's proportionate share of the cost of emergency water projects is being recovered through rates and amortized over a 10-year period.

     Unamortized Debt Expenses
     Costs incurred in connection with the issuance or redemption of long-term debt have been deferred and are being amortized over the lives of the respective issues.
                                -31-
10. REGULATORY MATTERS
     Rates
     In August 1993, the BRC approved a stipulation (1993 Plant
     Stipulation) signed by the parties to the Company's petition relating to the Canal Road Water Treatment Plant (Plant). The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimates regarding the Plant's cost, at that time of $87,000,000, and construction period are reasonable. The 1993 Plant Stipulation authorizes the Company to levy a rate surcharge if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below 2.0 times. The surcharge would equal 20% of the Company's gross interest expense for the prior 12 months, adjusted for revenue taxes. The surcharge would go into effect at the same time as the Company's next base rate increase after the coverage ratio falls below
     2.0 times, but in no event prior to January 1, 1995. Also, the surcharge would remain in effect for 12 months and could be extended by the BRC for up to six additional months. The 1993 Plant
     Stipulation also provides that the rate of return on common stockholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common stockholder's equity established in the Company's most recent base rate case. The authorized rate of return on common stockholder's equity is currently 11.5%.

     On January 4, 1994, Elizabethtown filed with the BRC for a Purchased Water Adjustment Clause, a procedure established by BRC Rules, which would allow Elizabethtown to recover in rates $529,291 for the increase in the cost of purchased water from the New Jersey Water
                                -32-
     Supply Authority (NJWSA) without a complete rate case. The NJWSA has given notice that effective July 1, 1994, it will increase charges for water from $220.47 to $232.65 per million gallons. The Company expects the BRC to render a decision prior to July 1994.

     On March 18, 1993, the BRC approved a stipulation (1993 Stipulation) for a rate increase of $5,000,000, effective as of that date. The 1993 Stipulation contains a provision allowing for the deferral of expenses, calculated under SFAS 106, for postretirement benefits accrued that are in excess of the cash benefits paid. Recovery of such deferrals will be considered in future rate cases. (See
     Note 12).

     On March 18, 1992, the BRC approved a stipulation for a rate increase of $4,050,000, effective as of that date.

     Main Extension Refunds
     In a case captioned Van Holten, et al v. Elizabethtown Water Company, (Van Holten) several developers petitioned the BRC in 1984 and 1985 seeking an Order which would require Elizabethtown to refund to the developers all of their on-site and off-site customer advances for construction. For on-site mains, Elizabethtown received a final BRC decision in September 1987, requiring refunds in accordance with the BRC's suggested refund formula, which was less than the amounts requested by the developers. For the off-site mains, the developers were denied any refund. The developers appealed the BRC decision to the Appellate Division of the New Jersey Superior Court (Appellate Division), which in October 1988 upheld the decision of the BRC.
                                -33-

     Since 1986, additional petitions dealing with this issue have been filed by other developers. In these additional proceedings, all parties have agreed to abide by the final decision of the New Jersey Supreme Court in the Van Holten case. For all customer advances, Elizabethtown has and will continue to make the refunds in accordance with the BRC's suggested refund formula.

     In response to an appeal of the 1988 Appellate Division decision, in August 1990, the New Jersey Supreme Court (Court) rendered a decision upholding the BRC's authority to implement what the BRC had established as an appropriate refund formula in the Van Holten case.

     The BRC's suggested formula provides for a refund of 2 1/2 times the annual revenues for each metered connection. Although the Court ruled that the BRC has the jurisdiction to determine what is an appropriate refund formula, it remanded the case to the BRC to further develop the record on why the BRC deemed the 2 1/2 times formula to be appropriate in the Van Holten case.

     In June 1991, the BRC issued an Order on Remand reaffirming the 2 1/2 times annual revenue formula. Addressing the reasonableness of this formula, the BRC indicated in its decision that the 2 1/2 times formula fairly allocates the costs of the main extensions among the developers, Elizabethtown and the rate payers. Again, developers appealed the Order on Remand to the Appellate Division, and in December 1992, the Appellate Division remanded the matter to the BRC for more complete findings and statements of reasons in support of its decision.
                                -34-
     By Order on Remand dated January 19, 1994, the BRC again deemed the
     2 1/2 times formula to be appropriate in the Van Holten case. In addition to the previous rationale it gave for employing this formula in this case, the BRC indicated that on a per-customer basis, the initial cost of the extension was, in most instances, far higher than Elizabethtown's average cost of plant invested for existing customers at the time petitions were filed in 1984. Therefore, a full refund would clearly result in a significant subsidization of the developers by Elizabethtown's existing customers. The BRC concluded that such a subsidization would be unjust and unreasonable.

     On February 23, 1994, the developers appealed the January 19, 1994 BRC Order on Remand to the Appellate Division.

     The maximum potential refund for the Van Holten case, and all subsequently filed cases, is approximately $3,000,000, which would be capitalized and, therefore, would not have a material adverse effect on earnings. Management believes the final outcome of this matter will be favorable and no additional refunds will be necessary.

11.  COMMITMENTS
     Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the NJWSA a minimum of 37 billion gallons of water annually. The Company purchases additional water from the NJWSA on an as-needed basis. Effective July 1, 1994, the annual cost under the
                                -35-
     contract will be $8,661,559. The total cost of water purchased from the NJWSA, including additional water purchased on an as-needed basis, was $8,819,212, $7,827,058 and $7,527,662 for 1993, 1992 and 1991,
     respectively.

     The following is a schedule by years of future minimum rental payments required under noncancelable operating leases with terms in excess of one year at December 31, 1993:
                                                           1993
                                                  ----------------------
                                                  (Thousands of Dollars)

             1994                                        $  832

             1995                                           785

             1996                                           780
             1997                                           720
             1998                                           -0-
                                                         ------
             Total                                       $3,117
                                                         ======

     Rent expense totaled $789,636, $719,624 and $740,801 for 1993, 1992 and 1991, respectively.

     Capital expenditures through 1996 are estimated to be $196,850,000 of which $196,451,000 is for Elizabethtown's and Mount Holly's utility plant and $399,000 is for real estate-related expenditures.

     Elizabethtown has solicited bids from general contractors for the construction of the Plant. The estimated cost of the Plant, as of March 23, 1994, is approximately $100 million, excluding AFUDC. The Company has notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant has increased. The Company expects to execute a contract and commence construction in the spring of 1994.
                                 -36-
     The Company has recorded $6,825,354 as construction costs on the Plant as of December 31, 1993.

12.  PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS
     Elizabethtown has a trusteed, noncontributory Retirement Plan (Plan), which covers most employees. Under the Company's funding policy, the Corporation makes contributions that meet the minimum funding require-ments of the Employee Retirement Income Security Act of 1974. The components of the net pension credits are as follows:

                                                       1993     1992      1991
                                                       -----------------------
                                                        (Thousands of Dollars)

     Service cost-benefits earned during the year . $  913   $  857     $  793

     Interest cost on projected benefit obligation   1,986    1,846      1,724

     Return on Plan assets ........................ (1,417)    (975)   (5,705)

     Net amortization and deferral ................ (1,666)  (2,246)     3,066
                                                    ------   ------     ------
            Net pension credit .................... $ (184)  $ (518)    $ (122)
                                                    ======   ======     ======

     Plan assets are invested in publicly traded debt and equity securities. The reconciliations of the funded status of the Plan to the amounts recognized in the Consolidated Balance Sheets are presented below:
                                  -37-

                                                           1993     1992
                                                        ----------------------
                                                        (Thousands of Dollars)

     Market value of Plan assets .....................     $33,208  $32,879
                                                           -------  -------
     Actuarial present value of Plan benefits:

     Vested benefits ...............................        20,793   16,972

     Non-vested benefits ...........................           226      104
                                                           -------  -------
     Accumulated benefit obligation ................        21,019   17,076

     Projected increases in compensation levels ....         6,641    6,901
                                                           -------  -------
     Projected benefit obligation ....................      27,660   23,977
                                                           -------  -------
     Excess of Plan assets over projected benefit
      obligation .....................................       5,548    8,902

     Unrecognized net gain ...........................      (2,425)  (5,784)

     Unrecognized prior service cost .................         541      630

     Unrecognized transition asset ...................      (2,701)  (2,970)
                                                           -------  -------
     Prepaid pension expense..........................     $   963  $   778
                                                           =======  =======

     The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:
                                                            1993      1992
                                                           ----------------
     Discount rate ...................................     7.00%     8.50%

     Compensation increase ...........................     5.50%     7.50%

     Rate of return on Plan assets ...................     8.50%     8.50%

  The Corporation provides certain health care and life insurance benefits for substantially all of its retired employees. Effective January 1, 1993, the Corporation adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." Under SFAS 106, the costs of such benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's
                                  -38-

beneficiaries and covered dependents rather than expensing these benefits on a pay-as-you-go basis for retired employees. Based upon an independent actuarial study, the transition obligation, which the Corporation has not funded, was $7,255,745 as of January 1, 1993. The transition obligation is being amortized over 20 years. The following table details the unfunded postretirement benefit obligation at December 31, 1993:
                                                            1993
                                                    ----------------------
                                                    (Thousands of Dollars)

          Retirees                                          $3,133
          Fully eligible plan participants                   5,458
          Accumulated postretirement benefit                ------
            obligation                                       8,591
          Unrecognized net gain                               (683)
          Unrecognized transition obligation                (6,893)
                                                            ------
          Accumulated postretirement benefits               $1,015
                                                            ======


     The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1993, and for 1993, was 12%. This rate decreases linearly each successive year until it reaches 5% in 2003, after which the rate remains constant. The assumed discount rate used in determining the accumulated postretirement benefit obligation at December 31, 1993, and for 1993, was 7.0% and 8.5%, res-pectively. A one-percentage-point increase in the assumed health care cost trend rate for each year would increase the accumulated post-retirement benefit obligation as of January 1, 1993, and net postre-tirement service cost and interest cost by approximately $924,000 and $140,000, respectively.

     Based upon an independent actuarial study, the annual postretirement cost calculated under SFAS 106 for 1993 is as follows:
                                 -39-

                                                         1993
                                                   ----------------------
                                                   (Thousands of Dollars)
          Service cost - benefits earned
            during the year                              $  254
          Interest cost on accumulated
            postretirement benefit obligation               605
          Amortization of transition obligation             363
                                                         ------
            Total                                         1,222
          Deferred amount for regulated
            companies pending recovery                   (1,005)
                                                         ------
          Net postretirement benefit expense             $  217
                                                         ======

The Corporation recognized as an expense (on a pay-as-you-go basis) $252,000 for both 1992 and 1991 for postretirement health care and life insurance benefits.

The rate increase for the 1993 Stipulation includes as an allowable expense, only the pay-as-you-go portion of postretirement benefits. The 1993 Stipula-tion allows Elizabethtown to defer the amount accrued in excess of the pay-as-you-go portion, for consideration in future rate cases. In addition, in a separate proceeding, Mount Holly had petitioned the BRC for permission to defer the amount accrued in excess of the pay-as-you-go portion of its expenses calc-ulated under SFAS 106, and consequently, has been granted such authority. Generally accepted accounting principles permit this regulatory treatment, provided deferrals are not accumulated for a period of more than five years.
As of December 31, 1993, the amount that has been deferred is $1,004,556. Recovery of deferred postretirement costs will be requested in Elizabethtown and Mount Holly's next base rate case. Management believes that Elizabethtown and Mount Holly will recover the deferred postretirement costs in future rates.
                                 -40-
13.  QUARTERLY FINANCIAL DATA (Unaudited)
     A summary of financial data for each quarter of 1993 and 1992 follows:
                                                      Primary     Fully Diluted
                  Operating   Operating      Net    Earnings Per  Earnings Per
     Quarter      Revenues     Income      Income     Share           Share
     --------------------------------------------------------------------------
                (Thousands of Dollars Except Per Share Amounts)
     1993
      1st          $22,136     $ 5,357     $ 2,080     $ .42        $ .42
      2nd           24,865       6,618       3,437       .66          .64
      3rd           28,947       8,067       6,054      1.09         1.05
      4th           24,048       5,293       2,259       .42          .43
                   -------     -------     -------     -----        -----
      Total        $99,996     $25,335     $13,830     $2.59        $2.54
                   =======     =======     =======     =====        =====


     1992
      1st          $20,803     $ 4,880     $ 1,967     $ .47        $ .47
      2nd           22,423       5,519       2,570       .55          .54
      3rd           23,812       6,091       3,236       .67          .66
      4th           22,129       5,563       2,458       .52          .51
                   -------     -------     -------     -----        -----
      Total        $89,167     $22,053     $10,231     $2.21        $2.18
                   =======     =======     =======     =====        =====

     Water utility revenues are subject to a seasonal fluctuation due to normal increased consumption during the third quarter of each year.

     The gain on the sale of land to the Somerset County Park Commission

     (see Note 7) was recorded in the third quarter of 1993.

INDEPENDENT AUDITORS' REPORT





TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF E'TOWN CORPORATION:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1993 and 1992, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Notes 3 and 12 to the consolidated financial statements, in 1993 the Company changed its method of accounting for postretirement benefit costs and income taxes to conform with Statements of Financial Accounting Standards Numbers 106 and 109, respectively.


/s/ Deloitte & Touche

Parsippany, New Jersey
February 15, 1994, except for the subsequent events discussed in Notes 10 and 11, as to which the dates are February 23, 1994 and March 23, 1994, respectively

                                  -42-

Other Financial and Statistical Data
                                    1993        1992        1991        1990         1989
                                -----------------------------------------------------------
Utility Plant (Thousands)
 Utility Plant--net ..........   $  373,293  $  347,253  $  319,421  $  297,577   $  275,588
 Construction Expenditures
  (excluding AFUDC)...........       32,517      33,293      27,732      27,301       38,589

Capitalization (Thousands)
 Shareholders' Equity ........      128,374     102,750      84,544      69,842       68,690
 Redeemable Preferred Stock ..       12,000      12,000      12,000      12,000       12,000
 Debt (l) ....................      154,448     161,541     169,648     176,078      147,851
 Total Capitalization ........   $  294,822  $  276,291  $  266,192  $  257,920   $  228,541

Capitalization Ratios
 Common Stock ................          44%         37%         32%         27%          30%
 Preferred Stock .............           4%          4%          4%          5%           5%
 Debt (1) ....................          52%         59%         64%         68%          65%

Common Stock Data
 Earnings Per Share:
  Primary.....................   $     2.59  $     2.21  $     2.32  $     1.73   $     1.63
  Fully Diluted...............         2.54        2.18        2.28        1.73         1.63
 Dividends Per Share..........         2.01        2.00        2.00        1.98         1.95
 Book Value Per Share.........   $    22.76  $    21.14  $    20.21  $    19.50   $    19.67
 Average Shares Outstanding:
  Primary.....................    5,337,939   4,627,814   4,080,118   3,547,328    3,170,912
  Fully Diluted...............    5,651,808   4,950,768   4,413,178   3,547,328    3,170,912
 Number of Common Shareholders        5,240       4,832       3,965       3,491        3,480

Operating Statistics
 Revenues (Thousands)
  General Customers ..........   $   63,100  $   55,570  $   54,071  $   48,267   $   45,088
  Other Water Systems ........       17,187      15,080      14,082      12,947       11,060
  Industrial Wholesale .......        6,652       6,044       5,846       5,515        5,183
  Fire Service/Miscellaneous..       13,057      12,473      12,087      11,386        9,906
  Total Revenues .............   $   99,996  $   89,167  $   86,086  $   78,115   $   71,237

 Net Income ..................   $   13,830  $   10,231  $    9,485  $    6,139   $    5,163

 Water Sales - Millions of
  Gallons (mg)
  General Customers ..........       23,883      22,062      22,659      21,686       21,119
  Other Water Systems ........       15,109      14,118      13,811      14,379       14,450
  Industrial Wholesale .......        3,213       3,145       3,155       3,313        3,757
  System Use and Unaccounted For      5,453       5,843       6,368       5,854        6,297
  Total Water Sales ..........       47,658      45,168      45,993      45,232       45,623

 System Delivery by Source - mg
  Surface ....................       40,742      38,558      39,222      40,343       38,937
  Wells ......................        6,776       6,480       6,658       4,805        6,587
  Purchased ..................          140         130         113          84           99
  Total System Delivery ......       47,658      45,168      45,993      45,232       45,623

 Millions of Gallons Pumped:
  Average Day ................          131         123         126         124          125
  Maximum Day ................          191         159         169         155          148

General Information
 Meters in Service ...........      188,677     185,028     182,019     179,700      176,393
 Miles of Main ...............        2,800       2,738       2,694       2,647        2,617
 Fire Hydrants Served ........       14,909      14,400      13,987      13,555       13,289
 Total Employees .............          385         379         374         376          360

_________________________________________________________________________________________________
(1)Includes long-term debt, notes payable and long-term debt-current portion.

                                  -43-


 STOCK PRICE AND DIVIDEND DATA - E'town's Common Stock is traded on the New York Stock Exchange under the symbol ETW.


  1993

Quarter            1st             2nd             3rd             4th

Closing Price
  Low:           $27.63          $29.50          $29.88          $30.25
  High:          $30.88          $31.13          $35.75          $34.75


Dividend Paid      $.50            $.50            $.50            $.51



 1992

Quarter            1st             2nd             3rd             4th

Closing Price
  Low:           $27.75          $25.63          $26.13          $26.88
  High:          $29.25          $27.63          $29.13          $29.00


Dividend Paid      $.50            $.50            $.50            $.50