Form 10-K, Exhibit 13
period 1995-12-31
ETOWN CORP; ELIZABETHTOWN WATER CO /NJ/
filed 1996-03-29
CIK 764403, 32379

Portion of the 1995 Annual Report to Shareholders for the year ended December 31, 1995 which is incorporated by reference in this filing on Form 10-K.



      MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
         FINANCIAL CONDITION AND RESULTS OF OPERATIONS


     E'town Corporation (E'town or Corporation), a New
Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company) and
E'town Properties, Inc. (Properties). The Mount Holly Water
Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown. Mount Holly contributed 3% of the Company's consolidated operating revenues for 1995. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. The following analysis sets forth significant events affecting the financial condition of E'town and Elizabethtown at December 31, 1995, and the results of operations for the years ended December 31, 1995, 1994 and 1993.

LIQUIDITY AND CAPITAL RESOURCES
Capital Expenditures Program

    Consolidated capital expenditures, primarily for water utility plant, were $73.9 million during 1995. Capital expenditures for the three-year period ending December 31, 1998, are estimated to be $149.8 million, of which $148.9 million is for utility plant ($128.4 million for Elizabethtown and $20.5 million for Mount Holly) and $.9 million is for non-utility expenditures. A major portion of the utilities' capital outlays will occur in the first nine months of the three-year period as Elizabethtown completes its new water treatment plant. After this project is completed in late 1996, the capital outlays for Elizabethtown are expected to return to levels experienced in the early 1990s. Mount Holly expects to incur significant capital expenditures in 1997 as it constructs new water supply, treatment and transmission facilities as discussed below.

Elizabethtown

     Elizabethtown's capital program includes the construction of a new water treatment plant, the Canal Road Water Treatment Plant (Plant), near Elizabethtown's existing plant. The Plant, which will have an initial rated production capacity of 40 million gallons per day (mgd) and has been designed to permit expansion to 200 mgd, is necessary to meet existing and anticipated customer demands and to replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination. Expansion of the Plant's production capacity beyond 40 mgd is not expected to occur in the foreseeable future. Elizabethtown's construction program also includes additional mains and storage facilities necessary to serve existing and future customers.

     In April 1994, Elizabethtown executed a lump-sum contract for the construction of the Plant. The estimated cost of the Plant is approximately $100 million, excluding an Allowance for Funds Used During Construction (AFUDC).
The Company has expended $83.0 million, excluding AFUDC of $7.2 million on the Plant, as of December 31, 1995. The project is proceeding on schedule, the construction contract remains on budget and the project is expected to be completed during the third quarter of 1996.

    In August 1993, the New Jersey Board of Public Utilities
(BPU) approved a stipulation (1993 Plant Stipulation) signed by the Department of Ratepayer Advocate, the BPU staff and several of Elizabethtown's major wholesale customers, all of whom typically participate in Elizabethtown's rate cases. The 1993 Plant Stipulation states the Plant is necessary and the Company's estimate regarding the Plant's cost, at that time $87 million and construction period are reasonable. In April 1994, Elizabethtow-n notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant had increased.

     The 1993 Plant Stipulation authorizes Elizabethtown to levy a rate surcharge during the Plant's construction period if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below 2.0 times. The pre-tax interest coverage has remained above the 2.0 times trigger level and therefore, the surcharge has not been required. The 1993 Plant Stipulation also provides that the rate of return on common shareholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common shareholder's equity established in Elizabethtown's most recent base rate case. The authorized rate of return on Elizabethtown's common shareholder's equity is currently 11.5%. Elizabethtown has filed for a rate increase to reflect the financing and operating costs of the Plant which is expected to take effect when the Plant, is completed later this year (see Economic Outlook).

Mount Holly

     To ensure an adequate supply of quality water from an aquifer serving parts of southern New Jersey, state legislation requires Mount Holly, as well as other suppliers obtaining water from designated portions of this aquifer, to reduce pumpage from its wells. Mount Holly has received approval from the New Jersey Department of Environmental Protection (NJDEP) for its plan to develop a new water supply, treatment and transmission system necessary to obtain water outside the designated portion of the aquifer and to treat the water and pump it into the Mount Holly system. This is referred to as the Mansfield Project. The project is currently estimated to cost $16.5 million, excluding AFUDC, and is expected to be completed in 1997. The land for the supply and treatment facilities has been purchased and wells have been drilled and can produce the required supply. Mount Holly has filed for rate relief relating to the Mansfield Project (see Economic Outlook.)

     On October 5, 1995, the NJDEP granted Mount Holly a water allocation diversion permit for four wells that are to be the water supply for the Mansfield Project. On October 20, 1995, New Jersey-American Water Company requested, and was subsequently granted, an adjudicatory hearing on the permit. The Company and Mount Holly believe that the permit in question will be upheld but cannot predict the outcome of the objection. In the event that the objection is successful and the permit is rescinded, Mount Holly would utilize the alternative plan of purchasing water from New Jersey-American Water Company.


CAPITAL RESOURCES

    During 1995, Elizabethtown, including Mount Holly, financed 8.4% of its capital expenditures from internally generated funds (after payment of common stock dividends). The balance was financed with a combination of proceeds from capital contributions from E'town (funded by sale of its Common Stock), tax exempt bonds issued through the New Jersey Economic Development Authority (NJEDA) and short-term borrowings under a revolving credit agreement discussed below.

    For the three-year period ending December 31, 1998, Elizabethtown, including Mount Holly, estimates 34.4% of its capital expenditures will be financed with internally generated funds (after payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock, long-term debentures, proceeds of tax-exempt NJEDA bonds and short-term borrowings under the revolving credit agreement. -The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects over the next three years, including the Plant. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA. The Company's senior debt is rated A3 and A by Moody's and Standard & Poor's, respectively.

     In June 1995, E'town issued 660,000 shares of common stock for net proceeds of $16.9 million which were used to fund an equity contribution to Elizabethtown of $16.9 million. The equity contribution has been used to repay short-term debt that had been issued under Elizabethtown's revolving credit agreement to partially fund the Company's capital program, the predominant portion of which relates to the construction of the Plant. During 1995, 248,846 shares of common stock were issued for proceeds of $6.4 million under E'town's Dividend Reinvestment and Stock Purchase Plan
(DRP). The proceeds are used on an ongoing basis to make capital contributions to Elizabethtown to partially fund its capital program.

     In December 1995, Elizabethtown issued $40.0 million of
5.60% tax-exempt Debentures through the NJEDA. The proceeds of the issue were used to repay amounts outstanding under Elizabethtown's revolving credit agreement.

    During 1995, Elizabethtown obtained a portion of funds required for its capital program through borrowings under its revolving credit agreement (Agreement) with an agent bank and five additional banks. The Agreement provides up to $60.0 million in revolving short-term financing, which together with internal funds, other short-term financing, proceeds of future issuances of debt and preferred stock and capital contributions from E'town, is expected to be sufficient to finance Elizabethtown's and Mount Holly's capital needs through 1998. The Agreement allows Elizabethtown to borrow, repay and reborrow up to $60.0 million during the first three years, after which time Elizabethtown may convert any outstanding balances to a five-year fully amortizing term loan. The Agreement further provides that, among other covenants, Elizabethtown must maintain a percentage of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1. As of December 31, 1995, the percentage o-f Elizabethtown's common and preferred equi-ty to total capitalization, calculated in accordance with the Agreement, was 47%. For the 12 months ended December 31, 1995, Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the Agreement, was 3.12 to 1. At December 31, 1995, Elizabethtown had borrowings outstanding of $27.0 million under the Agreement at interest rates from 5.75% to 6.00%, at a weighted average rate of 5.94%.

1994 and 1993

     In May 1994, E'town issued 690,000 shares of common stock for net proceeds of $18.2 million. The net proceeds were used to fund an equity contribution to Elizabethtown of $16.0 million. This contribution had been used to partially fund Elizabethtown's construction program, the predominant portion of which related to the Plant. The balance of the proceeds had been used to fund working capital requirements of the Corporation. During 1994, 273,159 shares of common stock were issued for proceeds of $7.1 million under E'town's DRP. The proceeds were used to make capital contributions to Elizabethtown to partially fund its capital program.

    In March 1994, Elizabethtown issued 120,000 shares of $100 par value, $5.90 Cumulative Preferred Stock for proceeds of $12.0 million at an effective rate of 7.37%.
The proceeds were used to redeem $12.0 million of the Company's $8.75 Cumulative Preferred Stock. The redemption premium of $1.0 million was paid from general Company funds.

    In May 1993, E'town issued 575,000 shares of common stock for net proceeds of $16.6 million. The net proceeds were used to fund equity contributions to Elizabethtown of $11.0 million in May 1993 and $2.8 million in September 1993. Elizabethtown used a portion of such contributions to repay $7.0 million of short-term bank debt incurred for construction expenditures and invested the balance on a short-term basis to fund working capital requirements.

    During 1993, 200,878 shares of common stock were issued for proceeds of $6.0 million under E'town's DRP. Such proceeds were used to fund equity contributions to Elizabethtown, primarily for Elizabethtown's capital expenditures.

    In August 1993, E'town, Properties and Elizabethtown sold three parcels of land totalling 260 acres to the Somerset County Park Commission for $3.4 million. Of the total proceeds received by E'town, $2.2 million was used to fund an equity contribution to Elizabethtown and the remainder was used to fund working capital requirements of the Corporation.

    In November 1993, Elizabethtown issued $50.0 million of 7 1/4% Debentures due November 1, 2028. The proceeds of the issue were used to redeem $30.0 million of the Company's 8 5/8% Debentures due 2007 and $20.0 million of the Company's 10 1/8% Debentures due 2018. The aggregate redemption premiums of $2.7 million were paid from general Company funds.

RESULTS OF OPERATIONS

    Net Income for 1995 was $15.3 million or $2.16 per share on a primary basis as compared to $12.1 million or $1.95 per share for 1994. The combined effect of a $5.3 million rate increase in February 1995 (discussed below), increases in AFUDC in 1995 and a non-recurring charge in 1994 all contributed to the increase in net income between 1994 and 1995. Earnings Per Share of Common Stock in 1995 were further affected by an increase in outstanding shares.

    Net Income for 1994 was $12.1 million or $1.95 per share on a primary basis, as compared to $13.8 million or $2.59 per share for 1993. A return to more normal summer weather and water consumption patterns, the combined effect of non-recurring charges in 1994, and increases in operating and depreciation expenses since March 1993, when rates were last increased, all contributed to the decrease in net income between 1993 and 1994. Earnings Per Share of Common Stock in 1994 were further affected by an increase in shares outstanding.

     Operating Revenues increased $6.4 million or 6.2% in 1995. Of this increase, $4.6 million relates to the rate increase, discussed below, effective February 1995. Increased consumption by retail customers and an increase in the number of customers increased revenues by $1.4 million. Revenues from industrial customers resulting from consumption increased $.2 million while revenues from other water systems resulting from consumption decreased $.2 million. Revenues from fire service customers increased $.4 million.

    Operating Revenues increased $2.0 million or 2.0% in 1994. Of this increase, $1.2 million relates to a rate increase discussed below, effective March 1993. Sales to retail customers related to consumption decreased by $.9 million, primarily due to a return to more normal weather patterns during the spring and summer months of 1994, compared to 1993. However, despite the return to more normal weather patterns, sales to other water systems and to large industrial customers related to consumption increased by $.6 million and $.7 million, respecti-vely. Due to normal growth within the service territory, fire service revenues increased by $.4 million.

    Operation Expenses increased $2.8 million or 6.7% in 1995. The increase is due, primarily, to increased costs for labor, benefits and the cost of purchased water calculated in accordance with a Purchased Water Adjustment Clause (PWAC) (see Note 10 to the Notes to Consolidated Financial Statements.) Benefit costs increased due to increases in the actuarially calculated pension expense and the cost of postemployment benefits, a portions which is being expensed in 1995 as it is recognized in rates pursuant to the 1995 Stipulation effective February 1995 (see Economic Outlook - Elizabethtown and Subsidiary.)

    Operation Expenses increased $2.1 million or 5.3% in 1994. The increase is due, primarily, to increased costs for labor, benefits, miscellaneous expenses and the unit cost of raw water purchased from the New Jersey Water Supply Authority (NJWSA), which is reflected in the PWAC, in addition to the cost of chemicals to treat such water. Benefit costs increased due, primarily, to an increase in the actuarially calculated pension expense.

     Maintenance Expenses decreased $.8 million or 12.4% in 1995. The decrease is due, primarily, to the absence in 1995 of the unusually harsh winter weather that occurred in 1994. Also, the results of preventive maintenance programs have contributed to an overall decrease in maintenance expenses.

    Maintenance Expenses increased $.9 million or 15.9% in 1994 due, primarily, to the effects of unusually harsh winter weather in the first quarter of 1994, in addition to an increased level of preventive maintenance at various operating facilities throughout the Company.

    Depreciation Expense increased $.9 million or 12.1% in 1995 and $.6 million or 7.9% in 1994 due, primarily, to additional depreciable plant being placed in service during those periods. Also, an increase in authorized depreciation rates as a result of the 1995 Stipulation, effective February 1995, accounted for $.4 million of the increase.

    Revenue Taxes increased $.8 million or 6.6% in 1995 and $.2 million or 2.0% in 1994, due to additional taxes on the higher revenues discussed above.

    Real Estate, Payroll and Other Taxes increased $.1 million or 2.4% and $.1 million or 3.0% in 1995 and 1994, respectively, due to increased payroll taxes resulting from labor cost increases.

    Federal Income Taxes increased $.8 million or 12.4% in
1995 and decreased $.4 million or 5.6% in 1994 due to
changes in the components of taxable income discussed
herein.  Contributing to the increase in 1995 and also
offsetting the decrease in 1994 is $.2 million and $.1
million, respectively, for the effect on federal income
taxes of the settlement with the Internal Revenue Service
from an audit of the Corporation's tax returns.   In
addition, in 1995 the Corporation received tax refunds related to the years 1984 and 1985 of $.1 million (see
Economic Outlook - E'town.)

     Other Income increased $2.0 million in 1995 due, primarily, to an increase in the equity component of AFUDC of $1.8 million and a non-recurring litigation settlement of $.9 million in 1994 as discussed below. These increases were offset by the federal income taxes associated with the various components.

    Other Income decreased $1.2 million in 1994. Included in this net decrease is a litigation settlement of $.9 million (see Note 13 to the Notes to Consolidated Financial Statements.) Also included in the net decrease is a gain on the sale of land in 1993 of $1.7 million. Other income decreased by $.2 million due to the effect of adjusting the carrying values of certain investments downward to their estimated net realizable values (see Economic Outlook-Properties.) This decrease included a downward adjustment of $.1 million in the Corporation's investment in Solar Electric Generating System V (SEGS). In addition, increases in the equity component of AFUDC of $.7 million resulted from increased construction expenditures, primarily related to the Plant. Other increases of $.2 million resulted from miscellaneous items. Federal income taxes, as a result of all of the above, decreased $.8 million.

     Total Interest Charges increased $.5 million or 4.6% in 1995 due, primarily, to an increase in interest expense of $2.1 million on increased borrowings under Elizabethtown's revolving credit agreement to finance the Company's ongoing capital program, the largest component of which is the Plant. This amount was offset by an increase in the debt component of AFUDC of $1.5 million, also primarily related to the construction of the Plant. In addition, in 1995 the Corporation received interest on tax refunds related to 1984 and 1985 of $.1 million.

    Total Interest Charges decreased $.7 million or 6.2% in 1994 due, primarily, to savings from refinancing of long-term debt in 1993. Also, an increase in the debt component of AFUDC of $.5 million resulted in a reduction of interest expense. Offsetting the decrease in Total Interest Charges in 1994 is $.3 million related to the tentative settlement of the Internal Revenue Service audit referred to above.

     Preferred Stock Dividends decreased less than $.1
million due to savings from the refinancing of the $8.75 series preferred stock with $5.90 series preferred stock in March 1994.

ECONOMIC OUTLOOK

    Consolidated earnings for E'town for the next several years will be determined primarily by Elizabethtown's and Mount Holly's ability to obtain adequate and timely rate relief in connection with their additions to utility plant and, to a lesser degree, the ability of Properties and E'town to generate earnings from their unregulated businesses.

Elizabethtown and Subsidiary

    Over the last several years, governmental water quality and service regulations have required Elizabethtown and Mount Holly to make significant investments in water supply, water treatment, transmission and storage facilities, including the Plant and the Mansfield Project, to augment existing facilities. This capital program is requiring regular external financing and rate relief. Currently, Elizabethtown and Mount Holly believe they are in compliance with all water quality standards in all material respects.

     In November 1995, Elizabethtown filed for a $31.6 million or 29.6% rate increase primarily to cover the financing and operating costs of the Plant. While Mount Holly received a $.6 million or 19.9% rate increase effective January 1996, deliberations regarding the portion of the rate case related to the Mansfield Project, in which Mount Holly is requesting an additional 84.2% rate increase, are ongoing and awaiting the award of the final water diversion permit. Accordingly, the timing and amount of rate increases obtained by Elizabethtown and Mount Holly, in response to the pending rate requests, will be a major factor affecting earnings in 1996 and beyond. Once the new facilities, referred to above, are constructed and reflected in rates, Elizabethtown expects its internally generated cash flow to increase and capital outlays to return to levels experienced in the early 1990's. As a result, the need for external financing and rate relief should become less frequent. Therefore, more so than in recent years, management's ongoing efforts to grow unit sales and control operating cost will benefit the customer by reducing the frequency of rate increases and will benefit shareholders by positively affecting earnings.

     On November 20, 1995, Elizabethtown filed a petition with the BPU for an increase in rates of $31.6 million, or 29.6%. The largest portion of the request, $22.9 million, is needed to cover the costs to finance and operate the Plant. The remainder of the rate increase, $8.7 million, is needed to cover the cost to finance additional construction projects and to cover increases in operating expenses since rates were last established in February 1995. A decision by the BPU is expected in the summer of 1996. In light of the approval by the BPU of the 1993 Plant Stipulation and Elizabethtown's experience in obtaining base rate relief, Elizabethtown expects the BPU to grant timely and adequate rate relief, but cannot predict the ultimate outcome of any rate proceeding.

     In January 1995, the BPU approved a stipulation (1995 Stipulation) for Elizabethtown for a rate increase of $5.3 million or 5.34%, effective February 1, 1995. The 1995 Stipulation provides for an authorized rate of return on common equity of 11.5%. It also provides for recovery of the 1994 current service cost portion of the obligation accrued under Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," provided this amount is funded by the Company. Elizabethtown funded $.3 million in 1995, which represents the 1994 current service cost allowed in the 1995 Stipulation. The rate increase is covering the cost to finance $62.0 million of construction projects since rates were last established in March 1993. These projects include treatment, transmission and storage facilities needed to ensure that Elizabethtown continues to meet federal and state regulations on water quality and service. The increase is also offsetting increased costs for power, labor and benefits, primarily medical. The 1995 Stipulation also provides for an increase in depreciation rates resulting in an increase in annual depreciation expense of approximately $.5 million. The 1995 Stipulation also required Elizabethtown to maintain a monthly average percentage of common equity to total capitalization of at least 45.1% for the 12 months ended January 31, 1996. The Company has met this requirement.

     On June 26, 1995, Mount Holly petitioned the BPU for an increase in rates, to take place in two phases. In the first phase rates would be increased by $.9 million and in the second phase by $2.8 million. The first phase is necessary to recover costs that were not reflected in rates last increased in October 1986. The second phase would recover the cost of the Mansfield Project as discussed above. The project is currently estimated to cost $16.5 million. Construction is expected to begin upon final issuance of the water allocation diversion permit from the NJDEP, and the project is expected to be completed in 1997.

     On January 24, 1996, the BPU approved a stipulation (Mount Holly Stipulation) for an increase in rates of $.6 million effective as of that date. The Mount Holly Stipulation has, effectively, concluded the first phase of the rate proceeding. Mount Holly is continuing with the adjudicatory process with respect to the second phase of the petition. While management believes that the water supply, treatment and transmission project planned for Mount Holly is the most cost-effective response to the state legislation affecting the area, management cannot predict the ultimate outcome of the rate proceeding at this time.

E'town

    In 1995, the Corporation entered into a three-year joint venture agreement with Applied Wastewater General Partnership (AWG) to form a New Jersey limited liability company, Applied Watershed Management, L.L.C. (AWM). AWG is a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities in the western portion of Elizabethtown's service area. AWM intends to design, finance, engineer, construct, own, operat-e and/or sell water and wastewater facilities for municipal and corporate clients, primarily in New Jersey. E'town has agreed to provide capital contributions to AWM of up to $.5 million to finance AWM's working capital needs. E'town may provide additional financing for particular projects of AWM. AWG will provide the substantial portion of the operations-related services required to be performed by AWM. Either party may terminate the agreement at any time.

    Included in Non-utility Property and Other Investments at December 31, 1995 is an investment of $1.4 million ($.3 million net of related deferred taxes), in a limited partnership that owns SEGS, located in California.

     The Internal Revenue Service (Service) has concluded an examination of the Corporation's federal income tax returns for the tax years 1987 through 1992. The Service had raised issues related to tax deductions taken initially in 1988 for certain land transactions. In February 1995, the Corporation reached a tentative agreement to settle this matter with the Service. This settlement resulted in a charge to net income for the year ended December 31, 1994 of approximately $.3 million or $.05 per common share. An additional charge of $.2 million or $.02 per common share has been recognized in 1995 for the final assessment. In addition, in 1995 the Corporation received tax refunds and interest related to 1984 and 1985 that contributed to an increase in net income of approximately $.2 million or $.03 per common share.

Properties

    Also included in Non-utility Property and Other Investments in the Consolidated Balance Sheets of E'town at December 31, 1995 is $12.1 million of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are or were being sought. Based upon independent appraisals received at various times prior to and during- 1995, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1995.

    Properties continues to seek permits for its Mansfield property and, accordingly, continues to capitalize various carrying charges. During the second quarter of 1993, the carrying value of the Mansfield property exceeded its estimated net realizable value. This is due to the fact that the Mansfield property is not yet ready for its intended use and, therefore, various carrying charges continue to be capitalized while based upon prior appraisals, the estimated net realizable value of the property had remained constant. Charges of $.4 million, $.4 million and $.2 million for 1995, 1994 and 1993, respectively, to adjust the ca-rrying value of the Mansfield property, have been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. Properties expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use. In October 1995, Properties obtained more favorable zoning treatment for the Mansfield property. As a result of the rezoning, a recent appraisal has revealed that the market value of the property has increased to the extent that, barring any significant changes in the circumstances surrounding this property, no further adjustments to the carrying value are presently expected.

     The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals and of its investment in SEGS based upon information provided by SEGS management and through cash flow analyses.

     Properties has entered into an agreement to sell a parcel of land to a developer. The agreement requires the buyer to obtain all approvals required by governmental agencies in order to develop the property. Properties may cancel the agreement if the closing does not occur by December 31, 1996. Other events have been established during this period, at which time either the buyer or Properties may cancel the agreement if certain criteria, generally relating to the development potential of the property, are not met.

New Accounting Pronouncements

     See Note 2 of the Notes to Consolidated Financial
Statements for a discussion of two new accounting standards that will become effective in 1996.








E'town Corporation and Subsidiaries

Statements of Consolidated Income
                                              Year Ended December 31,

                                     ________________________________________
                                         1995          1994          1993

                                      ____________ _____________  ____________

Operating Revenues                    $108,398,105  $102,032,505  $ 99,996,120

                                      ____________  ____________  ____________

Operating Expenses:
  Operation                             44,148,007    41,373,842    39,280,920
  Maintenance                            5,805,511     6,623,772     5,716,157
  Depreciation                           8,808,169     7,860,180     7,285,309
  Revenue taxes                         13,591,212    12,748,161    12,501,804
  Real estate, payroll and other taxes   2,853,169     2,786,746     2,706,447
  Federal income taxes (Note 3)          7,611,389     6,768,887     7,170,406

                                      ____________  ____________  ____________
        Total operating expenses        82,817,457    78,161,588    74,661,043

                                      ____________  ____________  ____________

Operating Income                        25,580,648    23,870,917    25,335,077

                                      ____________  ____________  ____________

Other Income:
  Litigation settlement (Note 13)                       (932,203)
  Gain on sale of land                                               1,685,521
  Allowance for equity funds used
   during construction (Note 2)          2,976,290     1,178,133       445,339
  Write-down of non-utility property
   and other investments (Note 7)         (350,319)     (481,754)     (269,315)
  Federal income taxes (Note 3)         (1,141,771)     (138,970)     (790,320)
  Other--net                               741,397       632,878       396,515

                                      ____________  ____________  ____________
        Total other income               2,225,597       258,084     1,467,740

                                      ____________  ____________  ____________


Total Operating and Other Income        27,806,245    24,129,001    26,802,817

                                      ____________  ____________  ____________

Interest Charges:
  Interest on long-term debt            11,696,183    11,610,777    12,374,224
  Other interest expense--net            2,389,684       470,038        95,848
  Capitalized interest (Note 2)         (2,746,128)   (1,247,666)     (805,882)
  Amortization of debt discount--net       357,973       354,062       258,799

                                      ____________  ____________  ____________
        Total interest charges          11,697,712    11,187,211    11,922,989

                                      ____________  ____________  ____________

Income Before Preferred Stock
  Dividends of Subsidiary               16,108,533    12,941,790    14,879,828
Preferred Stock Dividends                  813,000       854,047     1,050,000

                                      ____________  ____________  ____________

Net Income                            $ 15,295,533  $ 12,087,743  $ 13,829,828

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________

Earnings Per Share of Common
 Stock (Note 2):
 Primary                              $       2.16  $       1.95  $       2.59

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________
 Fully Diluted                        $       2.14  $       1.94  $       2.54

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________
Average Number of Shares Outstanding
 for the Calculation of Earnings
 Per Share:
 Primary                                 7,095,183     6,210,409     5,337,939

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________






 Fully Diluted                           7,393,796     6,519,352     5,651,808

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________
Dividends Paid Per Common Share       $       2.04  $       2.04  $       2.01

                                      ____________  ____________  ____________

                                      ____________  ____________  ____________

See Notes to Consolidated Financial Statements.








E'town Corporation and Subsidiaries

Consolidated Balance Sheets

                                                             December 31,

                                                    ___________________________
Assets                                                  1995           1994

                                                    ____________   ____________

Utility Plant--At Original Cost:
  Utility plant in service                          $502,572,255   $469,172,575
  Construction work in progress                      100,212,636     55,739,951

                                                    ____________   ____________
       Total utility plant                           602,784,891    524,912,526
 Less accumulated depreciation and amortization       94,926,413     87,456,550

                                                    ____________   ____________
       Utility plant--net                            507,858,478    437,455,976

                                                    ____________   ____________



Non-utility Property and Other Investments (Note 7)   13,601,191     13,468,879

                                                    ____________   ____________



Current Assets:
  Cash and cash equivalents                            4,925,400      4,254,708
  Short-term investments                                  30,622         30,622
  Customer and other accounts receivable
   (less reserve: 1995, $532,000; 1994, $463,000)     15,984,043     12,346,871
  Unbilled revenues                                    7,443,656      7,161,483
  Materials and supplies--at average cost              1,912,015      1,724,969
  Prepaid insurance, taxes, other                      1,874,338      1,410,401
  Prepaid federal income taxes                                          711,860

                                                    ____________   ____________
       Total current assets                           32,170,074     27,640,914

                                                    ____________   ____________



Deferred Charges (Note 9):
  Prepaid pension expense (Note 12)                      512,691        871,181
  Waste residual management                              970,182        325,785
  Unamortized debt and preferred stock expenses        9,938,130      9,490,208
  Taxes recoverable through future rates (Note 3)     26,427,627     26,339,057
  Postretirement benefit expense (Note 12)             2,900,569      2,077,051
  Purchased water under recovery-net                      37,316        314,128
  Other unamortized expenses                             739,857        997,286

                                                    ____________   ____________
       Total deferred charges                         41,526,372     40,414,696

                                                    ____________   ____________
           Total                                    $595,156,115   $518,980,465

                                                    ____________   ____________

                                                    ____________   ____________


See Notes to Consolidated Financial Statements.











                                                             December 31,

                                                    ____________________________
Capitalization and Liabilities                          1995           1994

                                                    ____________   ____________

Capitalization (Notes 4 and 5):
  Common shareholders' equity                       $177,080,580   $152,970,602
  Cumulative preferred stock                          12,000,000     12,000,000
  Long-term debt--net                                193,673,528    154,073,430









                                                    ____________   ____________
       Total capitalization                          382,754,108    319,044,032

                                                    ____________   ____________



Current Liabilities:
  Notes payable--banks (Note 6)                       27,000,000     23,000,000
  Long-term debt--current portion (Note 4)                30,000         42,000
  Accounts payable and other liabilities              16,826,104     18,249,580
  Customers' deposits                                    305,349        278,895
  Municipal and state taxes accrued                   13,661,620     12,831,524
  Federal income taxes accrued (Note 3)                  150,735
  Interest accrued                                     3,268,134      3,173,468
  Preferred stock dividends accrued                       59,000         59,000

                                                    ____________   ____________
       Total current liabilities                      61,300,942     57,634,467

                                                    ____________   ____________



Deferred Credits:
  Customer advances for construction                  45,460,749     45,554,476
  Federal income taxes (Note 3)                       66,825,738     62,115,801
  State income taxes (Note 3)                            173,365        162,008
  Unamortized investment tax credits                   8,448,811      8,650,537
  Accumulated postretirement benefits (Note 12)        2,939,217      2,100,628

                                                    ____________   ____________
       Total deferred credits                        123,847,880    118,583,450

                                                    ____________   ____________



Contributions in Aid of Construction                  27,253,185     23,718,516

                                                    ____________   ____________

Commitments and Contingent Liabilities (Note 11)

                                                    ____________   ____________
           Total                                    $595,156,115   $518,980,465

                                                    ____________   ____________

                                                    ____________   ____________

See Notes to Consolidated Financial Statements.





E'town Corporation and Subsidiaries


Statements of Consolidated Capitalization

                                                            December 31,

                                                   ____________________________
                                                       1995            1994

                                                   ____________    ____________

 E'town Corporation:
  Common Shareholders' Equity (Notes 4 and 5):
   Common stock without par value, authorized,
   15,000,000 shares; issued 1995, 7,549,078
   shares; 1994, 6,624,663 shares                 $138,667,930    $114,136,195
   Paid-in capital                                   1,315,025       1,315,025
   Capital stock expense                            (5,159,834)     (4,286,194)
   Retained earnings                                42,994,743      42,439,552
   Less cost of treasury stock; 1995, 25,876
    shares; 1994, 22,032 shares                       (737,284)       (633,976)

                                                  ____________    ____________
     Total common shareholders' equity             177,080,580     152,970,602

                                                  ____________    ____________

 Elizabethtown Water Company:
  Cumulative Preferred Stock (Note 4):
   $100 par value, authorized, 200,000
    shares; $5.90 series, issued  and
    outstanding, 120,000 shares                     12,000,000      12,000,000

                                                  ____________     ___________

  Cumulative Preferred Stock:
   $25 par value, authorized, 500,000 shares;
   none issued

 Long-Term Debt (Note 4):
  E'town Corporation:
   6 3/4% Convertible Subordinated Debentures,
   due 2012                                         11,751,000      12,165,000

  Elizabethtown Water Company:
   7.20% Debentures, due 2019                       10,000,000      10,000,000
   7 1/2% Debentures, due 2020                      15,000,000      15,000,000
   6.60% Debentures, due 2021                       10,500,000      10,500,000
   6.70% Debentures, due 2021                       15,000,000      15,000,000
   8 3/4% Debentures, due 2021                      27,500,000      27,500,000
   8% Debentures, due 2022                          15,000,000      15,000,000
   7 1/4% Debentures, due 2028                      50,000,000      50,000,000
   5.60% Debentures, due 2025                       40,000,000

  The Mount Holly Water Company:
   Notes Payable (due serially through 2000)           117,500         144,300

                                                  ____________    ____________
    Total long-term debt                           194,868,500     155,309,300
    Unamortized discount--net                       (1,194,972)     (1,235,870)

                                                  ____________    ____________
    Total long-term debt--net                      193,673,528     154,073,430

                                                  ____________    ____________
          Total capitalization                    $382,754,108    $319,044,032

                                                  ____________    ____________

                                                  ____________    ____________


See Notes to Consolidated Financial Statements.





E'town Corporation and Subsidiaries

Statements of Consolidated Shareholders' Equity


                                               Year Ended December 31,

                                       _______________________________________
                                          1995          1994          1993

                                       ____________   ___________   ___________

Common Stock:
 Balance at Beginning of Year          $114,136,195  $ 87,842,657  $ 64,261,763
 Public sale of common stock (1995,
   660,000 shares; 1994, 690,000
   shares; 1993, 575,000 shares)         17,737,500    19,147,500    17,465,625
 Common stock issued under Dividend
   Reinvestment and Stock Purchase
   Plan (1995, 248,846 shares; 1994,
   273,159 shares; 1993, 200,878 shares)  6,388,716     7,146,038     6,009,298
 Exercise of stock options (1995,
   15,569 shares; 1993, 4,050 shares)       405,519                     105,971

                                       ____________  ____________  ____________
 Balance at End of Year                 138,667,930   114,136,195    87,842,657

                                       ____________  ____________  ____________

Paid-in Capital:                          1,315,025     1,315,025     1,315,025

                                       ____________  ____________  ____________

Capital Stock Expense:
 Balance at Beginning of Year            (4,286,194)   (3,357,165)   (2,479,987)
 Expenses incurred for the issuance
  and sale of common stock                 (873,640)     (929,029)     (877,178)

                                       ____________  ____________  ____________
 Balance at End of Year                  (5,159,834)   (4,286,194)   (3,357,165)

                                       ____________  ____________  ____________

Retained Earnings:
 Balance at Beginning of Year            42,439,552    43,207,666    40,228,199
 Net income                              15,295,533    12,087,743    13,829,828
 Dividends on Common Stock (1995 and
  1994, $2.04, 1993, $2.01)             (14,740,342)  (12,855,857)  (10,850,361)

                                       ____________  ____________  ____________
 Balance at End of Year                  42,994,743    42,439,552    43,207,666

                                       ____________  ____________  ____________

Treasury Stock:
 Balance at Beginning of Year              (633,976)     (633,976)     (575,107)
 Cost of shares redeemed to exercise
   stock options (1995, 3,844 shares;
   1993, 1,676 shares)                     (103,308)                    (58,869)

                                       ____________  ____________  ____________
 Balance at End of Year                    (737,284)     (633,976)     (633,976)

                                       ____________  ____________  ____________

Total Common Shareholders' Equity      $177,080,580  $152,970,602  $128,374,207

                                       ____________  ____________  ____________

                                       ____________  ____________  ____________



See Notes to Consolidated Financial Statements.




E'town Corporation and Subsidiaries

Statements of Consolidated Cash Flows
                                                                Year Ended December 31,
                                                        -------------------------------------
                                                           1995          1994          1993

                                                        ___________   ___________   ___________
Cash Flows from Operating Activities:
  Net Income                                          $ 15,295,533  $ 12,087,743  $ 13,829,828
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation                                         8,808,169     7,860,180     7,285,309
    Write-down of non-utility property
     and other investments                                 350,319       481,754       269,315
    Gain on sale of land                                                            (1,685,521)
    Decrease (increase) in deferred charges                248,334      (159,348)      271,191
    Deferred income taxes and investment
     tax credits--net                                    4,430,998     3,865,417     3,274,054
    Capitalized interest and AFUDC                      (5,722,418)   (2,425,799)   (1,251,221)
    Other operating activities--net                         16,327        19,833      (390,231)
  Change in current assets and current
   liabilities excluding cash, short-term
   investments and current portion of debt:
    Customer and other accounts receivable              (3,637,172)     (315,457)     (998,517)
    Unbilled revenues                                     (282,173)       86,839      (688,601)
    Accounts payable and other liabilities              (1,397,022)    8,576,745       662,837
    Accrued/prepaid interest and taxes                   1,323,420    (1,082,193)    1,283,955
    Other                                                 (187,046)     (101,267)       (6,870)

                                                      ____________  ____________  ____________
      Net cash provided by operating activities         19,247,269    28,894,447    21,855,528

                                                      ____________  ____________  ____________

Cash Flows Provided by Financing Activities:
  Decrease in funds held by Trustee for
   construction expenditures                                             382,306     8,519,877
  Proceeds from issuance of debentures                  40,000,000                  50,000,000
  Proceeds from issuance of common stock                23,554,787    25,364,509    22,644,847
  Proceeds from issuance of preferred stock                           12,000,000
  Redemption of preferred stock                                      (12,000,000)
  Debt and preferred stock issuance costs                 (447,922)     (842,178)   (3,105,156)
  Repayment of long-term debt                             (452,800)     (374,000)  (50,245,000)
  Contributions and advances for construction--net       3,440,942     3,453,604     1,909,905
  Net increase (decrease) in notes payable--banks        4,000,000    23,000,000    (6,500,000)
  Dividends paid on common stock                       (14,740,342)  (12,855,857)  (10,850,361)

                                                      ____________  ____________  ____________
      Net cash provided by financing activities         55,354,665    38,128,384    12,374,112

                                                      ____________  ____________  ____________

Cash Flows Used for Investing Activities:
  Utility plant expenditures (excluding AFUDC)         (73,789,288)  (69,980,619)  (32,516,755)
  Development costs of land (excluding
   capitalized interest)                                  (141,954)     (163,976)     (194,842)
  Proceeds from sale of land                                                         3,450,000

                                                      ____________  ____________  ____________
      Cash used for investing activities               (73,931,242)  (70,144,595)  (29,261,597)

                                                      ____________  ____________  ____________

Net Increase (Decrease) in Cash and Cash Equivalents       670,692    (3,121,764)    4,968,043
Cash and Cash Equivalents at Beginning of Year           4,254,708     7,376,472     2,408,429

                                                      ____________  ____________  ____________
Cash and Cash Equivalents at End of Year              $  4,925,400  $  4,254,708  $  7,376,472

                                                      ____________  ____________  ____________

                                                      ____________  ____________  ____________

Supplemental Disclosures of Cash Flow Information:
  Cash paid during the year for:
   Interest (net of amount capitalized)               $  8,350,882 $  10,416,716  $ 12,296,508
   Income taxes                                          4,746,176     6,771,254     5,881,008
   Preferred stock dividends of subsidiary            $    708,000 $     805,475  $  1,050,000

See Notes to Consolidated Financial Statements.

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

 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     Basis of Presentation
     The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities and follow the Uniform System of Accounts, as adopted by the New Jersey Board of Public Utilities (BPU).

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

     Utility Plant and Depreciation
     Income is charged with the cost of labor, materials and other expenses incurred in making repairs and minor replacements and in maintaining the properties. Utility plant accounts are charged with the cost of improvements and major replacements of property. When depreciable property is retired or otherwise disposed of, the cost thereof, plus the cost of removal net of salvage, is charged to accumulated depreciation. Depreciation generally is computed on a straight-line basis at functional rates for various classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.83% for 1995, 1.75% for 1994 and 1.74% for 1993. The
     1995 rate case (see Note 10) allowed an increase in depreciation rates effective February 1, 1995.

     Allowance for Funds Used During Construction
     Elizabethtown capitalizes, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC, a non-cash credit on the Statements of Consolidated Income, is added to the construction cost of the project and included in rate base and then recovered in rates during the project's useful life. AFUDC is comprised of a debt component (credited to Interest Charges), and an equity component (credited to Other Income) in the Statements of Consolidated Income. AFUDC totaled $5,421,383, $2,045,234 and $837,234 for 1995, 1994 and 1993, respectively (see Note 10).

     Non-utility Property
     Properties capitalizes direct costs, real estate taxes and interest costs associated with real estate parcels that are being developed. These costs are expensed on parcels ready for their intended use. The amount of interest capitalized for 1995, 1994 and 1993 totaled $301,035, $380,566 and $413,987, respectively (see Note 7).

     Revenues
     Revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.

     Federal Income Taxes
     E'town files a consolidated federal tax return. Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for tax and financial statement purposes for E'town and Properties. Deferred income taxes are also provided for each regulated water utility to the extent permitted by the BPU.

     The regulated water utilities account for prior years' investment tax credits by the deferral method, which amortizes the credits over the lives of the respective assets. The non-regulated companies utilize the flow-through method to account for investment tax credits. This method treats the credits as a reduction of federal income taxes in the year the credits arise.

     Customer Advances for Construction and Contributions in Aid of
     Construction
     Customer Advances for Construction and Contributions in Aid of Construction represent capital provided by developers for main extensions to new real estate developments. Some portion of Customer Advances for Construction is refunded based upon the revenues that the new developments generate. Contributions in Aid of Construction are Customer Advances for Construction that, under the terms of individual main extension agreements, are no longer subject to refund.

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

     Cash Equivalents
     The Corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

     New Accounting Pronouncements
     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," which is effective in 1996. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment, if any, would be measured based on the fair value of the asset. The Corporation believes that the adoption of SFAS 121 will not have any effect on the Corporation's results of operations or financial position.

     SFAS 123 "Accounting for Stock-Based Compensation" which will be adopted by the Corporation in 1996, includes certain elective provisions which, if followed, would require the Corporation to record compensation for awards made under the E'town Corporation 1987 Stock Option Plan (Stock Option Plan). The Corporation has elected to continue to account for its Stock Option Plan using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS 123 will not have any effect on the results of operations but will require expanded disclosure regarding the Corporation's Stock Option Plan.

     Reclassification
     Certain prior year amounts have been reclassified to conform to the current year's presentation.

3.   FEDERAL INCOME TAXES
     The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35%) with the amount reported in the Statements of Consolidated Income follow:
                                                    1995     1994     1993
                                                  ------------------------
                                                    (Thousands of Dollars)

     Tax expense at statutory rate ........        $8,701   $6,947  $7,994

     Items for which deferred taxes

      are not provided:

       Capitalized interest ...............                    (2)      (2)

       Difference between book and tax

         depreciation .....................           133       92      81

       Investment tax credits..............          (204)    (209)   (208)

       Other...............................           123       80      96
                                                   -----------------------
     Provision for federal income taxes....        $8,753   $6,908  $7,961
                                                   =======================
     The provision for federal income taxes

      is composed of the following:

     Current ..............................        $6,068   $4,983  $6,180

     Tax collected on main extensions .....        (1,734)  (1,931) (1,341)

     Deferred:

       Tax depreciation....................         3,447    3,324   3,183

       Capitalized interest................           905      517     217

       Main cleaning and lining............           405      396     323

       Other...............................          (136)    (179)   (407)

     Investment tax credits--net...........          (202)    (202)   (194)
                                                   -----------------------
     Total provision ......................        $8,753   $6,908  $7,961
                                                   =======================


Effective January 1, 1993, the Company adopted SFAS 109, "Accounting for Income Taxes." SFAS 109 established accounting rules that changed the manner in which income tax expense is determined for accounting purposes. SFAS 109 utilizes a liability method under which deferred taxes are provided at the enacted statutory rate for all temporary differences between financial statement earnings amounts and the tax basis of existing assets or liabilities.

In addition, the adoption of SFAS 109 resulted in a credit to Federal Income Taxes of $63,271 and a charge to Real
Estate, Payroll and Other Taxes of $141,068 in 1993 to record the changes in deferred income taxes payable by the non-regulated companies.

In connection with the adoption of SFAS 109, Elizabethtown and Mount Holly recorded additional deferred taxes for water utility temporary differences not previously recognized.
The increased deferred tax liability was offset by a corresponding asset representing the future revenue expected to be recovered through rates based on established regulatory practice permitting such recovery.

In accordance with SFAS 109, deferred tax balances have been reflected at E'town's current consolidated federal income tax rate, which is 35%.

The tax effect of significant temporary differences
representing deferred income tax assets and liabilities as
of December 31, 1995 and 1994 is as follows:
                                                  1995        1994
                                               ----------------------
                                               (Thousands of Dollars)

     Water utility plant--net                  $(56,956)  $(53,517)
     Non-utility property                          (955)    (1,061)
     Other investments                           (1,022)      (969)
     Taxes recoverable through future rates      (9,250)    (9,219)
     Investment tax credit                        2,957      3,028
     Prepaid pension expense                       (166)      (301)
     Capitalized interest                        (1,308)      (508)
     Other assets                                   654        557
     Other liabilities                             (780)      (126)
                                               -------------------
     Net deferred income tax liabilities       $(66,826)  $(62,116)
                                               ===================

     The Internal Revenue Service (Service) has concluded an examination of the Corporation's federal income tax returns for the tax years 1987 through 1992. The Service had raised issues related to tax deductions taken initially in 1988 for certain land transactions. In February 1995, the Corporation reached a tentative agreement to settle this matter with the Service. This resulted in a charge to net income for the year ended December 31, 1994 of $310,445 or $.05 per common share. An additional charge of $168,610 or $.02 per share has been recognized in 1995 based upon the final assessment. In addition, in 1995 the Corporation received tax refunds and interest related to the years 1984 and 1985 that contributed to an increase in net income of $206,948 or $.03 per common share.

 4.  CAPITALIZATION
     In June 1995, E'town issued 660,000 shares of common stock for net proceeds of $16,863,860. The gross proceeds of $17,737,500 were used to fund equity contributions to Elizabethtown totalling $16,900,000. These equity contributions have been used to repay short-term debt that had been issued under Elizabethtown's revolving credit agreement (see below) to partially fund the Company's capital program, the predominant portion of which relates to the construction of the Canal Road Water Treatment Plant (Plant) (see Note 11).

     In May 1994, E'town issued 690,000 shares of common stock for net proceeds of $18,218,471. The net proceeds were used to fund an equity contribution to Elizabethtown of $16,000,000. This contribution had been used to partially fund Elizabethtown's construction program, the predominant portion of which related to the Plant. The balance of the net proceeds had been used to fund working capital requirements of the Corporation.

     E'town routinely makes equity contributions to Elizabethtown which represent the proceeds of common stock issued under E'town's Dividend Reinvestment and Stock Purchase Plan (DRP). E'town contributed $6,388,716 and $7,146,038 in 1995 and 1994, respectively, to
     Elizabethtown from the proceeds of DRP issuances.

     In January 1991, the Board of Directors of E'town adopted a Shareholders' Rights Plan (Rights Plan). Generally, under the Rights Plan, if a person or group acquires 10% or more of the Corporation's common stock or announces a tender offer for the Corporation's common stock, non-acquiring shareholders may, under certain circumstances, exercise rights (Rights) to purchase additional shares of common stock on terms that allow them to significantly increase their percentage of ownership of the Corporation's common stock. Such Rights may be redeemed by the Board of Directors.

     Cumulative Preferred Stock
     In March 1994, Elizabethtown issued 120,000 shares of $100 par value, $5.90 Cumulative Preferred Stock for proceeds of $12,000,000 at an effective rate of 7.37%. The proceeds were used to redeem $12,000,000 of the Company's $8.75 Cumulative Preferred Stock. The redemption premium of $1,050,000 was paid from general Company funds and is being amortized over 10 years for ratemaking purposes.

     The $5.90 Cumulative Preferred Stock is not redeemable at the option of Elizabethtown. Elizabethtown is required to redeem all 120,000 shares of the Preferred Stock on March 1, 2004 at $100 per share.

     Long-term Debt
     Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock), or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1995, $7,753,084 of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $35,241,659 of E'town's consolidated retained earnings were unrestricted.

     In December 1995, Elizabethtown issued $40,000,000 of 5.60% tax-exempt debentures through the New Jersey Economic Development Authority (NJEDA). The proceeds of the issue were used to repay amounts outstanding under a revolving credit agreement (see Note 6).

     E'town's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December 31, 1995, 293,775 shares of common stock were reserved for issuance upon exercise of the conversion rights.

5.   STOCK OPTION PLAN
     E'town has a Stock Option Plan, a qualified non-compensatory incentive plan under which options to purchase shares of E'town's common stock have been granted to certain officers and other key employees at prices not less than the fair market value at the date of grant. The plan provides that any options granted may be exercised at any time up to an expiration date, not to exceed 10 years from the date of each grant.
     A summary of the details of stock option grants and outstanding balances is presented below:
                                                                Options
      Year     Options   Option         Options               Outstanding
     Granted   Granted   Price   Exercised or Expired   12/31/95   12/31/94
     ----------------------------------------------------------------------
      1985     26,369   $26.17        2,250 (1991) (A)
                                      3,300 (1992)
                                      4,050 (1993)
                                     11,819 (1995)
                                      4,950 (1995) (A)      -0-         16,769

      1987     36,000   $25.67        4,050 (1989)
                                      3,750 (1990)
                                      3,750 (1991)
                                      4,500 (1991) (A)
                                     11,700 (1992)
                                      3,750 (1995)
                                      4,500 (1995) (A)       -0-         8,250

      1989      7,500   $24.67                             7,500         7,500

      1990      7,500   $26.67                             7,500         7,500

      1995     77,000   $27.12                            77,000

      ------------------------------------------------------------------------
      Total   154,369                62,369               92,000        40,019
      ========================================================================

      (A) Expired Options

6.   LINES OF CREDIT
     In 1994, Elizabethtown executed a committed revolving credit agreement (Agreement) with an agent bank and five additional banks that replaced the Company's uncommitted lines of credit. The Agreement provides up to $60,000,000 in revolving short-term financing, which together with internal funds, other short-term financing, proceeds of future issuances of debt and preferred stock by Elizabethtown and capital contributions from E'town, is expected to be sufficient to finance Elizabethtown's and Mount Holly's capital needs, which are estimated to be $148,905,000 through 1998. At December 31, 1995, Elizabethtown had outstanding borrowings of $27,000,000 under the Agreement at interest rates from 5.75% to 6.00%, at a weighted average rate of 5.94%.

     The Agreement allows Elizabethtown to borrow, repay and reborrow up to $60,000,000 during the first three years, after which time Elizabethtown may convert any outstanding balances to a five-year, fully amortizing term loan. The Agreement further provides that, among other covenants, Elizabethtown must maintain a percentage of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1. As of December 31, 1995, the percentage of Elizabethtown's common and preferred equity to total capitalization, as calculated in accordance with the Agreement, was 47%. For the 12 months ended December 31, 1995, Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the Agreement, was 3.12 to 1.

     E'town has $30,000,000 of uncommitted lines of credit with several banks in addition to the lines under the Agreement, of which $17,000,000 is available to Elizabethtown.

     Information relating to bank borrowings for 1995, 1994 and 1993 is as follows:
                                             1995        1994        1993
                                           -------------------------------
                                                (Thousands of Dollars)

     Maximum amount outstanding..........  $60,000    $23,000       $8,000
     Average monthly amount outstanding..  $39,636    $ 2,958       $2,514
     Average interest rate at year end...      5.9%       6.1%          (A)
     Compensating balances at year end...     $ 0      $    0      $   195
     Weighted average interest rate based
      on average daily balances..........      6.2%       5.7%         3.8%
     (A) No outstanding bank borrowings at year end.

7.   NON-UTILITY PROPERTY AND OTHER INVESTMENTS
     Included in Non-utility Property and Other Investments at December 31, 1995 is an investment of $1,358,016 ($258,991 net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California.

     Also included in Non-utility Property and Other Investments at December 31, 1995 and 1994 is $12,141,419 and
     $12,048,749, respectively, of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are, or were, being sought. Based upon independent appraisals received at various times, prior to and during 1995, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1995.

     Properties continues to seek permits for its Mansfield property and, accordingly, continues to capitalize various carrying charges. During the second quarter of 1993, the carrying value of the Mansfield property exceeded its estimated net realizable value. This was due to the fact that the Mansfield property was not ready for its intended use and various carrying charges were being capitalized while, based upon prior appraisals, the market value of the property had remained constant. Charges of $350,319, $381,754 and $183,789 for the years ended December 31, 1995, 1994 and 1993, respectively, to adjust the carrying value of the Mansfield property, have been reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. Properties expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use. In October 1995, Properties obtained more favorable zoning treatment for the Mansfield property. As a result of the rezoning, a recent appraisal has revealed that the market value of the property has increased to the extent that, barring any significant changes in the circumstances surrounding this property, further adjustments to reduce the carrying value by the amount of the capitalized carrying charges are not presently expected.

     The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals and its investment in SEGS through cash flow analyses.

     Properties has entered into an agreement to sell a parcel of land to a developer. The agreement requires the buyer to obtain all approvals required by governmental agencies in order to develop the property. Properties may cancel the agreement if the closing does not occur by December 31, 1996. Other events have been established during this period, at which time either the buyer or Properties may cancel the agreement if certain criteria, generally relating to the development potential of the property, are not met.

8.   FINANCIAL INSTRUMENTS
     The carrying amounts and the estimated fair values, as of December 31, 1995 and 1994, of financial instruments issued or held by the Corporation, are as follows:

                                                1995           1994
                                             ------------------------
                                               (Thousands of Dollars)

     Short-term investments (1):

       Carrying amount                      $     31        $     31

       Estimated fair value                       38              34

     Cumulative preferred stock (1):

       Carrying amount                      $ 12,000        $ 12,000

       Estimated fair value                   11,940          10,860

     Long-term debt (1):

       Carrying amount                      $193,674        $154,073

       Estimated fair value                  200,710         139,910


     (1) Estimated fair values are based upon quoted market prices for these or similar securities.


9.   REGULATORY ASSETS AND LIABILITIES
     Certain costs incurred by Elizabethtown and Mount Holly which have been deferred have been recognized as regulatory assets and are being amortized over various periods as set forth below:

                                          1995          1994
                                        ----------------------
                                        (Thousands of Dollars)

     Waste residual management            $    970  $      546
     Unamortized debt and
       preferred stock expense               9,385       8,902
     Taxes recoverable through
       future rates (Note 3)                26,428      26,339
     Postretirement benefit expense
       (Note 12)                             2,901       2,077
     Purchased water under
       recovery-net (Note 10)                   37         314
                                           -------------------
                    Total                  $39,721     $38,178
                                           ===================

     Waste Residual Management
     The costs of disposing of the waste generated by Elizabethtown's and Mount Holly's water treatment plants are being amortized over three-year periods for ratemaking and financial statement purposes. No return is being earned on these deferred balances.

     Unamortized Debt and Preferred Stock Expenses
     Costs incurred in connection with the issuance or redemption of long-term debt have been deferred and are being amortized over the lives of respective issues for ratemaking and financial statement purposes. Costs incurred in connection with the issuance and redemption of preferred stock have been deferred and are being amortized over a 10-year period for ratemaking and financial statement purposes.

     There were no regulatory liabilities at December 31, 1995 or 1994.

10.  REGULATORY MATTERS
     Rates
     Elizabethtown
     On November 20, 1995, Elizabethtown filed a petition with the BPU for an increase in rates of $31,634,500 or 29.6%. The largest portion of the request, $22,925,227, is to cover the cost to finance and operate the Plant (see Note 11). The remainder of the rate request, $8,709,273, is needed to cover the cost to finance additional construction projects and to cover increases in operating expenses since rates were last established in February 1995. A decision by the BPU is expected in the summer of 1996. In light of the approval by the BPU of the 1993 Plant Stipulation (discussed below) and Elizabethtown's experience in obtaining base rate relief, Elizabethtown expects the BPU to grant timely and adequate rate relief, but cannot predict the ultimate outcome of any rate proceeding.

     In February 1996, Elizabethtown filed a petition with the BPU for a decrease in rates of $390,318 under a Purchased Water Adjustment Clause (PWAC). This procedure, established by BPU rules, allows Elizabethtown to reflect in rates a change in the cost of water purchased from the New Jersey Water Supply Authority (NJWSA) without a complete rate case. The purpose of this request is to reflect in rates the expected decrease in the rate for water purchased by Elizabethtown from the NJWSA effective July 1, 1996.


     In August 1993, the BPU approved a stipulation (1993 Plant Stipulation) signed by the Department of Ratepayer Advocate, the BPU staff and several of Elizabethtown's major wholesale customers, all of whom typically participate in Elizabethtown's rate cases. The 1993 Plant Stipulation states that the Plant is necessary and that the Company's estimates regarding the Plant's cost ($87,000,000 at that time) and construction period are reasonable (see Note 11). In April 1994, Elizabethtown notified all parties to the 1993 Plant Stipulation that the estimated cost of the Plant had increased. The 1993 Plant Stipulation authorizes the Company to levy a rate surcharge during the Plant's construction period if the Company's pre-tax interest coverage ratio for any 12-month historical period drops below
     2.0 times. The 1993 Plant Stipulation also provides that the rate of return on common shareholder's equity used to calculate the rate for the equity component of the AFUDC for the Plant will be 1.5% less than the rate of return on common shareholder's equity established in the Company's most recent base rate case. The authorized rate of return on common shareholder's equity is currently 11.5%.

     In January 1995, the BPU approved a stipulation (1995 Stipulation) for Elizabethtown for a rate increase of $5,300,000, or 5.34%, effective February 1, 1995. The 1995 Stipulation provides for an authorized rate of return on common equity of 11.5%. It also provides for recovery of the current service cost portion of the obligation accrued under SFAS 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions," provided this amount is funded by the Company (see Note 12.)
     The rate increase is covering the cost to finance $62,000,000 of construction projects that were not reflected in the rates established in March 1993. These projects include treatment, transmission and storage facilities needed to ensure that Elizabethtown continues to meet federal and state regulations on water quality and service. The increase is also offsetting increased costs for power, labor and benefits, primarily medical. The 1995 Stipulation also provides for an increase in depreciation rates resulting in an increase in depreciation expense of approximately $469,000. The 1995 Stipulation also required Elizabethtown to maintain a percentage of common equity to total capitalization of at least 45.1% for the 12 months ended January 31, 1996. The Company has met this requirement.

     On July 7, 1995, the BPU approved a Stipulation for a decrease in rates under a PWAC. The Stipulation resulted in a decrease in rates for the PWAC, effective July 13, 1995 of $348,527. This Stipulation reflects the decrease in rates for water purchased from the NJWSA.

     In June 1994, the BPU approved a Stipulation for an increase in rates under a PWAC. The Stipulation resulted in an increase in rates, effective July 1, 1994, of $334,611, reflecting the increase in rates for water purchased from the NJWSA.

     Mount Holly
     On June 26, 1995, Mount Holly petitioned the BPU for an increase in rates, to take place in two phases. In the first phase rates would be increased by $851,171 and in the second phase by $2,794,002. The first phase is necessary to cover costs that were not reflected in rates last increased in October 1986. The second phase would cover the cost of a new water supply, treatment and transmission system necessary to obtain water outside a designated portion of an aquifer currently used by Mount Holly and to treat and pump the water into the Mount Holly distribution system. Management believes this project is the most cost-effective alternative available to Mount Holly to comply with recent state legislation which restricts the amount of water that can be withdrawn from an aquifer in certain areas of southern New Jersey. The project is currently estimated to cost $16,500,000. The land for the supply and treatment facilities has been purchased and wells have been drilled and can produce the required supply. On October 5, 1995, the New Jersey Department of Environmental Protection granted Mount Holly a water allocation diversion permit for four wells that are to be the water supply for the Mansfield Project. On October 20, 1995, New Jersey-American Water Company requested, and was subsequently granted, an adjudicatory hearing on the permit. The Company and Mount Holly believe that the permit in question will be upheld, but cannot predict the outcome of the objection. In the event that the objection is successful and the permit is rescinded, Mount Holly would utilize the alternative plan of purchasing water from New Jersey-American Water Company.

     On January 24, 1996, the BPU approved a stipulation (Mount Holly Stipulation) for an increase in rates of $550,000, effective as of that date. The Mount Holly Stipulation has, effectively, concluded the first phase of the rate proceeding. Mount Holly is continuing with the process with respect to the second phase of the petition. While management believes that the water supply, treatment and transmission system planned for Mount Holly is the most cost-effective response to the state legislation affecting the area, we cannot predict the ultimate outcome of the rate proceeding at this time.

     Main Extension Refunds
     Previous disclosures have detailed events surrounding several lawsuits filed by developers with respect to the BPU's suggested refund formula for particular main extension agreements. The BPU's formula suggests refunds of 2 1/2 times annual revenues for each metered connection for water service. The plaintiffs had received refunds in accordance with this suggested formula. The initial petitions by the developers and the related litigation have been ongoing since 1984 with numerous BPU decisions, Appellate Division decisions and a New Jersey Supreme Court decision.

     In June 1995, the New Jersey Supreme Court once again reviewed these matters and declined to hear the final appeal of the developers.

     Effectively, the BPU's suggested refund formula has been reaffirmed and therefore no refunds in excess of the 2 1/2 times revenues formula are required by the Company. Based upon the New Jersey Supreme Court's decision, the plaintiffs have withdrawn their suits.

11.  COMMITMENTS
   Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the NJWSA a minimum of 37 billion gallons of water annually. The Company purchases additional water from the NJWSA on an as-needed basis. Effective July 1, 1996, the annual cost under the contract will be $7,861,486. The total cost of water purchased from the NJWSA, including additional water purchased on an as-needed basis, was $9,344,792, $8,987,472 and $8,819,212 for
   1995, 1994 and 1993, respectively.

   The following is a schedule by years of future minimum rental payments required under noncancelable operating leases with terms in excess of one year at:
                                        December 31,
                                   ----------------------
                                   (Thousands of Dollars)

                        1996                $  909

                        1997                   859

                        1998                    12

                        1999                   -0-

                        2000                   -0-
                                            ------
                        Total               $1,780
                                            ======

     Rent expense totaled $820,481, $829,562 and $789,636 for 1995, 1994 and 1993, respectively.

     Capital expenditures through 1998 are estimated to be $149,781,000 of which $148,905,000 is for Elizabethtown's and Mount Holly's utility plant and $876,000 is for non-utility expenditures.

     Canal Road Water Treatment Plant
     In April 1994, following a competitive bidding process, Elizabethtown executed a lump-sum contract for the construction of the Canal Road Water Treatment Plant. The project is currently estimated to cost
     $100,000,000, excluding AFUDC.   The project is being completed on
     schedule and the construction contract is on budget. The Company has expended $82,952,434, excluding AFUDC of $7,167,396, on the Plant as of December 31, 1995. Construction is expected to be completed in the third quarter of 1996.

     Joint Venture
     In March 1995, the Corporation entered into a three-year joint venture agreement with Applied Wastewater General Partnership
     (AWG) to form a New Jersey limited liability company, Applied Watershed Management, L.L.C. (AWM). AWG is a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities in the western portion of Elizabethtown's service area. AWM intends to design, finance, engineer, construct, own, operate and/or sell water and wastewater facilities for municipal and corporate clients, primarily in New Jersey. E'town has agreed to provide capital contributions to AWM of up to $500,000 to finance AWM's working capital needs.
     AWG shall provide the substantial portion of the operations-related services required to be performed by AWM. Either party may terminate the agreement at any time.

12.  PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS
     Elizabethtown has a trusteed, noncontributory Retirement Plan (Plan), which covers most employees. Under the Company's funding policy, the Corporation makes contributions that meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The components of the net pension costs (credits) are as follows:

                                                     1995      1994     1993
                                                   -------------------------
                                                      (Thousands of Dollars)
 Service cost--benefits earned during the year ..  $  929   $1,068   $   913
 Interest cost on projected benefit obligation ..   2,170    1,960     1,986
 Return on Plan assets ..........................  (7,630)     944    (1,417)
 Net amortization and deferral ..................   4,890   (3,881)   (1,666)
                                                   -------------------------
 Net pension costs (credits) ....................  $  359   $   91   $  (184)
                                                   =========================



        Plan assets are invested in publicly traded debt and equity securities. The reconciliations of the funded status of the Plan to the amounts recognized in the Consolidated Balance Sheets are presented below:

                                                            1995     1994
                                                        ----------------------
                                                        (Thousands of Dollars)

     Market value of Plan assets .....................     $37,171  $30,981
                                                           ----------------
     Actuarial present value of Plan benefits:

     Vested benefits ...............................        26,115   20,864

     Non-vested benefits ...........................           101      158
                                                           ----------------
     Accumulated benefit obligation ................        26,216   21,022

     Projected increases in compensation levels ....         8,005    5,733
                                                           ----------------
     Projected benefit obligation ....................      34,221   26,755
                                                           ----------------
     Excess of Plan assets over projected benefit

      obligation .....................................       2,950    4,226

     Unrecognized net gain ...........................        (636)  (1,374)

     Unrecognized prior service cost .................         365      453

     Unrecognized transition asset ...................      (2,166)  (2,434)
                                                           ----------------
     Prepaid pension expense..........................     $   513  $   871
                                                           ================

     The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:
                                              1995       1994       1993
                                            -----------------------------
     Discount rate ......................     7.00%     8.00%      7.00%

     Compensation increase ..............     5.50%     5.50%      5.50%

     Rate of return on Plan assets ......     9.00%     8.50%      8.50%


 The Corporation provides certain health care and life insurance benefits for substantially all of its retired employees. As a result of a contract negotiated in February 1996 with the Company's bargaining unit, all union and non-union employees retiring after January 1, 1997 will pay 25% of future increases in the premiums the Company pays for postretirement medical benefits.

 Effective January 1, 1993, the Corporation adopted SFAS 106. Under SFAS 106, the costs of postretirement benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's beneficiaries and covered dependents, rather than expensing these benefits on a pay-as-you-go basis for retired employees.

 Based upon an independent actuarial study, the transition obligation, calculated under SFAS 106, was $7,255,745 as of January 1, 1993. The transition obligation is being amortized over 20 years. The following table details the postretirement benefit obligation at December 31:
                                                   1995       1994
                                               ----------------------
                                               (Thousands of Dollars)

     Retirees                                     $2,404     $2,457

     Fully eligible plan participants              6,366      5,134
                                                  -----------------
     Accumulated postretirement benefit
       obligation                                  8,770      7,591

     Plan assets at fair value                      (320)      0

     Unrecognized net gain                           656      1,040

     Unrecognized transition obligation           (6,167)    (6,530)
                                                  -----------------
     Accrued postretirement benefit
        obligation                                $2,939     $2,101
                                                  =================



 The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1995, and for 1995, was 12%. This rate decreases linearly each successive year until it reaches 5% in 2005, after which the rate remains constant. The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:
                                        1995      1994      1993
                                       --------------------------
     Discount rate                      7.00%     8.00%     7.00%

     A single percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1995, and net postretirement service and interest cost by approximately $1,260,890 and $247,753, respectively.

     Based upon the independent actuarial study referred to above, the annual postretirement cost calculated under SFAS 106 is as follows:
                                              1995         1994       1993
                                            ---------------------------------
                                                 (Thousands of Dollars)
  Service cost - benefits earned
    during the year                         $  480       $  376       $   254

  Interest cost on accumulated
    postretirement benefit obligation          585          596           605

  Amortization of transition obligation        363          363           363
                                            ---------------------------------
    Total                                    1,428        1,335         1,222

  Deferred amount for regulated
    companies pending recovery                (824)      (1,072)       (1,005)
                                            ---------------------------------
  Net postretirement benefit expense        $  604       $  263       $   217
                                            =================================

 The rate increases allowed by the 1995 Stipulation and the Mount Holly Stipulation include as an allowable expense the pay-as-you-go portion of postretirement benefits as well as the current service cost, and require that the current service cost be funded. Elizabethtown funded $318,222 in 1995. These stipulations allow Elizabethtown and Mount Holly to defer the amount accrued in excess of these amounts for consideration in future rate cases. Generally accepted accounting principles permit this regulatory treatment, provided deferrals are not accumulated for a period of more than five years. As of December 31, 1995, the amount that has been deferred is $2,900,569.

 Recovery of Elizabethtown's deferred postretirement costs has been requested in Elizabethtown's recent rate case. Management believes that Elizabethtown and Mount Holly will recover the deferred postretirement costs in future rates.

13. LEGAL MATTERS
    As reported in 1994, a developer asserted in a suit filed in 1991 against Elizabethtown that the Company failed to install facilities necessary to provide water service to a new development in a timely manner.

    In November 1994, the Company settled this matter by paying the developer $1,750,000. As part of the settlement, the developer agreed that part of this payment represented a refund of funds deposited under a main extension loan agreement for the construction of the facilities. In addition, the Company applied a portion of the settlement against an insurance reserve. The effect on 1994 earnings was $932,203 or $605,932 net of federal income taxes. The Company is seeking recovery from its insurance carriers.

    As previously reported, several lawsuits had been filed against Elizabethtown and other parties in connection with a fire that occurred in a storage facility in 1989 resulting in damage to property stored at that facility. This matter has been settled in 1995 resulting in a payment by Elizabethtown of $114,250. A provision for this estimated liability was previously recorded.

14.  QUARTERLY FINANCIAL DATA (Unaudited)

     A summary of financial data for each quarter of 1995 and 1994 follows:
                                                      Primary     Fully Diluted
                  Operating   Operating      Net    Earnings Per  Earnings Per
     Quarter      Revenues     Income      Income     Share           Share
     --------------------------------------------------------------------------
                (Thousands of Dollars Except Per Share Amounts)

     1995

      1st         $ 25,174     $ 5,845     $ 3,015     $ .45        $ .45

      2nd           27,101       6,458       4,175       .61          .61

      3rd           30,451       7,873       5,151       .69          .68

      4th           25,672       5,405       2,955       .41          .40
      -------------------------------------------------------------------
      Total       $108,398     $25,581     $15,296     $2.16        $2.14
      ===================================================================

    1994

      1st         $ 24,657     $ 5,513     $ 2,537     $ .45        $ .45

      2nd           25,208       5,807       2,965       .49          .49

      3rd           27,370       6,914       3,673       .56          .56

      4th           24,798       5,637       2,913       .45          .44
      -------------------------------------------------------------------
      Total       $102,033     $23,871     $12,088     $1.95        $1.94
      ===================================================================

     Water utility revenues are subject to a seasonal fluctuation due to normal increased consumption during the third quarter of each year.







INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF E'TOWN CORPORATION:

     We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

Parsippany, New Jersey
February 15, 1996





OTHER FINANCIAL AND STATISTICAL DATA
                                                        1995           1994           1993             1992             1991
-------------------------------------------------------------------------------------------------------------------------------
UTILITY PLANT (Thousands)
  Utility Plant-net                                $   507,858   $     437,456   $   373,293      $   347,253      $   319,421
  Construction Expenditures (excluding AFUDC)           73,789          69,981        32,517           33,293           27,732
CAPITALIZATION (Thousands)
  Shareholders' Equity                                 177,081         152,971       128,374          102,750           84,544
  Preferred Stock                                       12,000          12,000        12,000           12,000           12,000
  Debt(1)                                              220,703         177,115       154,448          161,541          169,648
  Total Capitalization                                 409,784         342,086       294,822          276,291          266,192
CAPITALIZATION RATIOS
  Common Stock                                              43%             44%           44%              37%              32%
  Preferred Stock                                            3%              4%            4%               4%               4%
  Debt(1)                                                   54%             52%           52%              59%              64%
COMMON STOCK DATA
  Earnings Per Share:
    Primary                                        $      2.16   $        1.95   $      2.59      $      2.21      $      2.32
    Fully Diluted                                         2.14            1.94          2.54             2.18             2.28
  Dividends Per Share                                     2.04            2.04          2.01             2.00             2.00
  Book Value Per Share                                   23.54           23.17         22.76            21.14            20.21
  Average Shares Outstanding:
    Primary                                          7,095,183       6,210,409     5,337,939        4,627,814        4,080,118
    Fully Diluted                                    7,393,796       6,519,352     5,651,808        4,950,768        4,413,178
  Number of Common Shareholders                          5,504           5,493         5,240            4,832            3,965
OPERATING STATISTICS
  Revenues (Thousands)
    General Customers                              $    67,455   $      62,923   $    63,100      $    55,570      $    54,071
    Other Water Systems                                 18,720          18,082        17,187           15,080           14,082
    Industrial Wholesale                                 7,947           7,458         6,652            6,044            5,846
    Fire Service/Miscellaneous                          14,276          13,570        13,057           12,473           12,087
    Total Revenues                                 $   108,398   $     102,033   $    99,996      $    89,167      $    86,086
  Net Income                                       $    15,296   $      12,088   $    13,830      $    10,231      $     9,485
WATER SALES - Millions of Gallons (mg)
  General Customers                                     23,999          23,551        23,883           22,062           22,659
  Other Water Systems                                   15,569          15,691        15,109           14,118           13,811
  Industrial Wholesale                                   3,673           3,568         3,213            3,145            3,155
  System Use and Unaccounted For                         6,402           6,570         5,453            5,843            6,368
  Total Water Sales                                     49,643          49,380        47,658           45,168           45,993
SYSTEM DELIVERY BY SOURCE - mg
  Surface                                               42,646          42,534        40,742           38,558           39,222
  Wells                                                  6,764           6,690         6,776            6,480            6,658
  Purchased                                                233             156           140              130              113
  Total System Delivery                                 49,643          49,380        47,658           45,168           45,993
MILLIONS OF GALLONS PUMPED:
  Average Day                                              136             135           131              123              126
  Maximum Day                                              183             182           191              159              169
GENERAL INFORMATION
  Meters in Service                                    195,375         191,622       188,677          185,028          182,019
  Miles of Main                                          2,869           2,828         2,800            2,738            2,694
  Fire Hydrants Served                                  15,650          15,291        14,909           14,400           13,987
  Total Employees                                          398             386           384              379              374

(1) Includes long-term debt, notes payable and long-term debt-current portion.


STOCK PRICE AND DIVIDEND DATA - E'town's Common Stock is traded on the New York Stock Exchange under the symbol ETW.

                                1995
----------------------------------------------------
QUARTER             1ST      2ND      3RD      4TH
CLOSING PRICE
LOW:              $24.87   $25.37   $25.62   $27.00
HIGH:             $26.37   $27.25   $27.00   $30.12
DIVIDEND PAID        .51      .51      .51      .51
----------------------------------------------------

                                1994
----------------------------------------------------
QUARTER             1ST      2ND      3RD      4TH
CLOSING PRICE
LOW:              $29.63   $26.13   $26.00   $23.50
HIGH:             $32.00   $30.00   $27.75   $27.13
DIVIDEND PAID        .51      .51      .51      .51
----------------------------------------------------