Form 10-K, Exhibit 13
period 1996-12-31
ETOWN CORP; ELIZABETHTOWN WATER CO /NJ/
filed 1997-03-27
CIK 764403, 32379

Portion of the 1996 Annual Report to Shareholders for the year ended December 31, 1996 which is incorporated by reference in this filing on Form 10-K.


    MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
       FINANCIAL CONDITION AND RESULTS OF OPERATIONS



    E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), E'town Properties, Inc. (Properties) and owner of a 65% interest in Applied Watershed Management, LLC (AWM). The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. Mount Holly contributed 3% of the Company's consolidated operating revenues for 1996. The following analysis sets forth significant events affecting the financial condition of E'town and Elizabethtown at December 31, 1996, and the results of operations for the years ended December 31, 1996 and 1995.



LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures Program

    Capital expenditures, primarily for water utility plant, were $55.4 million during 1996. Of this total, $18.6 million, excluding an Allowance For Funds Used During Construction (AFUDC), was expended on the Canal Road Water Treatment Plant (Plant). Capital expenditures for the three-year period ending December 31, 1999 are estimated to be $126.1 million, of which $125.3 million is for utility plant ($105.8 million for Elizabethtown and $19.5 million for Mount Holly), and $.8 million is for non-utility expenditures.

    The utilities' projected capital expenditures are returning to the levels experienced in the early 1990s as Elizabethtown has completed and placed the Plant into service as discussed below. Mount Holly expects to incur significant capital expenditures in 1997 and 1998 to construct new water supply, treatment and transmission facilities as discussed below.



Elizabethtown

    The Plant was completed and placed into service on October 24, 1996. The Plant, which has an initial rated production capacity of 40 million gallons per day (mgd), will meet existing and anticipated customer demands and replace groundwater supplies withdrawn from service as a result of more restrictive water quality regulations and groundwater contamination. Elizabethtown's three-year capital program includes $69.3 million for projects of a routine nature. This program also includes $56.0 million of major projects such as new transmission mains, improvements to pumping facilities, construction of a new operations center in the western portion of our service territory and other miscellaneous projects.



Mount Holly

    To ensure an adequate supply of quality water from an aquifer serving parts of southern New Jersey, state legislation requires Mount Holly, as well as other suppliers obtaining water from designated portions of this aquifer, to reduce pumpage from its wells. Mount Holly has received approval from the New Jersey Department of Environmental Protection (NJDEP) for its plan to develop a new water supply, treatment and transmission system necessary to obtain water outside the designated portion of the aquifer, and to treat the water and pump it into the Mount Holly system. This is referred to as the Mansfield Project. The project is currently estimated to cost $16.5 million, excluding AFUDC, of which $13.6 million is anticipated to be spent over the next three years. Mount Holly has expended $2.9 million on the Mansfield Project as of December 31, 1996, excluding AFUDC. The land for the supply and treatment facilities has been purchased and wells have been drilled and can produce the required supply.

   On October 5, 1995, the NJDEP granted Mount Holly a water allocation permit for four wells that are to be the water supply for the Mansfield Project. On October 20, 1995, another water purveyor requested of the NJDEP, and was subsequently granted, an adjudicatory hearing in opposition to the permit. Hearings on the matter before an administrative law judge are pending. A decision is expected later in 1997. The Company and Mount Holly believe that the permit in question will be upheld, but cannot predict with certainty the outcome of the matter. In the event that the objector is successful and the permit is rescinded, Mount Holly would meet its regulatory obligation to provide an alternate source of water by purchasing water from that purveyor. Management believes the Mansfield Project is the most cost-effective alternative available to Mount Holly to comply with recent state legislation that restricts the amount of water that can be withdrawn from the aquifer.

   In June 1995, Mount Holly petitioned the New Jersey Board of Public Utilities (BPU) for an increase in rates, to take place in two phases. The first phase was necessary to recover costs that were not reflected in rates last increased in 1986. The second phase would recover the cost of the Mansfield project.

  On January 24, 1996, the BPU approved a stipulation (Mount Holly Stipulation) for an increase in rates of $.6 million, effective as of that date. The Mount Holly Stipulation has, effectively, concluded the first phase of the rate proceeding.



Capital Resources

    During 1996, Elizabethtown, including Mount Holly, financed 40.2% of its capital expenditures from internally generated funds (after payment of common stock dividends). The balance was financed with a combination of short-term borrowings under a revolving credit agreement discussed below, proceeds from capital contributions from E'town (funded by issuances of Common Stock under the Corporation's Dividend Reinvestment and Stock Purchase Plan) and other short-term bank borrowings.

    For the three-year period ending December 31, 1999, Elizabethtown, including Mount Holly, estimates that 57% of its capital expenditures are expected to be financed with internally generated funds (after payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock, long-term debentures, proceeds of tax-exempt New Jersey Economic Development Authority (NJEDA) bonds and short-term borrowings. The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects during the next three years and the Mansfield Project. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA. The Company's senior debt is currently rated A3 and A by Moody's Investors Service and Standard & Poor's Ratings Group, respectively. Standard & Poor's has recently reaffirmed the Company's A rating and has upgraded its rating oulook from "negative" to "stable."

    In the second quarter of 1997, Elizabethtown expects to issue $50.0 million of tax-exempt Variable Rate Demand Notes through the New Jersey Economic Development Authority (NJEDA). The proceeds of the issue are expected to be used to repay amounts outstanding under the revolving credit agreement discussed below.

    Elizabethtown continues to obtain a portion of the funds required for its capital program through borrowings under a revolving credit agreement (Agreement) with an agent bank and five additional banks. The Agreement was executed in 1994 to provide up to $60.0 million in revolving short-term financing to partially fund Elizabethtown's capital program, the predominant portion of which was the Plant.

    The Agreement further provides that, among other covenants, Elizabethtown must maintain a percentage of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1. As of December 31, 1996, the percentage of Elizabethtown's common and preferred equity to total capitalization, as calculated in accordance with Agreement, was 44%. For 1996, Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the Agreement, was 2.7 to 1. At December 31, 1996 Elizabethtown had outstanding borrowings of $60.0 million under the Agreement and $9.0 million of borrowings under uncommitted lines of credit. The combined borrowings were at interest rates from 5.50% to 5.88% at a weighted average rate of 5.72%. The Agreement expires in July 1997 and provides that the Company may convert any outstanding balances to a five-year, fully amortizing term loan. However, upon expiration of the Agreement, the Company expects to meet its short-term financing needs with uncommitted lines of credit.



RESULTS OF OPERATIONS

    Net Income for 1996 was $15.1 million or $1.96 per share on a primary basis as compared to $15.3 million or $2.16 per share for 1995. The primary factor contributing to the decrease in net income was a reduction in revenues due to reduced outdoor water consumption in 1996 compared to 1995. In addition, an increase in the average number of shares outstanding contributed to the decrease in Earnings Per Share of Common Stock.

   Net income for 1995 was $15.3 million, or $2.16 per share, on a primary basis, as compared to $12.1 million, or $1.95 per share, for 1994. The combined effect of a $5.3 million rate increase in February 1995, increases in capitalized AFUDC in 1995 and a non-recurring charge in 1994 all contributed to the increase in net income between 1994 and 1995. Earnings Per Share of Common Stock in 1995 were further affected by an increase in outstanding shares.

   Operating Revenues increased $2.0 million or 1.9% in 1996 over the comparable 1995 amount. The increase in total revenues was comprised of rate increases for Elizabethtown and Mount Holly, as discussed above for Mount Holly and at Economic Outlook for Elizabethtown, which were offset by a decrease in water consumption due to unusually cool, wet summer weather in 1996. The reduction in water consumption accounted for a decrease in revenues of $2.4 million. Operating revenues increased by $3.9 million and $.5 million for the effects of the increases in rates of Elizabethtown and Mount Holly, respectively.

   Operating Revenues increased $6.4 million, or 6.2%, in 1995. Of this increase, $4.6 million relates to a rate increase, effective February 1995. Increased consumption by retail customers and an increase in the number of customers increased revenues by $1.4 million. Revenues from industrial customers resulting from consumption increased $.2 million, while revenues from other water systems resulting from consumption decreased $.2 million. Revenues from fire service customers increased $.4 million.

   Operation Expenses increased $.7 million or 1.5% in 1996 over the comparable 1995 amount. Operation expenses decreased by $.4 million for certain variable expenses asscociated with the reduction in water consumption discussed above. The successful implementation of an energy conservation program in the second quarter of 1996 at our Raritan-Millstone Treatment Plant reduced energy costs by $.8 million. The success of various safety programs resulted in a decrease in workers compensation premiums of $.3 million. These decreases were offset by increased labor costs of $1.6 million.

    Operation Expenses increased $2.8 million, or 6.7%, in 1995. The increase is due, primarily, to increased costs for labor, benefits and the cost of purchased water calculated in accordance with a Purchased Water Adjustment Clause. Benefit costs increased due to increases in the actuarially calculated pension expense and the cost of postemployment benefits, a portion of which was expensed in 1995 as it is recognized in rates pursuant to the 1995 Stipulation effective February 1995.

    Maintenance Expenses increased $.1 million or .9% in 1996 over the comparable 1995 amount. The Company is realizing the benefits of various preventive maintenance programs and operating efficiencies instituted in the current and prior years.

    Maintenance Expenses decreased $.8 million, or 12.4%, in 1995. The decrease is due, primarily, to the absence in 1995 of the unusually harsh winter weather that occurred in 1994. Also, the results of preventive maintenance programs have contributed to an overall decrease in maintenance expenses.

    Depreciation Expense increased $1.1 million or 12.3% in 1996 as compared to 1995. The increase is due, primarily, to a higher level of depreciable plant in service and includes $.5 million of depreciation expense for the Plant for a portion of the year.

    Depreciation Expense increased $.9 million, or 12.1%, in 1995 due, primarily, to additional depreciable plant being placed in service during that period. Also, an increase in authorized depreciation rates as a result of the 1995 Stipulation, effective February 1995, accounted for $.4 million of the increase.

    Revenue Taxes increased $.2 million, or 1.7% in 1996 and $.8 million, or 6.6% in 1995 due to additional taxes on the higher revenues discussed above.

    Real Estate, Payroll and Other Taxes increased $.1 million or 3.5% in 1996 and $.1 million, or 2.4%, in 1995 due to increased payroll taxes resulting from labor cost increases.

    Federal Income Taxes as a component of operating expenses decreased $.8 million or 10.8% from the comparable 1995 amount due to the changes in the components of taxable income discussed herein.

    Federal Income Taxes increased $.8 million, or 12.4%, in 1995 due to changes in the components of taxable income discussed herein. Contributing to the increase in 1995 is $.2 million for the remaining effect on federal income taxes of the settlement with the Internal Revenue Service from an audit of the Corporation's tax returns. In addition, in 1995 the Corporation received tax refunds related to the years 1984 and 1985 of $.1 million.

    Other Income (Expense) increased $.7 million or 31.0% as compared to the 1995 amount. An increase in the equity component of AFUDC of $.7 million, primarily from the construction of the Plant ,as well as a decrease from write-downs in 1995 of the carrying value of certain non-utility property, accounted for the overall increase.

    Other Income increased $2.0 million in 1995 due, primarily, to an increase in the equity component of AFUDC of $1.8 million and a non-recurring litigation settlement in 1994.

   Total Interest Charges increased $1.6 million or 13.8% in 1996 over the comparable 1995 amount. The increase is due, primarily, to increased interest on long-term debt due to the issuance of $40.0 million of NJEDA tax-exempt debentures in December 1995 to refinance balances previously incurred under the revolving credit agreement. A higher level of short-term borrowings under the revolving credit agreement incurred to finance Elizabethtown's capital program on an interim basis has also contributed to the overall increase. This increase was offset by an increase in the debt component of AFUDC resulting from Elizabethtown's higher construction work in progress balances in 1996, primarily due to the Plant.

    Total Interest Charges increased $.5 million, or 4.6%, in 1995 due, primarily, to an increase in interest expense of $2.1 million on increased borrowings under Elizabethtown's revolving credit agreement to finance the Company's ongoing capital program, the largest component of which is the Plant. This amount was offset by an increase in the debt component of AFUDC of $1.6 million, also primarily related to the construction of
the Plant.   In addition, in 1995 the Corporation received
interest on tax refunds related to 1984 and 1985 of $.1 million.




ECONOMIC OUTLOOK

Forward Looking Information

    Certain information included in this report contains, and other materials filed or to be filed by the Corporation with the Securities and Exchange Commission (as well as information included in oral and written statements made or to be made by the Corporation) contain or will contain forward looking statements within the meaning of the Securities Acts of 1933 and 1934, as amended. Any forward looking information is or will be based on information available at that time and is or will be subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the statements.



E'town Corporation and Subsidiaries

    Consolidated earnings for E'town for the next several years will be determined by (i) Elizabethtown's ability to increase sales and to further control operating expenses through improved productivity, (ii) Mount Holly's, and later Elizabethtown's, ability to obtain adequate and timely rate relief in connection with future utility plant additions and, to a lesser degree,
(iii) the ability of E'town and Properties to generate returns from their unregulated businesses. E'town expects earnings and earnings per share to increase approximately 15% in 1997 as Elizabethtown realizes the full impact of its $21.8 million rate increase effective in October 1996, in addition to realizing the benefits of ongoing cost control efforts. This expectation assumes a return to normal weather conditions in 1997.



Elizabethtown and Subsidiary - Regulated Utilities

     On October 25, 1996, a rate increase under a stipulation (1996 Stipulation) went into effect for Elizabethtown. This will result in an increase in annual operating revenues of $21.8 million. The rate increase reflects a full allowance for the estimated capital and operating costs for the Plant and an authorized rate of return on common equity of 11.25%. Recovery of depreciation expense on Contributions in Aid of Construction and Customers' Advances for Construction is not reflected in the rate increase. Furthermore, under the terms of the 1996 Stipulation, the Company will not be required to record such depreciation expense of approximately $.7 million annually, for the period that this rate increase is in effect. The 1996 Stipulation also allows the Company to continue to defer the transition obligation and interest associated with postretirement benefits.

     Elizabethtown, excluding Mount Holly, earned a rate of return on common equity of 9.0% in 1996. Elizabethtown's authorized rate of return on common equity is currently 11.25%. In 1997, Elizabethtown expects to substantially close this gap between its earned return on common equity in 1996 and its authorized return. This assumes a return to normal summer weather conditions and outdoor water use. Realizing rates of return in 1998 comparable to authorized levels will require continued customer additions and the success of ongoing cost control efforts, as well as rate relief later in that year.

    Mount Holly earned a rate of return on common equity of 3.5% in 1996, compared to an authorized rate of return of 11.25% established in its most recent rate proceeding. Mount Holly contributed $.02 to E'town's consolidated earnings per share in 1996. Management expects Mount Holly to increase its contribution to E'town's earnings per share by obtaining additional rate relief so that Mount Holly can realize rates of return comparable to authorized levels upon the completion of Mount Holly's Mansfield project, and recovery of the costs of that and other projects in rates.





E'town and Properties

     The activities of E'town and Properties are not regulated by the BPU.

E'town

     Following a competitive selection process, Edison Township chose to negotiate with E'town for a 20-year contract to operate the Township's water supply system. This system serves about 11,000 residential, commercial and industrial customers. The partners have completed negotiations. The transaction still requires municipal and state agency approvals. E'town expects to realize a return on its investment in the project comparable to that realized by E'town's regulated utility operations. The earnings effect is expected to be small during the first few years and is expected to increase after year five.

    In order to form AWM, in 1995 the Corporation entered into a three-year joint venture agreement with Applied Wastewater General Partnership (AWG) a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities. AWM has been pursuing opportunities to design, finance, engineer, construct, own, operate and/or sell water and wastewater facilities for municipal and corporate clients, primarily in New Jersey. E'town has agreed to provide capital contributions to AWM of up to $.5 million to finance AWM's working capital needs. E'town may provide additional financing for particular projects of AWM. AWG has been providing the substantial portion of the operations-related services required to be performed by AWM. Either party may terminate the agreement at any time. E'town formed AWM to expand its range of services to include wastewater, particularly to the smaller communities that surround the franchise areas of Elizabethtown and Mount Holly.

    On January 1, 1997, AWM commenced a three-year contract to operate the wastewater collection and treatment facilities owned by Environmental Disposal Corporation (EDC), which serves portions of Bedminster, Far Hills, and Peapack-Gladstone. AWM is also providing the billing and customer inquiry services. AWM has also negotiated letters of understanding with two developers whereby AWM will construct wastewater collection and treatment facilities to serve developments in Morris and Bergen counties. Each developer will pay the associated construction costs. Subsequently, AWM will repurchase the facilities, for a nominal amount, and operate the systems as regulated utilities.

   Included in Non-Utility Property and Other Investments at December 31, 1996 is an investment of $1.2 million ($.2 million net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California. SEGS contributed $.01 to E'town's consolidated earnings per share and paid cash dividends to E'town of $.3 million in 1996.



Properties

     E'town Properties and E'town Corporation own various parcels of undeveloped land in New Jersey carried as investments of $12.8 million in Non-Utility Property and Other Investments - Net in the Consolidated Balance Sheets of E'town at December 31, 1996. During the next few years, E'town and Properties will seek to sell such properties and expect to invest the sale proceeds into water and wastewater utility investments that produce a current return.

     Properties has executed a contract to sell one parcel for a price of $.4 million. The contract is expected to close in 1997 and produce a minimal gain. Properties executed a contract to sell another parcel to a developer. The parties expected that the contract would close prior to December 31, 1996 but the developer was unable to obtain the required municipal approvals. The contract has been extended and Properties and the developer have commenced litigation against the municipality. It is not known whether or when a sale will be consummated.

     The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are or were being sought. Such costs are capitalized until the property is offered for sale, after which time such costs are expensed. Based on independent appraisals received at various times prior to 1996, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1996.

     E'town will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals, when appropriate, and of its investment in SEGS based on information provided by SEGS management.



New Accounting Pronouncements

    See Note 2 of the Notes to Consolidated Financial Statements for a discussion of two new accounting standards that were effective in 1996.


E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
                                                                           Year Ended December 31,
                                                                      1996           1995           1994

Operating Revenues                                               $ 110,409,378  $ 108,398,105  $ 102,032,505
                                                                 -------------  -------------  -------------
Operating Expenses:
  Operation                                                         44,806,856     44,148,007     41,373,842
  Maintenance                                                        5,859,167      5,805,511      6,623,772
  Depreciation                                                       9,893,391      8,808,169      7,860,180
  Revenue taxes                                                     13,819,646     13,591,212     12,748,161
  Real estate, payroll and other taxes                               2,952,219      2,853,169      2,786,746
  Federal income taxes (Note 3)                                      6,790,979      7,611,389      6,768,887
                                                                 -------------  -------------  -------------
        Total operating expenses                                    84,122,258     82,817,457     78,161,588
                                                                 -------------  -------------  -------------
Operating Income                                                    26,287,120     25,580,648     23,870,917
                                                                 -------------  -------------  -------------
Other Income (Expense):
  Allowance for equity funds used during construction (Note 2)       3,725,234      2,976,290      1,178,133
  Write-down of non-utility property and
   other investments (Note 7)                                                        (350,319)      (481,754)
  Litigation settlement                                                                             (932,203)
  Federal income taxes (Note 3)                                     (1,569,962)    (1,141,771)      (138,970)
  Other - net                                                          760,373        741,397        632,878
                                                                 -------------  -------------  -------------
        Total other income (expense)                                 2,915,645      2,225,597        258,084
                                                                 -------------  -------------  -------------
Total Operating and Other Income                                    29,202,765     27,806,245     24,129,001
                                                                 -------------  -------------  -------------
Interest Charges:
  Interest on long-term debt                                        13,799,531     11,696,183     11,610,777
  Other interest expense - net                                       2,645,262      2,389,684        470,038
  Capitalized interest (Note 2)                                     (3,523,724)    (2,746,128)    (1,247,666)
  Amortization of debt discount and expense-net                        395,428        357,973        354,062
                                                                 -------------  -------------  -------------
        Total interest charges                                      13,316,497     11,697,712     11,187,211
                                                                 -------------  -------------  -------------
Income Before Preferred Stock Dividends of Subsidiary               15,886,268     16,108,533     12,941,790
Preferred Stock Dividends                                              813,000        813,000        854,047
                                                                 -------------  -------------  -------------
Net Income                                                       $  15,073,268  $  15,295,533  $  12,087,743
                                                                 =============  =============  =============
Earnings Per Share of Common Stock (Note 2):
   Primary                                                       $        1.96  $        2.16  $        1.95
                                                                 =============  =============  =============
   Fully Diluted                                                 $        1.96  $        2.14  $        1.94
                                                                 =============  =============  =============
Average Number of Shares Outstanding for
   the Calculation of Earnings Per Share:
   Primary                                                           7,674,400      7,095,183      6,210,409
                                                                 =============  =============  =============
   Fully Diluted                                                     7,966,107      7,393,796      6,519,352
                                                                 =============  =============  =============
Dividends Paid Per Common Share                                  $        2.04  $        2.04  $        2.04
                                                                 =============  =============  =============

See Notes to Consolidated Financial Statements.



E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                                                 December 31,
                                                                      1996                          1996
Assets

  Utility Plant-At Original Cost:
   Utility plant in service                                      $ 654,712,533                 $ 502,572,255
   Construction work in progress                                     7,994,186                   100,212,636
                                                                 -------------                 -------------
         Total utility plant                                       662,706,719                   602,784,891
   Less accumulated depreciation and amortization                  102,682,572                    94,926,413
                                                                 -------------                 -------------
         Utility plant-net                                         560,024,147                   507,858,478
                                                                 -------------                 -------------

Non-utility Property and Other Investments - Net (Note 7)           14,112,969                    13,601,191
                                                                 -------------                 -------------

Current Assets:
   Cash and cash equivalents                                         3,228,167                     4,925,400
   Short-term investments                                               30,622                        30,622
   Customer and other accounts receivable
    (less reserve: 1996, $566,000; 1995, $532,000)                  16,187,426                    15,984,043
   Unbilled revenues                                                 9,356,122                     7,443,656
   Materials and supplies-at average cost                            2,044,748                     1,912,015
   Prepaid insurance, taxes, other                                   3,917,698                     1,874,338
                                                                 -------------                 -------------
         Total current assets                                       34,764,783                    32,170,074
                                                                 -------------                 -------------

Deferred Charges (Note 9):
   Prepaid pension expense (Note 12)                                    13,254                       512,691
   Waste residual management                                         1,064,454                       970,182
   Unamortized debt and preferred stock expenses                     9,507,531                     9,938,130
   Taxes recoverable through future rates (Note 3)                  30,434,909                    26,427,627
   Postretirement benefit expense (Note 12)                          3,465,272                     2,900,569
   Other unamortized expenses                                        1,820,028                       777,173
         Total deferred charges                                     46,305,448                    41,526,372
                                                                 -------------                 -------------
             Total                                               $ 655,207,347                 $ 595,156,115
                                                                 =============                 =============

See Notes to Consolidated Financial Statements.



E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
                                                                                 December 31,
                                                                      1996                          1995

Capitalization and Liabilities

Capitalization (Notes 4 and 5):
   Common shareholders' equity                                   $ 183,512,357                 $ 177,080,580
   Cumulative preferred stock                                       12,000,000                    12,000,000
   Long-term debt - net                                            193,481,425                   193,673,528
                                                                 -------------                 -------------
         Total capitalization                                      388,993,782                   382,754,108
                                                                 -------------                 -------------

Current Liabilities:
   Notes payable - banks (Note 6)                                   69,000,000                    27,000,000
   Long-term debt - current portion (Note 4)                            30,000                        30,000
   Accounts payable and other liabilities                           16,197,203                    16,826,104
   Customers' deposits                                                 300,561                       305,349
   Municipal and state taxes accrued                                13,886,634                    13,661,620
   Federal income taxes accrued (Note 3)                                                             150,735
   Interest accrued                                                  3,482,657                     3,268,134
   Preferred stock dividends accrued                                    59,000                        59,000
                                                                 -------------                 -------------
         Total current liabilities                                 102,956,055                    61,300,942
                                                                 -------------                 -------------

Deferred Credits:
   Customers' advances for construction                             43,636,080                    45,460,749
   Federal income taxes (Note 3)                                    75,942,114                    66,825,738
   State income taxes                                                  184,722                       173,365
   Unamortized investment tax credits                                8,244,937                     8,448,811
   Accumulated postretirement benefits (Note 12)                     3,651,002                     2,939,217
                                                                 -------------                 -------------
         Total deferred credits                                    131,658,855                   123,847,880
                                                                 -------------                 -------------

Contributions in Aid of Construction                                31,598,655                    27,253,185
                                                                 -------------                 -------------

Commitments and Contingent Liabilities (Note 11)
                                                                 -------------                 -------------
             Total                                               $ 655,207,347                 $ 595,156,115
                                                                 =============                 =============

See Notes to Consolidated Financial Statements.



E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CAPITALIZATION
                                                                                 December 31,
                                                                      1996                          1995

E'town Corporation:
 Common Shareholders' Equity (Notes 4 and 5):
  Common stock without par value, authorized, 15,000,000 shares,
   issued 1996, 7,807,751 shares; 1995, 7,549,078 shares         $ 145,660,545                 $ 138,667,930
   Paid-in capital                                                   1,315,025                     1,315,025
   Capital stock expense                                            (5,159,834)                   (5,159,834)
   Retained earnings                                                42,433,905                    42,994,743
   Less cost of treasury stock; 1996 and 1995, 25,876 shares          (737,284)                     (737,284)
                                                                 -------------                 -------------
       Total common shareholders' equity                           183,512,357                   177,080,580
                                                                 -------------                 -------------
 Elizabethtown Water Company:
  Cumulative Preferred Stock (Note 4):
     $100 par value, authorized, 200,000 shares; $5.90 series,
      issued and outstanding, 120,000 shares                        12,000,000                    12,000,000
                                                                 -------------                 -------------
  Cumulative Preferred Stock:
     $25 par value, authorized, 500,000 shares; none issued

 Long-Term Debt (Note 4):
    E'town Corporation:
       6 3/4% Convertible Subordinated Debentures, due 2012         11,548,000                    11,751,000

    Elizabethtown Water Company:
       7.20% Debentures, due 2019                                   10,000,000                    10,000,000
       7 1/2% Debentures, due 2020                                  15,000,000                    15,000,000
       6.60% Debentures, due 2021                                   10,500,000                    10,500,000
       6.70% Debentures, due 2021                                   15,000,000                    15,000,000
       8 3/4% Debentures, due 2021                                  27,500,000                    27,500,000
       8% Debentures, due 2022                                      15,000,000                    15,000,000
       5.60% Debentures, due 2025                                   40,000,000                    40,000,000
       7 1/4% Debentures, due 2028                                  50,000,000                    50,000,000

  The Mount Holly Water Company:
       Notes Payable (due serially through 2000)                        87,500                       117,500
                                                                 -------------                 -------------
           Total long-term debt                                    194,635,500                   194,868,500
       Unamortized discount-net                                     (1,154,075)                   (1,194,972)
                                                                 -------------                 -------------
           Total long-term debt-net                                193,481,425                   193,673,528
                                                                 -------------                 -------------
              Total Capitalization                               $ 388,993,782                 $ 382,754,108
                                                                 =============                 =============

See Notes to Consolidated Financial Statements.








E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                                                               Year Ended December 31,
                                                                      1996           1995           1994


Common Stock:
    Balance at Beginning of Year                                 $ 138,667,930  $ 114,136,195  $  87,842,657
    Public sale of common stock (1995, 660,000 shares;
     1994, 690,000 shares)                                                         17,737,500     19,147,500
    Common stock issued under Dividend Reinvestment and Stock
      Purchase Plan (1996, 258,673 shares; 1995, 248,846 shares;
      1994, 273,159 shares)                                          6,992,615      6,388,716      7,146,038
    Exercise of stock options (1995, 15,569 shares)                                   405,519
                                                                 -------------   ------------   ------------
    Balance at End of Year                                         145,660,545    138,667,930    114,136,195
                                                                 -------------   ------------   ------------
Paid-in Capital:                                                     1,315,025      1,315,025      1,315,025
                                                                 -------------   ------------   ------------
Capital Stock Expense:
    Balance at Beginning of Year                                    (5,159,834)    (4,286,194)    (3,357,165)
    Expenses incurred for the issuance and sale of common stock                      (873,640)      (929,029)
                                                                 -------------   ------------   ------------
    Balance at End of Year                                          (5,159,834)    (5,159,834)    (4,286,194)
                                                                 -------------   ------------   ------------
Retained Earnings:
    Balance at Beginning of Year                                    42,994,743     42,439,552     43,207,666
    Net Income                                                      15,073,268     15,295,533     12,087,743
    Dividends on common stock (1996, 1995 and 1994, $2.04)         (15,634,106)   (14,740,342)   (12,855,857)
                                                                 -------------   ------------   ------------
    Balance at End of Year                                          42,433,905     42,994,743     42,439,552
                                                                 -------------   ------------   ------------
Treasury Stock:
   Balance at Beginning of Year                                       (737,284)      (633,976)      (633,976)
   Cost of shares redeemed to exercise stock options
       (1995, 3,844 shares)                                                          (103,308)
                                                                 -------------   ------------   ------------
   Balance at End of Year                                             (737,284)      (737,284)      (633,976)
                                                                 -------------   ------------   ------------
       Total Common Shareholders' Equity                         $ 183,512,357  $ 177,080,580  $ 152,970,602
                                                                 =============  =============

See Notes to Consolidated Financial Statements.




E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
                                                                                        Year Ended December 31,
                                                                      1996           1995           1994
Cash Flows from Operating Activities:
Net Income                                                       $  15,073,268  $  15,295,533  $  12,087,743
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                     9,893,391      8,808,169      7,860,180
    Write-down of non-utility property and other investments                          350,319        481,754
    (Increase) decrease in deferred charges                           (637,690)       248,334       (159,348)
    Deferred income taxes and investment tax credits-net             4,916,577      4,430,998      3,865,417
    Capitalized interest and AFUDC                                  (7,248,958)    (5,722,418)    (2,425,799)
    Other operating activities-net                                     304,730         16,327         19,833
 Change in current assets and current liabilities excluding
   cash, short-term investments and current portion of debt:
     Customer and other accounts receivable                           (203,383)    (3,637,172)      (315,457)
     Unbilled revenues                                              (1,912,466)      (282,173)        86,839
     Accounts payable and other liabilities                           (633,689)    (1,397,022)     8,576,745
     Accrued/prepaid interest and taxes                             (1,754,558)     1,323,420     (1,082,193)
     Other                                                            (132,732)      (187,046)      (101,267)
                                                                 -------------   ------------   ------------
            Net cash provided by operating activities               17,664,490     19,247,269     28,894,447
                                                                 -------------   ------------   ------------
Cash Flows Provided by Financing Activities:
    Decrease in funds held by Trustee for
       construction expenditures                                                                     382,306
    Proceeds from issuance of common stock                           6,992,615     23,554,787     25,364,509
    Proceed from issuance of debentures                                            40,000,000
    Proceed from issuance of preferred stock                                                      12,000,000
    Redemption of preferred stock                                                                (12,000,000)
    Debt and preferred stock issuance/amortization costs               430,599       (447,922)      (842,178)
    Repayment of long-term debt                                       (233,000)      (452,800)      (374,000)
    Contributions and advances for construction-net                  2,520,801      3,440,942      3,453,604
    Net increase in notes payable - banks                           42,000,000      4,000,000     23,000,000
    Dividends paid on common stock                                 (15,634,106)   (14,740,342)   (12,855,857)
                                                                 -------------   ------------   ------------
          Net cash provided by financing activities                 36,076,909     55,354,665     38,128,384
                                                                 -------------   ------------   ------------
Cash Flows Used for Investing Activities:
    Utility plant expenditures (excluding allowance
    for funds used during construction)                            (55,125,190)   (73,789,288)   (69,980,619)
    Development costs of land (excluding capitalized interest)        (313,442)      (141,954)      (163,976)
                                                                 -------------   ------------   ------------
         Cash used for investing activities                        (55,438,632)   (73,931,242)   (70,144,595)
                                                                 -------------   ------------   ------------
Net (Decrease) Increase in Cash and Cash Equivalents                (1,697,233)       670,692     (3,121,764)
Cash and Cash Equivalents at Beginning of Year                       4,925,400      4,254,708      7,376,472
                                                                 -------------   ------------   ------------
Cash and Cash Equivalents at End of Year                         $   3,228,167  $   4,925,400  $   4,254,708
                                                                 =============  =============  =============
Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for:
    Interest (net of amount capitalized)                         $   8,965,514  $   8,350,882  $  10,416,716
    Income taxes                                                 $   5,723,350  $   4,746,176  $   6,771,254
    Preferred stock dividends                                    $     708,000  $     708,000  $     805,475

See Notes to Consolidated Financial Statements.



        NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. Organization

    E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), E'town Properties, Inc. (Properties) and owner of a 65% interest in Applied Watershed Management, LLC (AWM). The Mount Holly Water Company (Mount Holly) is a subsidiary of Elizabethtown.



2. Summary of Significant Accounting Policies

Basis of Presentation

    The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities and follow the Uniform System of Accounts, as adopted by the New Jersey Board of Public Utilities
(BPU).

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.



Utility Plant  and Depreciation

    Income is charged with the cost of labor, materials and other expenses incurred in making repairs and minor replacements and in maintaining the properties. Utility plant accounts are charged with the cost of improvements and major replacements of property. When depreciable property is retired or otherwise disposed of, the cost thereof, plus the cost of removal net of salvage, is charged to accumulated depreciation. Depreciation is generally computed on a straight-line basis at functional rates for various classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.73% for 1996, 1.83% for 1995 and 1.75 % for 1994.



Allowance for Funds Used During Construction

    Elizabethtown capitalizes, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC, a non-cash credit on the Statements of Consolidated Income, is added to the construction cost of the project and included in rate base and then recovered in rates during the project's useful life. AFUDC is comprised of a debt component (credited to Interest Charges), and an equity component (credited to Other Income) in the Statements of Consolidated Income. AFUDC totaled $6,933,870, $5,421,383 and $2,045,234 for 1996, 1995 and 1994, respectively (see Note 10).



Non-utility Property

    Properties capitalizes direct costs, real estate taxes and interest costs associated with real estate parcels that are being developed. These costs are expensed on parcels ready for their intended use. The amount of interest capitalized for 1996, 1995 and 1994 totaled $315,088, $301,035 and $380,566, respectively (see Note 7).



Revenues

    Revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.



Federal Income Taxes

    E'town files a consolidated federal tax return. Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for tax and financial statement purposes for E'towm and Properties. Deferred income taxes are also provided for each regulated water utility to the extent permitted by the BPU. The regulated water utilities account for prior years' investment tax credits by the deferral method, which amortizes the credits over the lives of the respective assets. The non-regulated companies utilize the flow-through method to account for investment tax credits. This method treats the credits as a reduction of federal income taxes in the year the credits arise.



Customer Advances for Construction and Contributions in Aid of
Construction

    Customer Advances for Construction (CAC) and Contributions in Aid of Construction (CIAC) represent capital provided by developers for main extensions to new real estate developments. Some portion of CAC is refunded based upon the revenues that the new developments generate. CIAC are customer advances for construction that, under the terms of individual main extension agreements, are no longer subject to refund. As of October 25, 1996, Elizabethtown is no longer recording depreciation on CAC and CIAC property, in accordance with a rate decision effective as of that date (See Note 10).



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



New Accounting Pronouncements

    The Corporation has adopted Statement of Financial Accounting Standards (SFAS) 123 "Accounting for Stock-Based Compensation", which was effective in 1996. SFAS 123 includes certain elective provisions as to the method of recording compensation for awards made under the E'town Corporation 1987 Stock Option Plan (Stock Option Plan). The Corporation has elected to continue to account for its Stock Option Plan using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide proforma disclosure of the effect of adopting SFAS 123. The effect on E'town of adopting SFAS 123 is immaterial.

    The Corporation has also adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which was effective in 1996. The statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The resultant impairment, if any, would be measured based on the fair value of the asset. The Corporation does not have any impaired assets.



Reclassification

  Certain prior year amounts have been reclassified to conform to the current year's presentation.



3. Federal Income Taxes

    The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35%) with the amount reported in the Statements of Consolidated Income follow:



                                    1996            1995            1994
                                        (Thousands of Dollars)

Tax expense at statutory rate     $ 8,486          $ 8,701         $ 6,947

Items for which deferred taxes
 are not provided:
  Difference between book and
   tax depreciation                   132              133              92
  Investment tax credits             (202)            (204)           (209)
  Other                               (55)             123              78
                                  -------          -------         -------
Provision for federal income taxes$ 8,361          $ 8,753         $ 6,908
                                  =======          =======         =======


The provision for federal income
 taxes is composed of
  the following:
Current                           $ 3,249          $ 6,068         $ 4,983
Tax on main extensions                207           (1,734)         (1,931)
Deferred:
 Tax depreciation                   3,333            3,447           3,324
 Capitalized interest               1,375              905             517
 Main cleaning and lining             587              405             396
 Other                               (186)            (136)           (179)
Investment tax credits  - net        (204)            (202)           (202)
                                  -------          -------         -------
Total provision                   $ 8,361          $ 8,753         $ 6,908
                                  =======          =======         =======




    In accordance with SFAS 109, deferred tax balances have been reflected at E'town's current consolidated federal income tax rate, which is 35%.

    The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1996 and 1995 is as follows:



                                      1996         1995
                                   (Thousands of Dollars)

Water utility plant - net            $(63,474)      $(56,956)
Non-utility property                       41            139
Other investments                        (878)        (1,022)
Taxes recoverable through
   future rates                        (9,871)        (9,250)
Investment tax credit                   2,627          2,957
Prepaid pension expense                    (5)          (166)
Capitalized interest                   (3,777)        (2,402)
Waste residuals                          (373)          (340)
Other assets                              304            654
Other liabilities                        (536)          (440)
                                     --------       --------
Net deferred income tax liabilities  $(75,942)      $(66,826)
                                     ========       ========




4. Capitalization

    In June 1995, E'town issued 660,000 shares of common stock for net proceeds of $16,863,860. The gross proceeds of $17,737,500 were used to fund equity contributions to Elizabethtown totaling $16,900,000. These equity contributions were used to repay short-term debt that had been issued under Elizabethtown's revolving credit agreement (see below) to partially fund the Company's capital program. The balance of the net proceeds was used to fund working capital requirements of the Corporation.

    E'town routinely makes equity contributions to Elizabethtown from the proceeds of common stock issued under E'town's Dividend Reinvestment and Stock Purchase Plan (DRP). E'town contributed $5,300,000 and $6,388,716 in 1996 and 1995, respectively, to
Elizabethtown from the proceeds of DRP issuances.

    The Corporation maintains a Shareholders' Rights Plan (Rights Plan). Generally, under the Rights Plan, if a person or group acquires 10% or more of the Corporation's common stock or announces a tender offer for the Corporation's common stock, non-acquiring shareholders may, under certain circumstances, exercise rights (Rights) to allow them to significantly increase their percentage of ownership of the Corporation's common stock. Such Rights may be redeemed by the Board of Directors.



Cumulative Preferred Stock

    Elizabethtown's $5.90 Cumulative Preferred Stock is not redeemable at the option of the Company. Elizabethtown is required to redeem the entire issue at $100 per share on March
1, 2004.



Long-term Debt

    Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1996, $7,689,840 of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $34,744,065 of E'town's consolidated retained earnings were unrestricted.

    In the second quarter of 1997, Elizabethtown expects to issue $50,000,000 of tax-exempt Variable Rate Demand Notes, through the New Jersey Economic Development Authority (NJEDA). The proceeds of the issue are expected tol be used to repay amounts outstanding under a revolving credit agreement (see Note
6).

    In December 1995, Elizabethtown issued $40,000,000 of 5.60% tax-exempt debentures through the NJEDA. The proceeds of the issue were used to repay amounts outstanding under the revolving credit agreement.

    E'town's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December
31, 1996, 288,700 shares of common stock were reserved for issuance upon exercise of the conversion rights.



5. Stock Option Plan

     E'town has a Stock Option Plan, a qualified incentive plan under which options to purchase shares of E'town's common stock have been granted to certain officers and other key employees at prices not less than the fair market value at the date of grant. The Stock Option Plan provides that any options granted may be exercised at any time up to an expiration date, not to exceed 10 years from the date of each grant.

   A summary of the details of stock option grants and outstanding balances is presented below:

Year      Options      Option       Options Outstanding
Granted    Granted      Price      12/31/96     12/31/95
-------   --------     ------      --------     --------
1989        7,500       $24.67      7,500          7,500
1990        7,500       $26.67      7,500          7,500
1995       77,000       $27.12     77,000         77,000
1996        4,000       $26.87      4,000
                                   ------         ------
Total                              96,000         92,000
                                   ======         ======




6. Lines of Credit

    Elizabethtown has a committed revolving credit agreement (Agreement) with an agent bank and five additional banks. The Agreement was executed in 1994 to provide up to $60,000,000 in revolving short-term financing to partially finance Elizabethtown's capital program, the predominant portion of which was the Canal Road Water Treatment Plant (Plant) (see Note
10). The Agreement expires in July 1997 at which time the Company may convert any outstanding balances to a five-year, fully amortizing term loan. After July 1997, the Company expects to meet its short-term financing needs with uncommitted lines of credit. These lines, together with internal funds and proceeds of future issuances of debt and preferred stock by Elizabethtown and capital contributions by E'town, are expected to be sufficient to finance Elizabethtown's and Mount Holly's capital needs, which are estimated to be $125,327,000 through 1999. At December 31, 1996, Elizabethtown had outstanding borrowings of $60,000,000 under the Agreement and $9,000,000 of borrowings under uncommitted lines of credit. The combined borrowings were at interest rates of 5.50% to 5.88%, at a weighted average rate of 5.72%. Of the $60,000,000 outstanding under the Agreement at December 31, 1996, $50,000,000 is expected to be repaid with the proceeds of the Variable Rate Demand Notes to be issued in the second quarter of 1997 as discussed in Note 4.

    The Agreement further provides that, among other covenants, Elizabethtown must maintain a percentage of common and preferred equity to total capitalization of not less than 35% and a pre-tax interest coverage ratio of at least 1.5 to 1. As of December 31, 1996, the percentage of Elizabethtown's common and preferred equity to total capitalization calculated in accordance with the Agreement, was 44%. For the 12 months ended December 31, 1996, Elizabethtown's pre-tax interest coverage ratio, calculated in accordance with the Agreement, was 2.72 to 1.

    E'town has $20,000,000 of uncommitted lines of credit with several banks in addition to the lines under the Agreement, of which $17,000,000 is available to Elizabethtown. Information relating to bank borrowings for 1996, 1995 and 1994 is as follows:

                                      1996            1995            1994
                                          (Thousands of Dollars)

Maximum amount outstanding         $  69,000       $  60,000       $  23,000
Average monthly amount outstanding $  45,240       $  39,636       $   2,958
Average interest rate at year end       5.7%            5.9%            6.1%
Compensating balances at year end  $       0       $       0        $      0
Weighted average interest rate
 based on average daily balances        5.8%            6.2%            5.7%





7. Non-Utility Property and Other Investments

    Included in Non-Utility Property and Other Investments at December 31, 1996 and 1995 is an investment of $1,249,174 and $1,358,016, respectively, ($186,223 and $259,991 net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California.

    Also included in Non-Utility Property and Other Investments at December 31, 1996 and 1995 is $12,769,953 and $12,141,419,
respectively, of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are, or were, being sought. Based upon independent appraisals received at various times prior to 1996, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1996.

    Properties continues to make incremental improvements to its Mansfield, New Jersey property and, accordingly, continues to capitalize various carrying charges. In prior years, the carrying value of the Mansfield property exceeded its estimated net realizable value. This was due to the fact that the Mansfield property was not yet ready for its intended use and various carrying charges were being capitalized while, based upon prior appraisals, the market value of the property had remained constant. Charges of $350,319 and $381,754 for the years ended December 31, 1995 and 1994, respectively, to adjust the carrying value of the Mansfield property, were reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. Properties expects to continue capitalizing carrying charges on the Mansfield property until it is ready for its intended use. In October 1995, Properties obtained more favorable zoning treatment for the Mansfield property. As a result of the rezoning, an appraisal in 1995 has revealed that the market value of the property has increased to the extent that, barring any significant changes in the circumstances surrounding this property, further adjustments to reduce the carrying value by the amount of the capitalized carrying charges are not presently expected.

    The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals, when appropriate, and its investment in SEGS based upon information provided by SEGS management and through cash flow analyses.

    In 1995, Properties entered into an agreement to sell a parcel of land to a developer. The agreement intended that the transaction would close prior to December 31, 1996. The developer has been unable to obtain approval from the municipality for an appropriate number of buildable units. It is uncertain as to whether or not a sale will be consummated.



8. Financial Instruments

    The carrying amounts and the estimated fair values, as of December 31, 1996 and 1995, of financial instruments issued or held by the Corporation are as follows:

                                         1996           1995
                                        (Thousands of Dollars)
Short-term investments:
  Carrying amount                   $       31       $      31
  Estimated fair value                      45              38
Cumulative preferred stock:
  Carrying amount                    $  12,000       $  12,000
  Estimated fair value                  12,000          11,940
Long-term debt:
  Carrying amount                     $193,481        $193,674
  Estimated fair value                 196,288         200,710


     Estimated fair values are based upon quoted market prices for these or similar securities.



9. Regulatory Assets and Liabilities

    Certain costs incurred by Elizabethtown and Mount Holly, which have been deferred, have been recognized as regulatory assets and are being amortized over various periods as set forth below:

                                                1996        1995
                                              (Thousands of Dollars)

Waste residual management                      $ 1,064     $   970
Unamortzed debt and preferred stock expense      8,988       9,385
Taxes recoverable through future rates (Note3)  30,435      26,428
Postretirement benefit expense (Note 12)         3,465       2,901
Safety management expense                          418         302
Business process redesign                          362         235
Rate case expenses                                 201         110
                                               -------     -------
Total                                          $44,933     $40,331
                                               =======     =======




 Waste Residual Management

The costs of disposing of the waste generated by Elizabethtown's and Mount Holly's water treatment plants are being amortized and recovered in rates over three and five-year periods, respectively, for ratemaking and financial statement purposes. No return is being earned on the deferred balances related to these programs.



Unamortized Debt and Preferred Stock Expenses

    Costs incurred in connection with the issuance or redemption of long-term debt have been deferred and are being amortized and recovered in rates over the lives of the respective issues for ratemaking and financial statement purposes. Costs incurred in connection with the issuance and redemption of preferred stock have been deferred and are being amortized and recovered in rates over a 10-year period for ratemaking and financial statement purposes.



Other

     Safety management expenses and business process redesign expenses were studies undertaken by the Company and are being amortized and recovered in rates over five years.

     Rate case expenses are being substantially recovered in rates over two-year periods.

    There were no regulatory liabilities at December 31, 1996 or 1995.



10. Regulatory Matters

Rates

Elizabethtown

    On October 25, 1996, Elizabethtown received a rate increase under a stipulation (1996 Stipulation) resulting in an increase in annual revenues of $21,800,000. The rate increase reflects a full allowance for the estimated capital cost of the Plant of $100,000,000 in addition to estimated AFUDC of $12,598,151. The increase also reflects a full allowance for the estimated operating costs of the Plant. The Plant went into service on October 24, 1996. The total cost of the Plant is estimated to be $101,554,469 in addition to AFUDC of $13,499,744. The 1996
Stipulation provides that actual costs in excess of the original estimated cost of $100,000,000 will be considered in future rate cases. The rate increase also reflects an authorized rate of return on common equity of 11.25%. Recovery of depreciation expense on CIAC and CAC is not reflected in the rate increase and the Company is no longer required to record, for financial statement purposes, such depreciation expense of approximately $700,000 annually, for the period that this rate increase is in effect. The 1996 Stipulation also allows the Company to continue to defer the transition obligation and interest associated with postretirement benefits as well as to continue to recover in rates the current service cost portion of the obligation for postretirement benefits. In addition, the 1996 Stipulation reflects $246,292 for the effect of the Purchased Water Adjustment Clause, for which a separate petition was filed in February 1996 and subsequently withdrawn due to the inclusion of this item in the 1996 Stipulation.

    In February 1995, Elizabethtown received a rate increase that yielded $5,300,000 in annual revenues as a result of a stipulation (1995 Stipulation). This Stipulation provided for an authorized rate of return on common equity of 11.5%. The increase also provided for recovery of the cost to finance $62,000,000 of construction projects since rates had last been established in March 1993 as well as increased costs for power, labor and benefits, primarily medical.



Mount Holly

    In June 1995, Mount Holly petitioned the BPU for an increase in rates, to take place in two phases. The first phase was necessary to recover costs that were not reflected in rates last increased in 1986. The second phase would recover the cost of a new water supply, treatment and transmission system necessary to obtain water outside a designated portion of an aquifer currently used by Mount Holly, and to treat and pump the water into the Mount Holly distribution system. Management believes this project is the most cost-effective alternative available to Mount Holly to comply with recent state legislation that restricts the amount of water that can be withdrawn from an aquifer in certain areas of southern New Jersey. The project, referred to as the Mansfield project, is currently estimated to cost $16,500,000, excluding AFUDC. Mount Holly has expended $2,855,587 on the Mansfield Project as of December 31, 1996, excluding AFUDC. The land for the supply and treatment facilities has been purchased and test wells have been drilled and can produce the required supply. On October 5, 1995, the New Jersey Department of Environmental Protection (NJDEP) granted Mount Holly a water allocation diversion permit for four wells that are to be the water supply for this project. On October 20, 1995, another water purveyor requested of the NJDEP, and was subsequently granted, an adjudicatory hearing in opposition to the permit. Hearings on the matter before an administrative law judge are pending. A decision is expected later in 1997. The Company and Mount Holly believe that the permit in question will be upheld, but cannot predict with certainty the outcome of the matter. In the event that the objector is successful and the permit is rescinded, Mount Holly would meet its regulatory obligation to provide an alternate source of water by purchasing water from that purveyor.

    On January 24, 1996, the BPU approved a stipulation (Mount Holly Stipulation) for an increase in rates of $550,000, effective as of that date. The Mount Holly Stipulation has, effectively, concluded the first phase of the rate proceeding.



11. Commitments

    Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the New Jersey Water Supply Authority (NJWSA) a minimum of 37 billion gallons of water annually. Effective July 1, 1997, the annual cost of water under contract will be $7,861,486. The Company purchases additional water from the NJWSA on an as-needed basis. The total cost of water purchased from the NJWSA was $8,695,370, $9,344,792 and $8,987,472 for 1996, 1995 and 1994, respectively.

     The Corporation has committments under long-term leases of $817,264 for 1997 and $12,330 for 1998. Substantially all of these committments expire in November 1997. Rent expense totaled
$836,400, $820,481 and $829,562 for 1996, 1995 and 1994,
respectively.

    Capital expenditures through 1999 are estimated to be $126,149,000, of which $125,327,000 is for Elizabethtown's and Mount Holly's utility plant and $822,000 is for non-utility expenditures.



Joint Venture

    In 1995, the Corporation entered into a three-year joint venture agreement with Applied Wastewater General Partnership
(AWG) to form a New Jersey limited liability company, Applied Watershed Management, L.L.C. (AWM). AWG is a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities. AWM intends to design, finance, engineer, construct, own, operate and/or sell water and wastewater facilities for municipal and corporate clients, primarily in New Jersey. E'town has agreed to provide capital contributions to AWM of up to $500,000 to finance AWM's working capital needs. AWG shall provide the substantial portion of the operations-related services required to be performed by AWM. Either party may terminate the agreement at any time.



12. Pension Plan and Other Postretirement Benefits

Pension Plan

    Elizabethtown has a trusteed, noncontributory Retirement Plan (Plan), which covers most employees. Under the Company's funding policy, the Corporation makes contributions that meet the minimum funding requirements of the Employee Retirement
Income Security Act of 1974.   The components of the net pension
costs  for the Retirement Plan are as follows:

                                             1996        1995       1994
                                                (Thousands of Dollars)

Service cost - benefits earned
  during the year                        $   1,341     $   929    $  1,068
Interest cost on projected
  benefit obligation                         2,498       2,170       1,960
Return on Plan assets                       (4,569)     (7,630)        944
Net amortization and deferral                1,229       4,890      (3,881)
                                         ---------     -------    --------
Net pension costs                        $     499     $   359    $     91
                                         =========     =======    ========

    Plan assets are invested in publicly traded debt and equity securities. The reconciliations of the funded status of the Plan to the amounts recognized in the Consolidated Balance Sheets are presented below:


                                             1996          1995
                                         (Thousands of Dollars)

Market value of Plan assets                $40,257       $ 37,171
                                           -------       --------
Actuarial present value of Plan benefits:
Vested benefits                             28,645         26,115
Non-vested benefits                             96            101
                                           -------       --------
Accumulated benefit obligation              28,741         26,216
Projected increases in compensation levels   7,297          8,005
                                           -------       --------
Projected benefit obligation                36,038         34,221
                                           -------       --------
Excess of Plan assets over projected
  benefit obligation                         4,219          2,950
Unrecognized net gain                       (4,049)          (636)
Unrecognized prior service cost              1,741            365
Unrecognized transition asset               (1,898)        (2,166)
                                           -------       --------
Prepaid pension expense                    $    13       $    513
                                           =======       ========




    The Corporation also has a supplemental retirement plan for certain management employees that is not funded. Benefit payments under this plan are made directly by the Corporation. At December 31, 1996, the projected benefit obligation of this supplemental plan was $1,416,802 and the net periodic benefit cost for 1996 was $254,232.

     The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:

                                    1996            1995            1994

Discount rate                       7.50%           7.00%           8.00%
Compensation increase               5.50%           5.50%           5.50%
Rate of return on Plan assets       9.00%           9.00%           8.50%



Other Postretirement Benefits

   The Corporation provides certain health care and life insurance benefits for substantially all of its retired employees. As a result of a contract negotiated in February 1996 with the Company's bargaining unit, all union and non-union employees retiring after January 1, 1997 will pay 25% of future increases in the premiums the Company pays for postretirement medical benefits.

    Under SFAS 106, the costs of postretirement benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's beneficiaries and covered dependents, rather than expensing these benefits on a pay-as-you-go basis.

    Based upon an independent actuarial study, the transition obligation, calculated under SFAS 106, was $7,255,745 as of January 1, 1993, the date of adoption of SFAS 106. The transition obligation is being amortized over 20 years.

     The following table details the postretirement benefit obligation at December 31:

                                                 1996           1995
                                                 (Thousands of Dollars)

Retirees                                      $  2,015        $  2,404
Fully eligible plan participants                 4,107           6,366
                                              --------        --------
Accumulated postretirement benefit obligation    6,122           8,770
Plan assets at fair value                         (764)           (320)
Unrecognized net gain                            3,964             656
Unrecognized transition obligation              (5,804)         (6,167)
                                               -------        --------
Accrued postretirement benefit obligation      $ 3,518        $  2,939
                                               =======        ========




    The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1996 and for 1996 was 9%. This rate decreases linearly each successive year until it reaches 3.8% in 2006, after which the rate remains constant. The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:


                                      1996        1995        1994
Discount rate                         7.50%       7.00%       8.00%





    A single percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1996, and the net postretirement service and interest cost by approximately $1,222,000 and $188,000, respectively.

    Based upon the independent actuarial study referred to above, the annual postretirement cost calculated under SFAS 106 is as follows:


                                        1996         1995        1994
                                            (Thousands of Dollars)

Service cost - benefits earned
  during the year                   $    423     $    480      $   376
Interest cost on accumulated
 postretirement benefit obligation       430          585          596
Return on Plan assets                    (72)
Amortization of transition obligation    419          363          363
                                    --------     --------      -------
Total                                  1,200        1,428        1,335
Deferred amount for regulated
 companies pending recovery             (564)        (824)      (1,072)
                                    --------     --------      -------
Net postretirement benefit expense  $    636     $    604      $   263
                                    ========     ========      =======




    The rate increases allowed by the 1996 Stipulation and the Mount Holly Stipulation include as a recoverable expense the pay-as-you-go portion of postretirement benefits as well as the current service cost to the extent such current service cost is funded. Elizabethtown funded $347,151 in 1996 and $318,222 in 1995. Mount Holly funded $25,045 for 1996. These Stipulations allow Elizabethtown and Mount Holly to defer the amount accrued in excess of the portions being recovered in rates for consideration in future rate filings. As of December 31, 1996, the amount that has been deferred is $3,465,272. On January 8, 1997, the BPU issued a generic Order for regulated New Jersey utilities approving a stipulation related to the implementation of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The stipulation developed general guidelines for mechanisms which would be available for recovery of costs consistent with SFAS 106. Elizabethtown and Mount Holly will file for a rate increase in 1997, solely related to the recovery of SFAS 106 costs, to be effective by January 1, 1998.







13. Quarterly Financial Data (Unaudited)

    A summary of financial data for each quarter of 1996 and 1995 follows:

                                                     Primary      Fully Diluted
              Operating     Operating     Net        Earnings        Earnings
Quarter       Revenues      Income        Income     Per Share      Per Share
-------       ---------     ---------     ------     ---------     ------------
                (Thousands of Dollars Except Per Share Amounts)

1996
1st           $ 25,761     $   5,568    $   3,176     $   .42        $    .42
2nd             27,265         6,355        3,918         .51             .51
3rd             28,173         6,977        4,454         .58             .57
4th             29,210         7,387        3,525         .45             .46
              --------     ---------    ---------      ------         -------
Total         $110,409      $ 26,287    $  15,073      $ 1.96         $  1.96
              ========     =========    =========      ======         =======
1995
1st          $  25,174      $  5,845    $   3,015      $  .45          $  .45
2nd             27,101         6,458        4,175         .61             .61
3rd             30,451         7,873        5,151         .69             .68
4th             25,672         5,405        2,955         .41             .40
             ---------      --------    ---------      ------          ------
Total        $ 108,398      $ 25,581    $  15,296      $ 2.16          $ 2.14
             =========      ========    =========      ======          ======


    Water utility revenues are subject to seasonal fluctuation due to normal increased water consumption during the third quarter of each year.


INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of E'town Corporation:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1996 and 1995, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


/s/  Deloitte & Touche LLP

Parsippany, New Jersey
February 19, 1997



E'TOWN CORPORATION AND SUBSIDIARIES
OTHER FINANCIAL AND STATISTICAL DATA
                                                    1996        1995        1994        1993        1992
Utility Plant (Thousands)
   Utility Plant - net                          $  560,024  $  507,858  $  437,456  $  373,293  $  347,253
   Construction Expenditures (excluding AFUDC)      55,125      73,789      69,981      32,517      33,293
Capitalization (Thousands)
   Shareholders' Equity                            183,512     177,081     152,971     128,374     102,750
   Preferred Stock                                  12,000      12,000      12,000      12,000      12,000
   Debt (1)                                        262,511     220,703     177,115     154,448     161,541
   Total Capitalization                         $  458,023  $  409,784  $  342,086  $  294,822  $  276,291
Capitalization Ratios
   Common Stock                                         40%         43%         44%         44%         37%
   Preferred Stock                                       3%          3%          4%          4%          4%
   Debt (1)                                             57%         54%         52%         52%          9%
Common Stock Data
   Earnings Per Share:
        Primary                                 $     1.96  $     2.16  $     1.95  $     2.59  $     2.21
        Fully Diluted                                 1.96        2.14        1.94        2.54        2.18
   Dividends Per Share                                2.04        2.04        2.04        2.01        2.00
   Book Value Per Share                         $    23.58  $    23.54  $    23.17  $    22.76  $    21.14
   Average Shares Outstanding:
        Primary                                  7,674,400   7,095,183   6,210,409   5,337,939   4,627,814
        Fully Diluted                            7,966,107   7,393,796   6,519,352   5,651,808   4,950,768
Operating Statistics
   Revenues (Thousands)
        General Customers                       $   68,797  $   67,455  $   62,923  $   63,100  $   55,570
        Other Water Systems                         18,929      18,720      18,082      17,187      15,080
        Industrial Wholesale                         7,869       7,947       7,458       6,652       6,044
        Fire Service/Miscellaneous                  14,814      14,276      13,570      13,057      12,473
          Total Revenues                        $  110,409  $  108,398  $  102,033  $   99,996  $   89,167
     Net Income                                 $   15,073  $   15,296  $   12,088  $   13,830  $   10,231
Water Sales - Millions of Gallons (mg)
     General Customers                              22,890      23,999      23,551      23,883      22,062
     Other Water Systems                            15,049      15,569      15,691      15,109      14,118
     Industrial Wholesale                            3,567       3,673       3,568       3,213       3,145
     System Use and Unaccounted For                  6,444       6,402       6,570       5,453       5,843
     Total Water Sales                              47,950      49,643      49,380      47,658      45,168
System Delivery by Source - mg
     Surface                                        41,485      42,646      42,534      40,742      38,558
     Wells                                           6,328       6,764       6,690       6,776       6,480
     Purchased                                         137         233         156         140         130
     Total System Delivery                          47,950      49,643      49,380      47,658      45,168
Millions of Gallons Pumped:
     Average Day                                       131         136         135         131         123
     Maximum Day                                       170         183         182         191         159
General Information
     Meters in Service                             197,791     195,375     191,622     188,677     185,028
     Miles of Main                                   2,899       2,869       2,828       2,800       2,738
     Fire Hydrants Served                           16,012      15,650      15,291      14,909      14,400
     Total Employees                                   400         398         386         384         379

(1) Includes long-term debt, notes payable and long-term debt-current portion.


Stock Price And Dividend Data - E'town's Common Stock is traded on the
New York Stock Exchange under the symbol ETW.

Quarter-1996     1st       2nd       3rd       4th
Closing Price
   Low:        $ 27.25   $ 26.50   $ 25.62   $ 28.50
   High:       $ 30.12   $ 29.37   $ 27.00   $ 31.62
Dividend Paid  $  0.51   $  0.51   $  0.51   $  0.51


Quarter-1995
Closing Price
   Low:        $ 24.87   $ 25.37   $ 25.62   $ 27.00
   High:       $ 26.37   $ 27.25   $ 27.00   $ 30.12
Dividend Paid  $  0.51   $  0.51   $  0.51   $  0.51