Form 10-K, Exhibit 13
period 1997-12-31
ETOWN CORP; ELIZABETHTOWN WATER CO /NJ/
filed 1998-03-27
CIK 764403, 32379

Portion of the 1997 Annual Report to Shareholders for the year ended December 31, 1997 which is incorporated by reference in this filing on Form 10-K.



               MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), Edison Water Company (Edison) and E'town Properties, Inc. (Properties) and owner of a 65% interest in Applied Watershed Management, LLC (AWM). The Mount Holly Water Company (Mount Holly) is a wholly-owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. Mount Holly and Edison each contributed about 3% of the Company's consolidated operating revenues for 1997. The following analysis sets forth significant events affecting the financial condition of E'town and Elizabethtown at December 31, 1997, and the results of operations for the years ended December 31, 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES
Capital Expenditures Program

    In 1997, capital expenditures were $30.9 million, primarily for water utility plant. For the three years ending December 31, 2000, capital and investment requirements for E'town are estimated to be $142.0 million, consisting of (i) expenditures for water utility plant ($112.7 million for Elizabethtown and $21.9 million for Mount Holly) and, (ii) investments in non-regulated water and wastewater operations including systems operated by E'town or its subsidiaries under privatization contracts ($7.4 million). See "Economic Outlook" for a discussion of privatization activities and the Applied wastewater Group (AWG) acquisition. These estimates do not include any amounts for the proposed Elizabeth contract or possible additional acquisition activities in the three-year period.

Elizabethtown

While Elizabethtow's projected capital outlays have dropped from recent years now that the Canal Road Water Treatment Plant (Plant) is completed, Elizabethtown's facilities will continue to be upgraded and expanded to handle customer growth. Elizabethtown's three-year capital program includes $62.0 million for routine projects (services, hydrants and main extensions not funded by developers) and $50.7 million for transmission system upgrades, a new operations center and other projects. Elizabethtown expects to file for rate relief periodically to ensure that such costs are adequately reflected in rates. (See Economic Outlook.)

Mount Holly

During the next three years, Mount Holly expects to spend $21.9 million, primarily for an additional supply source to comply with state regulations designed to prevent further depletion of a local aquifer. Mount Holly plans to file for rate relief to recover these costs, as well as to increase the rates of return realized by Mount Holly and, therefore, Mount Holly's contribution to E'town's earnings per share.

Mount Holly obtains all of its water from wells drilled into an aquifer, which has been subject to over-pumping. The State adopted legislation requiring all local purveyors, including Mount Holly, to obtain alternate supplies and reduce their withdrawals from the affected parts of the aquifer. Mount Holly designed a project to obtain water from outside the affected part of the aquifer for delivery into the Mount Holly system. Management believes that this project (the "Mansfield Project") is the most cost effective method for Mount Holly to comply with the state regulations.

By September 1995, Mount Holly had obtained all New Jersey Department of Environmental Protection (DEP) approvals for the Mansfield Project and was ready to start construction when a regional purveyor appealed the granting of Mount Holly's permits. Under an August 1997 settlement among Mount Holly, the DEP and the regional purveyor, Mount Holly will purchase 1 million gallons per day from the regional purveyor for two years while the Mansfield Project is being constructed. Purchases began during March of 1998, after completion of an interconnection.

Mount Holly is taking the steps necessary to recover in rates both the costs of purchased water and the Mansfield Project. First, Mount Holly filed a petition with the Board of Public Utilities (BPU) for a Purchased Water Adjustment Clause (PWAC) to recover the costs of purchased water through rates. The PWAC filing requests a 40.3% rate increase. Second, Mount Holly and the parties to Mount Holly's 1995 base rate case are participating before the BPU in a proceeding to reaffirm that the Mansfield Project is needed and is the most cost effective method for Mount Holly to comply with the state restrictions on diversions from the aquifer. In addition, Mount Holly will file a base rate case during the second quarter of 1998 to recover a portion of the costs of the Mansfield Project, estimated at $7.2 million, as well as $6.0 million in additions to utility plant since Mount Holly's base rates were last adjusted in January 1996. Finally, Mount Holly intends to file a base rate case in 1999 for the remaining costs of the Mansfield Project, estimated to amount to $11.3 million, to coincide with the completion of the project and the expiration of the agreement to purchase water from the other purveyor.

Capital Resources

During 1997, 'town financed 71.7% of its capital expenditures for Elizabethtown (including Mount Holly) and investments in the non-regulated operations (Edison and AWM) from internally generated funds (after payment of common stock dividends). The balance was financed with a combination of long-term debt, short-term borrowings under a revolving credit agreement, short-term borrowings under lines of credit, proceeds from capital contributions from 'town (funded by issuances of Common Stock under the Corporation's Dividend Reinvestment and Stock Purchase Plan) and long-term New Jersey Economic Development Authority (NJEDA) Bonds.

For the three-year period ending December 31, 2000, E'town estimates that 50.2% of its currently projected capital expenditures and investments are expected to be financed with internally generated funds (after payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock, long-term debt, proceeds of tax-exempt NJEDA bonds, long-term notes and short-term borrowings. Additional external financing may be required to finance the proposed Elizabeth contract, future acquisitions or investments in the three-year period. The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects during the next three years and the Mansfield Project. Elizabethtown expects to pursue tax-exempt financing to the extent that final allocations are granted by the NJEDA. Mount Holly has applied to the DEP State Revolving Fund Program for low interest funding (approximately 3% to 3.5%) for the Mansfield Project.

Elizabethtown's senior debt is currently rated A3 and A by Moody's Investors Service and Standard & Poor's Ratings Group, respectively.

In June 1997, Elizabethtown issued $50.0 million of tax-exempt Variable Rate Demand Notes through the NJEDA. The proceeds of the issue were used to repay amounts outstanding under the Company's revolving credit agreement, which expired in July 1997.


RESULTS OF OPERATIONS
Net Income for 1997 was $19.3 million or $2.44 per share on a basic basis as compared to $15.1 million or $1.96 per share for 1996. The increase in net income and earnings per share is attributable to the $21.8 million rate increase for the new Plant in October 1996, which was offset by the operating and financing costs of the Plant. Net income also increased $1.4 million, or $.17 per share, primarily due to variations in the weather, specifically the dry summer of 1997, as compared to the wet summer of 1996.

Net Income for 1996 was $15.1 million or $1.96 per share on a basic basis as compared to $15.3 million or $2.16 per share for 1995. The most significant factor contributing to the decrease in net income was a reduction in revenues due to reduced outdoor water consumption in 1996, compared to 1995. In addition, an increase in the average number of shares outstanding contributed to the decrease in earnings per share of common stock.

Operating Revenues increased $23.4 million or 21.2% in 1997 over the comparable 1996 amount. The increase is primarily comprised of $17.7 million from a rate increase for Elizabethtown, effective October 1996, $1.5 million from the operation of Edison Water Company (net of water purchased from Elizabethtown) and $3.1 million from increased water consumption. The increase in water consumption is primarily due to the dry summer of 1997.

Operating Revenues increased $2.0 million or 1.9% in 1996 over the comparable 1995 amount. The increase in total revenues was comprised of rate increases for Elizabethtown and Mount Holly of $3.9 million and $.5 million, respectively, which were offset by a decrease in water consumption due to unusually cool, wet summer weather in 1996. The reduction in water consumption accounted for a decrease in revenues of $2.4 million.

Operation Expenses increased $3.2 million or 7.1% in 1997 over the comparable 1996 amount. An increase of $.9 million resulted from the operations of Edison Water Company, which was formed in July 1997. Increases resulting from variable costs associated with the increase in water consumption totaled $.3 million. Other increases included costs associated with Applied Watershed Management of $.5 million and labor costs of $.6 million. The remainder of the increase is attributable to various items, including operating costs for the Plant, information technology and other administrative costs.

Operation Expenses increased $.7 million or 1.5% in 1996 over the comparable 1995 amount. Operation expenses decreased $.4 million for certain variable expenses associated with lower water consumption. The successful implementation of an energy conservation program in the second quarter of 1996 at the Raritan-Millstone Plant reduced energy costs by $.8 million. The success of various safety programs resulted in a decrease in workers' compensation premiums of $.3 million. These decreases were offset by increased labor costs of $1.6 million.

Maintenance Expenses increased $.7 million or 12.7% in 1997 over the comparable 1996 amount. This increase is primarily attributable to costs associated with the maintenance of the Plant. The increase also includes $.4 million related to the costs of determining the most cost-effective method for disposing of byproducts (waste residuals) generated from the water treatment process at the Raritan-Millstone Plant.

Maintenance Expenses increased $.1 million or .9% in 1996 over the comparable 1995 amount. The Company had begun to substantially realize the benefits of various preventive maintenance programs and operating efficiencies instituted in 1996 and prior years.

Depreciation Expense increased $2.5 million or 25.3% in 1997 compared to 1996. The increase includes $2.1 million for the Plant and $.8 million for other utility plant additions. A decrease of $.6 million resulted from Elizabethtown no longer being required by the BPU to depreciate utility plant acquired through Contributions In Aid of Construction and Customers' Advances for Construction. This change was agreed to by the parties to Elizabethtown's last rate case for which an increase was effective in October 1996.

Depreciation Expense increased $1.1 million or 12.3% in 1996, as compared to 1995. The increase is due primarily to a higher level of depreciable plant in service and includes $.5 million of depreciation expense for the Plant for a portion of the year.

Revenue Taxes increased $2.7 million or 19.8% in 1997 and $.2 million or 1.7% in 1996 due to the taxes on increases in operating revenues discussed above.


Real Estate, Payroll and Other Taxes increased $.2 million or 6.8% in 1997 due to additional labor costs, as well as additional property taxes. These taxes increased $.1 million or 3.5% in 1996 due primarily to increased labor costs.

Federal Income Taxes as a component of operating expenses increased $3.7 million or 54.4% over the comparable 1996 amount due to the changes in the components of taxable income discussed herein.

Federal Income Taxes as a component of operating expenses decreased $.8 million or 10.8% in 1996 from the comparable 1995 amount due to the changes in the components of taxable income discussed herein.

Other Income (Expense) decreased $2.2 million or 73.9% compared to the 1996 amount. A decrease in the equity component of Allowance for Funds Used During Construction (AFUDC) of $3.5 million resulted from no longer capitalizing the financing costs associated with the Plant as the facility was placed in service in October 1996. An increase of $.2 million for other miscellaneous items, as well as the offsetting federal income taxes associated with the Other Income (Expense), account for the remainder of the decrease.

Other Income (Expense) increased $.7 million or 31.0% in 1996 compared to the 1995 amount. An increase in the equity component of AFUDC of $.7 million, primarily from the construction of the Plant, as well as a decrease from write-downs in 1995 of the carrying value of certain non-utility property, accounted for the overall increase.

Total Interest Charges increased $4.0 million or 30.2% in 1997 over the comparable 1996 amount. The increase includes $3.1 million due to a reduction in capitalized interest as a result of the Plant being placed in service in October 1996. Interest expense also increased due to increased borrowings incurred to finance capital expenditures, the Edison contract and working capital needs.

Total Interest Charges increased $1.6 million or 13.8% in 1996 over the comparable 1995 amount. The increase is due primarily to increased interest on long-term debt, due to the issuance of $40.0 million of NJEDA tax-exempt debentures in December 1995 to refinance balances previously incurred under the revolving credit agreement. A higher level of short-term borrowings under a revolving credit agreement incurred to finance Elizabethtown's capital program on an interim basis also contributed to the overall increase. This increase was offset by an increase in the debt component of AFUDC resulting from Elizabethtown's higher construction work in progress balances in 1996, primarily due to the Plant.

ECONOMIC OUTLOOK
Forward Looking Information

    Information in this report includes certain forward looking statements within the meaning of the federal securities laws. Any forward looking statements are based upon information currently available and are subject to future events, risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. Such events, risks and uncertainties include, without limitation, actions of regulators, the effects of weather on water consumption, changes in historical patterns of water consumption and demand, including changes through increased use of water-conserving devices, conditions in capital and real estate markets, future acquisitions and privatization activities, increases in operating expenses due to factors beyond the Corporation's control, changes in environmental regulation and associated costs of compliance and other claims or assessments made upon the Corporation.

E'town Corporation and Subsidiaries

Consolidated earnings for E'town for the next several years will be determined by related but different strategies for the regulated and non-regulated businesses. For Elizabethtown and Mount Holly, management will continue to focus on expansion efforts to increase sales, as well as control costs through productivity improvements so that realized returns remain comparable to authorized levels. For the non-regulated businesses, management seeks to invest in water and wastewater assets (including municipal privatization contracts, as well as designing, constructing, operating and purchasing wastewater assets through the proposed AWG acquisition, discussed below) which produce a current return. Capital to finance investments in both the regulated and non-regulated businesses will be raised from external sources and from the sale of real estate parcels owned by E'town and Properties.

E'town expects earnings from the regulated operations to be somewhat lower in 1998, based on an assumed return to normal weather patterns after the unusually dry summer in 1997and because Elizabethtown will be completing its second year since its last rate adjustment. However, consistent with E'town's strategy to sell its real estate properties (discussed below) management expects to realize gains from property sales in 1998. Based upon these factors, management expects earnings per share to be similar to those reported for 1997.

Elizabethtown and Subsidiary - Regulated Utilities
Elizabethtown expects to petition the BPU for an increase in rates in the later part of 1998 to reflect the increases in construction, financing and operating costs since base rates were last established in October 1996.

On October 25, 1996, a rate increase under a stipulation (1996 Stipulation) went into effect for Elizabethtown. This resulted in an increase in annual operating revenues of approximately $21.8 million. The rate increase reflected a full allowance for the estimated capital and operating costs for the Plant and an authorized rate of return on common equity of 11.25%. Elizabethtown, excluding Mount Holly, earned a rate of return on common equity of 11.0% in 1997. Elizabethtown's authorized rate of return on common equity is currently 11.25%.

Mount Holly earned a rate of return on common equity of 2.8% in 1997, compared to an authorized rate of return of 11.25%, established in its most recent rate proceeding. Mount Holly contributed $.02 to E'town's consolidated earnings per share in 1997. Management expects Mount Holly to increase its contribution to E'town's earnings per share later in 1998 and into 1999 upon receipt of additional rate relief so that Mount Holly can realize rates of return comparable to authorized levels.

E'town
Non-regulated Operations
Edison Water Company
Effective July 1, 1997, E'town, through its Edison Water Company subsidiary, commenced operation of Edison Township's 11,200- customer water system under a 20-year contract. E'town paid the township $5.7 million at closing and expects to spend $5.4 million over the next three years to upgrade the system, primarily for new meters and main cleaning and lining. Edison Water Company receives all revenues from the townshi's system (pursuant to a rate schedule set forth in the contract), pays all operating expenses, and retains the balance to amortize its investment and earn a return on its capital. Edison Water Company expects to realize a return on its capital in an amount similar to that currently earned by E'town's regulated operations. Contributions to earnings will be small for the first five years and then will increase as rate increases specified in the contract take effect.

Other Privatization Opportunities
E'town continues to pursue opportunities to operate municipal water and wastewater systems under long-term contract, primarily in New Jersey. E'town has recently commenced negotiations with the city of Elizabeth, New Jersey to operate its water and wastewater systems under 40- and 20-year contracts, respectively. These contracts, if successfully negotiated, would require a $20.0 million payment at closing and expenditures of $26.2 million during the first three years. E'town would contract with a firm experienced in managing large wastewater facilities for the wastewater portion of the services to be provided. While each opportunity is unique, such endeavors generally require E'town to make payments to the municipality and to invest capital to upgrade the utility systems within the first several years of the contract. Like Edison, E'town seeks to realize rates of return in these contracts comparable to levels earned by E'town's regulated utility businesses.

AWG Acquisition
On March 6, 1998, E'town exercised an option to acquire Applied Wastewater Group (AWG), its joint venture partner for the past three years, in a $7.0 million stock-for-stock transaction, and is expected to close the transaction in the second quarter of 1998. AWG designs, builds and operates wastewater treatment plants. E'town intends to offer"one-stop shopping" for water and wastewater services to residential and commercial developers. These services include the design, financing, construction and operation of water and wastewater facilities and, in some instances, purchase of such utilities at project build-out, thereby adding to E'town's regulated utility customer base. Based on AWG's results in 1997, E'town expects the acquisition to add modestly to E'town's earnings per share in 1998.

Real Estate and Other Investments
E'town Properties and E'town Corporation own various parcels of undeveloped land in New Jersey carried as investments of $12.8 million in Non-Utility Property and Other Investments -- Net, in the Consolidated Balance Sheets of E'town at December 31, 1997. E'town and Properties are proceeding with plans to sell such properties and expect to invest the sale proceeds into water and wastewater utility investments that produce a current return.

Properties sold one parcel in 1997 for a price of $.4 million. The sale produced a nominal gain. Properties had previously entered into a contract to sell another parcel to a developer. The parties expected that the contract would close prior to December 31, 1996, but the developer was unable to obtain the required municipal approvals. The contract had been extended and all the material issues appear to have been resolved. Properties expects several closings during 1998, including the parcel described above which, if consummated, would result in gains.

The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals are or were being sought. Such costs are capitalized until the property is offered for sale, after which time such costs are expensed. Based on independent appraisals received at various times prior to 1997, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1997.

Included in Non-Utility Property and Other Investments at December 31, 1997 is an investment of $1.3 million ($.3 million net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California. SEGS contributed $.02 to E'town's consolidated earnings per share and paid cash dividends to E'town of $.2 million in 1997.

E'town will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals, when appropriate, and of its investment in SEGS based on information provided by SEGS management.

New Accounting Pronouncements
See Note 2 of the Notes to Consolidated Financial Statements for a discussion of two new accounting standards that were effective in 1997.

Year 2000
The Company has assessed its various computer information systems for compliance with theYear 2000. The Company has recently installed a new enterprise financial system (SAP), which is Year 2000 compliant. In addition, the Company uses a third-party provider for its customer billing and information system, which was redesigned in 1997 to provide many enhancements including Year 2000 compliance. Management believes that all integral operating systems are Year 2000 compliant and that there will be no significant additional costs to achieve compliance.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(In Thousands Except Per Share Amounts)
                                                    Year Ended December 31,
                                               1997          1996         1995

--------------------------------------------------------------------------------
Operating Revenues                         $ 133,826     $ 110,409    $ 108,398
--------------------------------------------------------------------------------
Operating Expenses:
  Operation                                   47,982        44,807       44,148
  Maintenance                                  6,606         5,859        5,806
  Depreciation                                12,396         9,893        8,808
  Revenue taxes                               16,550        13,820       13,591
  Real estate, payroll and other taxes         3,152         2,952        2,853
  Federal income taxes (Note 3)               10,487         6,791        7,611
--------------------------------------------------------------------------------
        Total operating expenses              97,173        84,122       82,817
--------------------------------------------------------------------------------
Operating Income                              36,653        26,287       25,581
--------------------------------------------------------------------------------
Other Income (Expense):
  Allowance for equity funds used during
    construction (Note 2)                        215         3,725        2,976
  Write-down of non-utility property (Note 7)                              (350)
  Federal income taxes (Note 3)                 (408)       (1,570)      (1,142)
  Other - net                                    953           760          742
--------------------------------------------------------------------------------
        Total other income (expense)             760         2,915        2,226
--------------------------------------------------------------------------------
Total Operating and Other Income              37,413        29,202       27,807
--------------------------------------------------------------------------------
Interest Charges:
  Interest on long-term debt                  14,807        13,800       11,696
  Other interest expense - net                 2,560         2,645        2,390
  Capitalized interest (Note 2)                 (438)       (3,524)      (2,746)
  Amortization of debt discount and expense-net  411           395          358
--------------------------------------------------------------------------------
        Total interest charges                17,340        13,316       11,698
--------------------------------------------------------------------------------
Income Before Preferred Stock Dividends
   of Subsidiary                              20,073        15,886       16,109
Preferred Stock Dividends                        813           813          813
--------------------------------------------------------------------------------
Net Income                                 $  19,260     $  15,073    $  15,296
================================================================================
Earnings Per Share of Common Stock (Note 2):
--------------------------------------------------------------------------------
      Basic                                 $   2.44      $   1.96     $   2.16
      Diluted                               $   2.41      $   1.96     $   2.14
--------------------------------------------------------------------------------
Average Number of Shares Outstanding for
   the Calculation of Earnings Per Share:
--------------------------------------------------------------------------------
      Basic                                    7,891         7,668        7,093
      Diluted                                  8,215         7,966        7,394
--------------------------------------------------------------------------------
Dividends Paid Per Common Share             $      2.04   $   2.04     $   2.04
================================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
       (In Thousands)
                                                            December 31,
Assets                                               1997                 1996
--------------------------------------------------------------------------------


Utility Plant-At Original Cost:
   Utility plant in service                     $ 678,590             $ 654,713
   Construction work in progress                    9,336                 7,994
--------------------------------------------------------------------------------
         Total utility plant                      687,926               662,707
   Less accumulated depreciation and amortization 114,587               102,683
--------------------------------------------------------------------------------
         Utility plant-net                        573,339               560,024
--------------------------------------------------------------------------------

Non-utility Property and Other
   Investments - Net (Note 7)                      20,016                14,113
--------------------------------------------------------------------------------

Current Assets:
   Cash and cash equivalents                        6,233                 3,228
   Short-term investments                              31                    31
   Customer and other accounts receivable
    (less reserve: 1997, $612, 1996, $566)         17,539                16,187
   Unbilled revenues                               10,412                 9,356
   Materials and supplies-at average cost           1,966                 2,045
   Prepaid insurance, taxes, other                  3,733                 3,918
--------------------------------------------------------------------------------
         Total current assets                      39,914                34,765
--------------------------------------------------------------------------------

Deferred Charges:
   Waste residual management                          936                 1,064
   Unamortized debt and preferred stock expenses   10,263                 9,508
   Taxes recoverable through future rates (Note 3) 21,439                30,435
   Postretirement benefit expense (Note 12)         3,738                 3,478
   Other unamortized expenses                       1,259                 1,820
--------------------------------------------------------------------------------
         Total deferred charges                    37,635                46,305
--------------------------------------------------------------------------------
             Total                              $ 670,904             $ 655,207
================================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
     (In Thousands)
                                                            December 31,
Capitalization and Liabilities                       1997                 1996
--------------------------------------------------------------------------------

Capitalization (Notes 4 and 5):
   Common shareholders' equity                  $ 193,923             $ 183,513
   Cumulative preferred stock                      12,000                12,000
   Long-term debt - net                           247,298               193,481
--------------------------------------------------------------------------------
            Total capitalization                  453,221               388,994
--------------------------------------------------------------------------------

Current Liabilities:
   Notes payable - banks (Note 6)                  23,000                69,000
   Long-term debt - current portion (Note 4)           30                    30
   Accounts payable and other liabilities          11,569                16,197
   Customers' deposits                                272                   300
   Municipal and state taxes accrued               16,817                13,887
   Interest accrued                                 3,456                 3,483
   Preferred stock dividends accrued                   59                    59
--------------------------------------------------------------------------------
            Total current liabilities              55,203               102,956
--------------------------------------------------------------------------------

Deferred Credits:
   Customers' advances for construction            39,131                43,636
   Federal income taxes (Note 3)                   69,916                75,942
   State income taxes                                 196                   185
   Unamortized investment tax credits               8,042                 8,245
   Accumulated postretirement benefits (Note 12)    4,332                 3,650
--------------------------------------------------------------------------------
            Total deferred credits                121,617               131,658
--------------------------------------------------------------------------------

Contributions in Aid of Construction               40,863                31,599
--------------------------------------------------------------------------------

Commitments and Contingent Liabilities (Note 11)
--------------------------------------------------------------------------------
           Total                                $ 670,904             $ 655,207
================================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CAPITALIZATION
 (In Thousands Except Share Amounts)
                                                           December 31,
                                                    1997                 1996
--------------------------------------------------------------------------------

E'town Corporation:
 Common Shareholders' Equity (Notes 4 and 5):
  Common stock without par value, authorized,
   15,000,000 shares, issued 1997, 8,054,461
   shares; 1996, 7,807,751 share                $ 153,162             $ 145,661
  Paid-in capital                                   1,315                 1,315
  Capital stock expense                            (5,160)               (5,160)
  Retained earnings                                45,560                42,434
  Less cost of treasury stock; 1997, 32,208
   shares; 1996, 25,876 shares                       (954)                 (737)
--------------------------------------------------------------------------------
       Total common shareholders' equity          193,923               183,513
--------------------------------------------------------------------------------

Elizabethtown Water Company:
 Cumulative Preferred Stock (Note 4):
  $100 par value, authorized, 200,000 shares;
   $5.90 series, issued and outstanding,
   120,000 shares                                  12,000                12,000

 Cumulative Preferred Stock:
  $25 par value, authorized, 500,000 shares;
   none issued
--------------------------------------------------------------------------------

 Long-Term Debt (Note 4):
  E'town Corporation:
   6 3/4% Convertible Subordinated
    Debentures, due 2012                           11,354                11,548
   6.79% Senior Notes, due 2007                     4,000

  Elizabethtown Water Company:
   7.20% Debentures, due 2019                      10,000                10,000
   7 1/2% Debentures, due 2020                     15,000                15,000
   6.60% Debentures, due 2021                      10,500                10,500
   6.70% Debentures, due 2021                      15,000                15,000
   8 3/4% Debentures, due 2021                     27,500                27,500
   8% Debentures, due 2022                         15,000                15,000
   5.60% Debentures, due 2025                      40,000                40,000
   7 1/4% Debentures, due 2028                     50,000                50,000
   Variable Rate Debentures, due 2027              50,000

  The Mount Holly Water Company:
   Notes Payable (due serially through 2000)           57                    87
--------------------------------------------------------------------------------
      Total long-term debt                        248,411               194,635
  Unamortized discount-net                         (1,113)               (1,154)
--------------------------------------------------------------------------------
      Total long-term debt-net                    247,298               193,481
--------------------------------------------------------------------------------
          Total Capitalization                  $ 453,221             $ 388,994
================================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(In Thousands Except Share and Per Share Amounts)

                                                     Year Ended December 31,
                                                1997          1996      1995

--------------------------------------------------------------------------------

Common Stock:
 Balance at Beginning of Year               $145,661      $138,668     $114,136
 Public sale of common stock                                             17,738
 Common stock issued under Dividend
  Reinvestment and stock Purchase Plan
  (1997, 227,992 shares, 1996, 258,673 shares,
  1995, 248,846 shares)                         6,980        6,993        6,389
 Issuance of restricted stock (1997,
  4,033 shares)                                   123
 Exercise of stock options (1997, 14,685 shares,
    1995, 15,569 shares)                          398                       405
--------------------------------------------------------------------------------
       Balance at End of Year                153,162       145,661      138,668
--------------------------------------------------------------------------------

Paid-in Capital:                                1,315        1,315        1,315
--------------------------------------------------------------------------------

Capital Stock Expense:
       Balance at Beginning of Year            (5,160)      (5,160)      (4,286)
       Expeses incurred to issue common stock                              (874)
--------------------------------------------------------------------------------
       Balance at End of Year                  (5,160)      (5,160)      (5,160)
--------------------------------------------------------------------------------

Retained Earnings:
       Balance at Beginning of Year            42,434       42,995       42,439
       Net Income                              19,260       15,073       15,296
       Dividends on common stock (1997, 1996
        and 1995 $2.04)                       (16,134)     (15,634)     (14,740)
--------------------------------------------------------------------------------
       Balance at End of Year                  45,560       42,434       42,995
--------------------------------------------------------------------------------

Treasury Stock:
       Balance at Beginning of Year              (737)        (737)        (737)
       Exercise of stock options (1997, 6,332
        shares, 1995, 3,844 shares)              (217)                     (103)
--------------------------------------------------------------------------------
       Balance at End of Year                    (954)        (737)        (737)
--------------------------------------------------------------------------------
          Total Common Shareholders' Equity  $193,923     $183,513     $177,955
================================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
        (In Thousands)
                                                     Year Ended December 31,
                                                  1997       1996        1995
--------------------------------------------------------------------------------
Cash Flows from Operating Activities:
Net Income                                   $ 19,260     $ 15,073     $ 15,296
Adjustments to reconcile net income to net
  cash provided by operating activities:
    Depreciation                               12,396        9,893        8,808
    Write-down of non-utility property                                      350
    Decrease (increase) in deferred charges       699         (638)         248
    Deferred income taxes and investment tax
      credits-net                               2,778        4,917        4,431
    Capitalized interest and AFUDC               (653)      (7,249)      (5,722)
    Other operating activities-net                382          305           16
Change in current assets and current liabilities
   excluding cash, short-term investments and
   current portion of debt:
      Customer and other accounts receivable   (1,352)        (203)      (3,637)
      Unbilled revenues                        (1,056)      (1,912)        (282)
      Accounts payable and other liabilities   (4,656)        (634)      (1,397)
      Accrued/prepaid interest and taxes        3,088       (1,755)       1,323
      Other                                        99         (133)        (187)
--------------------------------------------------------------------------------
   Net cash provided by operating activities   30,985       17,664       19,247
--------------------------------------------------------------------------------
Cash Flows Provided by Financing Activities:
 Proceeds from issuance of common stock         7,284        6,993       23,555
 Proceed from issuance of debentures and other
  long-term debt                               54,000                    40,000
 Debt and preferred stock issuance and
   amortization costs                            (755)         430         (448)
 Repayment of long-term debt                     (224)        (233)        (453)
 Contributions and advances for
   construction-net                             4,759        2,521        3,441
 Net (decrease) increase in notes
   payable - banks                            (46,000)      42,000        4,000
 Dividends paid on common stock               (16,134)     (15,634)     (14,740)
--------------------------------------------------------------------------------
    Net cash provided by financing activities   2,930       36,077       55,355
--------------------------------------------------------------------------------
Cash Flows Used for Investing Activities:
 Utility plant expenditures (excluding allowance
  for funds used during construction)         (25,329)     (55,125)     (73,790)
 Purchase of Edison operating contract         (5,810)
 Proceeds from sale of land                       440
 Development costs of land (excluding
   capitalized interest)                         (211)        (313)        (142)
--------------------------------------------------------------------------------
   Cash used for investing activities         (30,910)     (55,438)     (73,932)
--------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and
  Cash Equivalents                              3,005       (1,697)         670
Cash and Cash Equivalents at
  Beginning of Period                           3,228        4,925        4,255
--------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period   $  6,233     $  3,228      $ 4,925
================================================================================
Supplemental Disclosures of Cash
  Flow Information:
    Cash paid during the year for:
       Interest (net of amount capitalized)  $ 16,719     $  8,966      $ 8,351
       Income taxes                          $  6,023     $  5,723      $ 4,746
       Preferred stock dividends             $    708     $    708      $   708
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization
E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), Edison Water Company (Edison) and E'town Properties, Inc. (Properties) and owner of a 65% interest in Applied Watershed Management, LLC (AWM). The Mount Holly Water Company (Mount Holly) is a wholly-owned subsidiary of Elizabethtown.

2. Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities and follow the Uniform System of Accounts, as adopted by the New Jersey Board of Public Utilities (BPU).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Utility Plant and Depreciation
Income is charged with the cost of labor, materials and other expenses incurred in making repairs and minor replacements, and in maintaining the properties. Utility plant accounts are charged with the cost of improvements and major replacements of property. When depreciable property is retired or otherwise disposed of, the cost thereof, plus the cost of removal net of salvage, is charged to accumulated depreciation.

Depreciation is generally computed on a straight-line basis at functional rates for various classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.85% for 1997, 1.73% for 1996 and 1.83% for 1995.

Allowance for Funds Used During Construction
Elizabethtown and Mount Holly capitalize, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC, a non-cash credit on the Statements of Consolidated Income, is added to the construction cost of the project and included in rate base and then recovered through depreciation charges in rates during the assets' useful life. AFUDC is comprised of a debt component (credited to Interest Charges), and an equity component (credited to Other Income) in the Statements of Consolidated Income. AFUDC totaled $.38 million, $6.93 million and $5.42 million for 1997, 1996 and 1995, respectively. AFUDC increased in 1996 and 1995 during the construction of the Canal Road Water Treatment Plant.

Non-utility Property
Costs associated with real estate parcels are being expensed, as incurred. Properties had capitalized direct costs, real estate taxes and interest costs associated with certain real estate parcels as they were being developed. All the parcels were available for sale as of November 1997. The amount of interest capitalized for 1997, 1996 and 1995 totaled $.27 million, $.32 million and $.30 million, respectively (see Note 7).

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

Customers' Advances for Construction and Contributions in Aid of Construction Customers' Advances for Construction (CAC) and Contributions in Aid of Construction (CIAC) represent capital provided by developers for main extensions to new real estate developments. Some portion of CAC is refunded based upon the revenues that the new developments generate. CIAC is customer advances for construction that, under the terms of individual main extension agreements, are no longer subject to refund.

Short-term Investments
Short-term investments are stated at cost, which approximates market value.

Earnings Per Share of Common Stock
Basic earnings per share are computed on the basis of the weighted average number of shares outstanding. Diluted earnings per share assumes both the conversion of the 6 3/4% Convertible Subordinated Debentures and common stock equivalents, assuming all stock options are exercised (see below).

Cash Equivalents
The Corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

New Accounting Pronouncements
The Corporation has adopted Statement of Financial Accounting Standards
(SFAS) No. 128,"Earnings Per Share," which is effective for financial statements issued after December 15, 1997. The pronouncement simplifies the calculation of earnings per share in that a calculation of"basic" earnings per share is reported in lieu of primary earnings per share. Basic earnings per share includes only the weighted average number of common shares outstanding for the period and does not consider the dilutive effect of the Corporation's 6 3/4% Convertible Subordinated Debentures or the effect of outstanding stock options. The calculations of basic and diluted earnings per share for the three years ended December 31, 1997 follow:



(Thousands of Dollars Except
 Per Share Amounts)               1997   1996   1995
                               -----------------------
Basic:
Net income                     $19,260 $15,073 $15,297
Average common shares
outstanding                      7,891   7,668   7,093
                               -----------------------
Basic earnings per share       $  2.44  $ 1.96  $ 2.16
                               =======================
Diluted:
Net income                     $19,260 $15,073 $15,297
After tax interest expense
applicable to 6 3/4%
Convertible Subordinated
Debentures                         500     513     524
                               -----------------------
Adjusted net income            $19,760 $15,586 $15,821
                               =======================
Average common shares
outstanding                      7,891   7,668   7,093
Additional shares from assumed
exercise of stock options           40       6       2
Additional shares from assumed
conversion of 6 3/4% Convertible
Subordinated Debentures            284     292     299
                               -----------------------
Average common shares
outstanding as adjusted          8,215   7,966   7,394
                               -----------------------
Diluted earnings per share     $  2.41   $1.96   $2.14
                               =======================

The Financial Accounting Standards Board has issued SFAS No. 131,
"Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. The pronouncement requires disclosure of selected information about operating segments in interim financial reports. Based upon the relative immateriality of the Corporation's business segments, no additional disclosures are required.

Reclassification
Certain prior year amounts have been reclassified to conform to the current year's presentation.

3. Federal Income Taxes
The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35%) with the amount reported in the Statements of Consolidated Income follow:

                       1997     1996     1995
                     -------------------------
                       (Thousands of Dollars)
Tax expense at
statutory rate        $10,843  $8,486  $ 8,701
Items for which
deferred taxes are
not provided:
  Difference between
   book and tax
   depreciation            58     132     133
  Other                   197     (55)    123
Investment tax credits   (203)   (202)   (204)
                      -----------------------
Provision for federal
income taxes          $10,895  $8,361  $8,753
                      =======================
The provision for
federal income
taxes is composed of
the
following:
Current               $ 6,759  $3,249  $6,068
Tax on (deposits)
refunds on main
extensions              1,369     207  (1,734)
Deferred:
   Tax depreciation     2,670   3,333   3,447
   Capitalized
    interest              114   1,375     905
   Main cleaning and
    lining                612     587     405
   Other                 (426)   (186)   (136)
Investment tax
credits - net            (203)   (204)   (202)

Total provision       -----------------------
                      $10,895  $8,361  $8,753
                      =======================

In accordance with SFAS No. 109, deferred tax balances have been reflected at E'town's current consolidated federal income tax rate, which is 35%.

The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1997 and 1996 is as follows:
                                1997     1996
                           ----------------------
                           (Thousands of Dollars)

Water utility plant - net    $(43,611) $(40,283)
Non-utility property               25        41
Other investments                (833)     (878)
Taxes recoverable through
  future rates                (21,439)  (30,435)
Prepaid pension expense           103        (5)
Capitalized interest           (3,891)   (3,777)
Waste residuals                  (322)     (373)
Other assets                      429       304
Other liabilities                (377)     (536)
                             ------------------
Net deferred income tax
 liabilities                 $(69,916) $(75,942)
                             ==================

4. Capitalization
E'town periodically makes equity contributions to Elizabethtown from the proceeds of common stock issued under E'tow's Dividend Reinvestment and Stock Purchase Plan (DRP). E'town contributed
$6.98 million and $5.30 million in 1997 and 1996, respectively, to Elizabethtown, from the proceeds of DRP issuances.

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

Long-term Debt
Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1997, $7.63 million of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $37.93 million of E'town's consolidated retained earnings were unrestricted.

On December 22, 1997, E'town signed an agreement to issue $12 million of 6.79% Senior Notes due December 15, 2007. E'town issued $4 million of these notes on December 22, 1997, and the proceeds of the notes were used to make capital contributions to Elizabethtown for purposes of financing its ongoing capital program. E'town issued $6 million of these notes in January 1998 for purposes of repaying E'town's outstanding short-term debt and will issue the remaining notes in May 1998. The Note Agreement requires the maintenance of a consolidated fixed charges coverage ratio of at least 1.5 to 1 and a debt to total capitalization ratio not to exceed .65 to 1. As of December 31, 1997, the fixed charges coverage ratio was 2.6 to 1 and the debt to total capitalization ratio was .59 to 1, calculated in accordance with the Note Agreement.

On June 4, 1997, Elizabethtown issued a total of $50 million of 30-year Variable Rate Debentures due December 2027, $25 million of Series A and $25 million of Series B, to evidence a like amount of Variable Rate Notes issued through the New Jersey Economic Development Authority (NJEDA). The proceeds were used to repay $50 million of balances outstanding under the Company's revolving credit agreement. The NJEDA Notes are remarketed on a weekly basis, at which time the interest rates on each issue are subject to change. The rates in effect as of December 31, 1997, were 3.60% for Series A and 3.55% for Series B.

E'tow's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December 31, 1997, 283,850 shares of common stock were reserved for issuance upon exercise of the conversion rights.

5. Stock Option Plan
E'town had a Stock Option Plan, a qualified incentive plan under which options to purchase shares of E'town's common stock have been granted to certain officers and other key employees at prices not less than the fair market value at the date of grant. The Stock Option Plan provided that any options granted may be exercised at any time up to an expiration date, not to exceed 10 years from the date of each grant. The Stock Option Plan expired May 4, 1997. The 1997 options were granted before that date. E'town will seek shareholder approval in 1998 for a new Stock Option Plan.

   A summary of the details of stock option grants and outstanding balances is presented below:



  Year     Options   Option  Options Outstanding
 Granted   Granted   Price   12/31/97  12/31/96
------------------------------------------------
 1989       7,500   $24.67     7,500    7,500
 1990       7,500   $26.67     7,500    7,500
 1995      77,000   $27.12    60,315   77,000
 1996       4,000   $26.87     4,000    4,000
 1997      25,000   $29.75    25,000
------------------------------------------------
 Total                       104,315   96,000
================================================

In connection with the adoption of SFAS 123 "Accounting for Stock-Based Compensation," which was effective in 1996, the Corporation elected to continue to account for its Stock Option Plan using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide proforma disclosure of the effect of adopting SFAS
123. The effect of accounting for options under SFAS 123 would be to reduce basic earnings per share by $.01 for 1997, less than $.01 for 1996 and by $.01 for 1995.

6. Lines of Credit
E'town has $87.5 million of uncommitted lines of credit with several banks, of which $82.5 million is available to Elizabethtown. Information relating to bank borrowings for 1997, 1996 and 1995 is as follows:

                          1997    1996    1995
                         ----------------------
                         (Thousands of Dollars)
Maximum amount
outstanding             $69,500 $69,000 $60,000
Average monthly
amount
outstanding             $43,525 $45,240 $39,636
Average interest rate
at year end                 6.2%    5.7%    5.9%
Compensating balances
at year end             $     0 $     0 $     0
 Weighted average
interest rate
 basedon average daily
  balances                  5.8%    5.8%    6.2%


7. Non-Utility Property and Other Investments
Included in Non-Utility Property and Other Investments at December 31, 1997 and 1996 is an investment of $1.33 million and $1.25 million, respectively, ($.30 million and $.19 million net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California.

Also included in Non-Utility Property and Other Investments at December 31, 1997 and 1996 is
$12.79 million and $12.77 million, respectively, of investments in various parcels of undeveloped land in New Jersey. The carrying value of each parcel includes the original cost plus any real estate taxes, interest and, where applicable, direct costs capitalized while rezoning or governmental approvals were being sought. Based upon independent appraisals received at various times prior to 1997, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1997.

Properties made incremental improvements to its Mansfield, New Jersey property and, accordingly, capitalized various carrying charges. In prior years, the carrying value of the Mansfield property exceeded its estimated net realizable value. This was due to the fact that the Mansfield property was not yet ready for its intended use and various carrying charges were being capitalized while, based upon prior appraisals, the market value of the property had remained constant. Charges of $.35 million during the first three quarters of 1995, to adjust the carrying value of the Mansfield property, were reflected in the Statements of Consolidated Income and Consolidated Balance Sheets. In October 1995, Properties obtained more favorable zoning treatment for the Mansfield property. As a result of the rezoning, an appraisal in late 1995 had revealed that the market value of the property had increased to the extent that further adjustments to reduce the carrying value are not presently expected. Properties capitalized carrying charges on the Mansfield property through October 1997, when the parcel was deemed ready for its intended use.

The Corporation will continue to monitor the relationship between the carrying and net realizable values of its properties through updated appraisals, when appropriate, and its investment in SEGS based upon information provided by SEGS management and through cash flow analyses.

In 1995, Properties entered into an agreement to sell a parcel of land to a developer. The agreement intended that the transaction would close prior to December 31, 1996. The developer had been unable to obtain approval from the municipality for an appropriate number of buildable units. All of the material issues have been resolved and a sale is expected to be consummated in 1998.

8. Financial Instruments
The carrying amounts and the estimated fair values, as of December 31, 1997 and 1996, of financial instruments issued or held by the Corporation are as follows:
                                   1997        1996
                                --------------------
                               (Thousands of Dollars)
Short-term investments:
   Carrying amount            $     31     $     31
   Estimated fair value             59           45
Cumulative preferred stock:
   Carrying amount            $ 12,000     $ 12,000
   Estimated fair value         11,760       12,000
Long-term debt:
   Carrying amount            $247,298     $193,481
   Estimated fair value        254,599      196,288



Estimated fair values are based upon quoted market prices for these or similar securities.

9. Regulatory Assets and Liabilities
Certain costs incurred by Elizabethtown and Mount Holly, which have been deferred, have been recognized as regulatory assets and are being amortized over various periods,as set forth below:

                                   1997       1996
                              -----------------------
                              (Thousands of Dollars)

Waste residual management      $   936     $   1,064
Unamortized debt and
preferred stock expense          9,656         8,988
Taxes recoverable through
future rates (Note 3)           21,439        30,435
Postretirement benefit
expense (Note 12)                3,738         3,465
Safety management expense          331           418
Business process redesign          284           362
Rate case expenses                  80           201
                               ---------------------
Total                          $36,464     $  44,933
                               =====================

Waste Residual Management
The costs of disposing of the byproducts generated by Elizabethtown's and Mount Holl's water treatment plants are being amortized and recovered in rates over three- and five-year periods, respectively, for ratemaking and financial statement purposes. No return is being earned on the deferred balances related to these programs.



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

Other
Safety management expenses and business process redesign expenses relate to studies undertaken by the Company and are being amortized and recovered in rates over five years.

Rate case expenses are being substantially recovered in rates during two-year periods.

There were no regulatory liabilities at December 31, 1997 or 1996.

10. Regulatory Matters
Rates
Elizabethtown
On December 17, 1997, the BPU adopted an Order for rate increases for Elizabethtown and Mount Holly, effective January 1, 1998, for the recovery of costs associated with SFAS No. 106 "Employers' Accounting For Postretirement Benefits Other Than Pensions." The resulting rate increases reflect recovery over a 15-year period of amounts previously deferred on the Consolidated Balance Sheets for postretirement benefits since 1993 and prospectively, the difference between the amounts currently recovered in rates and the full SFAS No. 106 expense on an accrual basis. The total increases in annual operating revenues resulting from these petitions are $.39 million for Elizabethtown and $.02 million for Mount Holly.

On October 25, 1996, Elizabethtown received a rate increase under a stipulation resulting in an increase in annual revenues of $21.8 million for the construction, financing and operating costs of the Canal Road Water Treatment Plant.

Mount Holly
In June 1995, Mount Holly petitioned the BPU for an increase in rates, to take place in two phases. The first phase was stipulated for a rate increase effective February 1996 of $.55 million. The second phase would recover the cost of a new water supply, treatment and transmission system necessary to obtain water outside a designated portion of an aquifer currently used by Mount Holly, and to treat and pump the water into the Mount Holly distribution system. Management believes this project is the most cost-effective alternative available to Mount Holly to comply with state legislation that restricts the amount of water that can be withdrawn from an aquifer in certain areas of southern New Jersey. The project is referred to as the Mansfield Project. Mount Holly has expended $3.56 million on the Mansfield Project as of December 31, 1997, excluding AFUDC. The land for the supply and treatment facilities has been purchased and test wells have been drilled and can produce the required supply.
In September 1995, the New Jersey Department of Environmental Protection
(DEP) granted Mount Holly a water allocation permit for four wells that are to be the water supply for this project. In October 1995, another water purveyor requested of theJDEP, and was subsequently granted, an adjudicatory hearing in opposition to the permit. In August 1997, Mount Holly settled this matter by entering into an agreement with the other water purveyor and the DEP. Under the agreement, Mount Holly will purchase 1.0 million gallons per day from the other purveyor for a period to include the later of two years or the date the Mansfield Project is placed into service. Purchases of water began in March 1998, after completion of an interconnection.

As a result of the settlement agreement, Mount Holly expects to continue with its plan to construct the Mansfield Project. The BPU and the parties to Mount Holl's last rate case are participating in a proceeding connected with the second phase of the 1995 case to clarify the need for and cost-effectiveness of the Mansfield Project.

On September 23, 1997, Mount Holly filed a petition with the BPU to establish a Purchased Water Adjustment Clause (PWAC) to reflect the cost of water expected to be purchased from the purveyor under the settlement agreement discussed above. The petition requests an increase in annual operating revenues of approximately $1.34 million or 40.3%.

In April 1998, Mount Holly expects to file a petition with the BPU for a rate increase, which will reflect additional construction and financing costs, as well as increases in operating costs since rates were last established in January 1996. This rate case will include approximately $7.27 million of the cost for a portion of the Mansfield Project to serve a section of Mount Holly. This amount was part of the second phase of the 1995 rate case discussed above. The rate case will also reflect $6.0 million in additions to utility plant since Mount Holl's base rates were last adjusted in January 1996. A decision is expected by the end of 1998. Mount Holly expects to file an additional rate case next year for the remaining cost of the Mansfield Project, estimated to be $11.3 million, to coincide with the completion of the project and the expiration of the agreement to purchase water from the other purveyor.

11. Commitments and  Contingent Liabilities
Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the New Jersey Water Supply Authority (NJWSA) a minimum of 37 billion gallons of water annually. Effective July 1, 1997, the annual cost of water under contract is $7.86 million. The Company purchases additional water from the NJWSA on an as-needed basis. The total cost of water purchased from the NJWSA was
$8.79 million, $8.70 million and $9.34 million for 1997, 1996 and 1995, respectively.

On June 25, 1997, E'town and the Township of Edison, New Jersey, signed an agreement for 'town to operate the water supply system for a portion of the township for a 20-year period. E'town formed a wholly-owned subsidiary, Edison Water Company, for the purpose of managing the assets and operations of the Edison Township system. The Edison system serves approximately 11,200 residential, commercial and industrial customers. Under the terms of the contract, Edison Water Company expects to make expenditures of approximately $25 million during the 20-year period, which include capital improvements to the water system, as well as payments to the township of Edison. Of this total ,approximately $14 million is expected to be expended in the first three years, including the initial payment of $5.70 million, which was made upon closing.

E'town has entered into negotiations with the city of Elizabeth, New Jersey to operate its water and wastewater systems under a 40- and 20-year contract, respectively. These contracts, if successfully negotiated, would require a $20.0 million payment at closing and expenditures of $26.2 million during the first three years. E'town would contract with a firm experienced in managing large wastewater facilities for the wastewater portion of the services to be provided.

Capital expenditures of E'town and its subsidiaries are estimated to be $141.95 million through 2000, of which $134.51 million is for Elizabethtown's and Mount Holly's utility plant and $7.44 million is for non-utility expenditures.

Expected future minimum rental payments required under noncancelable leases with terms in excess of one year at December 31 of each of the years 1998 through 2002 are: 1998,
$.65 million; 1999, $.69 million; 2000, $.72 million; 2001, $.76 million and
2002, $.77 million. Rent expense totaled $.72 million, $.84 million and $.82 million in 1997, 1996 and 1995, respectively.

Joint Venture
In 1995, the Corporation entered into a three-year joint venture agreement with Applied Wastewater Group (AWG) to form a New Jersey limited liability company, Applied Watershed Management, LLC (AWM). AWG is a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities. E'town has determined it is in the Corporation's long-term interest to exercise an option to purchase the operations of AWG to provide a full complement of water and wastewater services and on March 6, 1998, exercised such option. A closing is expected in the second quarter of 1998. The purchase price is expected to be approximately $7 million, payable in E'town Corporation Common Stock, a significant portion of which is expected to be issued with restrictions related to liquidation.

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

                               1997     1996     1995
                           ----------------------------
                              (Thousands of Dollars)

Service cost - benefits
 earned during the year     $ 1,291  $ 1,341  $  929
Interest cost on
projected benefit
 obligation                   2,635    2,498   2,170
Return on Plan assets        (8,196)  (4,569) (7,630)
Net amortization and
 deferral                     4,579    1,229   4,890
                            -------------------------
Net pension costs           $   309   $  499  $  359
                            =========================

Plan assets are invested in publicly traded debt and equity securities. The reconciliations of the funded status of the Plan to the amounts recognized in the Consolidated Balance Sheets are presented below.

                                  1997        1996
                              -----------------------
                              (Thousands of Dollars)

Market value of Plan assets     $46,803    $40,257
                              --------------------
Actuarial present value of
Plan benefits:
 Vested benefits                 31,331     28,645
 Non-vested benefits                101         96
                              --------------------
Accumulated benefit
obligation                       31,432     28,741
Projected increases in
compensation levels               7,568      7,297
                              --------------------
Projected benefit obligation     39,000     36,038
                              --------------------
Excess of Plan assets over
projected benefit
obligation                        7,803      4,219
Unrecognized net gain            (8,016)    (4,049)
Unrecognized prior service
 cost                             1,549      1,741
Unrecognized transition asset    (1,631)    (1,898)
                              --------------------
Prepaid (accrued) pension
expense                       $    (295)    $   13
                              ====================

The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:

                             1997      1996     1995
                              ---------------------------
Discount rate                   7.25%     7.50%    7.00%
Compensation increase           5.50%     5.50%    5.50%
Rate of return on Plan assets   9.00%     9.00%    9.00%

The Corporation also has a supplemental retirement plan for certain management employees that is not funded. Benefit payments under this plan are made directly by the Corporation. At December 31, 1997, the projected benefit obligation of this supplemental plan was $1.45 million and the net periodic benefit cost was $.27 million and $.25 million for 1997 and 1996, respectively. The plan assumed a discount rate of 7.25% for 1997 and 7.50% for 1996, and a compensation increase of 4% for both 1997 and 1996 for purposes of determining the actuarial present value of the projected benefit obligations.

Other Postretirement Benefits
The Corporation provides certain health care and life insurance benefits for substantially all of its retired employees. As a result of a contract negotiated in February 1996 with the Company's bargaining unit, all union and non-union employees retiring after January 1, 1997, pay 25% of future increases in the premiums the Company pays for postretirement medical benefits.

Under SFAS No. 106, the costs of postretirement benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's beneficiaries and covered dependents, rather than expensing these benefits on a pay-as-you-go basis.

Based upon an independent actuarial study, the transition obligation, calculated under SFAS No. 106, was $7.26 million as of January 1, 1993, the date of adoption of SFAS No. 106. The transition obligation is being amortized over 20 years.

The following table details the postretirement benefit obligation at
December 31:
                                     1997       1996
                                 ----------------------
                                 (Thousands of Dollars)

Retirees                           $ 1,990    $ 2,015
Fully eligible plan
 participants                        4,614      4,107
                                   ------------------
Accumulated postretirement
 benefit obligation                  6,604      6,122
Plan assets at fair value           (1,331)      (764)
Unrecognized net gain                3,973      3,964
Unrecognized transition obligation  (5,442)    (5,804)
                                   ------------------
Accrued postretirement benefit
 obligation                        $ 3,804    $ 3,518
                                   ==================

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1997, and for the year 1997 was 9%. This rate decreases linearly each successive year until it reaches 3.8% in 2007, after which the rate remains constant. The assumed rates used in determining the actuarial present value of the projected benefit obligations were as follows:

                                   1997    1996     1995
                                --------------------------
Discount rate                     7.25%    7.50%   7.00%
Rate of return on
 plan assets                      9.00%    9.00%    n/a


A single percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, and the net postretirement service and interest cost by approximately $.90 million and $.26 million, respectively.

Based upon the independent actuarial study referred to above, the annual postretirement cost calculated under SFAS No. 106 is as follows:

                             1997     1996     1995
                            ---------------------------
                              (Thousands of Dollars)
Service cost - benefits
 earned during the year     $ 389   $  423   $  480
Interest cost on
 accumulated postretirement
 benefit obligation           449      430      585
Return on Plan assets         (57)     (72)
Amortization of
 transition obligation        363      419      363
Amortization of gain         (223)
                            ------------------------
Total                         921    1,200    1,428
Deferred amount for
regulated companies
 pending recovery            (273)    (564)    (824)
                            ------------------------
Net postretirement
 benefit expense            $ 648    $ 636   $  604
                            =======================

The rate increases effective January 1, 1998, allows for the full recovery of costs associated with the implementation of SFAS No. 106, including an amortization over 15 years of amounts previously deferred, which were in excess of amounts previously being recovered in rates. As of December 31, 1997, the amounts that have been deferred are $3.59 million and $.14 million for Elizabethtown and Mount Holly, respectively.

13. Quarterly Financial Data (Unaudited)
A summary of financial data for each quarter of 1997 and 1996 follows:

                                        Basic    Diluted
          Operating Operating  Net    Earnings   Earnings
Quarter   Revenues   Income   Income  Per Share Per Share

    (Thousands of Dollars Except Per Share Amounts)
---------------------------------------------------------
1997
   1st    $ 30,121  $ 8,011   $ 3,470   $ .44    $  .44
   2nd      32,463    8,785     4,405     .56       .55
   3rd      38,643   11,776     7,454     .93       .92
   4th      32,599    8,081     3,931     .51       .50
-------------------------------------------------------
Total     $133,826  $36,653   $19,260   $2.44    $ 2.41
=======================================================
1996
   1st    $ 25,761  $ 5,568   $ 3,176   $ .42    $  .42
   2nd      27,265    6,355     3,918     .51       .51
   3rd      28,173    6,977     4,454     .58       .57
   4th      29,210    7,387     3,525     .45       .46
-------------------------------------------------------
Total     $110,409  $26,287   $15,073   $1.96    $ 1.96
=======================================================

Water utility revenues are subject to seasonal fluctuation due to normal increased water consumption during the third quarter of each year.

INDEPENDENT AUDITOR' REPORT

To the Shareholders and Board of Directors of E'town Corporation:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1997 and 1996, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche


Parsippany, New Jersey
February 18, 1998, except for Note 11,
as to which the date is March 6, 1998

E'TOWN CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------
OTHER FINANCIAL AND STATISTICAL DATA
                          1997        1996        1995        1994        1993
--------------------------------------------------------------------------------
Utility Plant (Thousands)
Utility Plant - net     $573,339    $560,024    $507,858    $437,456   $373,293
Construction Expenditures
 (excluding AFUDC)        25,329      55,125      73,789      69,981     32,517
Capitalization (Thousands)
Shareholders' Equity     193,923     183,512     177,081     152,971    128,374
Preferred Stock           12,000      12,000      12,000      12,000     12,000
Debt (1)                 270,328     262,511     220,703     177,115    154,448
Total Capitalization    $476,251    $458,023    $409,784    $342,086   $294,822
Capitalization Ratios
Common Stock                  41%         40%         43%         44%        44%
Preferred Stock                2%          3%          3%          4%         4%
Debt (1)                      57%         57%         54%         52%        52%
Common Stock Data
Earnings Per Share:
Basic                    $  2.44     $  1.96     $  2.16     $  1.95   $   2.59
Diluted                     2.41        1.96        2.14        1.94       2.54
Dividends Per Share         2.04        2.04        2.04        2.04       2.01
Book Value Per Share     $ 24.17     $ 23.58     $ 23.54     $ 23.17   $  22.76
Average Shares
 Outstanding: (Thousands)
Basic                      7,891       7,668       7,093       6,210      5,338
Diluted                    8,215       7,966       7,394       6,519      5,652
Operating Statistics
 Revenues (Thousands)
 General Customers      $ 87,998    $ 68,797   $  67,455   $  62,923  $  63,100
 Other Water Systems      20,096      18,929      18,720      18,082     17,187
 Industrial Wholesale      8,451       7,869       7,947       7,458      6,652
 Fire Service/
 Miscellaneous            17,281      14,814      14,276      13,570     13,057
   Total Revenues       $133,826    $110,409    $108,398    $102,033   $ 99,996
Net Income              $ 19,260    $ 15,073    $ 15,296    $ 12,088   $ 13,830
Water Sales - Millions
   of Gallons (mg)
 General Customers        25,640      22,890      23,999      23,551     23,883
 Other Water Systems      13,341      15,049      15,569     15,691      15,109
 Industrial Wholesale      3,533       3,567       3,673      3,568       3,213
 System Use and
   Unaccounted For         6,948       6,444       6,402      6,570       5,453
Total Water Sales         49,462      47,950      49,643     49,380      47,658
System Delivery
   by Source - mg
  Surface                 42,585      41,485      42,646      42,534     40,742
  Wells                    6,689       6,328       6,764       6,690      6,776
  Purchased                  188         137         233         156        140
Total System Delivery     49,462      47,950      49,643      49,380     47,658
Millions of Gallons Pumped:
  Average Day                135         131         136         135        131
  Maximum Day                205         170         183         182        191
General Information
  Meters in Service      200,320     197,791     194,660     191,622    188,677
  Miles of Main            2,926       2,899       2,869       2,828      2,800
  Fire Hydrants Served    16,228      16,012      15,650      15,291     14,909
  Total Employees            399         400         398         386        384
================================================================================
(1) Includes long-term debt, notes payable and long-term debt current portion.

Stock Price And Dividend Data - E'town's Common Stock is traded on the
 New York Stock Exchange under the symbol ETW.
        1997
------------------------------------------------
Quarter         1st      2nd     3rd      4th
Closing Price
   Low:       $ 29.12  $ 29.50  $ 30.50  $ 31.87
   High:      $ 31.75  $ 34.87  $ 34.00  $ 40.50
Dividend Paid $  0.51  $  0.51  $  0.51  $  0.51
================================================

        1996
-------------------------------------------------
Quarter         1st      2nd     3rd      4th
Closing Price
   Low:       $ 27.25$ $ 26.50  $ 25.62   $ 28.50
   High:      $  30.12 $ 29.37  $ 27.00   $ 31.62
Dividend Paid $   0.51 $  0.51  $  0.51   $  0.51
=================================================