Form 10-K, Exhibit 13
period 1998-12-31
ETOWN CORP; ELIZABETHTOWN WATER CO /NJ/
filed 1999-03-31
CIK 764403, 32379

Portion of the 1998 Annual Report to Shareholders for the year ended December 31, 1998 which is incorporated by reference in this filing on Form 10-K.

E'TOWN CORPORATION AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), Edison Water Company (Edison), E'town Properties, Inc. (Properties), Liberty Water Company (Liberty), Applied Water Management, Inc. (AWM) and Applied Wastewater Management, Inc. (AWWM). The Mount Holly Water Company (Mount Holly) is a wholly-owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. Mount Holly contributed about 3% and Liberty, AWM and Edison each contributed 4% of the Corporation's consolidated operating revenues for 1998. The regulated utilities, Elizabethtown, Mount Holly and AWWM, comprise the Regulated Utilities segment, Liberty and Edison comprise the Contract Operations segment, AWM is the Engineering/Operations/ Construction segment and E'town and Properties comprise the Financing and Investment segment (See Notes 2 and 14 to E'town's Notes to Consolidated Financial Statements). The following analysis sets forth significant events affecting the financial condition of the various segments at December 31, 1998, and the results of operations for the years ended December 31, 1998 and 1997.

LIQUIDITY AND CAPITAL RESOURCES
CAPITAL EXPENDITURES PROGRAM
In 1998 capital expenditures, including concession fees in connection with privatization contracts, were $67.2 million, of which $19.9 million was for the Liberty privatization contract (as discussed below), $2.7 million was for construction expenditures for the Edison privatization contract and $44.6 million was for water utility plant. For the three years ending December 31, 2001, capital and investment requirements for E'town are estimated to be $181.4 million, consisting of (i) expenditures for the Regulated Utilities Segment ($107.5 million for Elizabethtown, $17.0 million for Mount Holly and $16.4 million for AWWM), (ii) investments in the Contract Operations segment for concession payments for Liberty, and capital improvements for Liberty and Edison of $39.0 million, and (iii) investments in the Engineering/ Operations/Construction segment of $1.5 million. See "Economic Outlook" for a discussion of Contract Operations and the acquisition of AWM and AWWM. These estimates do not include any amounts for possible additional acquisitions or privatization activities in the three-year period

REGULATED UTILITIES SEGMENT
ELIZABETHTOWN
While Elizabethtow's projected capital outlays have dropped from recent years now that the Canal Road Water Treatment Plant (Plant) is completed, Elizabethtown's facilities will continue to be upgraded and expanded to handle customer growth. Elizabethtown's three-year capital program includes $50.6 million for routine projects (services, hydrants and main extensions not funded by developers) and $56.9 million for transmission system upgrades, a new operations center and other projects. Elizabethtown expects to file for rate relief later in 1999 and periodically thereafter to ensure that such costs are adequately reflected in rates (see Economic Outlook).

MOUNT HOLLY
During the next three years, Mount Holly expects to spend $17.0 million, primarily for an additional supply source to comply with state regulations designed to prevent further depletion of a local aquifer.

Mount Holly currently obtains all of its water from wells drilled into an aquifer, which has been subject to over- pumping by various users in a portion of southern New Jersey. The state adopted legislation requiring all local purveyors, including Mount Holly, to obtain alternate supplies and reduce their withdrawals from the affected parts of the aquifer. Mount Holly designed a project to obtain water from outside the affected part of the aquifer for delivery into the Mount Holly system. In August 1998 the New Jersey Board of Public Utilities (BPU) adopted a Stipulation among Mount Holly and other parties concluding that this project (the "Mansfield Project") is the most cost-effective method for Mount Holly to comply with the state regulations.

To settle an appeal initiated by New Jersey-American Water Company (NJAM) concerning the diversion rights for the Mansfield Project, Mount Holly signed a Stipulation with NJAM, the New Jersey Department of Environmental Protection
(DEP) and other parties, requiring Mount Holly to purchase one million gallons per day from NJAM during the period that the Mansfield Project is being constructed. Purchases began during March of 1998, after completion of an interconnection.

In September 1997 Mount Holly filed a petition with the BPU to establish a Purchased Water Adjustment Clause (PWAC) to reflect the cost of water purchased from NJAM under the agreement discussed above. On May 27, 1998, the BPU adopted a Stipulation signed by the parties to the PWAC case for an increase in annual revenues under Mount Holly's PWAC of $1.3 million or 38.9%. Mount Holly deferred the increase in purchased water cost between March 19 and May 27 as other unamortized expenses. Recovery of this amount has been requested in the rate increase discussed below. As of December 31, 1998, Mount Holly has deferred $.1 million of these costs.

Mount Holly filed for a rate increase in January 1999 to reflect a portion of these expenditures, as well as to increase the rates of return realized and, therefore, the contribution to E'town's earnings per share.

AWWM
In 1998 E'town exercised an option to acquire the Applied Wastewater Group
(AWG), its joint venture partner for the past three years, in a stock-for-stock transaction. E'town established new subsidiaries, AWM and AWWM, which offer "one-stop shopping" for water and wastewater services to residential and commercial developers. These services include the design, construction and operation by AWM of water and wastewater facilities and, in some instances, purchase of such utilities at project build-out by AWWM, thereby adding to E'town's regulated utility customer base. AWWM expects to incur capital expenditures of $16.4 million in the next three years, the predominant portion of which is expected to be spent in 1999 and 2000. These expenditures are primarily for the purchase of wastewater plants from developers upon completion of their construction by AWM.

CONTRACT OPERATIONS SEGMENT
LIBERTY
Effective July 1, 1998, E'town, through Liberty, has entered into a contract with the city of Elizabeth (Elizabeth), New Jersey to operate its water system under a 40-year contract serving 17,900 customers. Under the contract, Liberty made a payment to Elizabeth of $19.7 million in 1998 and is contractually obligated to make payments to Elizabeth of $12 million in June 1999 and $19 million in June 2000, which have been included in non-utility property and other investments as concession fees on privatization contracts, net of amortization. Also, under the terms of the contract, Liberty will deposit $57.8 million from revenues earned during the 40-year contract, of which $52.4 million is due after 2012, into a fund administered by Elizabeth to be used by Elizabeth to pay for capital improvements to the water system. In addition, Liberty is responsible for $7.8 million of construction expenditures, primarily for meter replacements, over the life of the contract. Of the total construction expenditures, approximately $4.0 million is expected to be expended in the next three years.

EDISON
Effective July 1, 1997, E'town, through its Edison Water Company subsidiary, commenced operation of Edison Township's 11,600-customer water system under a 20-year contract. E'town paid the township $6.3 million at closing in concession fees and expects to spend $3.6 million during the next three years to upgrade the system.

ENGINEERING/OPERATIONS/CONSTRUCTION SEGMENT
AWM
AWM expects to incur capital expenditures of $1.5 million during the next three years. These expenditures consist primarily of vehicles and equipment used in the construction and waste hauling operations.

CAPITAL RESOURCES
During 1998 E'town financed 35.5% of its capital expenditures, including concession fees for the Regulated Utilities segment and investments in the Contract Operations and Engineering/Operations/Construction segments, from internally generated funds (after payment of common stock dividends). The balance was financed with a combination of short-term borrowings under lines of credit, proceeds from capital contributions from E'town (funded by issuances of Common Stock under the Corporation's Dividend Reinvestment and Stock Purchase
Plan) and long-term debt.

For the three-year period ending December 31, 2001, E'town estimates that 52.2% of its currently projected capital expenditures and concession fees for all segments are expected to be financed with internally generated funds (after payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock, medium-term notes, proceeds of tax-exempt New Jersey Economic Development Authority (NJEDA) bonds, and short-term borrowings. Mount Holly's Mansfield Project will be financed by requisitions from the New Jersey Environmental Infrastructure Trust Financing Program. The NJEDA has granted preliminary approval for the financing of almost all of Elizabethtown's major projects during the next three years. Elizabethtown expects to pursue additional tax-exempt financing to the extent that final allocations are granted by the NJEDA.

In October 1998 E'town filed a registration statement with the Securities and Exchange Commission (SEC) to issue up to $75 million of unsecured medium-term notes. The SEC is currently reviewing the filing. E'town plans to issue approximately $25 million of these notes in the first half of 1999 to repay short-term debt incurred to finance concession fees for Liberty.

In November 1998 Mount Holly closed on two loans that will provide up to $13.2 million in 2.60% financing for the Mansfield Project through the New Jersey Environmental Infrastructure Trust Financing Program. The first loan, in the amount of $7.3 million, is through the New Jersey Environmental Infrastructure Trust (Trust), which issued tax-exempt bonds with average interest rates of 4.7%. The second loan, in the amount of $5.9 million, is from the state of New Jersey, acting through the New Jersey Department of Environmental Protection, funded by federal monies at no interest cost. The effective interest rate for the combined notes is approximately 2.60%.

In December 1997 E'town signed an agreement to issue $12 million of 6.79% Senior Notes due December 15, 2007. E'town issued $4 million of these notes in December 1997, $6 million in January 1998 and $2 million in May 1998. The proceeds were used to finance capital additions for Edison as well as to meet working capital needs.

E'town's senior debt is currently rated A3 and A- and Elizabethtown's senior debt is currently rated A3 and A by Moody's Investors Service and Standard & Poor's Ratings Group, respectively.

INTEREST RATE RISK
The Corporation is subject to the risk of fluctuating interest rates in the normal course of business. The Corporation manages interest rates through the use of fixed and, to a lesser extent, variable rate debt. As of December 31, 1998, a hypothetical single percentage point change in interest rates would result in a $.9 million change in interest costs and earnings before tax related to short-term and variable rate debt.

RESULTS OF OPERATIONS
NET INCOME for 1998 was $22.3 million or $2.70 per share on a basic basis as compared to $19.3 million or $2.44 per share for 1997. Net income increased by $3.1 million or $.26 per share, comprised of (i) $.6 million or $.07 per share due to an extended dry period in the summer of 1998 resulting in higher water consumption than in 1997 (ii) $1.1 million or $.13 per share was from lower operating expenses due to a combination of a mild winter in 1998, more efficient use of our work force, lower employee benefit costs and success with our ongoing cost control efforts and (iii) earnings of $.5 million or $.06 per share from the Contract Operations and Engineering/Operations/Construction segments, which are new operations. Capitalized construction interest accounted for an increase in net income of $.5 million or $.06 per share. These increases in earnings per share were partially offset by an increase in the number of outstanding shares.

Net Income for 1997 was $19.3 million or $2.44 per share on a basic basis as compared to $15.1 million or $1.96 per share for 1996. The increase in net income and earnings per share from the Regulated Utilities segment is attributable to the $21.8 million rate increase for the new Canal Road Water Treatment Plant (Plant) in October 1996, which was offset by the operating and financing costs of the Plant. Net income also increased $1.4 million, or $.17 per share, primarily due to variations in the weather, specifically the dry summer of 1997, as compared to the wet summer of 1996.

OPERATING REVENUES increased $11.7 million or 8.7% in 1998 over the comparable 1997 amount. The increase from the Regulated Utilities segment is primarily comprised of $1.4 million from water service to residential and wholesale customers attributable to increased water consumption as a result of warmer, drier weather in the summer of 1998 than in 1997. The revenue increase includes $3.3 million (net of intercompany sales) from the Contract Operations segment, comprised of Edison and Liberty. The Engineering/ Operations/Construction segments, comprised of AWM, contributed $5.2 million to operating revenues. New customers and the PWAC rate increase for Mount Holly account for the remainder of the increase.

Operating Revenues increased $23.4 million or 21.2% in 1997 over the comparable 1996 amount. The increase is primarily comprised of $17.7 million from a rate increase for Elizabethtown effective October 1996, $1.5 million from the operation of Edison Water Company (net of water purchased from Elizabethtown) and $3.1 million from increased water consumption due to the dry summer of 1997.

OPERATION EXPENSES increased $5.9 million or 12.2% in 1998 over 1997. The operating expenses (net of intercompany expenses) of the Contract Operations and Engineering/ Operations/Construction segments, which are newly established businesses, accounted for $7.1 million of the increase. The Regulated Utilities segment experienced decreases of $1.0 million from lower operating costs due to a mild winter, greater work force utilization, ongoing cost control efforts and decreased employee benefit costs. These decreases were partially offset by increased cost of labor, purchased water for Mount Holly and variable costs for the higher water sales.

Operation expenses increased $3.2 million or 7.1% in 1997 over the comparable 1996 amount. An increase of $.9 million resulted from the operations of Edison Water Company, which was formed in July 1997. Increases resulting from variable costs associated with the increase in water consumption totaled $.3 million. Other increases included costs associated with Applied Watershed Management (E'town's joint venture) of $.5 million and labor costs of $.6 million.

The remainder of the increase is attributable to various items, including operating costs for the Plant, information technology and other administrative costs.

MAINTENANCE EXPENSES decreased $.1 million or 1.0% in 1998, as compared to 1997 due to improved procurement procedures and preventive maintenance programs.

Maintenance expenses increased $.7 million or 12.7% in 1997 over the comparable 1996 amount. This increase is primarily attributable to costs associated with the maintenance of the Plant. The increase also includes $.4 million related to the costs of determining the most cost-effective method for disposing of byproducts generated from the water treatment process at the Raritan-Millstone Plant.

DEPRECIATION AND AMORTIZATION EXPENSE increased $1.3 million or 10.4% in 1998 compared to 1997 of which $.9 million represents amortization of initial concession fees and capital expenditures for the Contract Operation segment. The balance represents depreciation on utility plant additions for the Regulated Utility segment.

Depreciation and amortization expense increased $2.5 million or 25.3% in 1997 compared to 1996. The increase includes $2.1 million for the Plant and $.8 million for other utility plant additions. A decrease of $.6 million resulted from Elizabethtown no longer being required by the BPU to depreciate utility plant acquired through Contributions In Aid of Construction and Customers' Advances for Construction. This change was agreed to by the parties to Elizabethtown's last rate case effective in October 1996.

REVENUE TAXES increased $.2 million or 1.2% in 1998 and $2.7 million or 19.8% in 1997 due to the taxes on increases in operating revenues discussed above.

REAL ESTATE, PAYROLL AND OTHER TAXES decreased $.1 million or 4.0% in 1998. This overall decrease was comprised of additional payroll taxes due to additional labor costs, which were offset by decreases from lower-than-anticipated property taxes on the Plant. These taxes increased $.2 million or 6.8% in 1997 due to additional labor costs, as well as additional property taxes.

FEDERAL INCOME TAXES as a component of operating expenses increased $1.2 million or 11.4% and $3.7 million or 54.4% as compared to 1997 and 1996, respectively, due to the changes in the components of taxable income for all segments discussed herein.

OTHER INCOME (EXPENSE) increased $.2 million or 32.4% due to a $.4 million increase in Allowance for Funds Used During Construction (AFUDC), primarily for Elizabethtown's western operations center. Federal income taxes increased $.1 million for the taxes on the AFUDC.

Other income decreased $2.2 million or 73.9% compared to the 1996 amount. A decrease in the equity component of AFUDC of $3.5 million resulted from no longer capitalizing the financing costs associated with the Plant as the facility was placed in service in October 1996. An increase of $.2 million for other miscellaneous items, as well as the offsetting federal income taxes associated with the Other Income (Expense), account for the remainder of the decrease.

TOTAL INTEREST CHARGES increased $.5 million or 2.8% due to increased borrowing for utility plant expenditures for the Regulated Utilities segment and for the concession fee for Liberty. The debt component of AFUDC increased $.3 million, resulting in lower interest expense, as a result of higher construction expenditures, primarily for Elizabethtown's new western operations center. This decrease in interest charges was offset by the absence in 1998 of capitalized interest on real estate investments for Properties of $.3 million.

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

E'TOWN CORPORATION AND SUBSIDIARIES
During the next several years, management will seek to increase earnings per share by (i) maximizing earned returns on the Regulated Utilities segment through expansion efforts to increase sales and cost control measures and (ii) investing in water and wastewater assets (including municipal privatization contracts, as well as designing, constructing, operating and purchasing wastewater assets through AWM and AWWM, discussed below) which produce a current return. The Corporation intends to continue to sell Properties' real estate holdings during the next several years to fund a portion of the investments planned for the regulated and non-regulated businesses. The balance of such funding will be generated from internal and external sources.

Earnings per share will vary going forward due to the effect of weather on costs and pumpage, timing and adequacy of rate relief, time elapsed since the last rate increase, the nonrecurring effect of real estate sales and other factors. For 1999 E'town expects consolidated earnings per share to be similar to 1998, based on somewhat reduced returns from the regulated operations, assuming a return to normal weather patterns after the unusually dry summers in 1998 and 1997, to be offset by a gain on the sale of a parcel of land located in Green Brook, New Jersey in February 1999 of $2.08 million or approximately $.25 per share. In particular, Elizabethtown's returns should be somewhat lower in 1999 given that this year will be the third year since the last rate adjustment.

REGULATED UTILITIES SEGMENT
ELIZABETHTOWN, MOUNT HOLLY AND AWWM
Elizabethtown expects to petition the BPU for an increase in rates in 1999 to reflect the increases in construction, financing and operating costs since base rates were last established in October 1996.

Mount Holly earned a rate of return on common equity of 4.7% in 1998, compared to an authorized rate of return of 11.25%, established in its most recent rate proceeding. Mount Holly contributed $.04 to E'town's consolidated earnings per share in 1998. Management expects Mount Holly to increase its contribution to E'town's earnings per share later in 1999 and into 2000 upon receipt of additional rate relief from the rate increase filed in January 1999, so that Mount Holly can realize rates of return comparable to authorized levels. Mount Holly earned significantly below its authorized return in 1998 and 1997 as the Company was precluded from filing for needed rate relief due to ongoing litigation with NJAM.

AWWM expects to realize rates of return
comparable to those earned by Elizabethtown on its anticipated investments of $16.4 million in new wastewater facilities during the next several years.

CONTRACT OPERATIONS SEGMENT
LIBERTY
Effective July 1, 1998, E'town, through its Liberty Water Company subsidiary, commenced operation of the water supply system of the city of Elizabeth. Liberty is expected to realize a return on its capital in an amount similar to that currently earned by E'town's regulated operations.

EDISON
Effective July 1, 1997, E'town, through its Edison Water Company subsidiary, commenced operation of Edison Township's 11,600-customer water system under a 20-year contract. Edison is expected to realize a return on its capital in an amount similar to that currently earned by E'town's regulated operations. Contributions to earnings will be small through 2002 and then will increase as rate increases specified in the contract take effect.

E'town continues to pursue opportunities to operate municipal water and wastewater systems under long-term contracts, primarily in New Jersey. E'town is particularly interested in opportunities where it may have a competitive advantage due to location or experience in operation.

ENGINEERING/OPERATIONS/CONSTRUCTION
AWM
AWM provides "one-stop shopping" for water and wastewater services to residential and commercial developers. These services include the design, construction and operation of water and wastewater facilities and, in some instances, purchase of such utilities at project build-out by AWWM, thereby adding to E'town's regulated utility customer base. E'town expects the acquisition to increase its contribution to E'town's earnings per share in 1999.

FINANCING AND INVESTMENT SEGMENT
E'TOWN AND PROPERTIES
E'town is in the process of selling its various parcels of undeveloped land carried as investments of $11.3 million at December 31, 1998. One of the real estate parcels was sold in 1997 for $.4 million, resulting in a gain of less than $.1 million. Two other parcels were sold in 1998 for $1.7 million resulting in a gain of less than $.1 million. On February 17, 1999, Properties sold a parcel of land, which has been under contract since 1995 in Green Brook, New Jersey for $5.83 million, at a gain of $2.08 million net of taxes or approximately $.25 per share to be reflected in earnings in the first quarter of 1999. Cash proceeds from this sale of $1.5 million were received in 1999 and the remaining $4.33 million will be paid over the next two years. Properties has entered into contracts for the sale of all of its remaining parcels at prices that exceed the carrying cost of such properties. The eventual sale of these parcels is contingent upon the purchaser obtaining various approvals for development and could take several years. E'town expects to invest the sale proceeds from the remaining parcels into water and wastewater utility investments that produce a current return. The Corporation has no plans to make additional investments other than in water and wastewater projects.

NEW ACCOUNTING PRONOUNCEMENTS
See Note 2 of E'town's Notes to Consolidated Financial Statements for a discussion of new accounting standards that were effective in 1998.

YEAR 2000
STATE OF READINESS
The Corporation has assessed its significant business systems, as well as non-critical, peripheral support system for compliance with the Year 2000. The assessment concluded that all significant business systems (i.e. customer billing and service, financial, water treatment operating and control, water quality laboratory information and telemetric data acquisition systems) are Year 2000 compliant. The assessment also included inquiries as to the state of readiness of significant vendors whose services to the Corporation could have an impact on the Corporation's ability to deliver service to its customers. Management concluded that the delivery of electric power as well as chemicals used in the water treatment process are two areas of significant importance and received documentation from the vendors who provide these services that indicates their ability to provide service. Therefore, the Corporation expects no disruption in the services it provides to its customers and expects to process transactions in its financial, customer billing and customer services systems. The assessment did identify certain peripheral support systems that need to be addressed. A plan to address these issues has been developed and is being implemented.

THE COSTS TO ADDRESS THE CORPORATION'S YEAR 2000 ISSUES
The significant business systems of the Corporation defined above are Year 2000 compliant and have been operational for up to several years. Therefore, no further costs are expected to be incurred in connection with bringing these systems into compliance. The peripheral support systems that are being addressed will require the Corporation to incur costs to bring them into compliance. The present estimates place the total of these costs at less than $.2 million.

RISKS SSOCIATED WITH THE CORPORATION'S YEAR 2000 ISSUES
Management believes that all identifiable issues with respect to Year 2000 compliance have been addressed, or will be addressed, in sufficient time and in sufficient detail to preclude any disruption in service or adverse effect on the Corporation's financial profile. Management, therefore, believes that risks associated with this issue are minimal with respect to those areas, which are internal to the Corporation and, over which management exercises complete control. Those areas that are external to the Corporation i.e., issues associated with our vendors, have been mitigated to the extent possible through inquiry of our vendors, tests of their claims of Year 2000 compliance and development of contingency plans as considered appropriate.

CONTINGENCY PLAN
There are operational contingency plans in place on an ongoing basis to address issues, such as natural disasters, that could result in a disruption of service. These procedures would be activated in the event that certain physical facilities were not operable as a result of failures by our vendors associated with Year 2000 issues. In addition, Elizabethtown Water Company has alternative electric, natural gas and diesel generation capacity that could sustain a significant level of pumping capacity for an indefinite period of time.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(In Thousands Except Per Share Amounts)

                                                  Year Ended December 31,
                                                 1998       1997        1996

------------------------------------------------------------------------------
Operating Revenues                            $ 145,480  $ 133,826   $ 110,409
------------------------------------------------------------------------------
Operating Expenses:
  Operation                                     53,844      47,982     44,807
  Maintenance                                    6,539       6,606      5,859
  Depreciation and amortization                 13,679      12,396      9,893
  Revenue taxes                                 16,743      16,550     13,820
  Real estate, payroll and other taxes           3,027       3,152      2,952
  Federal income taxes (Note 3)                 11,685      10,487      6,791
------------------------------------------------------------------------------
        Total operating expenses                105,517     97,173     84,122
------------------------------------------------------------------------------
Operating Income                                39,963      36,653     26,287
------------------------------------------------------------------------------
Other Income (Expense):
  Allowance for equity funds used during
    construction (Note 2)                          607         215      3,725
  Federal income taxes (Note 3)                   (541)       (408)    (1,570)
  Other - net                                      940         953        760
------------------------------------------------------------------------------
        Total other income (expense)             1,006         760      2,915
------------------------------------------------------------------------------
Total Operating and Other Income                40,969      37,413     29,202
------------------------------------------------------------------------------
Interest Charges:
  Interest on long-term debt                    16,217      14,807     13,800
  Other interest expense - net                   1,641       2,560      2,645
  Capitalized interest (Note 2)                   (470)       (438)    (3,524)
  Amortization of debt discount and expense-net    438         411        395
------------------------------------------------------------------------------
        Total interest charges                  17,826      17,340     13,316
------------------------------------------------------------------------------
Income Before Preferred Stock Dividends
   of Subsidiary                                23,143      20,073     15,886
Preferred Stock Dividends                          813         813        813
------------------------------------------------------------------------------
Net Income                                    $ 22,330   $  19,260   $ 15,073
==============================================================================

Earnings Per Share of Common Stock (Note 2):
------------------------------------------------------------------------------
      Basic                                   $ 2.70     $    2.44   $   1.96
      Diluted                                 $ 2.66     $    2.41   $   1.96
------------------------------------------------------------------------------

Average Number of Shares Outstanding for
   the Calculation of Earnings Per Share:
------------------------------------------------------------------------------
      Basic                                      8,263       7,891      7,668
      Diluted                                    8,567       8,215      7,966
------------------------------------------------------------------------------

Dividends Paid Per Common Share               $   2.04   $    2.04   $   2.04
==============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
                (In Thousands)
                                                                December 31,
Assets                                                        1998        1997
------------------------------------------------------------------------------


Utility Plant-At Original Cost:
  Utility plant in service                               $ 717,985   $ 677,909
  Construction work in progress                             16,580       9,300
------------------------------------------------------------------------------
        Total utility plant                                734,565     687,209
   Less accumulated depreciation and amortization          125,262     114,424
------------------------------------------------------------------------------
        Utility plant-net                                  609,303     572,785
------------------------------------------------------------------------------


Non-utility Property and Other
  Investments - Net (Note 7)                                84,945     20,570
------------------------------------------------------------------------------


Current Assets:
  Cash and cash equivalents                                  5,909      6,233
  Short-term investments                                        31         31
  Customer and other accounts receivable
   (less reserve: 1998, $1,065, 1997, $612)                 24,720     17,539
  Unbilled revenues                                         12,198     10,412
  Infrastructure loan funds receivable (Note 4)              5,895
  Materials and supplies-at average cost                     2,538      1,966
  Prepaid insurance, taxes, other                            2,484      3,733
------------------------------------------------------------------------------
        Total current assets                                53,775     39,914
------------------------------------------------------------------------------


Deferred Charges (Note 9):
  Waste residual management                                  1,371        936
  Unamortized debt and preferred stock expenses             10,050     10,263
  Taxes recoverable through future rates (Note 3)           14,226     21,439
  Postretirement benefit expense (Note 12)                   3,490      3,738
  Other unamortized expenses                                 1,582      1,259
------------------------------------------------------------------------------
        Total deferred charges                              30,719     37,635
------------------------------------------------------------------------------
            Total                                        $ 778,742   $ 670,904
==============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
     (In Thousands)
                                                                December 31,
Capitalization and Liabilities                                1998        1997
------------------------------------------------------------------------------

Capitalization (Notes 4 and 5):
  Common shareholders' equity                            $ 215,472   $ 193,923
  Mandatory Redeemable Cumulative Preferred Stock           12,000      12,000
  Redeemable preferred stock                                   227
  Long-term debt - net                                     286,908     247,298
------------------------------------------------------------------------------
        Total capitalization                               514,607     453,221
------------------------------------------------------------------------------


Current Liabilities:
  Notes payable - banks (Note 6)                            44,022     23,000
  Long-term debt - current portion (Note 4)                     30         30
  Accounts payable and other liabilities                    19,469     11,569
  Contract obligations payable                              12,000
  Customers' deposits                                          248        272
  Municipal and state taxes accrued                         16,789     16,817
  Interest accrued                                           3,675      3,456
  Preferred stock dividends accrued                             59         59
------------------------------------------------------------------------------
        Total current liabilities                           96,292     55,203
------------------------------------------------------------------------------


Deferred Credits:
  Customers' advances for construction                      41,102     39,131
  Federal income taxes (Note 3)                             66,487     69,916
  State income taxes                                           207        196
  Unamortized investment tax credits                         7,839      8,042
  Accumulated postretirement benefits (Note 12)              4,090      4,332
------------------------------------------------------------------------------
        Total deferred credits                             119,725     121,617
------------------------------------------------------------------------------


Contributions in Aid of Construction                        48,118     40,863
------------------------------------------------------------------------------


Commitments and Contingent Liabilities (Note 11)
------------------------------------------------------------------------------
                Total                                    $ 778,742   $ 670,904
==============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CAPITALIZATION
(In Thousands Except Share Amounts)
                                                                December 31,
                                                              1998      1997
------------------------------------------------------------------------------
Common Shareholders' Equity:
  E'town Corporation:
    Common stock without par value, authorized,
     15,000,000 shares, issued 1998, 8,504,344 shares;
     1997, 8,054,461 share                               $ 169,324   $ 153,162
    Paid-in capital                                          1,315       1,315
    Capital stock expense                                   (5,160)     (5,160)
    Retained earnings                                       50,961      45,560
    Less cost of treasury stock; 1998, 32,554 shares;
     1997, 32,208 shares                                      (968)       (954)
------------------------------------------------------------------------------
        Total common shareholders' equity                  215,472     193,923
------------------------------------------------------------------------------
Preferred Shareholders' Equity (Note 4)
  Elizabethtown Water Company:
    Mandatory Redeemable Cumulative Preferred Stock:
      $100 par value, authorized, 200,000 shares; $5.90
      series, issued and outstanding, 120,000 shares        12,000      12,000
   Cumulative Preferred Stock:
       $25 par value, authorized, 500,000 shares;
        none issued
   Applied Wastewater Management, Inc:
       Redeemable Preferred Stock:
       No par value, non-cumulative, issued and
        outstanding, 227 shares                                227
------------------------------------------------------------------------------
        Total preferred shareholders' equity                12,227      12,000
------------------------------------------------------------------------------
Long-Term Debt (Notes 4 and 8):
  E'town Corporation:
    6 3/4% Convertible Subordinated Debentures, due 2012    10,499      11,354
    6.79% Senior Notes, due 2007                            12,000       4,000
  Liberty Water Company:
    Contract Obligations Payable                            19,000
  Applied Wastewater/Applied Water Management:
    Notes Payable                                              261
  Elizabethtown Water Company:
    7.20% Debentures, due 2019                              10,000      10,000
    7 1/2% Debentures, due 2020                             15,000      15,000
    6.60% Debentures, due 2021                              10,500      10,500
    6.70% Debentures, due 2021                              15,000      15,000
    8 3/4% Debentures, due 2021                             27,500      27,500
    8% Debentures, due 2022                                 15,000      15,000
    5.60% Debentures, due 2025                              40,000      40,000
    7 1/4% Debentures, due 2028                             50,000      50,000
    Variable Rate Debentures, due 2027                      50,000      50,000
  The Mount Holly Water Company:
    New Jersey Environmental Infrastructure Trust Notes      7,295
    New Jersey Department of Environmental Protection Notes  5,895
    Notes Payable (due serially through 2000)                   30          57
------------------------------------------------------------------------------
        Total long-term debt                               287,980     248,411
    Unamortized (discount) premium-net                      (1,072)    (1,113)
------------------------------------------------------------------------------
        Total long-term debt-net                           286,908     247,298
------------------------------------------------------------------------------
           Total Capitalization                          $ 514,607   $ 453,221
==============================================================================
See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(In Thousands Except Share Amounts)
                                                   Year Ended December 31,
                                                 1998       1997        1996
------------------------------------------------------------------------------

Common Stock:
Balance at Beginning of Year                   $ 153,162  $ 145,661  $ 138,668
Common stock issued under Dividend Reinvestment
 and Stock Purchase Plan (1998, 213,568 shares;
 1997, 227,992 shares; 1996, 258,673 shares)       7,861      6,980      6,993
Redemption of Convertible Debentures (1998,
 18,100 shares)                                      724
Issuance of restricted stock under compensation
 programs (1998, 9,590 shares; 1997, 4,033 shares)   332        123
Issuance of restricted stock for acquisitions
   (1998, 186,310 shares) (Note 7)                 6,653
Exercise of stock options (1998, 22,315 shares;
 1997, 14,685 shares)                                592        398
------------------------------------------------------------------------------
      Balance at End of Year                     169,324    153,162    145,661
------------------------------------------------------------------------------

Paid-in Capital:                                   1,315      1,315      1,315
------------------------------------------------------------------------------

Capital Stock Expense:                            (5,160)    (5,160)    (5,160)
------------------------------------------------------------------------------

Retained Earnings:
  Balance at Beginning of Year                    45,560     42,434     42,995
  Net Income                                      22,330     19,260     15,073
  Dividends on common stock (1998, 1997 and
   1996, $2.04)                                  (16,929)   (16,134)   (15,634)
------------------------------------------------------------------------------
      Balance at End of Year                      50,961     45,560     42,434
------------------------------------------------------------------------------

Treasury Stock:
  Balance at Beginning of Year                      (954)      (737)     (737)
   Cost of shares redeemed to exercise stock
    options (1998, 346 shares; 1997, 6,332 shares)   (14)      (217)
------------------------------------------------------------------------------
      Balance at End of Year                        (968)      (954)     (737)
------------------------------------------------------------------------------

     Total Common Shareholders' Equity         $ 215,472  $ 193,923 $ 183,513
==============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
         (In Thousands)
                                                   Year Ended December 31,
                                                 1998       1997        1996
------------------------------------------------------------------------------
Cash Flows Provided by Operating Activities:
 Net Income                                   $ 22,330   $  19,260   $ 15,073
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                13,679      12,396      9,893
   (Increase) decrease in deferred charges        (736)        699       (638)
   Deferred income taxes and investment tax
     credits-net                                 3,592       2,778      4,917
   Capitalized interest and AFUDC               (1,077)       (653)    (7,249)
   Other operating activities-net               (1,227)        382        305
 Change in current assets and current liabilities
  excluding cash, short-term investments and
  current portion of debt:
     Customer and other accounts receivable     (7,181)     (1,352)      (203)
     Unbilled revenues                          (1,786)     (1,056)    (1,912)
     Accounts payable and other liabilities      7,876      (4,656)      (634)
     Accrued/prepaid interest and taxes          1,440       3,088     (1,755)
     Other                                        (572)         99       (133)
------------------------------------------------------------------------------
   Net cash provided by operating activities    36,338      30,985     17,664
------------------------------------------------------------------------------
Cash Flows Provided by Financing Activities:
 Proceeds from issuance of common stock          9,163       7,284      6,993
 Funds held in Trust by others                  (7,234)
 Proceeds from issuance of debentures                       54,000
 Debt and preferred stock issuance and
   amortization costs                              213        (755)       430
 Issuance of other of long-term debt            15,295
 Repayment of long-term debt                    (1,381)       (224)      (233)
 Contributions and advances for construction-net 9,226       4,759      2,521
 Net increase (decrease) in notes
  payable - banks                               21,022     (46,000)    42,000
 Dividends paid on common stock                (16,929)    (16,134)   (15,634)
------------------------------------------------------------------------------
  Net cash flows provided by
  financing activities                          29,375       2,930     36,077
------------------------------------------------------------------------------
Cash Flows Used for Investing Activities:
 Utility plant and other capital expenditures
 (excluding allowance for funds used
  during construction)                          (44,634)   (24,612)   (55,125)
 Purchase of privatization contracts            (19,856)    (5,810)
Capital expenditures on privatization contracts  (2,747)      (717)
 Proceeds from sale of land                       1,200        440
 Development costs of land (excluding
   capitalized interest)                                      (211)      (313)
------------------------------------------------------------------------------
  Net cash flows used for investing activities  (66,037)   (30,910)   (55,438)
------------------------------------------------------------------------------
Net (Decrease) Increase in Cash
  and Cash Equivalents                             (324)     3,005     (1,697)
Cash and Cash Equivalents at
  Beginning of Period                             6,233      3,228      4,925
------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period      $ 5,909  $   6,233   $  3,228
==============================================================================
Supplemental Disclosures of Cash
  Flow Information:
    Cash paid during the year for:
      Interest (net of amount capitalized)    $ 16,532   $  16,719   $  8,966
      Income taxes                            $  7,723   $   6,023   $  5,723
      Preferred stock dividends               $    708   $     708   $    708
------------------------------------------------------------------------------
See Notes to Consolidated Financial Statements.

1. ORGANIZATION
E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), E'town Properties, Inc. (Properties), Edison Water Company (Edison), Liberty Water Company, (Liberty), Applied Water Management, Inc. (AWM) and Applied Wastewater Management, Inc. (AWWM). The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION
The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities. AWWM is a regulated wastewater utility. All three companies follow the Uniform System of Accounts, as adopted by the New Jersey Board of Public Utilities (BPU).

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

Depreciation is generally computed on a straight-line basis at functional rates for all classes of assets. The provision for depreciation, as a percentage of average depreciable property, was 1.81% for 1998, 1.85% for 1997 and 1.73% for 1996.

ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION
Elizabethtown, Mount Holly and AWWM capitalize, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC, a non-cash credit on the Statements of Consolidated Income, is added to the construction cost of the project and included in rate base and then recovered through depreciation charges in rates during the assets' useful lives. AFUDC is comprised of a debt component (credited to Interest Charges) and an equity component (credited to Other Income) in the Statements of Consolidated Income. AFUDC totaled $1.08 million, $.38 million and $6.93 million for 1998, 1997 and 1996, respectively. AFUDC in 1996 was larger than other years due to the construction of Elizabethtown's Canal Road Water Treatment Plant.

NON-UTILITY PROPERTY
Ongoing costs associated with real estate parcels are being expensed, as incurred. Properties had capitalized direct costs, real estate taxes and interest costs associated with certain real estate parcels as they were being developed. All the parcels were available for sale as of November 1997 and therefore, no interest was capitalized in 1998. The amount of interest capitalized for 1997 and 1996 was $.27 million and $.32 million, respectively (see Note 7).

REVENUES
Water revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.

The construction division of AWM engages in fixed-price and modified fixed-price contracts for the construction of wastewater facilities. These revenues are recognized on the percentage-of-completion method, measured by the cost-to-cost method.

Contract costs include all direct material and labor costs and those indirect costs related to contract performance such as tools and vehicle costs. Selling, general and administrative costs are charged to expense as incurred.

FEDERAL INCOME TAXES
E'town files a consolidated federal tax return. Deferred income taxes are provided for temporary differences between the bases of assets and liabilities for tax and financial statement purposes for the non-regulated companies. Deferred income taxes are also provided for each regulated water utility to the extent permitted by the BPU. The regulated water utilities account for prior years' investment tax credits by the deferral method, which amortizes the credits over the lives of the respective assets. The non-regulated companies utilize the flow-through method to account for investment tax credits. This method treats the credits as a reduction of federal income taxes in the year the credits arise.

CUSTOMERS' ADVANCES FOR CONSTRUCTION AND CONTRIBUTIONS
IN AID OF CONSTRUCTION
Customers' Advances for Construction (CAC) and Contribu-tions in Aid of Construction (CIAC) represent capital provided by developers for main extensions to new real estate developments. Some portion of CAC is refunded based upon the revenues that the new developments generate. CIAC also represents CAC that, under the terms of individual main extension agreements, are no longer subject to refund.

SHORT-TERM INVESTMENTS
Short-term investments are stated at cost, which approximates market value.

EARNINGS PER SHARE OF COMMON STOCK
Basic earnings per share are computed on the basis of the weighted average number of shares outstanding. Diluted earnings per share assumes both the conversion of the 6 3/4% Convertible Subordinated Debentures and common stock equivalents, assuming all stock options are exercised (see Note 5). The calculations of basic and diluted earnings per share for the three years ended December 31, 1998 follow:


(thousands of dollars)                  1998            1997            1996
--------------------------------------------------------------------------------
Basic:
Net Income                      $     22,330    $     19,260    $     15,073
Average common shares
 outstanding                           8,263           7,891           7,668
--------------------------------------------------------------------------------
Basic earnings per share        $       2.70    $       2.44    $       1.96
================================================================================
Diluted:
Net income                      $     22,330    $     19,260    $     15,073
After tax interest expense
 applicable to 6 3/4%
  Convertible Subordinated
   Debentures                           488              500             513
--------------------------------------------------------------------------------
Adjusted net income             $    22,818     $     19,760     $    15,586
--------------------------------------------------------------------------------
Average common shares
 outstanding                          8,263            7,891           7,668
Additional shares from
 assumed exercise of stock
  options                                42               40               6
Additional shares from
 assumed conversion of
  6 3/4% Convertible
   Subordinated Debentures              262              284             292
--------------------------------------------------------------------------------
Average common shares
 outstanding as adjusted              8,567            8,215           7,966
--------------------------------------------------------------------------------
Diluted earnings per share      $      2.66     $       2.41     $      1.96
================================================================================

CASH EQUIVALENTS
The Corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

NEW ACCOUNTING PRONOUNCEMENTS
The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is effective for fiscal years beginning after December 15, 1997. The pronouncement requires disclosure of selected information about operating segments in interim financial reports. Although the Corporation did not meet the earnings or assets thresholds of SFAS No. 131 in 1998, which would require segment reporting, it is expected the Corporation will be required to report its various segments in 1999. Therefore, the Corporation has reported such segment information in 1998 in anticipation of meeting the requirements (see Note 14).

In February 1998 the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits," effective for fiscal years beginning after December 15, 1997. The pronouncement revises certain disclosure requirements for pension and other postretirement plans but does not change the measurement or recognition of expenses under those plans. The pronouncement standardizes the disclosure requirements for pensions and other postretirement benefit obligations to the extent practicable; requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis; and eliminates disclosures that are no longer useful. E'town has adopted these new disclosure requirements for the year ended December 31, 1998 (see Note 12).

In March 1998 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP is effective for fiscal years beginning after December 15, 1998, and establishes criteria for capitalizing certain internal use software costs. Adoption of the SOP will not have an effect on the Corporation's financial statements.

In April 1998 the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities" which is effective for fiscal years beginning after December 15, 1998, and provides guidance on the expensing of costs of start-up activities as these costs are incurred. E'town adopted this SOP in January 1998 and as a result has recognized an expense of less than $.1 million for such start-up costs in these financial statements. All expenditures for start-up costs during 1998 have been expensed as incurred.

In June 1998 the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity." This Statement must be adopted by the quarter ended March 31, 2000. The Corporation does not believe this Statement will have any impact on its financial statements.

In June 1997 the FASB issued SFAS 130, "Reporting Comprehensive Income," which is effective for fiscal years beginning after December 15, 1997. SFAS 130 dictates that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement displayed with the same prominence as other financial statements. It also requires that an enterprise classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. E'town adopted SFAS 130 effective January 1, 1998. The effects of adoption of SFAS 130 are not material for E'town.

RECLASSIFICATION
Certain prior year amounts have been reclassified to conform to the current year's presentation.

3. FEDERAL INCOME TAXES
The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35%) with the amount reported in the Statements of Consolidated Income follow:

(thousands of dollars)                  1998            1997            1996
--------------------------------------------------------------------------------
Tax expense at statutory rate       $ 12,378        $ 10,843        $  8,486
Items for which deferred taxes
 are not provided:
  Difference between book
   and tax depreciation                   63              58             132
  Other                                  (12)            197             (55)
Investment tax credits                  (203)           (203)           (202)
--------------------------------------------------------------------------------
Provision for federal income taxes  $ 12,226        $ 10,895        $  8,361
================================================================================
The provision for federal
 income taxes is comprised
 of the following:
Current                             $  8,301        $  6,759        $  3,249
Tax on main extension
 refunds                                 525           1,369             207
Deferred:
 Tax depreciation                      3,086           2,670           3,333
 Capitalized interest                     91             114           1,375
 Main cleaning and lining                796             612             587
 Other                                  (189)           (426)           (186)
Investment tax credits - net            (203)           (203)           (204)
Refund from IRS                         (181)
--------------------------------------------------------------------------------
Total provision                     $ 12,226        $ 10,895        $  8,361
================================================================================

Elizabethtown and Mount Holly provide deferred taxes at the enacted statutory rate for all temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities irrespective of the treatment for rate-making purposes. Management believes it is probable that the accumulated tax benefits that previously have been treated as a flow-through item to Elizabethtown and Mount Holly's customers will be recovered from utility customers in the future. Accordingly, offsetting regulatory assets were established. At December 31, 1998, Elizabethtown and Mount Holly had deferred tax liabilities of $13.7 million and $.5 million, respectively. There were also, at December 31, 1998, offsetting regulatory assets for the same amounts representing the future revenue expected to be recovered through rates based upon established regulatory practices which permit recovery of current taxes payable. These amounts were determined using the enacted federal income tax rate of 35% and were calculated in accordance with SFAS No. 109.

The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1998 and 1997 is as follows:

(thousands of dollars)                                  1998            1997
--------------------------------------------------------------------------------
Water utility plant - net                          $ (47,538)      $ (43,611)
Non-utility property                                     251              25
Other investments                                       (787)           (833)
Taxes recoverable through
 future rates                                        (14,226)        (21,439)
Prepaid pension expense                                    2             103
Capitalized interest                                  (3,983)         (3,891)
Waste residuals                                         (480)           (322)
Other assets                                             560             429
Other liabilities                                       (286)           (377)
--------------------------------------------------------------------------------
Net deferred income tax liabilities                $ (66,487)      $ (69,916)
================================================================================

4. CAPITALIZATION
E'town routinely makes equity contributions to Elizabethtown, which represent the proceeds of common stock issued under E'town's Dividend Reinvestment and Stock Purchase Plan (DRP). Such equity contributions amounted to $7.86 million for the year ended December 31, 1998.

E'town also issued $6.65 million (186,310 shares) of common stock for the purchase of Applied Wastewater General Partnership (AWG) (see Note 7).

The Corporation maintains a Shareholder' Rights Plan (Rights Plan). Generally, under the Rights Plan, if a person or group acquires 10% or more of the Corporation's common stock or announces a tender offer for the Corporation's common stock, non-acquiring shareholders may, under certain circumstances, exercise rights (Rights) to allow them to significantly increase their percentage of ownership of the Corporation's common stock. Such Rights may be redeemed by the Board of Directors.

PREFERRED STOCK
Elizabethtown's $5.90 Mandatory Redeemable Cumulative Preferred Stock is not redeemable at the option of the Company. Elizabethtown is required to redeem the entire issue at $100 per share on March 1, 2004.

AWWM's no par value, non-cumulative preferred stock is redeemable at the option of the Corporation.

LONG-TERM DEBT
Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1998, $7.56 million of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $43.40 million of E'town's consolidated retained earnings were unrestricted.

In October 1998 E'town filed a registration statement on Form S-3 with the Securities and Exchange Commission (SEC) to issue up to $75 million of unsecured medium-term notes. The SEC is currently reviewing the filing. E'town plans to issue approximately $25 million of these notes in the first half of 1999 to repay short-term debt incurred to finance the acquisition of the contract to operate the water system of the city of Elizabeth and capital costs for the non-regulated subsidiaries (see Note 7).

In November 1998 Mount Holly closed on loan agreements that will make available up to $13.19 million in proceeds from the issuance of unsecured notes through the New Jersey Environmental Infrastructure Trust Financing Program. This program provides financing through two loans. The first loan, in the amount of $7.30 million, is through the New Jersey Environmental Infrastructure Trust (Trust), which issued tax-exempt bonds with average interest rates of 4.7%. The second loan, in the amount of $5.89 million, is from the State of New Jersey, acting through the New Jersey Department of Environmental Protection. The state is participating in the Safe Drinking Water State Revolving Fund, authorized by the Safe Drinking Water Act amendments of 1996, whereby the federal government is funding the state loan at no interest cost. The effective interest rate for the combined notes is approximately 2.60%. The proceeds of the loans will finance the construction of the Mansfield Project (see Note 10).

In December 1997 E'town signed an agreement to issue $12 million of 6.79% Senior Notes due December 15, 2007. E'town issued $4 million of these notes in December 1997, $6 million in January 1998 and $2 million in May 1998. The proceeds were used to finance capital additions for Edison as well as to meet working capital needs. The agreement requires the maintenance of a consolidated fixed charges coverage ratio of at least 1.5 to 1 and a debt to total capitalization ratio not to exceed .65 to 1. As of December 31, 1998, the fixed charges coverage ratio was 2.8 to 1 and the debt to total capitalization ratio was .63 to 1, calculated in accordance with the agreement.

In June 1997 Elizabethtown issued a total of $50 million of 30-year Variable Rate Debentures due December 2027, $25 million of Series A and $25 million of Series B, to evidence a like amount of Variable Rate Notes issued through the New Jersey Economic Development Authority (NJEDA). The proceeds were used to repay $50 million of balances outstanding under Elizabethtown's revolving credit agreement. The NJEDA Notes are remarketed on a weekly basis, at which time the interest rates on each issue are subject to change. The rates in effect as of December 31, 1998, were 3.90% for Series A and 3.85% for Series B.

E'town's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December 31, 1998, 262,475 shares of common stock were reserved for issuance upon exercise of the conversion rights.

Liberty is obligated, under its contract with the city of Elizabeth, to make installment payments of $12 million in June 1999, which has been recorded as Contract Obligations Payable, and $19 million in June 2000, which has been recorded as Long-term Debt in the financial statements (see Note 7).

5. PERFORMANCE STOCK PLAN AND STOCK OPTION PLAN
The Corporation has a Performance Stock Plan whereby, restricted stock is awarded to key employees and is amortized over three years as compensation expense. The Corporation recognized compensation expense of less than $.1 million for each of the three years ended December 31, 1998. The individual share prices of restricted shares issued for 1998 and 1997 were $34.56 and $30.50, respectively. No restricted shares were issued in 1996.

E'town has a Stock Option Plan, a qualified incentive plan, under which options to purchase shares of E'town's common stock have been granted to key employees at prices not less than the fair market value at the date of grant. The Stock Option Plan provides that options may be exercised at any time after one year up to an expiration date, not to exceed 10 years from the date of grant. There were 22,315 and 14,685 options exercised in 1998 and 1997, respectively, and none in 1996. There were 1,000 and 2,000 options forfeited in 1998 and 1997, respectively, and none in 1996.

A summary of the details of stock option grants and outstanding balances is presented below:

        Year     Options   Option            Options Outstanding
        Granted  Granted   Price      12/31/98  12/31/97  12/31/96
        ----------------------------------------------------------
        1989      7,500     $24.67       2,200     7,500     7,500
        1990      7,500     $26.67       7,500     7,500     7,500
        1995     77,000     $27.12      44,300    60,315    77,000
        1996      4,000     $26.87       2,000     4,000     4,000
        1997     25,000     $29.75      25,000    25,000
        1998      4,000     $41.00       4,000
        ----------------------------------------------------------
        Total                           85,000   104,315    96,000
        ==========================================================

In connection with the adoption of SFAS 123 "Accounting for Stock-Based Compensation," which was effective in 1996, the Corporation elected to continue to account for its Stock Option Plan using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide proforma disclosure of the effect of adopting SFAS 123. The effect of accounting for options under SFAS 123 would be to reduce earnings by $.03 million, $.06 million and less than $.01 million for 1998, 1997 and 1996, respectively, and $.004, $.008 and $.0003 per share for 1998, 1997 and 1996, respectively. The actual fair values of individual options granted for 1998, 1997 and 1996 were $5.14, $3.38 and $1.09, respectively. This calculation was based upon the Black-Scholes option pricing model. The assumptions used in the option pricing model for 1998, 1997 and 1996, respectively were as follows: expected volatility 30%, 30% and 8.3%; dividend yield 4.3%, 6.5% and 7.4%. The risk-free interest rate used for each of the three years was 7%.

6. LINES OF CREDIT
E'town has $98 million of uncommitted lines of credit with several banks, of which up to $43 million is available to E'town for use by the Corporation or its unregulated subsidiaries as of December 31, 1998. These lines, together with internal funds and proceeds of future issuances of debt and preferred stock by Elizabethtown, and sales of common stock and issuances of short- and long-term debt by E'town, are expected to be sufficient to finance the Corporation's capital needs.

Information relating to bank borrowings for 1998, 1997 and 1996 is as follows:

(thousands of dollars)                      1998           1997          1996
--------------------------------------------------------------------------------
Maximum amount outstanding              $ 44,000       $ 69,500      $ 69,000

Average monthly amount outstanding      $ 26,238       $ 43,525      $ 45,240

Average interest rate at year end            5.9%           6.2%          5.7%

Compensating balances at year end       $     0        $     0       $     0

Weighted average interest rate based
 on average daily balances                   6.0%           5.8%          5.8%


7. NON-UTILITY PROPERTY AND OTHER INVESTMENTS
The detail of amounts included in Non-Utility Property and Other Investments at December 31 is as follows :

(thousands of dollars)                                     1998          1997
--------------------------------------------------------------------------------
Concession fees on privatization
 contracts - net of amortization                       $ 55,505      $  5,594
Capital assets for privatization
 contracts - net of amortization                          3,341           700
Investments in real estate                               11,341        12,788
Funds held in trust by others                             7,234
Goodwill on AWM and AWWM
 acquisitions - net of amortization                       5,401
Investment in SEGS                                        1,214         1,330
Other capital assets                                        637
Other                                                       272           158
--------------------------------------------------------------------------------
Total                                                  $ 84,945      $ 20,570
================================================================================

Effective July 1, 1998, E'town, through Liberty, has entered into a contract with the city of Elizabeth (Elizabeth), New Jersey to operate its water system under a 40-year contract serving 17,900 customers. Under the contract, Liberty made a payment to Elizabeth of $19.7 million in 1998 and is contractually obligated to make payments to Elizabeth of $12 million in June 1999 and $19 million in June 2000, which have been included in Concession Fees on Privatization contracts, net of amortization ($31 million representing a non-cash transaction in 1998). These Concession Fees are being amortized on a straight-line basis over the life of the contract. Also under the terms of the contract, Liberty will deposit $57.8 million from revenues earned over the 40-year contract, of which $52.3 million is due after 2012, into a fund administered by Elizabeth to be used by Elizabeth to pay for capital improvements to the water system. In addition, Liberty is responsible for $7.45 million of construction expenditures, primarily for meter replacements, over the life of the contract. These construction expenditures, as they are incurred, are being amortized on a straight-line basis over the remaining life of the contract. Of these total commitments, approximately $4.01 million is expected to be expended in the next three years. E'town will receive all the revenues from operating the system in accordance with rate increases set forth in the contract. E'town is also responsible for all operating expenses as well as the capital expenditures discussed above. Performance by Liberty of the contract provisions is guaranteed by E'town.

E'town also performs the commercial billing operations for the wastewater system of Elizabeth. E'town does not operate the wastewater system. E'town does the wastewater billing for Elizabeth and remits all cash collected to Elizabeth. Recorded on the financial statements as Customer and Other Accounts Receivable are the receivables from the customers of Elizabeth for wastewater services in the amount of $3.37 million. An equal amount of liability to Elizabeth is included in Accounts Payable and Other Liabilities which has been established to reflect E'town's obligation to remit these funds to Elizabeth as collected.

In 1997 E'town formed a wholly-owned subsidiary, Edison Water Company (Edison), for the purpose of managing the assets and operations of the Edison Township water system under a 20-year contract. Edison serves approximately 11,600 residential, commercial and industrial customers. Edison bills and receives all water revenues generated as a result of operating the water system of the township of Edison, New Jersey and pays all the expenses under the contract. Edison expects to make expenditures of approximately $25 million during the 20-year life of the contract of which $10.16 million has been spent to date. Construction expenditures, as they are incurred, are being amortized on a straight-line basis over the remaining life of the contract. Of the total, approximately $3.61 million is expected to be expended in the next three years of the contract. An initial payment of $5.7 million was made upon the closing in June 1997 and has been included in concession fees on privatization contracts, net of amortization. Performance by Edison of the contract provisions is guaranteed by E'town.

Also included in Non-Utility Property and Other Investments at December 31, 1998, and 1997 is $11.34 million and $12.79 million, respectively, of investments in various parcels of undeveloped land in New Jersey.

One of the real estate parcels was sold in 1997 for $.4 million, resulting in a gain of less than $.1 million. Two other parcels were sold in 1998 for $1.7 million resulting in a gain of less than $.1 million. Cash proceeds of $1.2 million were received in 1998 and the balance was financed with a one-year mortgage at an interest rate of 8%, with full payment due in 1999. On February 17, 1999, Properties sold a parcel of land which has been under contract since 1995 in Green Brook, New Jersey for $5.83 million, at a gain of $2.08 million net of taxes. Cash proceeds of $1.5 million were received in 1999 and the remaining $4.33 million was financed with a 7.75% mortgage, to be paid over two years. The gain will be reflected in earnings in the first quarter of 1999. The sale proceeds will be invested into water and wastewater investments that produce a current return. Properties has entered into contracts for sale for all of its remaining parcels. The eventual sale of these parcels is contingent upon the purchaser obtaining various approvals for development. This process could take several years. Based upon independent appraisals received at various times prior to 1997 and the expected sales prices for properties under contract to be sold, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1998.

In 1995 the Corporation entered into a three-year joint venture agreement with the Applied Wastewater Group (AWG) to form a New Jersey limited liability company, Applied Watershed Management, LLC. AWG was a unit of several privately held and affiliated companies providing design, engineering, construction and operating services for water and wastewater facilities. E'town exercised an option to purchase the operations of AWG to provide a full complement of water and wastewater services and consequently closed on the transaction in June 1998. The purchase price, in a non-cash transaction, was $6.6 million (185,005 restricted common shares) for the three companies that now comprise AWM and $.04 million (1,305 restricted common shares) for AWWM, a regulated wastewater utility, in a stock-for-stock transaction accounted for as a purchase. Of the shares issued, 20% are being held in escrow. The goodwill amounted to $5.46 million, which is being amortized over a 40-year period. The purchase price is subject to a potential downward post-closing adjustment based upon a multiple of earnings for the twelve months ended March 31, 1998. As required by the purchase contract, E'town has undertaken an audit of AWG for such period. Therefore, the amount of any post-closing adjustment is not yet determinable. Had the acquisition been consummated as of January 1, 1997, the pro-forma effect on revenues, net income and earnings per share for the years ended December 31, 1998, and 1997 would be immaterial. A calculation of the net assets acquired in the AWG transaction is as follows:

(thousands of dollars)
--------------------------------------------------------------------------------
Working capital                                                      $ 1,171
Goodwill                                                               5,460
Utility plant in service - net of CIAC                                   427
Other property and investments                                           572
Long-term debt                                                          (750)
Preferred equity                                                        (227)
--------------------------------------------------------------------------------
Net assets acquired                                                  $ 6,653
================================================================================

Included in Non-Utility Property and Other Investments at December 31, 1998, and 1997 is an investment of $1.21 million and $1.33 million, respectively, ($.43 million and $.30 million net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California. The Corporation owns a 3.19% interest in SEGS. The transaction is being accounted for on the equity method. The Corporation will continue to monitor the relationship between the carrying and net realizable values of its investment in SEGS, based upon information provided by SEGS management as well as through cash flow analyses.

8. FINANCIAL INSTRUMENTS
The carrying amounts and the estimated fair values, as of December 31, 1998, and 1997, of financial instruments issued or held by the Corporation are as follows:

(thousands of dollars)                                    1998          1997
--------------------------------------------------------------------------------
Short-term investments:
  Carrying amount                                    $      31     $      31
  Estimated fair value                                      69            59
Cumulative preferred stock:
  Carrying amount                                    $  12,227     $  12,000
  Estimated fair value                                  13,247        11,760
Long-term debt:
  Carrying amount                                    $ 267,908     $ 247,298
  Estimated fair value                                 280,630       254,599

Estimated fair values are based upon quoted market prices for these or similar securities.

9. REGULATORY ASSETS AND LIABILITIES
Certain costs incurred by Elizabethtown and Mount Holly, which have been deferred, have been recognized as regulatory assets and are being amortized over various periods, as set forth below:

(thousands of dollars)                                    1998          1997
--------------------------------------------------------------------------------
Waste residual management                           $    1,371     $     936
Unamortized debt and preferred stock expense             9,368         9,656
Taxes recoverable through future rates (Note 3)         14,226        21,439
Postretirement benefit expense (Notes 10 and 12)         3,490         3,738
Safety management expense                                  245           331
Business process redesign                                  210           284
Rate case expenses                                           7            80
PWAC under (over) recovery                                 305            (8)
--------------------------------------------------------------------------------
Total                                                $  29,222     $  36,456
================================================================================

WASTE RESIDUAL MANAGEMENT
The costs of disposing of the byproducts generated by Elizabethtown's and Mount Holly's water treatment plants are being amortized and recovered in rates over three- and five-year periods, respectively, for ratemaking and financial statement purposes. No return is being earned on the deferred balances related to these programs.

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

PURCHASED WATER ADJUSTMENT CLAUSE
In 1994 Elizabethtown established a Purchased Water Adjustment Clause (PWAC), to reflect the cost of water purchased from the New Jersey Water Supply Authority (NJWSA). The current rate for the PWAC is zero since the costs of purchased water were reflected in the 1996 rate case; however, because of the high pumpage in the summer of 1998, Elizabethtown has underrecovered its purchased water costs and therefore, has deferred $.23 million as of December 31, 1998. As of December 31, 1998, Mount Holly has deferred $.08 million of PWAC costs (see Note
10).

RATE CASE EXPENSES
Rate case expenses are being substantially recovered in rates during two-year periods. There were no regulatory liabilities at December 31, 1998, or 1997.

10. REGULATORY MATTERS
ELIZABETHTOWN
In December 1997 the BPU adopted a Stipulation for rate increases for Elizabethtown and Mount Holly, effective January 1, 1998, for the full recovery of costs associated with SFAS No. 106 "Accounting for Employer's Postretirement Benefits" on an accrual basis less the costs associated with SFAS No. 106 expenses previously recovered in rates. The total increases in annual operating revenues resulting from these Stipulations are $.39 million for Elizabethtown and $.02 million for Mount Holly.

Elizabethtown expects to file for rate relief later in 1999 to recover additional construction and financing costs incurred since base rates were last established in October 1996.

MOUNT HOLLY
On October 6, 1998, the BPU issued an Order adopting a Stipulation signed by the parties to Mount Holly's proceeding for a review of the prudency of constructing a new well field, treatment plant and pipeline to provide an alternate water source required due to state mandated restrictions. This project is known as the Mansfield Project. The Stipulation indicated that the Mansfield Project provides the most cost-effective alternative available to Mount Holly customers for meeting the requirements for an alternative source of supply for the Mount Holly system. Effective in March 1998 Mount Holly began purchasing one million gallons per day from New Jersey-American Water Company (NJAM) and will continue to purchase this water until the later of January 1, 2000, or the date the Mansfield Project is placed into service.

In September 1997 Mount Holly filed a petition with the BPU to establish a PWAC to reflect the cost of water purchased from NJAM under the agreement discussed above. On May 27, 1998, the BPU adopted a Stipulation signed by the parties to the PWAC case for an increase in annual revenues under Mount Holly's PWAC of $1.29 million or 38.9%. Mount Holly has deferred the increase in purchased water cost between March 19 and May 27 as Other Unamortized Expenses. Recovery of this amount has been requested in the rate increase discussed below. As of December 31, 1998, Mount Holly has deferred $.08 million of these costs.

On January 29, 1999, Mount Holly filed a petition with the BPU for a $2.09 million or 40.55% rate increase, which reflects additional construction and financing costs, as well as increases in operating costs since base rates were last established in January 1996. This rate case also includes $8.96 million in costs with a corresponding rate increase of $1.30 million, for the portion of the Mansfield Project that was placed in service in the third quarter of 1998. A decision is expected during the fall of 1999. Mount Holly expects to file an additional rate case later in 1999 for the remaining cost of the Mansfield Project, to coincide with the completion of the project and the expiration of the agreement to purchase water from NJAM and the cancellation of the PWAC.

11. COMMITMENTS AND CONTINGENT LIABILITIES
Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the NJWSA a minimum of 37 billion gallons of water annually. Effective July 1, 1997, the annual cost of water under contract is $7.86 million. The Company purchases additional water from the NJWSA on an as-needed basis. The total cost of water purchased from the NJWSA was $8.91 million, $8.79 million and $8.70 million for 1998, 1997 and 1996, respectively.

Mount Holly is obligated, under a contract, to purchase water from NJAM, at a rate of one million gallons per day until the Mansfield Project is completely in service in approximately January 2000. The annual cost of the purchased water is $1.16 million.

In connection with E'town's agreement to operate the water systems of the township of Edison and the city of Elizabeth, E'town has certain contractual commitments which are set forth in Note 7.

Capital expenditures of E'town and its subsidiaries are estimated to be $150.43 million, exclusive of concession fees, through 2001, of which $140.96 million is for Elizabethtown, Mount Holly and AWWM's utility plant and $9.47 million is for non-utility expenditures.

Expected future minimum rental payments required under noncancelable leases with terms in excess of one year at December 31 of each of the years 1999 through 2003 are: 1999, $.97 million; 2000, $.99 million; 2001 $1.03 million; 2002, $.90 million and 2003, $.61 million. Rent expense totaled $.83 million, $.72 million and $.84 million in 1998, 1997 and 1996, respectively.

Elizabethtown and AWM lease vehicles and certain office equipment. The minimum payments required under noncancelable leases with terms in excess of one year at December 31 of each of the years 1999 through 2003 are: $1.04 million, $1.04 million, $1.03 million, $1.02 million and $1.02 million. The lease expense for 1998 was $.29 million. There were no lease expenses for 1997 or 1996 as vehicles were not leased during that time period.

ENVIRONMENTAL, LEGAL AND OTHER MATTERS
There are environmental matters that are inherent in the production, transmission and distribution of water as well as in the treatment of wastewater. The Corporation is sensitive to these issues and mitigates the environmental impact of these activities to the extent required by the laws and regulations under which these activities are governed and makes efforts to exceed the regulatory requirements where practical.

The Corporation, in the ordinary course of business, periodically becomes involved in litigation. There is currently no litigation in progress regarding environmental or other issues in which an outcome adverse to the Corporation would have a material impact on the financial statements.

12. PENSION PLAN AND OTHER POSTRETIREMENT BENEFITS
PENSION PLAN
Elizabethtown has a trusteed, noncontributory retirement plan, which covers most employees of Elizabethtown, Mount Holly and Properties.

SUPPLEMENTAL PENSION PLAN
The Corporation also has a supplemental retirement plan for certain management employees that is not funded. Benefit payments under this plan are made directly by the Corporation. The unfunded benefit obligation at December 31, 1998, and 1997 was $1.51 million and $1.45 million, respectively.

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

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1998, and for 1998 was 9%. This rate decreases linearly each successive year until it reaches 3.8% in 2008, after which the rate remains constant.

The rate increases effective January 1, 1998, allow for the full recovery of costs associated with the implementation of SFAS No. 106, including an amortization over 15 years of amounts previously deferred which were in excess of amounts previously being recovered in rates. As of December 31, 1998, the amounts that have been deferred are $3.36 million and $.13 million for Elizabethtown and Mount Holly, respectively.

Based upon an independent actuarial study, the transition obligation, calculated under SFAS No. 106, was $7.26 million as of January 1, 1993, the date of adoption of SFAS No. 106. The transition obligation is being amortized over 20 years.
                                                            Other Postretirement
                                             Pension Plans          Benefits
(thousands of dollars)                       1998     1997       1998      1997
--------------------------------------------------------------------------------
FUNDED STATUS
Change in benefit obligation during year
 Benefit obligation at beginning of year $40,447  $37,524   $  6,604   $ 6,122
  Service cost                             1,407    1,322        390       389
  Interest cost                            2,855    2,734        486       449
  Benefit payments                        (2,092)  (1,866)
  Actuarial (gain) or loss                 3,263      733        458      (356)
--------------------------------------------------------------------------------
 Benefit obligation at end of year        45,880   40,447      7,938     6,604
================================================================================
Change in plan assets during year
 Fair value of plan assets at
  beginning of year                        46,803   40,257      1,331       764
 Employer contributions                       174      174        731       375
 Benefit payments                          (2,092)  (1,866)
 Actual return on plan assets               7,268    8,238        109       192
-------------------------------------------------------------------------------
 Fair value of plan assets at end of year  52,153   46,803      2,171     1,331
================================================================================
Reconciliation of funded status at
 end of year
 Funded status                              6,273    6,357     (5,767)   (5,273)
 Unrecognized net transition (asset)
  or obligation                            (1,365)  (1,631)     5,079     5,442
 Unrecognized prior service cost            2,415    2,751
 Unrecognized net (gain) or loss           (7,662)  (8,005)    (3,063)   (3,973)
--------------------------------------------------------------------------------
 Accumulated postretirement benefits*    $   (339) $  (528)  $ (3,751) $ (3,804)
================================================================================
 *Recognized in the Consolidated Balance Sheets

                                                          Other Postretirement
                                        Pension Plans            Benefits
(thousands of dollars)             1998    1997     1996   1998    1997    1996
--------------------------------------------------------------------------------
Net periodic benefit cost
 recognized for year
 Service cost                   $ 1,407 $ 1,322  $ 1,341  $ 390   $ 389   $ 423
 Interest cost                    2,855   2,734    2,771    486     449     430
 Expected return on plan assets  (4,125) (3,542)  (4,569)  (109)    (57)    (72)
 Net amortization and deferral     (153)     66    1,229    158     140     419
 Deferred amount for regulated
  companies pending recovery                                       (273)   (564)
--------------------------------------------------------------------------------
 Net periodic benefit cost      $   (16)$   580  $   772  $ 925   $ 648   $ 636
================================================================================
Weighted-average assumptions
 for year
 Discount rate                     7.25%   7.50%   7.00%   7.25%   7.50%   7.00%
 Rate of compensation increases    4.00%   4.00%   4.00%
 Expected long-term rate of return
  on plan assets                   9.00%   9.00%   9.00%   9.00%   9.00%   9.00%

Weighted-average assumptions at
 end of year
 Discount rate                     6.75%   7.25%   7.50%   6.75%   7.25%   7.50%
 Rate of compensation increases    4.00%   4.00%   4.00%
--------------------------------------------------------------------------------

A single percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1998, and the net postretirement service and interest cost by approximately $.84 million and $.19 million, respectively.

13. RELATED PARTY TRANSACTIONS
Utility Billing Services, Inc., a subsidiary of NUI Corporation, of which John Kean, who is an E'town Director, is Chairman of the Board and a Director, provides data processing and related services to Elizabethtown and other subsidiaries of the Corporation. The charges for all services totaled $.93 million, $.72 million, and $.65 million, for 1998, 1997 and 1996, respectively. The current contract expires December 31, 2000. Elizabethtown had a line of credit in the amount of $10 million with Summit Bank of which Anne Estabrook, who is Chairman of E'town and Elizabethtown, is a Director, which expired on June 30, 1998. The Corporation has a line of credit in the amount of $10 million effective November 1998. At December 31, 1998, E'town had loans outstanding with Summit Bank in the amount of $2.5 million. Total interest charges paid to Summit Bank by Elizabethtown and E'town were $.07 million, $.35 million and $.14 million for 1998, 1997 and 1996, respectively. Summit Bank also serves as a bond trustee for Elizabethtown for which Elizabethtown paid fees of less than $.10 million in 1998, 1997 and 1996.

14. SEGMENT REPORTING
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose segment data based upon how management makes decisions, allocates resources and measures performance. The 1998 segment data is presented as follows:

                                        Engineering/ Financing
                   Regulated Contract   Operations/    and       Elimin-
                   Utilities Operations Construction Investment  ations   Total
--------------------------------------------------------------------------------
(thousands of dollars)
1998
Revenues            $134,943 $ 12,126   $ 5,735          -    $ (7,324) $145,480
Operating Expenses    95,432   10,968     5,699     $   635     (7,217)  105,517
Interest Expense      15,619      843        (6)      1,370        -      17,826
Depreciation and
 Amortization Expense 12,500    1,035        81          63        -      13,679
Net Income (Loss)     23,871      420        43      (2,192)       188    22,330
Total Assets         688,046   68,539     3,744      44,964    (26,551)  778,742
Total Debt          $268,056  $31,000   $   179     $44,499   $   (774) $342,960
================================================================================
1997
Revenues            $131,788 $  3,330      -        $   512   $ (1,804) $133,826
Operating Expenses    94,722    2,997      -          1,299     (1,845)   97,173
Interest Expense      16,622      167      -            551        -      17,340
Depreciation and
 Amortization Expense 12,233      163      -             -         -      12,396
Net Income (Loss)     20,092      166      -           (723)      (275)   19,260
Total Assets         646,318    9,020      -         25,230     (9,664)  670,904
Total Debt          $249,974 $  5,841      -        $20,354   $ (5,841) $270,328
================================================================================

The Regulated Utilities segment provides water and wastewater services through Elizabethtown, Mount Holly and AWWM, acquired in June 1998. This segment is regulated by the BPU.

The Contract Operations segment is comprised of Liberty, formed in July 1998, and Edison, formed in July 1997, and provides water services under contract to municipalities.

The Engineering/Operations/Construction segment is comprised of AWM, acquired in June 1998, and provides engineering, operating and construction services, primarily in the wastewater field.

The Financing and Investment segment is comprised of Properties and E'town. E'town provides the equity financing for all the other segments and debt financing for all segments other than the Regulated Utilities segment. Properties owns real estate parcels.

Eliminations are comprised of the accounting entries necessary to eliminate intercompany sales, expenses and investments.

15. QUARTERLY FINANCIAL DATA (UNAUDITED)
A summary of financial data for each quarter of 1998 and 1997 follows:

(thousands of dollars except per share amounts)
                                                          Basic         Diluted
                Operating       Operating       Net      Earnings       Earnings
Quarter         Revenues        Income         Income    Per Share     Per Share
--------------------------------------------------------------------------------
1998
1st            $ 31,267        $ 8,455       $ 4,163        $ .52         $ .51
2nd              33,609          9,376         5,162          .63           .62
3rd              43,907         12,917         8,555         1.02          1.00
4th              36,697          9,215         4,450          .53           .53
--------------------------------------------------------------------------------
Total          $145,480        $39,963       $22,330        $2.70         $2.66
================================================================================
1997
1st            $ 30,121        $ 8,011       $ 3,470        $ .44         $ .44
2nd              32,463          8,785         4,405          .56           .55
3rd              38,643         11,776         7,454          .93           .92
4th              32,599          8,081         3,931          .51           .50
--------------------------------------------------------------------------------
Total          $133,826        $36,653       $19,260        $2.44         $2.41
================================================================================

Water utility revenues are subject to seasonal fluctuation due to normal increased water consumption during the third quarter of each year.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of E'town Corporation:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1998 and 1997, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP

February 24, 1999
Parsippany, New Jersey

E'TOWN CORPORATION AND SUBSIDIARIES
-------------------------------------------------------------------------------
OTHER FINANCIAL AND STATISTICAL DATA
                                  1998      1997      1996      1995      1994
-------------------------------------------------------------------------------
UTILITY PLANT (THOUSANDS)
 Utility Plant - net          $609,303  $572,785  $560,024  $507,858   437,456
 Construction Expenditures
  (excluding AFUDC)             47,381    25,329    55,125    73,789    69,981
CAPITALIZATION (THOUSANDS)
 Shareholders' Equity          215,472   193,923   183,512   177,081   152,971
 Preferred Stock                12,227    12,000    12,000    12,000    12,000
 Debt (1)                      342,960   270,328   262,511   220,703   177,115
Total Capitalization          $570,659  $476,251  $458,023  $409,784  $342,086
CAPITALIZATION RATIOS
 Common Stock                       38%       41%       40%       43%       44%
 Preferred Stock                     2%        2%        3%        3%        4%
 Debt (1)                           60%       57%       57%       54%       52%
COMMON STOCK DATA
 Earnings Per Share:
  Basic                       $   2.70  $   2.44  $   1.96  $   2.16  $   1.95
  Diluted                         2.66      2.41      1.96      2.14      1.94
  Dividends Per Share             2.04      2.04      2.04      2.04      2.04
  Book Value Per Share        $  25.43  $  24.17  $  23.58  $  23.54  $  23.17
  Average Shares
   Outstanding: (Thousands)
    Basic                        8,263     7,891     7,668     7,093     6,210
    Diluted                      8,567     8,215     7,966     7,394     6,519
 Revenues (Thousands)
  General Customers           $ 87,794  $ 85,195  $ 68,797  $ 67,455  $ 62,923
  Other Water Systems           22,181    21,900    18,929    18,720    18,082
  Industrial Wholesale           8,148     8,451     7,869     7,947     7,458
  Fire Service/Miscellaneous    16,820    16,754    14,814    14,276    13,570
  Contract Operations           12,126     3,330
  Engineering Operations
   & Consruction                 5,735
  Elimination of Intercompany
   Sales                        (7,324)   (1,804)
  Total Revenues              $145,480  $133,826  $110,409  $108,398  $102,033
  Net Income                  $ 22,330  $ 19,260  $ 15,073  $ 15,296  $ 12,088
WATER SALES - MILLIONS OF
 GALLONS (MG)
  General Customers             24,614    24,333    22,890    23,999    23,551
  Other Water Systems           14,396    14,504    15,049    15,569    15,691
  Industrial Wholesale           3,482     3,533     3,567     3,673     3,568
  Contract Operations            5,091     1,307
  System Use and Unaccounted For 6,934     6,948     6,444     6,402     6,570
  Elimination of
   Intercompany Sales           (3,899)   (1,163)
  Total Water Sales             50,618    49,462    47,950    49,643    49,380
SYSTEM DELIVERY BY SOURCE - MG
 Surface                        48,067    42,585    41,485    42,646    42,534
 Wells                           1,072     6,689     6,328     6,764     6,690
 Purchased                       5,378     1,351       137       233       156
 Elimination of Intercompany
  Sales                         (3,899)   (1,163)
 Total System Delivery          50,618    49,462    47,950    49,643    49,380
MILLIONS OF GALLONS PUMPED:
 Average Day                       139       135       131       136       135
 Maximum Day                       217       205       170       183       182
CUSTOMERS
 Regulated  Utilities          200,536   197,663   195,482   192,617   189,440
 Contract Operations            33,908    15,264
 Total Customers               234,444   212,927
GENERAL INFORMATION
 Miles of Main                   2,955     2,926     2,899     2,869     2,828
 Fire Hydrants Served           16,426    16,228    16,012    15,650    15,291
 Total Employees                   505       399       400       398       386
===============================================================================
(1) Includes long-term debt, notes payable, long-term debt-current portion and contract obligations payable.

Stock Price And Dividend Data - E'town's Common Stock is traded on the New York Stock Exchange under the symbol ETW.

1998
------------------------------------------------
Quarter            1st     2nd      3rd     4th
Closing Price
   Low:         $34.38  $33.88   $36.44  $40.75
   High:        $39.69  $38.06   $43.75  $47.38
Dividend Paid   $ 0.51  $ 0.51   $ 0.51  $ 0.51
================================================
1997
------------------------------------------------
Quarter            1st     2nd      3rd     4th
Closing Price
   Low:         $29.12  $29.50   $30.50  $31.87
   High:        $31.75  $34.87   $34.00  $40.50
Dividend Paid   $ 0.51  $ 0.51   $ 0.51  $ 0.51
================================================