Form 10-K, Exhibit 13
period 1999-12-31
ETOWN CORP; ELIZABETHTOWN WATER CO /NJ/
filed 2000-03-30
CIK 764403, 32379

Exhibit 13

Exhibit 13 represents the portion of the 1999 Annual Report to Shareholders which is incorporated by reference in this filing on Form 10-K.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           CONSOLIDATED FINANCIAL CONDITION AND RESULTS OF OPERATIONS

E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), Edison Water Company (Edison), E'town Properties, Inc. (Properties), Liberty Water Company (Liberty), Applied Water Management, Inc. (AWM) and Applied Wastewater Management, Inc. (AWWM). The Mount Holly Water Company (Mount Holly) is a wholly-owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. Mount Holly , Liberty, AWM and Edison contributed 3.2%, 5.4%, 7.4% and 1.6%, respectively, of the Corporation's consolidated operating revenues for 1999. Elizabethtown, Mount Holly and AWWM comprise the Regulated Utilities segment, Liberty and Edison comprise the Contract Operations segment, AWM is the Engineering/Operations and Construction segment and E'town and Properties comprise the Financing and Investment segment (see Note 16 to E'town's Notes to Consolidated Financial Statements). The following analysis sets forth significant events affecting the financial condition of the various segments at December 31, 1999, and the results of operations for the years ended December 31, 1999 and 1998.

PENDING MERGER
On November 21, 1999, E'town entered into an agreement (Merger Agreement) with Thames Water Plc (Thames Water) under which Thames Water has agreed, subject to certain conditions, to acquire E'town for $68 per share in cash or approximately $607 million. Thames Water will also assume the debt of E'town. The acquisition will take the form of a merger (Merger) of E'town with a newly formed subsidiary of Thames Water and E'town will be the surviving company.

A special meeting of shareholders is expected to be held during the second quarter of 2000 to seek shareholder approval of the transaction. The acquisition is also subject to approval by the New Jersey Board of Public Utilities (BPU), the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Certain clearances must also be obtained from the New Jersey environmental regulators. The transaction is expected to close prior to the end of 2000.

LIQUIDITY AND CAPITAL RESOURCES
Capital Expenditures Program
Net capital expenditures were $62.3 million in 1999. Included in this total are $57.4 million for additions and improvements to water utility plant and wastewater facilities, $1.8 million for the purchase of a regulated water and wastewater operation by Mount Holly and AWWM and $3.1 million for capital additions under privatization contracts. For the three years ending December 31, 2002, capital and investment requirements for E'town are estimated to be $171.4 million, consisting of (i) expenditures for the Regulated Utilities Segment ($135.1 million for Elizabethtown, $4.7 million for Mount Holly and $5.2 million for AWWM), (ii) investments in the Contract Operations segment for concession payments by Liberty and capital improvements for Liberty and Edison of $24.4 million and (iii) investments in the Engineering/Operations and Construction segment of $2.0 million. See "Economic Outlook" for a discussion of Contract Operations. These estimates do not include any amounts for possible additional acquisitions or privatization activities in the three-year period.

REGULATED UTILITIES SEGMENT
Elizabethtown
Elizabethtown's three-year capital program includes $62.0 million for routine projects (services, hydrants, system rehabilitation and main extensions not funded by developers) and $73.1 million for transmission system upgrades, a new operations center, expansion of the Canal Road Water Treatment Plant (Canal
Road) and other projects. Canal Road will be expanded to provide for enhanced system reliability and to accommodate customer growth. Canal Road was designed as a 40 million gallon per day (MGD) plant, expandable to 200 MGD.

Mount Holly
During the next three years, Mount Holly expects to spend $4.7 million, of which $3.3 million is for routine projects (services, hydrants and main extensions not funded by developers).

In 1998 Mount Holly commenced a construction project, called the Mansfield Project, to comply with New Jersey legislative restrictions to obtain alternative water supplies, thereby reducing its water pumpage from an aquifer, which had been subject to over-pumping by Mount Holly and various local purveyors in a portion of southern New Jersey. A portion of this project was placed into service in the third quarter of 1998 and the remaining portion of the project was placed into service in late December 1999.

To settle an appeal initiated by another water purveyor in 1995 concerning the diversion rights for the Mansfield Project, Mount Holly signed a Stipulation in 1997 with the purveyor, the New Jersey Department of Environmental Protection
(DEP) and other parties, requiring Mount Holly to purchase one million gallons per day from the other purveyor during the two-year period that the Mansfield Project was being constructed. Purchases began during March of 1998, after completion of an interconnection and ended in January 2000 shortly after the Mansfield Project went into service.

In September 1997 Mount Holly filed a petition with the BPU to establish a Purchased Water Adjustment Clause (PWAC) to reflect the cost of water purchased from the other purveyor under the aforementioned Stipulation Agreement. In May 1998 the BPU adopted a Stipulation signed by the parties to the PWAC case for an increase in annual revenues under Mount Holly's PWAC of $1.3 million or 38.9%.

Effective January 1, 2000, Mount Holly received an increase in annual rates of $1.9 million. This increase included costs for Mount Holly's Mansfield Project that was placed in service at the end of December 1999. The rate decision also reflected the elimination of the PWAC. After the elimination of the PWAC, the net rate increase was $.5 million. This increase also reflects additional construction and financing costs, as well as increases in operating costs, since base rates were last established in January 1996.

AWWM
In June 1998 the Corporation purchased AWWM, which is a regulated wastewater utility. AWWM owns and operates water and wastewater facilities. In some instances, AWWM purchases the wastewater facilities from developers that were constructed by AWM. These purchases add to E'town's regulated utility customer base. AWWM expects to incur capital expenditures of $5.1 million in the next three years for purchases of wastewater plants from developers.

In June 1999 Mount Holly purchased Homestead Water Utility, Inc. and AWWM purchased Homestead Treatment Utility, Inc. for a combined purchase price of $1.8 million. The entities provide water and wastewater services to approximately 800 customers of the Homestead community in southern New Jersey.

CONTRACT OPERATIONS SEGMENT
LIBERTY
In July 1998 E'town, through Liberty, entered into a contract with the city of Elizabeth (Elizabeth), New Jersey to operate its water system under a 40-year contract serving approximately 17,600 customers. Under the contract, Liberty made payments to Elizabeth of $19.7 million in 1998 and $12 million in 1999 and is obligated to make a payment of $19 million in June 2000. Also under the terms of the contract, Liberty will deposit $57.8 million from customer collections during the 40-year contract into a fund administered by Elizabeth (Fund Deposits), of which $52.3 million is due after 2012, to be used by Elizabeth to pay for capital improvements or for other water system purposes. Liberty is responsible for $7.45 million of construction expenditures, primarily for meter replacements, during the life of the contract. Of these total commitments, approximately $2.5 million is expected to be expended in the next three years. During the life of the contract, E'town will receive all water revenues from billing the customers of the water system in accordance with rate increases set forth in the contract except for the Fund Deposits discussed above. E'town is also responsible for all operating expenses as well as the capital expenditures discussed above. Performance by Liberty of the contract provisions is guaranteed by E'town.

EDISION
In 1997 E'town, through Edison, entered into a contract with the township of Edison, New Jersey to operate its water system under a 20-year contract serving approximately 11,500 customers. Edison bills and receives all water revenues generated as a result of operating the water system and pays: (i) all operating and maintenance expenses for the water system, (ii) certain annual payments to the township of Edison and (iii) costs of specific capital improvements. Aggregate annual payments and the estimated costs of capital improvements are expected to be approximately $25 million during the 20-year life of the contract, of which $12.5 million has been spent as of December 31, 1999. Of the total, approximately $2.9 million is expected to be expended in the next three years. An initial payment of $5.7 million was made upon the closing in June 1997. Performance by Edison of the contract provisions is guaranteed by E'town.

If the Elizabeth or Edison contracts were terminated by either the township of Edison or the city of Elizabeth, the unamortized balance of the concession fees and amounts paid for additional capital improvements would be refunded to Liberty and Edison in accordance with the contracts.

ENGINEERING/OPERATIONS AND CONSTRUCTION SEGMENT
AWM
In June 1998 the Corporation purchased AWM, which provides one-stop shopping for water and wastewater services to residential and commercial developers. These services include the design, construction and operation of water and wastewater facilities and, in some instances, purchase of such utilities from developers at project build-out by AWWM, thereby adding to E'town's regulated utility customer base. AWM expects to incur capital expenditures of $2.0 million during the next three years. These expenditures consist primarily of vehicles and equipment used in the construction and waste hauling operations. In 1999 AWM acquired a septic services business for $.7 million and a group of small non-regulated wastewater treatment facilities for $1.0 million.

Capital Resources
During 1999 E'town financed 37.0% of its capital expenditures, including capital expenditures for the Regulated Utilities segment and investments in the Contract Operations and Engineering/ Operations and Construction segments, from internally generated funds (after payment of common stock dividends). The balance was financed with a combination of short-term borrowings under lines of credit, proceeds from capital contributions from E'town (funded by issuances of Common Stock under the Corporation's Dividend Reinvestment and Stock Purchase
Plan) and proceeds from the sale of real estate.

For the three-year period ending December 31, 2002, E'town estimates that 52% of its currently projected capital expenditures and concession fee obligations for all segments are expected to be financed with internally generated funds (after payment of common stock dividends). The balance will be financed with a combination of proceeds from the sale of E'town common stock or capital contributions from Thames Water after the pending Merger, medium-term notes, long-term debt, proceeds of tax-exempt New Jersey Economic Development Authority (NJEDA) bonds and short-term borrowings. Elizabethtown expects to pursue additional tax-exempt financing to the extent that final allocations are granted by the NJEDA.

In February 2000 E'town issued $30 million of 7.69% Senior Notes due 2010 in a private placement. The proceeds were used to repay short-term debt incurred to finance the acquisition of the contract to operate the water system of the city of Elizabeth and capital costs for the non-regulated subsidiaries.

In November 1998 Mount Holly closed on loan agreements that will make available up to $13.2 million in proceeds from the issuance of unsecured notes through the New Jersey Environmental Infrastructure Trust Financing Program. This program provides financing through two loans. The first loan, in the amount of $7.3 million, is through the New Jersey Environmental Infrastructure Trust (Trust), which issued tax-exempt bonds with average interest rates of 4.7%. The second loan, in the amount of $5.9 million, is from the state of New Jersey, acting through the DEP. The State is participating in the Safe Drinking Water State Revolving Fund authorized by the Safe Drinking Water Act amendments of 1996 whereby the federal government is funding the state loan at no interest cost. The effective interest rate for the combined notes is approximately 2.6%. The proceeds of the loans will be used to repay short-term debt incurred to finance a portion of the Mansfield Project. The Company expects to request these funds from the Trust in the second quarter of 2000.

During 1999 Moody's Investors Services raised E'town's senior debt rating to A3 while keeping the rating of Elizabethtown's senior debt at A2. Subsequent to the signing of the Merger Agreement, Standard & Poor's upgraded the ratings on E'town's senior debt from A- to A and on Elizabethtown's senior debt from A to A+. The rating upgrades reflect E'town's pending Merger with Thames Water.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS
INTEREST RATE RISK
The Corporation is subject to the risk of fluctuating interest rates in the normal course of business. The Corporation manages interest rates through the use of fixed and, to a lesser extent, variable rate debt. As of December 31, 1999, a hypothetical single percentage point change in annual interest rates would result in a $1.4 million change in interest costs related to short-term and variable rate debt.

RESULTS OF OPERATIONS
Net Income for 1999 was $20.5 million or $2.39 per share on a basic basis as compared to $22.3 million or $2.70 per basic share for the same period in 1998.

The 1999 decrease of $1.8 million in net income or $.31 in net income per basic share is comprised of (i) a decrease of $1.0 million or $.12 per share for costs incurred for the pending Merger, (ii) a decrease of $.7 million or $.08 per share for lost revenues net of expenses from reduced consumption as a result of New Jersey state-imposed water restrictions in August for drought conditions,
(iii) a decrease of $.4 million or $.05 per share from flooding in September of Elizabethtown's Raritan-Millstone Plant caused by Tropical Storm Floyd (Floyd) (see Other Matters), (iv) a decrease of $2.5 million or $.29 per share from additional operating expenses, primarily labor and benefits, (v) a decrease of $1.6 million or $.19 per share from higher interest costs and depreciation and
(vi) a decrease of $.4 million or $.05 per share from operations of the Engineering/Operations and Construction segment. These decreases were partially mitigated by the favorable impact of increases of (i) $1.8 million or $.21 per share for higher water consumption related to an extended dry period in the spring and early summer of 1999, (ii) an increase of $ 2.0 million or $.23 per share for the after-tax gain on the sale of a real estate parcel in Green Brook, New Jersey and (iii) an increase of $1.0 million or $.12 per share reflecting the earnings of the Contract Operations segment, which includes operations of Liberty for a full year in 1999. The decrease in earnings per basic share also included a decrease of $.09 for the effect of additional shares issued under the Dividend Reinvestment and Stock Purchase Plan.

Net income for 1998 was $22.3 million or $2.70 per share on a basic basis as compared to $19.3 million or $2.44 per basic share for 1997.

The 1998 increase of $3.1 million or $.26 per basic share is principally comprised of (i) an increase of $.6 million or $.07 per share due to an extended dry period in the summer of 1998 resulting in higher water consumption than in 1997 (ii) an increase of $ 1.1 million or $.13 per share from lower operating expenses due to a combination of a mild winter in 1998, more efficient use of our work force, lower employee benefit costs and success with our ongoing cost control efforts and (iii) an increase of $.5 million or $.06 per share from the earnings of the Contract Operations and Engineering/Operations and Construction segments, which were new operations in 1998 and (iv) an increase of $.5 million or $.06 per share due to capitalized construction interest. The increase in basic earnings per share was partially offset by an increase in the number of outstanding shares.

Operating Revenues increased $16.7 million or 11.5% in 1999 as compared with the comparable 1998 amount. Revenues from the Regulated Utilities segment increased $4.2 million principally due to higher water consumption related to an extended dry period in the spring and early summer of 1999. These favorable factors were somewhat offset by $1.6 million of lower water consumption resulting from state-mandated water restrictions in August and by $1.0 million from flooding in September caused by Floyd. New customers and the PWAC rate increase for Mount Holly primarily accounted for the remaining $2.3 million increase in the Regulated Utilities segment. The revenues of the Contract Operations segment increased $6.7 million and the revenues of the Engineering/Operations and Construction segment increased $6.1 million from 1998 reflecting a full year of operations in 1999 for Liberty and AWM, respectively.

Operating Revenues increased $11.7 million or 8.7% in 1998 as compared with the comparable 1997 amount. The increase from the Regulated Utilities segment is primarily comprised of $1.4 million from water service to residential and wholesale customers attributable to increased water consumption as a result of warmer, drier weather in the summer of 1998 than in 1997. New customers and the PWAC rate increase for Mount Holly primarily accounted for the remainder of an increase in the Regulated Utilities segment of $1.8 million. The revenue increase includes $3.3 million from the Contract Operations segment, comprised of Edison and Liberty. The Engineering/Operations and Construction segment contributed $5.2 million to operating revenues.

Operation Expenses increased $17.0 million or 31.6% in 1999 as compared with 1998. The increases in the Regulated Utilities segment consist of (i) an increase of $2.7 million in labor, including $.8 million attributable to raises, an increase of $.7 million due to overtime because of the weather conditions, and an increase of $.3 million due to an increased number of employees, (ii) an increase of $.7 million for power, of which $.1 million was attributable to the weather conditions while the remainder was due to adverse operating conditions resulting from flooding by Floyd, (iii) an increase of $.6 million in leasing costs as conversion continues from ownership to leasing of all vehicles and (iv) an increase of $.9 million from various other operating expenses. The Financing and Investment segment expensed $1.6 million of one-time costs related to the pending Merger with Thames Water. Operation expenses of the Contract Operations segment increased $3.4 million and operation expenses of the Engineering/Operations and Construction segment increased $7.1 million, reflecting a full year of operations in 1999 for Liberty and AWM, respectively. -7-

Operation Expenses increased $5.9 million or 12.2% in 1998 over the comparable 1997 amount. The operation expenses (net of intercompany expenses) of the Contract Operations and Engineering/Operations and Construction segments, which were newly established businesses in 1998, accounted for $7.1 million of the increase. The Regulated Utilities segment experienced decreases of $1.0 million from lower operating costs due to a mild winter, greater work force utilization, ongoing cost control efforts and decreased employee benefit costs. These decreases were partially offset by increased cost of labor, purchased water to Mount Holly and variable costs for the higher water sales.

Maintenance Expenses increased $.2 million or 3.5% in 1999 as compared to 1998. The increase occurred primarily in the Regulated Utilities segment for waste residual costs.

Maintenance Expenses decreased $.1 million or 1.0% in 1998 as compared with the comparable 1997 amount due to improved procurement procedures and preventive maintenance programs.

Depreciation and Amortization Expense increased $2.1 million or 15.5% in 1999 compared to 1998. Of the increase, $1.0 million represents depreciation on additional utility plant in the Regulated Utilities segment. The remainder of the increase represents amortization of the concession fees for Liberty reflecting a full year of operations in 1999 and depreciation on additional wastewater plants acquired by AWM in 1999.

Depreciation and Amortization Expense increased $1.3 million or 10.4% in 1998 compared to 1997 of which $.9 million represents amortization of initial concession fees and capital expenditures for the Contract Operations segment. The balance represents depreciation on utility plant additions for the Regulated Utility segment.

Revenue Taxes increased $.6 million or 3.3% and $.2 million or 1.2% for the Regulated Utiliies Segment in 1999 and 1998, respectively, as a result of increases in taxable operating revenues discussed above.

Real Estate, Payroll and Other Taxes increased $1.0 million or 34.5% in
1999 primarily due to increased payroll taxes as a result of higher labor costs in the Regulated Utilities segment and inclusion of payroll and real estate taxes for AWM for a full year in the Engineering/Operations and Construction segment.

Real estate, Payroll and Other Taxes decreased $.1 million or 4.0% in 1998. This overall decrease was comprised of additional payroll taxes due to additional labor costs, which were offset by decreases from lower than anticipated property taxes on the Canal Road Plant.

Federal Income Taxes as a component of operating expenses decreased $1.9 million or 16.0% in 1999 as compared to 1998 and increased $1.2 million or 11.4% in 1998 over 1997 due to changes in taxable operating income for each segment.

Other Income (Expense) increased $2.1 million or 209.0% compared to the 1998 amount due to a gain on the sale of real estate of $3.2 million ($2.1 million net of taxes) in the Financing and Investment segment.

Other Income (Expense) increased $.2 million or 32.4% in 1998 as compared to 1997 due to a $.4 million increase in Allowance for Funds Used During Construction (AFUDC), primarily related to Elizabethtown's western operations center. Federal income taxes increased $.1 million for the taxes on the AFUDC.

Total Interest Charges increased $1.6 million or 8.9% in 1999 of which $.9 million is for the Regulated Utilities segment. The $.9 million increase consists of $.4 million for Mount Holly's issuance of long-term notes in November 1998 through the New Jersey Environmental Infrastructure Trust Financing Program to finance a portion of the construction of its Mansfield Project and $.5 million for increased short-term borrowings to finance the construction program. In the Contract Operations Segment, interest expenses increased $.5 million, reflecting a full year of Liberty's operations and additional short-term borrowing by Liberty in order to finance a scheduled concession payment of $12.0 million in June, 1999 to the city of Elizabeth. The remainder of the increase resulted from short-term borrowings in the Financing and Investment segment to finance capital contributions to the Contract Operations segment.

Total interest charges increased $.5 million or 2.8% in 1998 as compared with the comparable 1997 amount due to increased borrowing for utility plant expenditures for the Regulated Utilities segment and for the concession fee for Liberty. The debt component of AFUDC increased $.3 million, resulting in lower interest expense, as a result of higher construction expenditures, primarily for Elizabethtown's new western operations center. This decrease in interest charges was offset by the absence in 1998 of capitalized interest on real estate investments for Properties of $.3 million.

OTHER MATTERS
In August 1999 the Governor of the State of New Jersey declared a Water Emergency for the entire state and issued mandatory restrictions on outdoor, nonessential water use. Due to unusually low levels of rainfall during June and July the Governor deemed these measures necessary to preserve the integrity of several of the state's reservoir and well supplies. Customers of Elizabethtown, Mount Holly, Edison and Liberty were subject to these restrictions. The water systems operated by E'town's subsidiaries at all times had, and continue to have, adequate supplies of water to meet the needs of their customers. These restrictions affected the amount of water consumed by a substantial number of the Corporation's customers and reduced net income in 1999 by approximately $.68 million. The restrictions were lifted in October 1999.

In September 1999 Elizabethtown withdrew its primary water treatment plant, the Raritan-Millstone Water Treatment Plant, from service as a result of flooding from Floyd. For several days, Elizabethtown had difficulty maintaining adequate water pressure in portions of its distribution system because overall system production levels were substantially less than normal. Customers in portions of a few municipalities were without water service for a period of up to three days. Costs incurred to repair and replace equipment damaged by the flood and to respond to inquiries by customers, regulatory bodies and the media are being deferred and are expected to be recoverable through insurance.
The Company has incurred $7.0 million of flood-related expenditures and has received an advanced reimbursement of $2.0 million from its insurance carrier. The remaining $5.0 million of flood-related expenditures has been deferred. The loss of revenues due to below normal water consumption is not recoverable through insurance and adversely affected net income by approximately $.39 million for 1999.

ECONOMIC OUTLOOK
Forward Looking Information
Information in this report includes certain forward looking statements within the meaning of the Federal securities laws regarding future earnings, capital expenditures and anticipated actions of regulators, among other things. Any forward looking statements are based upon information currently available and are subject to future events, risks and uncertainties that could cause actual results to differ materially from those expressed in the statements. Such events, risks and uncertainties include, without limitation, actions of regulators, the effects of weather, changes in historical patterns of water consumption and demand, including changes through increased use of water-conserving devices, conditions in capital and real estate markets, increases in operating expenses due to factors beyond the Corporation's control, the closing of the pending Merger with Thames Water Plc, changes in environmental regulation and associated costs of compliance and additional investments or acquisitions which may be made by the Corporation.

E'town Corporation and Subsidiaries
Earnings are expected to be lower in 2000 than in 1999 for the following reasons: (i) an assumed return to historical average water consumption patterns as a result of a return to normal weather conditions (ii) additional expenses in 2000 in connection with the Merger and (iii) Elizabethtown will not file for needed rate relief until early in 2001 as a condition of the Merger Agreement.

During the next several years, management will seek to increase earnings by
(i) maximizing earned returns on the Regulated Utilities segment through expansion efforts to increase sales, cost control measures and obtaining timely and adequate rate relief and (ii) investing in water and wastewater assets including municipal privatization contracts, as well as designing, constructing, operating and purchasing wastewater assets through AWM and AWWM, discussed below. The Corporation intends to continue to sell Properties' real estate holdings during the next several years to fund a portion of the investment planned for the regulated and non-regulated businesses. The balance of such funding will be generated from internal and external sources.

Regulated Utilities Segment
In accordance with the terms of the pending Merger Agreement, Elizabethtown will postpone filing for rate relief needed to recover additional construction and financing costs incurred since base rates were last established in October 1996 until at least August 2000. Therefore, earnings from Elizabethtown will be lower in 2000 than in 1999 due to an assumed return to normal weather conditions and postponement of the rate filing.

Mount Holly had a negative rate of return on common equity of 2.6% in 1999, compared to an authorized rate of return of 11.25%, established in its 1996 base rate case. Mount Holly earned significantly below its authorized return in 1999 and 1998 because the Company was precluded from filing for needed rate relief due to recently settled litigation with another purveyor. Management expects Mount Holly to contribute positively to E'town's earnings per share in 2000 as a result of a Stipulation Agreement approved by the BPU whereby a rate increase of $1.9 million, or a net increase of $.5 million after elimination of the PWAC, was effective January 1, 2000.

AWWM expects to become profitable in the next several years after it expands its customer base.

Contract Operations Segment
Liberty
Liberty is expected to realize a return on its capital in an amount similar to that currently earned by E'town's regulated operations.

Edison
Contributions to earnings will be small through 2002 and then will increase as rate increases specified in the contract take effect. Beyond 2002 Edison is expected to realize a return on its capital in an amount similar to that currently earned by E'town's regulated operations.

E'town continues to pursue opportunities to operate municipal water and wastewater systems under long-term contracts, primarily in New Jersey. E'town will focus on opportunities where it may have an advantage due to location or experience in operation.

Engineering/Operations and Construction
AWM
AWM continues to develop its business model to provide a complete complement of wastewater services to design, build and operate stand-alone wastewater treatment facilities with a focus on the Northeast region of the United States. Acquisition of new business is largely dependent on demographic and economic factors as well as the competitive nature of proposing on such work. These efforts are expected to contribute marginally to earnings in 2000 as the business model continues to be implemented.

Financing and Investment Segment
E'town and Properties
E'town is in the process of selling its remaining parcels of undeveloped land. Several parcels have been sold and the proceeds are being invested in water and wastewater projects.

The eventual sale of these parcels is contingent upon the purchaser obtaining various approvals for development. This process could take up to several years. As of December 31, 1999, all the remaining properties are under contract to be sold.

New Accounting Pronouncements
See Note 3 of E'town's Notes to Consolidated Financial Statements for a discussion of new accounting standards.

Year 2000 State of Readiness
The Corporation assessed its significant business systems, as well as non-critical, peripheral support systems for compliance with the Year 2000 computer challenge. The assessment concluded that all significant business systems (i.e. customer billing and service, financial, water treatment operating and control, water quality laboratory information and telemetric data acquisition systems) are Year 2000 compliant. The assessment also included inquiries as to the state of readiness of significant vendors whose services to the Corporation could have an impact on the Corporation's ability to deliver service to its customers. Management concluded that the delivery of electric power as well as chemicals used in the water treatment process were two areas of significant importance and received documentation from the vendors who provide these services that indicated their ability to provide service. The assessment had identified certain modifications to peripheral support systems that have since been implemented.

The Costs To Address The Corporation's Year 2000 Issues
The significant business systems of the Corporation defined above are Year
2000 compliant and have been operational for up to several years. Therefore, no further costs are expected to be incurred in connection with bringing these systems into compliance. The peripheral support systems required the Corporation to incur costs of approximately $.4 million to bring them into compliance.

At the turn of the century, and to-date, the Corporation has experienced no disruption in the services it provides to its customers and processed transactions in its financial, customer billing and customer services systems in the normal course of business. Management is not currently aware of any Year 2000-related problems associated with its internal business systems or software or with the systems or software of its vendors.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
(In Thousands Except Per Share Amounts)

                                                     Year Ended December 31,
                                                   1999       1998      1997

-------------------------------------------------------------------------------
Operating Revenues                               $ 162,195  $ 145,480 $ 133,826
-------------------------------------------------------------------------------
Operating Expenses:
  Operation                                         70,845     53,844    47,982
  Maintenance                                        6,766      6,539     6,606
  Depreciation and amortization                     15,796     13,679    12,396
  Revenue taxes                                     17,296     16,743    16,550
  Real estate, payroll and other taxes               4,070      3,027     3,152
  Federal income taxes (Note 4)                      9,814     11,685    10,487
-------------------------------------------------------------------------------
        Total operating expenses                   124,587    105,517    97,173
-------------------------------------------------------------------------------
Operating Income                                    37,608     39,963    36,653
-------------------------------------------------------------------------------
Other Income (Expense):
  Allowance for equity funds used during
    construction (Note 3)                              363        607       215
  Gain on sale of land (Note 8)                      3,197        135        34
  Other - net                                        1,222        805       919
  Federal income taxes (Note 4)                     (1,674)      (541)     (408)
-------------------------------------------------------------------------------
        Total other income (expense)                 3,108      1,006       760
-------------------------------------------------------------------------------
Total Operating and Other Income                    40,716     40,969    37,413
-------------------------------------------------------------------------------
Interest Charges:
  Interest on long-term debt                        16,109     16,217    14,807
  Other interest expense - net                       3,256      1,641     2,560
  Capitalized interest (Note 3)                       (395)      (470)     (438)
  Amortization of debt discount and expense-net        446        438       411
-------------------------------------------------------------------------------
        Total interest charges                      19,416     17,826    17,340
-------------------------------------------------------------------------------
Income Before Preferred Stock Dividends
   of Subsidiary                                    21,300     23,143    20,073
Preferred Stock Dividends                              813        813       813
-------------------------------------------------------------------------------
Net Income                                       $  20,487  $  22,330 $  19,260
===============================================================================

Earnings Per Share of Common Stock (Note 3):
-------------------------------------------------------------------------------
      Basic                                      $    2.39  $    2.70 $    2.44
      Diluted                                    $    2.36  $    2.66 $    2.41
-------------------------------------------------------------------------------

Average Number of Shares Outstanding for
   the Calculation of Earnings Per Share:
-------------------------------------------------------------------------------
      Basic                                          8,572      8,263     7,891
      Diluted                                        8,871      8,567     8,215
-------------------------------------------------------------------------------

Dividends Paid Per Common Share                  $    2.04  $   2.04  $   2.04
===============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS
(In Thousands)
                                                     Year Ended December 31,
                                                  1999        1998         1997
-------------------------------------------------------------------------------

Cash Flows Provided by Operating Activities:
 Net Income                                    $ 20,487    $ 22,330    $ 19,260
 Adjustments to reconcile net income to net
  cash provided by operating activities:
   Depreciation and amortization                 15,796      13,679      12,396
   Gain on sale of land                          (3,197)       (135)        (34)
   Increase in deferred charges                  (4,749)       (736)        699
   Deferred income taxes and investment tax
     credits-net                                  4,641       3,592       2,778
   Capitalized interest and AFUDC                  (758)     (1,077)       (653)
   Other operating activities-net                 4,114      (1,061)        416
 Change in current assets and current liabilities
  excluding cash, short-term investments and
  current portion of debt:
     Customer accounts, notes and
      other receivables                          (9,571)     (7,181)     (1,352)
     Unbilled revenues                             (774)     (1,786)     (1,056)
     Accounts payable and other liabilities      11,861       7,876      (4,656)
     Accrued/prepaid interest and taxes          (4,375)      1,440       3,088
     Other                                       (1,017)        138           5
-------------------------------------------------------------------------------
  Net cash provided by operating activities      32,458      37,079      30,891
-------------------------------------------------------------------------------
Cash Flows Provided by Financing Activities:
 Proceeds from issuance of common stock           9,779       8,453       7,378
 Funds held in Trust by others                      (30)     (7,234)
 Proceeds from issuance of debentures                                    54,000
 Debt and preferred stock issuance and
   amortization costs                               643         213        (755)
 Issuance of other  long-term debt                           15,295
 Repayment of current portion of long-term debt     (30)
 Repayment of long-term debt                        (99)     (1,381)       (224)
 Contributions and advances for construction      6,460      11,590       7,275
 Refunds of customer advances for construction   (3,076)     (2,364)     (2,516)
 Net increase (decrease) in notes payable-banks  45,478      21,022     (46,000)
 Dividends paid on common stock                 (17,526)    (16,929)    (16,134)
-------------------------------------------------------------------------------
 Net cash flows provided by financing
  activities                                     41,599      28,665       3,024
-------------------------------------------------------------------------------
Cash Flows Used for Investing Activities:
Utility plant (excluding allowance for funds
  used during construction)                     (60,834)    (43,582)    (24,612)
Purchase of companies                            (1,800)
Investment in privatization contracts           (12,000)    (19,856)     (5,810)
Capital expenditures on nonregulated property    (3,065)     (3,799)       (928)
Proceeds from sale of land                        2,069       1,200         440
-------------------------------------------------------------------------------
 Net cash flows used for investing activities   (75,630)    (66,037)    (30,910)
-------------------------------------------------------------------------------
Net (Decrease) Increase in Cash
 and Cash Equivalents                            (1,573)       (293)      3,005
Cash and Cash Equivalents at
  Beginning of Period                             5,940       6,233       3,228
-------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Period     $  4,367    $  5,940    $  6,233
===============================================================================
Supplemental Disclosures of Cash
  Flow Information:
    Cash paid during the year for:
      Interest (net of amount capitalized)     $ 19,726    $ 16,532    $ 16,719
      Income taxes                             $  9,700    $  7,723    $  6,023
      Preferred stock dividends                $    708    $    708    $    708
      Noncash issuance of common stock         $  1,021    $  7,709    $    123

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)
                                                                December 31,
Assets                                                         1999      1998
-------------------------------------------------------------------------------


Utility Plant-At Original Cost:
  Utility plant in service                                  $ 779,485 $ 717,985
  Construction work in progress                                17,441    16,580
-------------------------------------------------------------------------------
        Total utility plant                                   796,926   734,565
   Less accumulated depreciation and amortization             137,587   125,262
-------------------------------------------------------------------------------
        Utility plant-net                                     659,339   609,303
-------------------------------------------------------------------------------


Non-utility Property and Other
  Investments - Net (Note 8)                                   85,163    84,945
-------------------------------------------------------------------------------


Current Assets:
  Cash and cash equivalents                                     4,367     5,940
  Customer and other accounts receivable
   (less reserve: 1999, $1,316, 1998, $1,065)                  30,129    23,200
  Mortgage and other notes receivable (Note 8)                  4,600     1,520
  Unbilled revenues                                            12,972    12,198
  Infrastructure loan funds receivable (Note 5)                 5,657     5,895
  Materials and supplies-at average cost                        4,069     2,538
  Prepaid federal income taxes                                  4,617       808
  Prepaid insurance, taxes, other                               3,663     1,676
-------------------------------------------------------------------------------
        Total current assets                                   70,074    53,775
-------------------------------------------------------------------------------


Deferred Charges:
  Waste residual management (Note 10)                           1,538     1,371
  Unamortized debt and preferred stock expenses (Note 10)       9,419    10,050
  Taxes recoverable through future rates (Notes 4 and 10)      13,466    14,226
  Postretirement benefit expense (Notes 10 and 14)              3,145     3,490
  Flood expenditures (Note 12)                                  5,000
  Other unamortized expenses (Note 10)                          1,164     1,582
-------------------------------------------------------------------------------
        Total deferred charges                                 33,732    30,719
-------------------------------------------------------------------------------
            Total                                           $ 848,308 $ 778,742
===============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In Thousands)
                                                                December 31,
Capitalization and Liabilities                                 1999      1998
-------------------------------------------------------------------------------

Capitalization (Notes 2, 5 and 6):
  Common shareholders' equity                               $ 229,233 $ 215,472
  Mandatory redeemable cumulative preferred stock              12,000    12,000
  Redeemable preferred stock                                      227       227
  Long-term debt - net                                        266,015   286,908
-------------------------------------------------------------------------------
        Total capitalization                                  507,475   514,607
-------------------------------------------------------------------------------


Current Liabilities:
  Notes payable - banks (Note 7)                               89,500    44,022
  Long-term debt - current portion (Note 5)                       494        30
  Accounts payable and other liabilities                       31,434    19,469
  Contract obligations payable (Note 5)                        19,000    12,000
  Customers' deposits                                             263       248
  Municipal and state taxes accrued                            17,682    16,789
  Interest accrued                                              4,219     3,675
  Preferred stock dividends accrued                                59        59
-------------------------------------------------------------------------------
        Total current liabilities                             162,651    96,292
-------------------------------------------------------------------------------


Deferred Credits:
  Customers' advances for construction                         41,321    41,102
  Federal income taxes (Note 4)                                71,236    66,487
  State income taxes                                              302       207
  Unamortized investment tax credits                            7,636     7,839
  Accumulated postretirement benefits (Note 14)                 3,571     4,090
-------------------------------------------------------------------------------
        Total deferred credits                                124,066   119,725
-------------------------------------------------------------------------------


Contributions in Aid of Construction                           54,116    48,118
-------------------------------------------------------------------------------


Commitments and Contingent Liabilities (Note 13)
-------------------------------------------------------------------------------
                Total                                       $ 848,308 $ 778,742
===============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CAPITALIZATION
(In Thousands Except Share Amounts)
                                                                December 31,
                                                               1999      1998
-------------------------------------------------------------------------------
Common Shareholders' Equity:
  E'town Corporation:
    Common stock without par value, authorized,
     15,000,000 shares, issued 1999, 8,760,682
     shares; 1998, 8,504,344 shares                         $ 180,124 $ 169,324
    Paid-in capital                                             1,315     1,315
    Capital stock expense                                      (5,160)   (5,160)
    Retained earnings                                          53,922    50,961
    Less cost of treasury stock; 1999 and 1998, 32,554 shares    (968)     (968)
-------------------------------------------------------------------------------
        Total common shareholders' equity                     229,233   215,472
-------------------------------------------------------------------------------
Preferred Shareholders' Equity (Note 5)
  Elizabethtown Water Company:
    Mandatory Redeemable Cumulative Preferred Stock:
      $100 par value, authorized, 200,000 shares; $5.90 series,
       issued and outstanding, 120,000 shares                  12,000    12,000
   Cumulative Preferred Stock:
       $25 par value, authorized, 500,000 shares; none issued
   Applied Wastewater Management, Inc:
       Redeemable Preferred Stock:
       No par value, non-cumulative, issued and
        outstanding, 227 shares                                   227       227
-------------------------------------------------------------------------------
        Total preferred shareholders' equity                   12,227    12,227
-------------------------------------------------------------------------------
Long-Term Debt (Notes 5, 8 and 9):
  E'town Corporation:
    6 3/4% Convertible Subordinated Debentures, due 2012        8,705    10,499
    6.79% Senior Notes, due 2007                               12,000    12,000
  Liberty Water Company:
    Contract Obligations Payable                                         19,000
  Applied Wastewater/Applied Water Management:
    6% Note Payable (due serially through 2027)                   204       261
    9.65% Mortgage Note Payable (due 2001)                        264
  Elizabethtown Water Company:
    7.20% Debentures, due 2019                                 10,000    10,000
    7 1/2% Debentures, due 2020                                15,000    15,000
    6.60% Debentures, due 2021                                 10,500    10,500
    6.70% Debentures, due 2021                                 15,000    15,000
    8 3/4% Debentures, due 2021                                27,500    27,500
    8% Debentures, due 2022                                    15,000    15,000
    5.60% Debentures, due 2025                                 40,000    40,000
    7 1/4% Debentures, due 2028                                50,000    50,000
    Variable Rate Debentures, due 2027                         50,000    50,000
  The Mount Holly Water Company:
    New Jersey Environmental Infrastructure Trust Notes
     (due serially through 2018)                                7,040     7,295
    New Jersey Department of Environmental Protection
     Notes(due serially through 2018)                           5,677     5,895
    9.65% Mortgage Note Payable (due 2001)                        156
    Note payable (due 2000)                                                  30
-------------------------------------------------------------------------------
        Total long-term debt                                  267,046   287,980
    Unamortized (discount) premium-net                         (1,031)   (1,072)
-------------------------------------------------------------------------------
        Total long-term debt-net                              266,015   286,908
-------------------------------------------------------------------------------
           Total Capitalization                             $ 507,475 $ 514,607
===============================================================================

See Notes to Consolidated Financial Statements.

E'TOWN CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(In Thousands Except Share Amounts)
                                                     Year Ended December 31,
                                                      1999       1998      1997
-------------------------------------------------------------------------------

Common Stock:
  Balance at Beginning of Year                    $ 169,324 $ 153,162 $ 145,661
  Common stock issued under Dividend Reinvestment
   and Stock Purchase Plan (1999, 197,547 shares;
   1998, 213,568 shares; 1997, 227,992 shares)        8,702     7,861     6,980
  Redemption of Convertible Debentures (1999,
   44,225 shares; 1998, 18,100 shares)                1,769       724
  Issuance of restricted and unrestricted stock
   under compensation programs (1999, 2,822
   shares; 1998, 9,590 shares; 1997, 4,033 shares)      119       332       123
   (Cancellation) issuance of restricted stock for
   acquisitions (1999,(25,756) shares; 1998,
   186,310 shares)(Note 8)                             (867)    6,653
  Exercise of stock options (1999, 37,500 shares;
   1998, 22,315 shares; 1997, 14,685 shares)          1,077       592       398
-------------------------------------------------------------------------------
      Balance at End of Year                        180,124   169,324   153,162
-------------------------------------------------------------------------------

Paid-in Capital                                       1,315     1,315     1,315
-------------------------------------------------------------------------------

Capital Stock Expense                                (5,160)   (5,160)   (5,160)
-------------------------------------------------------------------------------

Retained Earnings:
  Balance at Beginning of Year                       50,961    45,560    42,434
  Net Income                                         20,487    22,330    19,260
  Dividends on common stock (1999, 1998 and
   1997, $2.04)                                     (17,526)  (16,929)  (16,134)
-------------------------------------------------------------------------------
      Balance at End of Year                         53,922    50,961    45,560
-------------------------------------------------------------------------------

Treasury Stock:
  Balance at Beginning of Year                         (968)     (954)     (737)
   Cost of shares redeemed to exercise stock
    options (1998, 346 shares; 1997, 6,332 shares)               (14)      (217)
-------------------------------------------------------------------------------
      Balance at End of Year                           (968)     (968)     (954)
-------------------------------------------------------------------------------

     Total Common Shareholders' Equity            $ 229,233 $ 215,472 $ 193,923
===============================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization
E'town Corporation (E'town or Corporation), a New Jersey holding company, is the parent company of Elizabethtown Water Company (Elizabethtown or Company), E'town Properties, Inc. (Properties), Edison Water Company (Edison), Liberty Water Company (Liberty), Applied Water Management, Inc. (AWM) and Applied Wastewater Management, Inc. (AWWM). The Mount Holly Water Company (Mount Holly) is a wholly owned subsidiary of Elizabethtown. The assets and operating results of Elizabethtown constitute the predominant portions of E'town's assets and operating results. The regulated utilities, Elizabethtown, Mount Holly and AWWM, comprise the Regulated Utilities segment, Liberty and Edison comprise the Contract Operations segment, AWM is the Engineering/Operations and Construction segment and E'town and Properties comprise the Financing and Investment segment.

2. Pending Merger
On November 21, 1999, E'town entered into an agreement (Merger Agreement) with Thames Water Plc (Thames Water) under which Thames Water has agreed, subject to certain conditions, to acquire E'town for $68 per share in cash or approximately $607 million. Thames Water will also assume the debt of E'town. The acquisition will take the form of a merger (Merger) of E'town with a newly formed subsidiary of Thames Water and E'town will be the surviving company.

A special meeting of shareholders is expected to be held during the second quarter of 2000 to seek shareholder approval of the transaction. The acquisition is also subject to approval by the New Jersey Board of Public Utilities (BPU), the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. Certain clearances must also be obtained from the New Jersey environmental regulators. The transaction is expected to close prior to the end of 2000.

3. Summary of Significant Accounting Policies
Basis of Presentation
The consolidated financial statements include E'town and its subsidiaries. Significant intercompany accounts and transactions have been eliminated. Elizabethtown and Mount Holly are regulated water utilities. AWWM is a regulated wastewater utility. All three companies follow the Uniform System of Accounts, as adopted by the BPU.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

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

Depreciation is generally computed on a straight-line basis at functional rates for various classes of assets based on the estimated useful lives of the assets. The balances of significant classes of assets and their respective depreciable lives at December 31, 1999 and 1998 are as follows:

                                                                  Annual
                                                               Depreciation
(THOUSANDS OF DOLLARS)                     1999          1998      Rate
=============================================================================
Asset Class:
Transmission and Distribution Mains $   337,408   $   318,363           0.99%
Water Treatment Equipment               111,961       106,787           2.35%
Services                                 67,154        62,213           2.77%
Structures and Improvements              88,147        75,736   2.08% - 2.74%
Pumping Equipment                        42,704        41,082   2.59% - 3.38%
Meters                                   27,589        23,415           2.77%
Water Storage Tanks                      23,658        21,232           1.37%
Other                                    80,864        69,157     0% - 15.73%
-----------------------------------------------------------------------------
Total utility plant in service      $   779,485   $   717,985
=============================================================================

The provision for depreciation, as a percentage of average depreciable property, on a composite basis, was 1.82% for 1999, 1.81% for 1998 and 1.85% for 1997.

Allowance for Funds Used During Construction
Elizabethtown, Mount Holly and AWWM capitalize, as an appropriate cost of utility plant, an Allowance for Funds Used During Construction (AFUDC), which represents the cost of financing major projects during construction. AFUDC, a non-cash credit on the Statements of Consolidated Income, is added to the construction cost of the project and included in rate base and then recovered through depreciation charges in rates during the assets' useful lives. AFUDC is comprised of a debt component (credited to Interest Charges), and an equity component (credited to Other Income) in the Statements of Consolidated Income. AFUDC totaled $.76 million, $1.08 million and $.38 million for 1999, 1998 and 1997, respectively.

Non-utility Property
Ongoing costs associated with real estate parcels are being expensed as incurred. Properties had capitalized direct costs, real estate taxes and interest costs associated with certain real estate parcels as they were being developed. All the parcels were available for sale as of November 1997 and therefore, no interest was capitalized in 1999 or 1998.

Revenues
Water revenues are recorded based on the amounts of water delivered to customers through the end of each accounting period. This includes an accrual for unbilled revenues for water delivered from the time meters were last read to the end of the respective accounting periods.

The construction division of AWM engages in fixed-price and modified fixed-price contracts for the construction of wastewater facilities. These revenues are recognized on the percentage-of-completion method, measured by the cost-to-cost method. Contract costs, under the percentage-of-completion method, include all direct material and labor costs and those indirect costs related to contract performance such as tools and vehicle costs.

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

Customers' Advances for Construction and Contributions in Aid of Construction Customers' Advances for Construction (CAC) and Contributions in Aid of Construction (CIAC) represent capital provided by developers, under a contract, for main extensions to new real estate developments. CAC is refundable to developers based upon amounts for each type and quantity of unit constructed by the developer when the units are metered. Such contracts have a ten-year life. CIAC represents CAC that, under the terms of individual main extension agreements, are no longer subject to refund.

Earnings Per Share of Common Stock
Basic earnings per share are computed on the basis of the weighted average number of shares outstanding. Diluted earnings per share assumes both the conversion of the 6 3/4% Convertible Subordinated Debentures and assumes the exercise of all stock options (see Note 6). The calculations of basic and diluted earnings per share for the three years ended December 31, 1999 follow:

(THOUSANDS OF DOLLARS)                              1999       1998        1997
===============================================================================
Basic:
Net Income                                    $   20,487 $   22,330  $   19,260
Average common shares outstanding                  8,572      8,263       7,891
-------------------------------------------------------------------------------
Basic earnings per share                      $     2.39 $     2.70  $     2.44
===============================================================================
Diluted:
Net income                                    $   20,487 $   22,330  $   19,260
After tax interest expense
   applicable to 6 3/4% Convertible
   Subordinated Debentures                           429        488         500
-------------------------------------------------------------------------------
Adjusted net income                           $   20,916 $   22,818  $   19,760
-------------------------------------------------------------------------------
Average common shares outstanding                  8,572      8,263       7,891
Additional shares from assumed
   exercise of stock options                          81         42          40
Additional shares from assumed
   conversion of 6 3/4% Convertible
   Subordinated Debentures                           218        262         284
-------------------------------------------------------------------------------
Average common shares outstanding as adjusted      8,871      8,567       8,215
-------------------------------------------------------------------------------
Diluted earnings per share                    $     2.36 $     2.66  $     2.41
===============================================================================

Cash Equivalents
The Corporation considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

New Accounting Pronouncements
In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activity". In June 1999 the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activity - Deferral of the Effective Date of SFAS No. 133" to defer the effective date of SFAS No. 133 for one year. Consequently, SFAS No. 133 will now be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Corporation does not believe this Statement will have an impact on its financial condition and results of operations.

Reclassification
Certain prior year amounts have been reclassified to conform to the current year's presentation.

4. Federal Income Taxes
The computation of federal income taxes and the reconciliation of the tax provision computed at the federal statutory rate (35%) with the amounts reported in the Statements of Consolidated Income follow:

(THOUSANDS OF DOLLARS)                 1999         1998         1997
========================================================================
Tax expense at statutory rate       $  11,476    $  12,378    $  10,843
Items for which deferred taxes are
   not provided:
     Difference between book
       and tax depreciation               147           63           58
     Other                                 68          (12)         197
Investment tax credits                   (203)        (203)        (203)
------------------------------------------------------------------------
Provision for federal income taxes  $  11,488    $  12,226    $  10,895
========================================================================
The provision for federal income
   taxes is comprised of the following:
Current                             $   5,766    $   8,301    $   6,759
Tax on main extension refunds             416          525        1,369
Deferred:
   Tax depreciation                     3,099        3,086        2,670
   Capitalized interest                   (27)          91          114
   Main cleaning and lining               759          796          612
   Flood expenditures                   1,750
   Other                                  (72)        (189)        (426)
Investment tax credits - net             (203)        (203)        (203)
Refund from IRS                                       (181)
------------------------------------------------------------------------
Total provision                     $  11,488    $  12,226    $  10,895
========================================================================

The Regulated Utilities Segment provides deferred taxes at the enacted statutory rate for all temporary differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities irrespective of the treatment for rate making purposes. Management believes it is probable that the accumulated tax benefits that previously have been treated as a flow-through item to the regulated utility customers will be recovered from these customers in the future. Accordingly, offsetting regulatory assets have been established. At December 31, 1999, the regulated utilities had deferred tax liabilities of $13.47 million. There were also, at December 31, 1999, offsetting regulatory assets for the same amounts representing the future revenue expected to be recovered through rates based upon established regulatory practices which permit recovery of current taxes payable. These amounts were determined using the enacted federal income tax rate of 35% and were calculated in accordance with SFAS No. 109.

The tax effect of significant temporary differences representing deferred income tax assets and liabilities as of December 31, 1999 and 1998 is as follows:

(THOUSANDS OF DOLLARS)                         1999            1998
====================================================================
Water utility plant - net            $      (51,534) $      (47,538)
Non - utility property                          286             251
Other investments                              (742)           (787)
Taxes recoverable through future rates      (13,466)        (14,226)
Capitalized interest                         (3,847)         (3,983)
Waste residuals                                (539)           (480)
Flood expenditures                           (1,750)
Other assets                                    746             562
Other liabilities                              (390)           (286)
--------------------------------------------------------------------
Net deferred income tax liabilities  $      (71,236) $      (66,487)
====================================================================

5. Capitalization
E'town routinely makes equity contributions to Elizabethtown which represent a portion of the proceeds of common stock issued under E'town's Dividend Reinvestment and Stock Purchase Plan (DRP). Such equity contributions amounted to $8.70 million, $7.86 million and $6.98 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The Corporation maintains a Shareholders' Rights Plan (Rights Plan). Generally, under the Rights Plan, if a person or group acquires 10% or more of the Corporation's common stock or announces a tender offer for the Corporation's common stock, non-acquiring shareholders may, under certain circumstances, exercise rights (Rights) to allow them to significantly increase their percentage of ownership of the Corporation's common stock. Such Rights may be redeemed by the Board of Directors. Pursuant to the terms of the Merger Agreement with Thames Water, the Corporation has amended its Rights Plan so that the Corporation may proceed to consummate the Merger without triggering the provisions of the Rights Plan and the Rights would expire immediately prior to the effective time of the Merger (see Note 2).

Preferred Stock
Elizabethtown's $5.90 Mandatory Redeemable Cumulative Preferred Stock is not redeemable at the option of the Company. Elizabethtown is required to redeem the entire issue at $100 per share on March 1, 2004.

AWWM's no par value, non-cumulative preferred stock has no cumulative dividend rights and is redeemable at the option of the Corporation. There are no liquidation preferences specified with respect to this class of preferred stock.

Long-term Debt
Elizabethtown's long-term debt indentures restrict the amount of retained earnings available to Elizabethtown to pay cash dividends (which is the primary source of funds available to the Corporation for payment of dividends on its common stock) or acquire Elizabethtown's common stock, all of which is held by E'town. At December 31, 1999, $7.52 million of Elizabethtown's retained earnings were restricted under the most restrictive indenture provision. Therefore, $46.40 million of E'town's consolidated retained earnings were unrestricted.

In February 2000 E'town issued $30 million of 7.69% Senior Notes due 2010 in a private placement. The proceeds were used to repay short-term debt incurred to finance the acquisition of the contract to operate the water system of the city of Elizabeth and capital costs for the non-regulated subsidiaries.

In November 1998 Mount Holly closed on loan agreements that will make available up to $13.19 million in proceeds from the issuance of unsecured notes through the New Jersey Environmental Infrastructure Trust Financing Program. This program provides financing through two loans. The first loan, in the amount of $7.30 million, is through the New Jersey Environmental Infrastructure Trust (Trust), which issued tax-exempt bonds with average interest rates of 4.7%. The second loan, in the amount of $5.89 million, is from the state of New Jersey, acting through the New Jersey Department of Environmental Protection (DEP). The State is participating in the Safe Drinking Water State Revolving Fund authorized by the Safe Drinking Water Act amendments of 1996 whereby the federal government is funding the state loan at no interest cost. The effective interest rate for the combined notes is approximately 2.59%. The proceeds of the loans will be used to repay short-term debt incurred to finance the Mansfield Project (see Note 11). The Company expects to request these funds from the Trust in the second quarter of 2000.

E'town has outstanding $12 million of 6.79% Senior Notes due December 15, 2007. E'town issued $4 million of these notes in December 1997, $6 million in January 1998 and $2 million in May 1998. The proceeds were used to finance capital additions for Edison as well as to meet working capital needs.

The Note Agreements for E'town's 7.69% and 6.79% Senior Notes require the maintenance of a consolidated fixed charges coverage ratio of at least 1.5 to 1 and a debt to total capitalization ratio not to exceed .65 to 1. As of December 31, 1999, the fixed charges coverage ratio was 2.5 to 1 and the debt to total capitalization ratio was .62 to 1, calculated in accordance with the Note Agreements.

In June 1997, Elizabethtown issued a total of $50 million of 30-year Variable Rate Debentures due December 2027, $25 million of Series A and $25 million of Series B, to evidence a like amount of Variable Rate Notes issued through the New Jersey Economic Development Authority (NJEDA). The proceeds were used to repay $50 million of balances outstanding under Elizabethtown's revolving credit agreement. The NJEDA Notes are remarketed on a weekly basis, at which time the interest rates on each issue are subject to change. The rates in effect as of December 31, 1999 were 5.20% for Series A and 5.10% for Series B.

E'town's 6 3/4% Convertible Subordinated Debentures are convertible to E'town common stock at $40 per share. At December 31, 1999, 217,625 shares of common stock were reserved for issuance upon exercise of the conversion rights.

Liberty, under its contract with the city of Elizabeth, made an installment payment of $12 million in June 1999 and is obligated to make a payment of $19 million in June 2000, which has been recorded as contract obligations payable in the financial statements (see Note 8).

The aggregate maturities of long-term debt (including the portion classified as current and contract obligations payable) for each of the five years succeeding December 31, 1999 are: 2000, $19.49 million; 2001, $1.00 million; 2002, $.59 million; 2003, $.60 million and 2004, $.61 million.

6. Performance Stock Plan and Stock Option Plan
The Corporation has a Performance Stock Plan whereby restricted stock is awarded to key employees and is amortized over three years as compensation expense. The Corporation has recognized compensation expense of less than $.1 million for each of the three years ended December 31, 1999. No restricted stock was issued to employees in 1999. The individual share prices of restricted shares issued for 1998 and 1997 were $34.56, and $30.50, respectively.

E'town has a Stock Option Plan, a qualified incentive plan under which options to purchase shares of E'town's common stock have been granted to certain officers and other key employees at prices not less than the fair market value at the date of grant. The Stock Option Plan provides that any options may be exercised after one year from date of grant up to an expiration date, not to exceed 10 years from grant date.

A summary of the details of stock option grants and outstanding balances is presented below:

      Year          Options    Option             Options Outstanding
     Granted        Granted     Price      12/31/99     12/31/98     12/31/97
------------------------------------------------------------------------------
      1989            7,500    $24.67                      2,200        7,500
      1990            7,500     26.67         7,500        7,500        7,500
      1995           77,000     27.12        34,000       44,300       60,315
      1996            4,000     26.87         2,000        2,000        4,000
      1997           25,000     29.75                     25,000       25,000
      1998            4,000     41.00         4,000        4,000
      1999           40,000     44.00        40,000
------------------------------------------------------------------------------
Total                                        87,500       85,000      104,315
==============================================================================

                                                     Weighted
                                         Number      Average
                                       of Options  Option Price
----------------------------------------------------------------
Options outstanding at 12/31/96           96,000       $26.88
----------------------------------------------------------------
Granted *                                 25,000        29.75
Exercised                                (14,685)      (27.12)
Forfeited                                 (2,000)      (27.12)
----------------------------------------------------------------
Options outstanding at 12/31/97          104,315        27.53
----------------------------------------------------------------
Granted *                                  4,000        41.00
Exercised                                (22,315)      (26.52)
Forfeited                                 (1,000)      (27.12)
----------------------------------------------------------------
Options outstanding at 12/31/98           85,000        28.44
----------------------------------------------------------------
Granted *                                 40,000        44.00
Exercised                                (37,500)      (28.73)
Forfeited                                      0            0
----------------------------------------------------------------
Options outstanding at 12/31/99           87,500       $35.43
================================================================
* Options are exercisable after one year from date of grant.

In connection with the adoption of SFAS No. 123 "Accounting for Stock-Based Compensation," which was effective in 1996, the Corporation elected to continue to account for its Stock Option Plan using the method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and provide proforma disclosure of the effect of adopting SFAS No. 123. The effect of accounting for stock-based compensation under SFAS No. 123 would be to reduce earnings by $.07 million, $.03 million and $.06 million for 1999, 1998 and 1997, respectively, and $.008, $.004 and $.008 per share for 1999, 1998 and 1997, respectively. The fair values of the options granted for 1999, 1998 and 1997 were $2.58, $5.14 and $3.38, respectively. This calculation was based upon the Black-Scholes option pricing model for 1999, 1998 and 1997, respectively as follows: expected volatility 13%, 30% and 30%; dividend yield 4.6%, 4.3% and 6.5%; risk-free interest rate 6.2%, 7% and 7%.

The Corporation has a Directors' Stock Plan established in 1998 whereby directors are compensated for their annual retainer in E'town Corporation common stock. The Corporation issued 2,856 and 3,464 shares in 1999 and 1998, respectively, of which the related effect on compensation expense was recorded as an operation expense. The director may elect to receive the common stock as either restricted or unrestricted stock.

7. Lines of Credit
E'town has $115 million in lines of credit with several banks, of which up to $55 million is available to E'town for use by the Corporation or its unregulated subsidiaries and of which $90 million is available to Elizabethtown as of December 31, 1999. Of the lines available to Elizabethtown, $10 million represents a committed line of credit.

Information relating to bank borrowings for 1999, 1998 and 1997 is as follows:

(THOUSANDS OF DOLLARS)                   1999        1998       1997
=====================================================================

Maximum amount outstanding          $  89,500    $ 44,000   $ 69,500

Average monthly amount
   outstanding                      $  60,182    $ 26,238   $ 43,525

Average interest rate at year end         6.8  %      5.9   %    6.2

Weighted average interest rate
   based on average daily balances        5.8 %       6.0 %      5.8
=====================================================================

There were no compensating balances as of December 31, 1999, 1998 and 1997.

8. Non-Utility Property and Other Investments
The detail of amounts included in Non-Utility Property and Other Investments at December 31, 1999 is as follows:

(THOUSANDS OF DOLLARS)                            1999         1998
====================================================================

Funds held in trust by others               $    7,264     $  7,234
Concession fees on privatization
   contracts - net of amortization              53,946       55,505
Capital assets for privatization
   contracts - net of amortization               6,165        3,341
Investments in real estate                       9,049       11,341
Goodwill - net of amortization                   5,036        5,401
Investment in SEGS                               1,089        1,214
Other capital assets                             2,429          637
Other                                              185          272
--------------------------------------------------------------------
Total                                       $   85,163     $ 84,945
====================================================================

In July 1998 E'town, through Liberty, entered into a contract  with the city of Elizabeth (Elizabeth), New Jersey to operate its water system under a 40-year contract serving approximately 17,600 customers. Under the contract, Liberty made payments to Elizabeth of $19.7 million in 1998 and $12 million in 1999 and is obligated to make a payment of $19 million in June 2000. These amounts have been included in the table above in concession fees on privatization contracts, net of amortization. These concession fees are being
amortized on a straight-line basis over the life of the contract.   Also
under the terms of the contract, Liberty will deposit $57.8 million from customer collections during the 40-year contract into a fund administered by Elizabeth (Fund Deposits), of which $52.3 million is due after 2012, to be used by Elizabeth to pay for capital improvements or for other water system purposes. As these funds will be controlled by Elizabeth, they will be accounted for as a pass-through from customers to Elizabeth and will not be included in revenues or expenses. Liberty is responsible for $7.45 million of construction expenditures, primarily for meter replacements, during the life of the contract. Of these total commitments, approximately $2.45 million is expected to be expended in the next three years. During the life of the contract, E'town will receive all water revenues from billing the customers of the water system in accordance with rate increases set forth in the contract, except for the Fund Deposits discussed above. E'town is also responsible for all operating expenses as well as the capital expenditures discussed above. Performance by Liberty of the contract provisions is guaranteed by E'town.

E'town also performs the commercial billing operations for the wastewater system of Elizabeth. E'town does not operate the wastewater system. E'town does the wastewater billing for Elizabeth and remits all cash collected to Elizabeth. Included in the Consolidated Balance Sheets of E'town as Customer and Other Accounts Receivable at December 31, 1999 and 1998 are the receivables from the customers of Elizabeth for wastewater services in the amount of $5.05 million and $3.37 million, respectively. An equal amount of liability to Elizabeth is included in Accounts Payable and Other Liabilities which has been established to reflect E'town's obligation to remit these funds to Elizabeth as collected.

In 1997 E'town, through Edison, entered into a contract with the township of Edison, New Jersey to operate its water system under a 20-year contract serving approximately 11,500 customers. Edison bills and receives all water revenues generated as a result of operating the water system of the township of Edison, New Jersey and pays all the expenses under the contract. Edison expects to make expenditures of approximately $25 million during the 20-year life of the contract of which $12.48 million has been spent as of December 31, 1999. Construction expenditures, as they are incurred, are being amortized on a straight-line basis over the remaining life of the contract. Expenditures include capital improvements to the water system as well as contract payments to the township of Edison. Of the total, approximately $2.94 million is expected to be expended in the next three years of the contract. An initial payment of $5.7 million was made upon the closing in June 1997 and has been included in the table above in concession fees on privatization contracts, net of amortization. Performance by Edison of the contract provisions is guaranteed by E'town.

If the Elizabeth or Edison contracts were terminated by either the township of Edison or the city of Elizabeth, the unamortized balance of the concession fees and amounts paid for additional capital improvements would be refunded to Liberty and Edison in accordance with the contracts.

Also included in Non-Utility Property and Other Investments at December 31, 1999 and 1998 are $9.05 million and $11.34 million, respectively, of investments in various parcels of undeveloped land in New Jersey.

One of the real estate parcels was sold in 1997 for $.4 million, resulting in a gain of less than $.1 million. Two other parcels were sold in 1998 for $1.7 million resulting in a gain of less than $.1 million. Cash proceeds of $1.2 million were received in 1998 for these two parcels and the balance was financed with a one-year mortgage at an interest rate of 8%, which was paid in 1999. In February 1999 Properties sold a parcel of land, which has been under contract since 1995 in Green Brook, New Jersey for $5.83 million, at a gain of $2.00 million net of taxes. Cash proceeds of $1.99 million were received in 1999. The remaining $4.33 million, at time of closing, was financed with a 7.75% mortgage, to be paid over 2 years. The mortgage balance, including accrued interest, of $3.84 million is included in Mortgage and Other Notes Receivable in E'town's Consolidated Balance Sheets. Properties sold a small parcel in Clinton, New Jersey in 1999 for $.6 million at a gain of less than $.1 million net of taxes. The sale proceeds are being invested into water and wastewater projects. Properties has entered into contracts for sale for all of its remaining parcels. The eventual sale of these parcels is contingent upon the purchaser obtaining various approvals for development. This process could take up to several years. As of December 31, 1999, all the remaining properties are under contract to be sold. Based upon the expected sales prices for these properties under the contracts, the estimated net realizable value of each property exceeds its respective carrying value as of December 31, 1999.

E'town purchased the operations of Applied Wastewater General Partnership
(AWG) in June 1998 to provide a full complement of water and wastewater services. The original purchase price, in a non-cash transaction, was $6.61 million (185,005 restricted common shares issued) for the three companies that now comprise AWM and $.04 million (1,305 restricted common shares issued) for AWWM, a regulated wastewater utility, in a stock-for-stock transaction accounted for as a purchase. The purchase price was subject to a potential downward post-closing adjustment based upon a multiple of earnings for the twelve months ended March 31, 1998. As required by the purchase contract, E'town had undertaken an audit of AWG for such period. This process resulted in a downward post-closing adjustment of $.9 million (25,756 shares), which has been reflected in E'town's 1999 Consolidated Balance Sheet. The adjusted goodwill amounts to $4.76 million as of December 31, 1999 and is being amortized over a 40-year period. Had the acquisition been consummated as of January 1, 1997, the proforma effect on revenues, net income and earnings per share for the years ended December 31, 1999, 1998 and 1997 would be immaterial.

Included in Non-Utility Property and Other Investments at December 31, 1999 and 1998 is an investment of $1.09 million and $1.21 million, respectively, ($.35 million and $.43 million net of related deferred taxes) in a limited partnership that owns Solar Electric Generating System V (SEGS), located in California. The Corporation owns a 3.19% interest in SEGS. The investment is being accounted for on the equity method. The Corporation continues to monitor the relationship between the carrying and net realizable values of its investment in SEGS, based upon information provided by SEGS management as well as through cash flow analyses.

During 1999 AWM made certain investments in non-regulated wastewater assets for $1.7 million. Of this amount $1.2 million was recorded as other capital assets and $.5 million was recorded as goodwill. The goodwill is being amortized over 10 years.

9. Financial Instruments
The carrying amounts and the estimated fair values, as of December 31, 1999 and 1998, of financial instruments issued by the Corporation are as follows:

(THOUSANDS OF DOLLARS)                     1999         1998
=============================================================

Cumulative preferred stock:
   Carrying amount                  $    12,227   $   12,227
   Estimated fair value                  12,077       13,247

Long - term debt:
   Carrying amount                  $   266,015   $  286,908
   Estimated fair value                 261,686      299,630
=============================================================

Estimated fair values for preferred and debt instruments are based upon quoted market prices for these or similar securities.

10. Regulatory Assets and Liabilities
Certain costs incurred by Elizabethtown and Mount Holly have been deferred as regulatory assets and are being amortized over various periods, as set forth below:

(THOUSANDS OF DOLLARS)                   1999        1998
==========================================================

Waste residual management           $   1,538    $  1,371
Unamortized debt and preferred
   stock expense                        8,900       9,368
Taxes recoverable through future
   rates (Note 4)                      13,466      14,226
Postretirement benefit expense
   (Notes 11 and 14)                    3,145       3,490
Safety management expense                 158         245
Business process redesign                 136         210
Rate case expenses                         23           7
PWAC underrecovery                       480         305
----------------------------------------------------------
Total                               $  27,846    $ 29,222
==========================================================

Waste Residual Management
The costs of disposing of the byproducts generated by Elizabethtown's and Mount Holly's water treatment plants are being amortized and recovered in rates over 3- and 5-year periods, respectively, for ratemaking and financial statement purposes. No return is being earned on the deferred balances related to these programs.

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

Purchased Water Adjustment Clause
In 1994 Elizabethtown established a Purchased Water Adjustment Clause
(PWAC), to reflect the cost of water purchased from the New Jersey Water Supply Authority (NJWSA). The current rate for the PWAC is zero since the costs of purchased water were reflected in the 1996 rate case; however, because of the high pumpage in the summers of 1999 and 1998, Elizabethtown has under-recovered its purchased water costs and therefore, has deferred $.44 million as of December 31, 1999. As of December 31, 1999, Mount Holly has deferred $.04 million of PWAC costs (see Note 11).

There were no regulatory liabilities at December 31, 1999 or 1998.

11. Regulatory Matters
Elizabethtown
In December 1997 the BPU adopted a Stipulation for rate increases for Elizabethtown and Mount Holly, effective January 1, 1998, for the full recovery of costs associated with SFAS No. 106 "Accounting for Employer's Postretirement Benefits" on an accrual basis less the costs associated with SFAS No. 106 expenses previously recovered in rates. The total increases in annual operating revenues resulting from these Stipulations were $.39 million for Elizabethtown and $.02 million for Mount Holly.

In accordance with the terms of the pending Merger Agreement, Elizabethtown will postpone filing for rate relief until the Merger has been consummated.

Mount Holly
In 1998 Mount Holly commenced a construction project, called the Mansfield Project, to comply with New Jersey legislative restrictions to obtain alternative water supplies, thereby reducing its water pumpage from an aquifer, which had been subject to over-pumping by Mount Holly and various local purveyors in a portion of southern New Jersey. A portion of this project was placed into service in the third quarter of 1998 and the remaining portion of the project was placed into service in late December 1999.

To settle an appeal initiated by another water purveyor in 1995 concerning the diversion rights for the Mansfield Project, Mount Holly signed a Stipulation in 1997 with the purveyor, the DEP and other parties, requiring Mount Holly to purchase one million gallons per day from the other purveyor during the two-year period that the Mansfield Project was being constructed. Purchases began during March of 1998, after completion of an interconnection and ended in January 2000 shortly after the Mansfield Project went into service.

In September 1997 Mount Holly filed a petition with the BPU to establish a Purchased Water Adjustment Clause (PWAC) to reflect the cost of water purchased from the other purveyor under the aforementioned agreement. In May 1998 the BPU adopted a Stipulation signed by the parties to the PWAC case for an increase in annual revenues under Mount Holly's PWAC of $1.3 million or 38.9%.

Effective January 1, 2000, Mount Holly received an increase in annual rates of $1.88 million. This increase included costs for Mount Holly's Mansfield Project that was placed in service at the end of December 1999. The rate decision also reflected the elimination of the PWAC. After the elimination of the PWAC the net rate increase was $.51 million. This increase also reflects additional construction and financing costs, as well as increases in operating costs since base rates were last established in January 1996.

In June 1999 Mount Holly purchased Homestead Water Utility, Inc. and AWWM purchased Homestead Treatment Utility, Inc. for a combined cash price of $1.8 million. The entities provide water and wastewater services to approximately 800 customers of the Homestead community in southern New Jersey. The transactions were accounted for as purchases. Had the acquisitions been consummated as of January 1, 1997, the proforma effect on revenues, net income and earnings per share for the years ended December 31, 1999, 1998 and 1997 would be immaterial.

12. Other Events
In August 1999 the Governor of the State of New Jersey declared a "Water Emergency" for the entire state and issued mandatory restrictions on outdoor, nonessential water use. Due to unusually low levels of rainfall during June and July the Governor deemed these measures necessary to preserve the integrity of several of the state's reservoir and well supplies. Customers of Elizabethtown, Mount Holly, Edison and Liberty were subject to these restrictions. The water systems operated by E'town's subsidiaries at all times had, and continue to have, adequate supplies of water to meet the needs of their customers. These restrictions affected the amount of water consumed by a substantial number of the Corporation's customers and reduced net income in 1999 by approximately $.68 million. The restrictions were lifted in October 1999.

In September 1999 Elizabethtown withdrew its primary water treatment plant, the Raritan-Millstone Water Treatment Plant (Plant), from service as a result of flooding from Tropical Storm Floyd (Floyd). For several days, Elizabethtown had difficulty maintaining adequate water pressure in portions of its distribution system because overall system production levels were substantially less than normal. Customers in portions of a few municipalities were without water service for a period of approximately 3 days. Costs incurred to repair and replace equipment damaged by the flood and to respond to inquiries by customers, regulatory bodies and the media have been deferred and are expected to be recoverable through insurance. The Company has incurred $7.0 million of flood-related expenditures and has received an advanced reimbursement of $2.0 million from its insurance carrier. The remaining $5.0 million of flood-related expenditures is reported on the Consolidated Balance Sheets as a deferred charge at December 31, 1999. The loss of revenues due to below normal water consumption is not recoverable through insurance (see Note 13 for legal matters related to Floyd). The loss of revenues decreased net income in 1999 by approximately $.39 million.

13. Commitments and  Contingent Liabilities
Elizabethtown is obligated, under a contract that expires in 2013, to purchase from the New Jersey Water Supply Authority (NJWSA) a minimum of 37 billion gallons of water annually. Effective July 1, 1999, the annual cost of water under contract is $7.63 million. The Company purchases additional water from the NJWSA on an as-needed basis. The total cost of water purchased from the NJWSA was $9.03 million in 1999.

In connection with E'town's agreement to operate the water systems of the township of Edison and the city of Elizabeth, E'town has certain contractual commitments which are set forth in Note 8.

Capital expenditures of E'town and its subsidiaries are estimated to be $152.36 million, exclusive of concession fees, through 2002, of which $144.99 million is for utility expenditures by Elizabethtown, Mount Holly and AWWM and $7.37 million is for non-utility expenditures.

Expected future minimum rental payments required under noncancelable leases with terms in excess of one year at December 31 of each of the years 2000 through 2004 are: 2000, $1.04 million; 2001, $1.06 million; 2002 $.92 million; 2003, $.62 million and 2004, none. Rent expense totaled $.99 million, $.83 million and $.72 million in 1999, 1998 and 1997, respectively.

Elizabethtown and AWM lease vehicles and certain office equipment. The minimum payments required under noncancelable leases with terms in excess of one year at December 31 of each of the years 2000 through 2004 are: $1.66 million, $1.65 million, $1.64 million, $1.64 million and $1.64 million. The lease expense was $1.39 million and $.29 million for 1999 and 1998, respectively. There was no lease expense for 1997.

In connection with the pending Merger the Corporation retained a financial advisor. The total estimated fee for the financial advisor is $ 4.50 million of which $ 1.09 million was expensed in 1999 in connection with the Merger announcement, $ .66 million is due upon shareholder approval and the remainder is due when the transaction is consummated.

Upon the consummation of the pending Merger, the Corporation will become obligated to make a payment of $.4 million to an officer of the Corporation as consideration for efforts to bring the transaction to completion.

Also in connection with the pending Merger, subsequent to the consummation of the transaction, the Corporation may become obligated to make payments to officers of Elizabethtown and Properties under change in control agreements presently in effect between the Corporation and the officers. The extent of personnel decisions that could potentially trigger the provisions of these agreements are not presently known and therefore, the amounts of any potential obligations are not presently determinable.

Environmental, Legal and Other Matters
On September 23, 1999, two parties filed separate class action lawsuits for compensatory damages and related fees on behalf of themselves and similarly situated residential and commercial customers against Elizabethtown Water Company, Edison Water Company and Liberty Water Company. The lawsuit alleges negligence regarding the quantity and quality of water services provided by the Corporation during the period in September 1999 when Elizabethtown's Plant was flooded from Floyd and was withdrawn from service for approximately 3 days. Elizabethtown has notified its insurance carrier of the lawsuit and has filed a motion for summary judgment to dismiss the lawsuit as a class action proceeding prior to answering the allegations. In March 2000 the New Jersey Superior Court (NJSC) ruled that in the event the lawsuit is not dismissed, the case be referred to the BPU for purposes of investigating the matter and reporting its findings to the NJSC. The NJSC, in view of the BPU's findings, will then determine what, if any, damages were suffered by the plaintiffs and what liability, if any, rests with Elizabethtown. E'town Corporation maintains that such allegations are without merit and believes that the plaintiffs' chances of prevailing are not significant.

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

The Corporation, in the ordinary course of business, periodically becomes involved in litigation. There is currently no litigation in progress, other than the items discussed above, regarding environmental or other issues in which an outcome adverse to the Corporation could have a material impact on the financial statements.

14. Pension Plan and Other Postretirement Benefits
Pension Plan
Elizabethtown has a trusteed, noncontributory Retirement Plan (Plan), which covers most employees of Elizabethtown, Mount Holly and Properties. The Plan provides for annual benefits at retirement equal to 1.6% of the average compensation for the highest four consecutive years, multiplied by the number of years of credited service.

Supplemental Pension Plan
The Corporation also has a supplemental retirement plan for certain management employees that is not funded. Eligibility for the designated employees is based upon their completion of twenty years of service.
Payments are based upon 60% of the average compensation of an eligible management employee's last three years of service, net of the amount earned under the Plan. Benefits are payable for a period of 15 years and payments are made directly by the Corporation. In 1999 the supplemental compensation plan was amended to change the definition of compensation to include incentive compensation and other taxable benefits. The unfunded benefit obligation at December 31, 1999 and 1998 was $2.13 million and $1.51 million, respectively.

Other Postretirement Benefits
The Corporation provides certain health care and life insurance benefits for substantially all of its retired employees. As a result of a contract negotiated in February 1996 with the Corporation's bargaining unit, all union and non-union employees retiring after January 1, 1997, pay 25% of future increases in the premiums the Corporation pays for postretirement medical benefits.

Under SFAS No. 106, the costs of postretirement benefits are accrued for each year the employee renders service, based on the expected cost of providing such benefits to the employee and the employee's beneficiaries and covered dependents, rather than expensing these benefits on a pay-as-you-go basis.

The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation as of December 31, 1999, and for 1999 was 9%. This rate decreases linearly each successive year until it reaches 3.8% in 2008, after which the rate remains constant.

The rate increases effective January 1, 1998 allow for the full recovery of costs associated with the implementation of SFAS No. 106, including an amortization over 15 years of amounts previously deferred, which were in excess of amounts previously being recovered in rates. As of December 31, 1999, the unamortized amounts that remain deferred are $3.02 million and $.13 million for Elizabethtown and Mount Holly, respectively.

The accompanying tables set forth the funded status of the Company's Plan and other postretirement benefit plans as of December 31 1999 and 1998 and reconciliations of the components of net periodic pension and postretirement benefit costs for the years 1999, 1998 and 1997:

                                                           Other Postretirement
                                                Pension Plans      Benefits
(THOUSANDS OF DOLLARS)                          1999     1998     1999     1998
===============================================================================
Funded Status

Change in benefit obligation during year:
   Benefit obligation at beginning of year    $45,880  $40,447 $ 7,938  $ 6,604
   Service cost                                 1,672    1,407     241      390
   Interest cost                                3,109    2,855     430      486
   Benefit payments                            (2,256)  (2,092)   (238)    (247)
   Actuarial (gain) or loss                    (5,615)   3,263  (2,359)     705
   Plan amendments                                691
-------------------------------------------------------------------------------
Benefit obligation at end of year              43,481   45,880   6,012    7,938
===============================================================================
Change in plan assets during year:
   Fair value of plan assets at
    beginning of year                          52,153   46,803   2,171    1,331
      Employer contributions                      161      174     879      978
      Benefit payments                         (2,256)  (2,092)   (238)    (247)
      Actual return on plan assets              9,811    7,268     286      109
-------------------------------------------------------------------------------
   Fair value of plan assets at end of year    59,869   52,153   3,098    2,171
===============================================================================
Reconciliation of funded status at end of year:
   Funded status                               16,389    6,273  (2,914)  (5,767)
   Unrecognized net transition (asset)
    or obligation                              (1,097)  (1,365)  4,716    5,079
   Unrecognized prior service cost              2,771    2,415
   Unrecognized net (gain) or loss            (18,422)  (7,662) (5,014)  (3,063)
-------------------------------------------------------------------------------
   Accumulated postretirement benefits*       $  (359) $  (339)$(3,212) $(3,751)
===============================================================================
* Recognized in the Consolidated Balance Sheets

                                                                        Pension Plans              Other Postretirement Benefits
(THOUSANDS OF DOLLARS)                                          1999        1998        1997        1999         1998        1997

==================================================================================================================================
Net periodic benefit cost recognized for year:
   Service cost                                              $ 1,672     $ 1,407     $ 1,322      $  241      $   390      $  389
   Interest cost                                               3,109       2,855       2,734         430          486         449
   Expected return on plan assets                             (4,592)     (4,125)     (3,542)       (186)        (109)        (57)
   Net amortization and deferral                                  (7)       (153)         66         165          158         140
   Deferral/amortization for regulated companies                                                  249          247        (273)
----------------------------------------------------------------------------------------------------------------------------------
   Net periodic benefit cost                                     182         (16)        580         899        1,172         648
==================================================================================================================================
Weighted - average assumptions for year:
   Discount rate                                                6.75 %        7.25 %      7.50 %      6.75 %       7.25 %     7.50%
   Rate of compensation increases                               3.50 %        4.00 %      4.00 %
   Expected long - term rate of return on plan assets           9.00 %        9.00 %      9.00 %      9.00 %       9.00 %     9.00%
Weighted - average assumptions at end of year:
   Discount rate                                                7.75 %        6.75 %      7.25 %      7.75 %       6.75 %     7.25%
   Rate of compensation increases                               3.50 %        4.00 %      4.00 %
==================================================================================================================================

A single percentage point increase in the assumed health care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 31, 1999, and the net postretirement service and interest cost by approximately $.81 million and $.11 million, respectively.

15.  Related Party Transactions
Utility Billing Services, Inc., a subsidiary of NUI Corporation, of which a Director of E'town is Chairman of the Board and a Director, provides data processing and related services to Elizabethtown and other subsidiaries of the Corporation. The charges for all services totaled $1.04 million, $.93 million, and $.72 million, for 1999, 1998 and 1997, respectively. The current contract expires December 31, 2000.

The Corporation has a line of credit effective October 1999 in the amount of $10 million with Summit Bank. A Director of E'town and of Elizabethtown is also a Director of Summit Bank. At December 31, 1999, E'town had loans outstanding with Summit Bank in the amount of $7.0 million. Total interest charges paid to Summit Bank by E'town were $.30 million, $.07 million and $.35 million for 1999, 1998 and 1997, respectively. Summit Bank also serves as a bond trustee for Elizabethtown for which Elizabethtown has paid fees of less than $.10 million in 1999, 1998 and 1997.

AWM leases office space from a Director of E'town. Total rent payments were $.24 million for 1999 and $.10 million for the portion of 1998 that the Corporation owned AWM.

16.  Segment Reporting
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires that companies disclose segment data based upon how management makes decisions, allocates resources and measures performance. The 1999, 1998 and 1997 segment data is presented as follows:

                                                                   Engineering/     Financing
(THOUSANDS OF DOLLARS)               Regulated       Contract      Operations/         and
                                     Utilities      Operations     Construction     Investment     Eliminations       Total
==============================================================================================================================
1999
Revenues                              $ 138,791      $   19,363     $    12,439                    $    (8,398)    $   162,195
Operating Expenses                      102,017          16,640          12,564       $   1,679         (8,313)        124,587
Depreciation and Amortization Expense    13,534           1,807             335             120                         15,796
Interest Expense                         16,574           1,312              63           1,467                         19,416
Net Income (Loss)                        20,263           1,489            (189)         (1,076)                        20,487
Total Assets                            750,690          72,921           7,506          51,574        (34,383)        848,308
Total Debt (1)                          299,398          44,624           2,067          59,660        (30,740)        375,009
==============================================================================================================================
1998
Revenues                              $ 134,943      $   12,126     $     5,735       $            $    (7,324)     $  145,480
Operating Expenses                       95,432          10,968           5,699             635         (7,217)        105,517
Depreciation and Amortization Expense    12,500           1,035              81              63                         13,679
Interest Expense                         15,619             843              (6)          1,370                         17,826
Net Income (Loss)                        23,871             420              43          (2,192)           188          22,330
Total Assets                            688,046          68,539           3,744          44,964        (26,551)        778,742
Total Debt (1)                          268,056          31,000             179          44,499           (774)        342,960
==============================================================================================================================
(1) Includes long-term debt, notes payable, long-term debt - current portion and contract obligations payable.

The Regulated Utilities segment provides water and wastewater services through Elizabethtown, Mount Holly and AWWM. This segment is regulated by the BPU.

The Contract Operations segment is comprised of Liberty and Edison and provides water services under contract to municipalities.

The Engineering/Operations/Construction segment is comprised of AWM and provides engineering, operating and construction services, primarily in the wastewater field.

The Financing and Investment segment is comprised of Properties and E'town. E'town provides the equity financing for all the other segments and debt financing for all segments other than the Regulated Utilities segment. Properties owns real estate parcels.

Eliminations are comprised of the accounting entries necessary to eliminate intercompany sales, expenses and investments.

17. Quarterly Financial Data (Unaudited)
A summary of financial data for each quarter of 1999 and 1998 follows:


(THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)
                                                      Basic       Diluted
               Operating    Operating       Net       Earnings    Earnings
Quarter         Revenues      Income       Income     Per Share  Per Share
==========================================================================
1999
1st             $ 35,476     $  8,675     $  6,300     $ 0.74    $  0.73

2nd               41,611       10,179        5,757       0.67       0.66

3rd               45,593       12,809        7,953       0.92       0.91

4th               39,515        5,945          477       0.06       0.06
--------------------------------------------------------------------------
Total           $162,195     $ 37,608     $ 20,487     $ 2.39    $  2.36
==========================================================================

1998
1st             $ 31,267     $  8,455     $  4,163     $ 0.52    $  0.51

2nd               33,609        9,376        5,162       0.63       0.62

3rd               43,907       12,917        8,555       1.02       1.00

4th               36,697        9,215        4,450       0.53       0.53
--------------------------------------------------------------------------
Total           $145,480     $ 39,963     $ 22,330     $2.70     $  2.66
==========================================================================

Water utility revenues are subject to seasonal fluctuation due to normal increased water consumption during the third quarter of each year.

Net income in the fourth quarter of 1999 was impacted by certain significant operation costs, including costs associated with the pending Merger and labor and power costs indirectly attributable to a major flood at Elizabethtown's primary water treatment plant.

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of E'town Corporation:

We have audited the accompanying consolidated balance sheets and statements of consolidated capitalization of E'town Corporation and its subsidiaries as of December 31, 1999 and 1998, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of E'town Corporation and its subsidiaries at December 31, 199 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



/s/ Deloitte & Touche

March 9, 2000
Parsippany, New Jersey

Other Financial and Statistical Data
                                                     1999         1998         1997         1996         1995
=================================================================================================================
 UTILITY PLANT (THOUSANDS)
  Utility Plant - net                         $   659,339  $   609,303  $   572,785  $   560,024  $   507,858
  Construction Expenditures (excluding AFUDC)      60,834       43,582       24,612       55,125       73,789

 TOTAL ASSETS (THOUSANDS)                         848,308      778,742      670,904      655,207       59,156

 CAPITALIZATION (THOUSANDS)
  Shareholders' Equity                            229,233      215,472      193,923      183,512      177,081
  Preferred Stock                                  12,227       12,227       12,000       12,000       12,000
  Debt (1)                                    $   375,009  $   342,960  $   270,328  $   262,511   $  220,703
  Total Capitalization                        $   616,469  $   570,659  $   476,251  $   458,023   $  409,784

 CAPITALIZATION RATIOS
  Common Stock                                         37%          38%          41%          40%          43%
  Preferred Stock                                       2%           2%           2%           3%           3%
  Debt (1)                                             61%          60%          57%          57%          54%
 EARNINGS TO FIXED CHARGES RATIO                     2.59         2.86         2.67         2.18         2.47

 COMMON STOCK DATA
 Earnings Per Share:
  Basic                                       $      2.39  $      2.70  $      2.44  $      1.96   $     2.16
  Diluted                                            2.36         2.66         2.41         1.96         2.14
 Dividends Per Share                                 2.04         2.04         2.04         2.04         2.04
 Book Value Per Share                         $     26.26  $     25.43  $     24.17  $     23.58   $    23.54
 Average Shares Outstanding: (Thousands)
  Basic                                             8,572        8,263        7,891        7,668        7,093
  Diluted                                           8,871        8,567        8,215        7,966        7,394

 REVENUES (THOUSANDS)
  General Customers                           $    92,595  $    87,794  $    85,195  $    68,797   $   67,455
  Other Water Systems                              21,597       22,181       21,900       18,929       18,720
  Industrial Wholesale                              7,531        8,148        8,451        7,869        7,947
  Fire Service/Miscellaneous                       17,068       16,820       16,754       14,814       14,276
  Contract Operations                              19,363       12,126        3,330
  Engineering Operations & Construction            12,439        5,735
  Elimination of Intercompany Sales                (8,398)      (7,324)      (1,804)
  Total Revenues                              $   162,195  $   145,480  $   133,826  $   110,409   $  108,398
 NET INCOME                                   $    20,487  $    22,330  $    19,260  $    15,073   $   15,296

 WATER SALES - MILLIONS OF GALLONS (MG)
  General Customers                                25,852       24,614       24,333       22,890       23,999
  Other Water Systems                              13,806       14,396       14,504       15,049       15,569
  Industrial Wholesale                              3,270        3,482        3,533        3,567        3,673
  Contract Operations                               8,051        5,091        1,307
  System Use and Unaccounted For                    7,718        6,934        6,948        6,444        6,402
  Elimination of Intercompany Sales                (5,165)      (3,899)      (1,163)
  Total Water Sales                                53,532       50,618       49,462       47,950       49,643

 SYSTEM DELIVERY BY SOURCE (MG)
  Surface                                          44,520       48,067       42,585       41,485       42,646
  Wells                                             5,740        1,072        6,689        6,328        6,764
  Purchased                                         8,437        5,378        1,351          137          233
  Elimination of Intercompany Sales                (5,165)      (3,899)      (1,163)
  Total System Delivery                            53,532       50,618       49,462       47,950       49,643

 MILLIONS OF GALLONS PUMPED
  Average Day                                         147          139          135          131          136
  Maximum Day                                         241          217          205          170          183

 CUSTOMERS
  Regulated Utilities                             205,022      200,536      197,663      195,482      192,617
  Contract Operations                              29,051       29,471       11,207
  Engineering/Operations/Construction               4,605        4,437        4,057
  Total Customers                                 238,678      234,444      212,927      195,482      192,617

 GENERAL INFORMATION
  Miles of Main                                     3,014        2,955        2,926        2,899        2,869
  Fire Hydrants Served                             17,668       16,426       16,228       16,012       15,650
=================================================================================================================
(1) Includes long-term debt, notes payable, long-term debt - current portion and contract obligations payable.

As of March 29, 2000 there were 5,182 holders of record of E'town's Common Stock.

See Management's Discussion and Analysis of Consolidated Financial Condition and Results of Operations and Notes to Consolidated Financial Statements appearing elsewhere in this report.

STOCK PRICE AND DIVIDEND DATA:

E'TOWN'S COMMON STOCK IS TRADED ON THE NEW YORK
 STOCK EXCHANGE UNDER THE SYMBOL ETW.

    1999                   1st        2nd        3rd        4th
================================================================
Quarter
Closing Price:
  Low:                  $ 37.44    $ 39.44    $ 45.56    $ 43.56
  High:                 $ 46.81    $ 46.88    $ 53.13    $ 62.88
Dividend Paid           $  0.51    $  0.51    $  0.51    $  0.51
================================================================



    1998                   1st        2nd        3rd        4th
================================================================
 Quarter
 Closing Price:
   Low:                 $ 34.38    $ 33.88    $ 36.44    $ 40.75
   High:                $ 39.69    $ 38.06    $ 43.75    $ 47.38
Dividend Paid           $  0.51    $  0.51    $  0.51    $  0.51
================================================================